SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  May 13, 2004


                              VEOLIA ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


      (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F  X   Form 40-F
                                    ---            ---

      (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

      (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                              Yes     No  X
                                  ---    ---



      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                                     VEOLIA
                                   Environment
                                     [Logo]







                         2003 REFERENCE DOCUMENT SUMMARY


                                   ----------












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This Reference Document Summary includes substantially all of the information set forth in the French-language Document de reference registered by Veolia Environnement (the "Company") with the French Autorite des Marches Financiers on April 21, 2004 under number D. 04-0545. The Company's Annual Report on Form 20-F, when filed, will contain substantially all of the information set forth in this Reference Document Summary and certain additional information not included herein. The Company is required to file the Annual Report on Form 20-F with the U.S. Securities and Exchange Commission by no later than June 30, 2004.
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


                           FORWARD-LOOKING STATEMENTS

         We make some forward-looking statements in this document. When we use the words "aim(s)," "expect(s)," "feel(s)," "will," "may," "believe(s)," "anticipate(s)" and similar expressions in this document, we are intending to identify those statements as forward-looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. In particular, from time to time in this document we state our expectations in terms of revenue to be generated under new contracts recently won or awarded or from new investments made and new assets or operations acquired, though we may have not yet commenced operations under these new contracts nor begun operating these new assets and operations at the time we make these statements. These revenue estimates are based on our management's current assumptions regarding future sales volumes and prices, which are subject to a number of risks and uncertainties that may cause actual sales volumes and prices to differ materially from those projected. As a result, actual revenue recorded under these new contracts or from these new investments, assets and operations may differ materially from those set forth in this document. Other than in connection with applicable securities laws, we undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. We urge you to carefully review and consider the various disclosures we make concerning the factors that may affect our business, including the disclosures made in "Risk Factors," "Operating and Financial Review and Prospects," and "Quantitative and Qualitative Disclosures About Market Risk."

         Unless otherwise indicated, information and statistics presented herein regarding market trends and our market share relative to our competitors are based on our own research and various publicly available sources.

                                EXPLANATORY NOTE

         Approximately 20.4% of our shares are currently owned by Vivendi Universal, a corporation (societe anonyme) incorporated under the laws of France. See "Major Shareholders and Related Party Transactions -- Major Shareholders." From 1998 until December 2001, Vivendi Universal was known as "Vivendi"; before 1998 it was known as "Compagnie Generale des Eaux." In this document, we generally refer to Vivendi Universal as "Vivendi Universal" (rather than as "Vivendi" or "Compagnie Generale des Eaux") even when discussing events that took place when that company was operating under a different name. In addition, except as otherwise indicated or as the context otherwise requires, we use the term "Vivendi Universal" to refer to our shareholder exclusive of its subsidiaries.

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Dividends                                                                     1
Risk Factors                                                                  2
Information on the Company                                                    7
Operating and Financial Review and Prospects                                 52
Directors, Senior Management and Employees                                   81
Major Shareholders and Related Party Transactions                           103
Litigation                                                                  110
Significant Changes                                                         113
Trading Markets                                                             115
Additional Information                                                      118
Quantitative and Qualitative Disclosures About Market Risk                  127
Principal Accountant Fees and Services                                      131
Purchases of Equity Securities by the Issuer and Affiliates                 132
Financial Statements                                                        F-1

Exhibit A    Report of the Chairman of the Board of Directors on the
             conditions of preparation and organization of the Board's work and on internal audit procedures

                                    DIVIDENDS

         Under French law and our articles of association (statuts), our statutory net income in each fiscal year, as increased or reduced, as the case may be, by any profits or losses carried forward from prior years, less any contributions to legal reserves, is available for distribution to our shareholders as dividends, subject to other applicable requirements of French law and our statuts.

         At our general shareholders' meeting held on May 12, 2004, our shareholders approved a dividend payment of (euro)0.55 per share in respect of our 2003 fiscal year to persons who held our shares on January 1, 2004, which is expected to be paid on May 28, 2004. On May 7, 2003, we paid a dividend of
(euro)0.55 per share in respect of the 2002 fiscal year to persons who held our shares on January 1, 2003. On May 6, 2002, we paid a dividend of (euro)0.55 per share in respect of the 2001 fiscal year to persons who held our shares on January 1, 2002. On May 10, 2001, we paid a dividend of (euro)0.55 per share in respect of the 2000 fiscal year to persons who held our shares on April 27, 2001. We did not pay dividends as a stand-alone company in respect of any fiscal years before 2000.

         Dividends paid to holders of our ADSs and non-French resident holders of our shares will generally be subject to French withholding tax at a rate of 25%, which, subject to certain procedures and exceptions, may be reduced to 15% for holders who are residents of the United States. Individuals who hold shares or ADSs and who are residents of the United States may be entitled to receive a subsequent payment representing the French avoir fiscal, or tax credit, in an amount generally equal to 50% depending on the beneficiary of any dividends paid by us, less applicable French withholding tax. See "Additional Information--Taxation" for a summary of the material U.S. federal and French tax consequences to holders of shares and ADSs. Holders of shares or ADSs should consult their own tax advisors with respect to the tax consequences of an investment in the shares or ADSs. In addition, dividends paid to holders of ADSs will be subject to a charge by the depositary for any expenses incurred by the depositary of the ADSs in the conversion of euro to dollars.

                                  RISK FACTORS

         You should carefully consider the risk factors described below in addition to the other information presented in this document.

Risks Relating to Our Operations

         We may suffer reduced profits or losses as a result of intense competition.

         Our business is highly competitive and requires substantial human and capital resources. Large international competitors and local niche companies serve each of the markets in which we compete. From time to time, our competitors may reduce their prices in an effort to expand market share or win a competitively bid contract. Competitors may also introduce new technology or services or improve the quality of their service. We may lose business if we are unable to match the prices, technologies or service quality offered by our competitors.

         We perform a substantial portion of our business under contracts, often of a long-term nature, with governmental authorities and clients from the industrial and commercial sectors. These contracts are often awarded through competitive bidding, at the end of which we may not be retained even though we may have incurred significant expenses in order to prepare the bid. Our contracts may not be renewed at the end of their term, which in the case of important contracts may oblige us to reorganize or restructure the assets and operations covered by the contract when the contract does not provide for the transfer of the related assets and employees to the succeeding operator and/or adequate indemnification to cover our costs of termination. The non-renewal of a significant number of our contracts, as well as any material termination or restructuring costs related to the non-renewal, may cause us to record lower revenues and profits than we anticipate.

         Our business operations in some countries may be subject to additional risks.

         While our operations are concentrated mainly in Europe, we conduct business in markets around the world. Sales generated in countries outside of Europe and North America represented approximately 7% of our total revenue in 2003. The risks associated with conducting business in some countries outside of Western Europe, the United States and Canada can include slower payment of invoices, which is sometimes aggravated by the absence of legal recourse for non-payment, nationalization, social, political and economic instability, increased currency exchange risk and currency repatriation restrictions, among other risks. We may not be able to insure or hedge against these risks. Furthermore, we may not be able to obtain sufficient financing for our operations in these countries. The establishment of public utility fees and their structure can be highly political, slowing and impeding for several years any increase in fees that no longer allow coverage of service costs and appropriate compensation for a private operator. Finally, unfavorable events and circumstances in these countries may affect the value of our assets and investments in these countries. These events and circumstances, which may include material adverse changes in the general economic environment, may lead us to reassess our assumptions and objectives in respect of our operations in these countries and to reexamine the actual value of our assets and investments in these countries. As a result, we may record exceptional provisions or depreciation charges in connection with our operations in these countries, which could have a material adverse effect on our results.

         Our long-term contracts may limit our capacity to quickly and effectively react to general economic changes affecting our performance under those contracts.

         The general circumstances or conditions under which we enter into a contract may change over the term of the contract, particularly in the case of long-term contracts. For example, changes in the prices of our supplies may increase beyond levels that were foreseen or foreseeable at the time the contract was entered into or changes in end user behavior may significantly affect our financial performance under the contract. Because our contracts generally do not allow us to unilaterally terminate them or interrupt or suspend the performance of our obligations under them, we attempt to foresee these possible changes at the time we negotiate our contracts and typically include adjustment mechanisms in our contracts (such as price index clauses or the right to initiate a review or modification process). However, we may not always be able to foresee all potential changes or to negotiate adjustment clauses that cover all possible scenarios. In addition, even if our contracts include these types of adjustment clauses, our ability to react to these changes is limited to the adjustments permitted by these clauses. For example, our long-term contracts typically provide for pre-determined fees or payments for our services (either from the client or from the end user according to a set price list), and we cannot adjust these fees or prices to reflect anticipated shifts in costs or product demand other than in accordance with the terms of the adjustment clause. Also, our right to initiate a review or modification process in respect of a contract may be subject to conditions, including the consent of the other parties to the contract or of a third party (such as a public authority). As a result, we may be required to continue performing our obligations under our contracts even if the general conditions or circumstances of our performance are different from those that had been foreseen and provided for at the time the contract was signed, which in some cases may alter the financial equilibrium of the contract and adversely affect our financial performance under the contract.

         The rights of governmental authorities to terminate or modify our contracts could have a negative impact on our revenue and profits.

         Contracts with governmental authorities make up a significant percentage of our revenue. However, we are subject to various laws that apply to companies contracting with governmental authorities that may differ from laws governing private contracts. In civil law countries such as France, for instance, government contracts often allow the governmental authority to modify or terminate these contracts under certain circumstances, but generally with full indemnification. In other countries, however, we may not be entitled to or able to obtain full indemnification in the event our contracts are terminated by governmental counterparties, which could have a negative impact on our revenue and profits and would oblige us to seek out new contracts or investments to maintain our businesses' growth.

         Changes in prices of fuel and other commodities may reduce our profits.

         The prices of our supplies of fuel and other commodities, which are significant operating expenses for our businesses, are subject to sudden increases. Although most of our contracts contain tariff adjustment provisions that are intended to reflect possible variations in prices of our supplies using certain pricing formulas, such as our price index formulas, there may be developments that could prevent us from being fully protected against such increases, such as delays between fuel price increases and the time we are allowed to raise our prices to cover the additional costs or our failure to update an outdated cost structure formula. In addition, a sustained increase in supply costs beyond the price levels provided for under our adjustment clauses could reduce our profitability to the extent that we are not able to increase our prices sufficiently to cover the additional costs.

         We must comply with various environmental, health and safety laws and regulations, which is costly and may, in the event of any failure to comply on our part, cause us to incur liability under these laws and regulations.

         We incur significant costs of compliance with various environmental, health and safety laws and regulations.

         We have made and will continue to make significant capital and other expenditures to comply with applicable environmental, health and safety laws and regulations. We are continuously required to incur expenditures to ensure that the installations that we operate comply with applicable legal, regulatory and administrative requirements, including general precautionary obligations. These expenditures mainly relate to air pollution (including, for example, the control of emissions from our transportation vehicles, our heat generation plants and our waste incineration facilities), the quality of potable water, the disposal of wastewater and other effluents and the protection of land and biodiversity (including through restrictions on waste disposal and the use of landfills). Each of our operations, moreover, may become subject to stricter laws and regulations, and correspondingly greater compliance expenditures, in the future. If we are unable to recover these expenditures through higher tariffs, this could adversely affect our operations and profitability.

         Our failure to comply with any applicable environmental, health and safety laws and regulations may cause us to incur liability or other damages that we might be required to compensate.

         The scope of application of environmental, health, safety and other laws and regulations is becoming increasingly broad. These laws and regulations govern, among other things, any discharges in a natural environment, the collection, treatment and discharge of all types of waste, and the rehabilitation of old sites. These increasingly broad laws and regulations expose us to the risk of liabilities, including in connection with assets that we no longer own and activities that have been discontinued. In some circumstances, we could be required to pay fines or damages under these laws and regulations or undertake remedial action even if we exercise due care in conducting our operations and we comply with all applicable laws and regulations. Moreover, regulatory authorities may require us to conduct investigations and undertake remedial activities, curtail operations or close facilities temporarily or permanently in connection with applicable laws and regulations, including to prevent imminent risks or in light of expected changes in those laws and regulations. In the event of an accident or other incident, we could also become subject to claims for personal injury, property damage or damage to the environment (including natural resources).

         Certain facilities that we or our clients operate involve the use of hazardous substances, which may subject us to increased liability in the event of an accident at one of these facilities.

         Among the facilities that we own and operate, one has been categorized a "Seveso" facility. "Seveso" facilities are places where dangerous substances are present in quantities equal to or above thresholds specified in European Union Directive 96/82/EC (also known as the Seveso II Directive), relating to the control of major accident hazards involving dangerous substances. As such, these facilities are the subject of special concern and heightened regulation. Our "Seveso" facility is a toxic waste incineration factory at Limay (Yvelines). The manipulation of waste and toxic products in this facility can, in the case of an accident, cause serious damage to the environment, neighbors or employees, exposing us to potentially substantial liabilities. Moreover, in the context of our outsourcing contracts, our subsidiaries are involved in the operation of Seveso sites by industrial clients (particularly petroleum or chemical industry sites). In the event of an accident at one of these sites, we may be held jointly liable with our clients for pollution or other serious accidents.

         We may make significant investments in projects without being able to obtain the required approvals for the project.

         To engage in business, we must in most cases obtain a contract and sometimes obtain, or renew, various permits and authorizations from regulatory authorities. The competition and/or negotiation process which must be followed to obtain such contracts is often long, complex and hard to predict. The same applies to the authorization process for activities that may harm the environment which are often preceded by increasingly complex studies and public investigations. We may invest significant resources in a project or public tender without obtaining the right to engage in the desired business nor sufficient compensation or indemnities to cover the cost of our investments. These situations increase the overall cost of our activities and, if we do not obtain the desired business or are forced to withdraw from a public tender, our business may not grow as much or as profitably as we hope.

         We may be required to sell our interest in FCC in the event of a hostile takeover or to finance an acquisition of the remaining shares of FCC and its holding company.

         We have an indirect 25.7% stake in Fomento de Construcciones y Contratas (FCC), a leading provider of environmental management and other services in Spain and Latin America. FCC is listed on the Madrid Stock Exchange. Our interest consists of a 49% stake in a holding company that owns 52.48% of FCC's outstanding shares. Ms. Esther Koplowitz owns the remaining 51% of FCC's holding company. We have also created a number of joint ventures with FCC that operate a significant part of our environmental management business in Spain and Latin America. See "Information on the Company--Business Overview--Our Services" and "Operating and Financial Review and Prospects."

         Under the terms of the agreements governing our interest in FCC, Ms. Esther Koplowitz has the right to buy our interest in FCC's holding company in the event that our company is subject to a "hostile takeover." Under these agreements, a "hostile takeover" would exist if a direct competitor of FCC in Spain acquires, directly or indirectly, 25% or more of our shares without the approval of our board of directors. The purchase price would be equal to the average of the price we paid for the acquisition of our participation in FCC ((euro)691 million) and the market value of our interest in FCC's holding company, which is determined by reference to the average trading price of FCC's shares during the 3-month period preceding the hostile takeover. If this option is exercised at a time when the market price of FCC's shares is low, we would be required to sell our interest in FCC upon disadvantageous terms.

         Pursuant to these agreements, Ms. Koplowitz also has the option, exercisable at any time through October 16, 2008, to require us to purchase the remaining interest in FCC's holding company at a price determined at the time of exercise based on the average market price of FCC's common stock over the prior three months, subject to a cap equal to the higher of 7 times FCC's EBITDA and
29.5 times FCC's earnings per share in the prior fiscal year. If this option is exercised, we would ultimately own 100% of the holding company that controls FCC. Under these circumstances, Spanish law would require us to launch a public tender offer for all of the shares of FCC not owned by FCC's holding company, which represent approximately 47.5% of FCC outstanding shares, at a price per share to be approved by the Spanish stock exchange authorities. Based on the price of FCC's common stock on February 26, 2004, the price for the remaining 47.5% of FCC would be approximately (euro)1.8 billion, subject to adjustment by the Spanish stock exchange authorities. The cost of purchasing the remaining interest in FCC's holding company and of consummating the tender offer for the remaining public interest in FCC may be substantial. We will explore the alternative financing options available to us to cover these costs, if any, at the appropriate time and may decide to finance these costs by incurring additional debt, issuing additional common stock, selling assets or a combination of any of these financing alternatives, which could adversely affect our net income or the market price of our shares.

         See "Major Shareholders and Related Party Transactions--Related Party Transactions--FCC-Relationship with Our Co-Shareholder" for a description of the agreements governing our participation in FCC.

         Currency exchange and interest rate fluctuations may negatively affect our financial results and the price of our shares.

         We hold assets, earn income and incur expenses and liabilities directly and through our subsidiaries in a variety of currencies. Our financial statements are presented in euro. Therefore, when we prepare our financial statements, we must translate our assets, liabilities, income and expenses in other currencies into euro at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro in respect of these other currencies will affect the value of these items in our financial statements, even if their value has not changed in their original currency. For example, an increase in the value of the euro may result in a decline in the reported value, in euro, of our interests held in foreign currencies, particularly in the United States, where we have significant operations carried out in U.S. dollars.

         In addition, because we have a significant amount of debt outstanding, our results of operations and financial condition may be affected by changes in prevailing market rates of interest. We manage this exposure to interest rate risk by setting a target fixed rate for a significant part of our debt, which we achieve either through fixed rate debt or interest rate hedging activities. At December 31, 2003 our outstanding total long-term debt amounted to (euro)16.4 billion, of which 50.2% was subject to fixed interest rates (including debt covered by our hedging activities). Fluctuations in interest rates may also affect our future growth strategy. A rise in interest rates may force us to finance acquisitions or operations or refinance existing debt at a higher cost in the future, which may lead us to decide to curtail or delay our then current expansion plans.

Risks Relating to Our Shares and ADSs

         The substantial number of shares that will be eligible for sale in the near future may cause the market price of our shares or ADSs to decline.

         On December 24, 2002, Vivendi Universal, our largest shareholder, sold half of its remaining 40.8% interest in our company to a designated group of institutional investors. Together with this sale, Vivendi Universal granted this designated group of investors options to acquire its remaining 20.4% interest in our company at a fixed price of (euro)26.50 at any time up to December 23, 2004. The shares underlying these options have been placed in escrow until the options are exercised or lapse. See "Major Shareholders and Related Party Transactions--Major Shareholders." If a significant portion of these options is not exercised, Vivendi Universal may seek to dispose of its remaining 20.4% stake in our company on the market at any time after December 23, 2004, which could adversely affect prevailing market prices of our shares and ADSs.

         Because preemptive rights may not be available for U.S. persons, the ownership percentages of our U.S. shareholders may be diluted in the event of a capital increase of our company.

         Under French law, shareholders have preemptive rights (droits preferentiels de souscription) to subscribe, on a pro rata basis, for cash issuances of new shares or other securities giving rights to acquire additional shares. U.S. holders of our shares may not be able to exercise preemptive rights for our shares unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to those rights or an exemption from the registration requirements imposed by the Securities Act is available. We are not required to file registration statements in connection with issues of new shares or other securities giving rights to acquire shares to our shareholders. As a result, we may from time to time issue new shares or other securities giving rights to acquire additional shares at a time when no registration statement is in effect. For example, in July 2002 we effected a capital increase through the issuance of rights to acquire new shares to all of our shareholders, but those rights were generally exercisable only by persons located outside the United States. Holders of our ADSs were not permitted to exercise the rights corresponding to the shares underlying the ADSs and received the net proceeds of the sale of these rights in the French market by the ADS depositary.

         We are permitted to file less information with the U.S. Securities and Exchange Commission, or SEC, than a company incorporated in the United States.

         As a "foreign private issuer," we are exempt from rules under the U.S. Securities Exchange Act of 1934, as amended, that impose some disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. Additionally, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies with securities registered under the Exchange Act. Accordingly, there may be less information concerning our company publicly available from time to time than there is for U.S. companies at those times.

         The ability of holders of our ADSs to influence the governance of our company may be limited.

         Holders of our ADSs may not have the same ability to influence corporate governance with respect to our company as would shareholders in some U.S. companies. For example, the ADS depositary may not receive voting materials in time to ensure that holders of our ADSs can instruct the depositary to vote their shares. In addition, the depositary's liability to holders of our ADSs for failing to carry out voting instructions or for the manner of carrying out voting instructions is limited by the deposit agreement. Finally, except under limited circumstances, our shareholders do not have the power to call shareholders' meetings.

                           INFORMATION ON THE COMPANY

                     History and Development of the Company

         We are the leading global provider of environmental management services, which are defined as water and wastewater services, waste management services, energy services (excluding the production, trading and sale of electricity) and transportation services. Our clients include a wide range of public authorities, industrial and commercial customers and individuals around the world.

         The legal and commercial name of our company is "Veolia Environnement." Our company is a societe anonyme, a form of stock corporation, incorporated in 1995 pursuant to the French commercial code for a term of 99 years. Our registered office is located at 36/38, avenue Kleber, 75116 Paris, France, and the phone number of that office is (+33 1) 71 75 0000. Our agent in the United States is Stephen P. Stanczak. He can be reached at USFilter, 40-004 Cook Street, Palm Desert, CA 92211.

Historical Background

         Our company traces its roots back to the creation of Compagnie Generale des Eaux by Imperial decree on December 14, 1853. During the same year, Compagnie Generale des Eaux won its first public service concession for the distribution of water in the city of Lyon, France. Early on, it commenced developing its municipal water distribution activities in France by obtaining concessions in Nantes (1854), Nice (1864), Paris (1860) and its suburbs (1869), and launched its international expansion by obtaining concessions in Venice
(1880), Constantinople (1882) and Porto (1883). In addition to water distribution, Compagnie Generale des Eaux has also provided water treatment services since 1884.

         After more than a hundred years of providing water and wastewater services around the world, Compagnie Generale des Eaux expanded its business during the 1980's with the acquisition of Compagnie Generale d'Entreprises Automobiles, a waste management and transportation services provider, and Compagnie Generale de Chauffe, an energy services provider. At the same time, Compagnie Generale des Eaux reorganized its water activities by regrouping all of its design, engineering and execution activities relating to potable water and wastewater treatment facilities under its subsidiary OTV.

         Following the acquisition of several communications and media activities in the late 1990's, Compagnie Generale des Eaux changed its name to "Vivendi" in 1998 and renamed its main water subsidiary "Compagnie Generale des Eaux" to distinguish the separate existence of its two main businesses. During the same year, Vivendi continued to extend the geographic reach of its environmental management services activities through the purchase of a 49% interest in the holding company that controls Fomentos de Construcciones y Contratas (FCC), a Spanish public company that is the leading provider of waste management services and the second largest provider of water and wastewater services in Spain. In addition, in April 1999 Vivendi acquired United States Filter Corporation, or USFilter, which is the leading water and wastewater treatment services and equipment company in the United States.

         In 1999, Vivendi created our company under the name "Vivendi Environnement" to conduct all of its environmental management activities, which were conducted through four main companies: "Vivendi Water" (water), of which Compagnie Generale des Eaux was a subsidiary, "Onyx" (waste management), "Dalkia" (energy services) and "Connex" (transportation). At the time of our formation, Vivendi contributed or sold substantially all of these environmental management activities to our company.

         On July 20, 2000, our shares were listed on the Premier Marche of Euronext Paris in connection with an initial public offering of our shares in France and in an international private placement. Vivendi, which was renamed "Vivendi Universal" in 2000, continued to hold over 72.3% of our share capital after our initial public offering. In addition, in December 2000 Dalkia entered into an agreement with Electricite de France (EDF), the French state-owned electricity utility, pursuant to which Dalkia's energy services operations were consolidated with those of EDF.

         During 2001, our shares were included in the CAC 40, the main equity index published by Euronext Paris, and we listed our shares, in the form of American Depositary Shares, for trading on The New York Stock Exchange. In addition, in December 2001 our main shareholder, Vivendi Universal, sold a block of our shares representing 9.3% of our total share capital, reducing its equity participation in our company from 72.3% to 63.1%. We also distributed in December 2001 free warrants to all of our shareholders, which are exercisable until March 2006. See "Major Shareholders and Related Party Transactions -- Major Shareholders."

         During 2002, Vivendi Universal's stake in our company decreased from 63.1% to 20.4% as a result of several sales of our shares by it and our
(euro)1.5 billion capital increase, to which Vivendi Universal did not subscribe.

         In April 2003, we changed our name to "Veolia Environnement." As of December 31, 2003, Vivendi Universal held only 20.36% of our shares, all of which are subject to call options granted by Vivendi Universal to a group of institutional investors. See "Major Shareholders and Related Party Transactions--Major Shareholders."

         Our principal capital expenditures and divestitures over the past three years are described under "Operating and Financial Review and Prospects." Material capital expenditures currently in progress include those associated with the continued expansion of our existing businesses and replacement and maintenance spending related to our existing operations. Material divestitures currently in progress include the transfer of part of our interest in Dalkia's parent company as part of the strategic transaction with EDF described above and the divestment of a significant portion of our water activities in the United States. See "--Business Overview--Our Services--Water--Strategy and Outlook" and "Operating and Financial Review and Prospects--Overview--Presentation of Information in this Section--Historical and Comparable Financial Information" for further detail on our divestment program in our U.S. water activities.

Major Developments in 2003

         In 2003, the major contracts we won represented approximately
(euro)16.19 billion in new orders (aggregate revenue over the lifetime of such contracts). Below we describe the main developments in our business during 2003.

         The discussion below includes the revenue amounts that we expect to earn from our contracts, including total revenue expected to be generated from all services under combined contracts to build and operate facilities. These amounts take into account updates to our volume and price assumptions since the date these contracts were publicly announced. As a result, announced revenue amounts may differ from the amounts of expected revenue included in this document. In addition, these expected revenue amounts constitute forward-looking statements that involve risks and uncertainties, including, but not limited to, those described under "Risk Factors." Actual revenue amounts may differ materially from those anticipated in the forward-looking statements. See "Forward-Looking Statements" at the beginning of this document for a more detailed discussion of the risks and uncertainties to which our forward-looking statements are subject.

                                      Water

         During 2003, our water division, which we refer to as "Veolia Water," continued its divestment of non-strategic activities, mainly in the U.S., and intensified its strategic refocusing on its water and wastewater management services for local authorities and industrial clients, as well as its design of technological solutions and the construction of installations necessary to perform such services.

         In France, the large majority of contracts set to expire were renewed subsequent to public bidding, including those with the cities of Metz and Rennes.

         In Europe, the city of Oslo entrusted Veolia Water with the design and construction of the largest potable water facility in Norway, including a possible option to operate the facility. In central Bohemia, Aqua Pribram has granted us a ten-year renewal of its water leasing and sanitation agreement (estimated total revenue of (euro)40 million).

         In China, Veolia Water won a 50-year contract relating to the entire water cycle (production, distribution of drinking water, collection and decontamination of wastewater, readings, invoicing and client relations) for Shenzhen, a city close to Hong Kong, whose population is currently 2.2 million inhabitants. Veolia Water's share of estimated total revenue under this contract amounts to (euro)8.5 billion. Veolia Water won a 25-year contract relating to the operation of two wastewater treatment plants at the sea resort of Qingdao (2.3 million inhabitants) where the water sport events of the 2008 Olympic Games will take place (estimated total revenue of (euro)110 million). It won a 22-year contract relating to the operation of a wastewater treatment plant in Lugouqiao East-Beijing (estimated total revenue of (euro)50 million).

         Veolia Water won important industrial contracts in Europe (aggregate estimated total revenue of (euro)147 million): in the Czech Republic with Synthesia (subsidiary of the country's premier chemical group), in the United Kingdom with Johnson Matthey (one of the world's leading providers of industrial catalyzers), in Germany with MD Papier GmbH & Co., and in France with Grande Paroisse S.A. (the leading French producer of fertilizer and a subsidiary of the Atofina Group).

         The year 2003 was also marked by the strong heat wave that struck Western Europe from June to September, particularly in France. Unlike 1976, when the then-existing infrastructure was insufficient to cope with the additional burden, there was no need in 2003 to implement water rationing and restriction plans in towns served by Compagnie Generale des Eaux. The scale of infrastructure, completed interconnections, knowledge and mobilization of skills, energies and means enabled us to respond to the strong growth in water demand while managing natural reserves and maintaining water quality.

         At the end of 2003, the corporate holding structure of our water division was reorganized to make Compagnie Generale des Eaux the main holding company of the division. Prior to the reorganization, our company held 100% of Veolia Water S.A. (formerly the main holding company for the division), which in turn held 100% of Compagnie Generale des Eaux. Following the reorganization, Compagnie Generale des Eaux became a direct subsidiary of our company and Veolia Water S.A. became a direct subsidiary of Compagnie Generale des Eaux. The reorganization was implemented through a sale, at market value, of Compagnie Generale des Eaux to our company by Veolia Water S.A., followed by a sale, at market value, of Veolia Water S.A. to Compagnie Generale des Eaux by our company. In addition, in order to provide Compagnie Generale des Eaux with the financial means necessary for its role as the main holding company of our water division, we recapitalized Compagnie Generale des Eaux through a (euro)1 billion capital increase (subscribed for in full by our company) on December 31, 2003.

                                Waste Management

         Onyx won several important contracts in 2003. In China, Shanghai Laogang Municipal Solid Waste Treatment Co. Ltd., in which Onyx holds a 30% interest, won a 20-year concession for the Laogang storage center in Shanghai that includes the investment, design, construction, management and maintenance of the site, as well as the transfer of municipal waste for the city of Shanghai (estimated total revenue of (euro)330 million, 30% of which constitutes Onyx's share).

         In France, the city of Paris granted us a 3-year renewal of the contract to collect household waste in five of the city's administrative districts or arrondissements (estimated annual revenue of (euro)19 million), due largely to our implementation of a "clean collection" system using a gas-powered collection truck, a first in France. This project, which requires strict adherence to standards and proper training of staff, complies with the strictest European standards currently in effect. Onyx also inaugurated "TriEst" in the northeast of France, the first fully mechanized and automated paper-sorting center in France and in Europe, combining optimal productivity and personal safety. It is designed to sort more than 70,000 tons of paper per year from selective collections in the regions of the "Great East" (Lyon and Marseille), South Germany, Belgium and Switzerland.

         Onyx also won or renewed several contracts with industrial customers, representing 66% of its revenue. Wyeth, a large pharmaceutical group, entered into a 5-year master agreement with Onyx for the progressive management of hazardous waste worldwide. For its implementation, the master agreement contemplates that more specific agreements will be reached at the subsidiary level.

         In the United Kingdom, Onyx inaugurated the energy valuation unit of Chineham on September 26, 2003, one of the three incineration units of the "Integra" project, a 25-year global agreement won in 1993 and developed in partnership with the county of Hampshire. This agreement includes, in particular, the establishment of composting units, transfer centers, sorting centers and public bins in order to increase the percentage of waste recycled in the county (which rose from 8.2% in 1995 to 21.4% in 2002).

         In Sydney, Australia, Onyx obtained all of the necessary authorizations for building the waste transfer center of Clyde. This center, which is part of the global waste management scheme proposed by Collex, Onyx's Australian subsidiary, will enable the transit of 400,000 tons of waste collected in the urban area of Sydney to the high-tech storage facility of Woodlawn. This bioreactor, along with the one recently opened in Ti-Tree (near Brisbane), represents a great technological advance for us. Operations at the waste transfer center began in January 2004, with the first deliveries to Woodlawn expected in the second half of 2004. The 30-year contract represents estimated total revenue of (euro)550 million.

                                 Energy Services

         In France, we renewed a contract for the operation of a district cooling network for a neighborhood in La Defense for 15 years (estimated annual revenue of (euro)5.5 million). In the area of energy management services, we signed a 3-year contract with OPAC of Paris for the provision of services for a collection of buildings (estimated total revenue of (euro)4 million). We renewed for 3 years a contract for the maintenance of antennas, pylons and transmission equipment of SFR (estimated annual revenue of (euro)8.5 million). In the area of facilities management, we signed a 5-year facilities management contract with Canal+ for its 22 buildings (estimated annual revenue of (euro)3.8 million). In industry, we signed a 10-year contract (effective January 1, 2004) with PSA Peugeot Citroen for the operation of environmental services in its Sochaux, Mulhouse and Vesoul factories (estimated annual revenue of (euro)46 million). We also won other large industrial contracts in 2003, notably a 9-year contract with Atofina Spontex (estimated annual revenue of (euro)4.0 million) and a 5-year contract extension with Continental in Sarreguemines (estimated additional annual revenue of (euro)3.7 million). In addition, we operated an industrial co-generation plant generating 100MW of power for six months (outside of the contract period) at the request of RTE, the operator of the French electricity transport network, yielding approximately (euro)17.2 million in revenues in 2003.

         In Italy, Siram acquired for (euro)42 million Giglio Giovannie S.p.A., a closely held corporation specialized in real estate management and in the installation and maintenance of thermal equipment (estimated annual revenue of (euro)55 million). In 2003, Siram also won its most important industrial contract with the firm Cartiere Paolo Pigna S.p.A., one of the leaders of the Italian stationery market. This contract involves the operation of the central co-generation plant for Cartiere Paolo Pigna S.p.A's factory located in Alzano Lombardo, which also supplies the heating network for this city of 12,000 inhabitants. The contract is for a 12-year term, with aggregate revenues expected to be approximately (euro)413 million, or (euro)34.4 million annually.

         In Spain, 2003 saw a strong increase in commercial development. We signed contracts for energy management with Crown Cork in Madrid, Valme hospital in Seville, IISSA hospital in Barcelona, Sun Microsystems in Bilbao, Gas Natural in Madrid and the Max Center shopping center in Bilbao. These new contracts are expected to generate revenues of (euro)10 million annually for periods of up to 15 years.

         In the United Kingdom, despite a difficult period and pressure due to competition, we continued our development and won new contracts, including a contract with Trillium Landsecurities for the administration of Employment Services in the United Kingdom for ten years (estimated annual revenue of (euro)11.4 million).

         In Ireland, our commercial portfolio experienced 52% growth supported in large part through the signing of several one-year multi-technical contracts with Wyeth (estimated annual revenue of (euro)5.9 million).

         In Sweden, in 2003 we pursued the development of contracts for the provision of technical services linked to rail transport. Thus Jernhusen, a company which manages the real estate of Swedish railway companies, awarded us a contract for the technical maintenance of all of its buildings (stations, garages, other buildings). The contract is for a 5-year term, with aggregate revenues expected to be approximately (euro)25.5 million.

         In Eastern and Central Europe, after several years of strong growth, 2003 was a year of consolidation. It included the acquisition in January 2003 of ZTO, a company that manages secondary heating networks for the city of Ostrava in the Czech Republic, and the pursuit of further development in the area of heating networks in Lithuania. Otherwise, the outsourcing of industrial services is progressively leading to the opening of new markets in these countries. In 2003, we signed outsourcing contracts in Poland with Huta in Warsaw (estimated annual revenue of (euro)3.8 million over six years).

         In China, certain decrees governing the opening of certain trades to foreign companies, including the operation and distribution of heating systems, took effect at the beginning of 2003. We opened an office in China in May 2003, with the aim of playing an important role in the management of district heating networks, which is one of the most developed forms of heating systems in the country.

                                 Transportation

         In Norway, Connex won the auction bid associated with the privatization of FFR (Finnmark Fylkesrederi og Ruteslskap AS), which operates regional bus lines (100 vehicles) and transports passengers by ferry (14 boats) in the region of Finnmark (estimated annual revenue of (euro)42 million).

         In Germany, Connex won the auction bid for the Marschbahn railway, the biggest contract ever entrusted to a private company in this country. The contract is for the operation of a railway line of approximately 240 kilometers in length linking Hamburg to the Isle of Sylt in the North Sea. This 10-year contract, which enters into force at the end of 2005, represents estimated annual revenue of (euro)50 million.

         In the United Kingdom, the Strategic Rail Authority (SRA) decided to terminate a railway contract operated by Connex South Eastern. The contract ended on November 8, 2003. At the same time, Connex transferred all of its assets and staff related to this activity to the entity put in place by SRA to assume the activity. The total costs relating to the termination of this contract have been included in our 2003 financial statements. The estimated annual revenue related to this contract in 2002 was (euro)611 million. In this context, and taking into account the disappointing results, Connex decided to dispose of its London bus activity at the beginning of 2004. The estimated separation costs were part of our provisions for the 2003 fiscal year. See "Operating and Financial Review and Prospects" for more details.

         In the United States, after an intense period of preparation for the transition over the course of six months, Connex and its partners (the Bombardier group and Boston company ACI) assumed the management of the commuter trains of Boston on July 1, 2003. This 5-year contract, signed with MBTA, the transport authority of Massachusetts, represents estimated annual revenue of more than $200 million. The commuter railway network of Boston includes 13 lines (582 kilometers in length) and transports approximately 37 million passengers per year. These operations employ more than 1,650 people.

         In New Zealand, Connex was selected as the favorite in November 2003 to operate the commuter railway network of Auckland. Final contract negotiations occurred at the beginning of 2004 and a contract was signed on March 22, 2004. The operation of this network is expected to begin in the spring of 2004 for a period of four years (estimated annual revenue of (euro)18 million).

         In Australia, Connex pursued the renegotiation of its franchise to provide rail services in the suburbs of Melbourne. These negotiations terminated favorably at the beginning of 2004.

         In France, Connex assumed as of August 1, 2003 the management of 17 regular interurban lines, 97 school lines and 4 small urban networks previously operated by STAHV, which operated in the departement of Vosges and was placed under judicial liquidation (estimated annual revenue of (euro)10.5 million).

                                Business Overview

Our Market

         Traditionally, environmental management services, which include water treatment and distribution, wastewater treatment and collection, waste treatment and management, energy services (excluding the production, trading and sale of electricity, other than production through co-generation) and transportation, have been provided in an uncoordinated manner, each by a different entity. A provider of energy services, for example, would not also offer water or wastewater treatment or waste disposal services, nor would it integrate its services with those of a customer's other environmental service providers. Public authorities and industrial and commercial companies, moreover, have typically met many of their own environmental needs without looking to private firms that specialize in these areas. This situation has changed fundamentally in recent years, however, as industrial and commercial companies have continued to expand on a global scale and increasingly require environmental management services providers with a global reach.

         We are leading a trend toward the creation of comprehensive packages of large-scale, customized, integrated environmental management services to governmental and private clients around the world. We believe that we possess the core competencies necessary to provide our environmental management services in an integrated, global manner, including skills related to:

          o long-term contract management-the ability to win and successfully manage long-term contracts (up to 50 years) with public authorities and industrial and commercial companies,

          o experience operating within highly regulated or contractually restricted conditions-the ability to conduct operations while satisfying complex legal requirements and to adapt quickly to evolutions in those requirements,

          o workforce management-the ability to successfully convert government employees or non-core environmental services employees of an industrial or commercial company through training and management into a competitive, technically expert, core environmental services workforce,

          o financial strength--the ability to organize the financing of large-scale environmental infrastructure projects to meet a wide range of customer needs,

          o technical expertise-the ability to conceive and manage complex, technologically advanced environmental operations at multiple sites creatively and efficiently and to coordinate those operations so as to provide a seamless package of integrated services of consistently high quality, and

          o global scale-the ability to bring all of the above skills to bear in key markets around the world.

         We believe that demand for integrated, customized packages of environmental management services is likely to grow around the world for the following reasons:

          o In a world that combines accelerated urbanization with demographic growth, major investments in environmental projects and services as well as effective management are needed to meet increasingly stringent environmental standards, provide growing urban populations with adequate environmental services and replace existing environmental infrastructure. In addition, there is also an increase in public demand for high-quality and extremely reliable environmental products and services.

          o Governments throughout the world face budgetary constraints and often lack the technical and operational skills of private sector firms to address environmental issues efficiently. As a result, public authorities are increasingly turning to the private sector to address their environmental needs.

          o Industrial and commercial companies are increasingly delegating tasks outside their core areas of expertise to third parties in order to reduce costs and comply with increasingly stringent environmental standards. Few industrial or commercial companies have core competencies in environmental services and, as a result, the market for outsourced environmental services is expanding.

          o Public and private entities are increasingly attempting to simplify the administration of their complex operations by outsourcing a wide variety of responsibilities to a single partner, creating an opportunity for companies capable of offering a broad range of environmental management services in an integrated fashion.

          o Large private firms and public authorities increasingly recognize that a "one size fits all" approach will not meet their unique and changing needs. As a result, demand for customized environmental management services has grown.

          o The increasingly multinational profile of many large industrial and commercial firms encourages them to outsource non-core activities to companies with similar geographic reach to simplify administration and ensure they receive consistent service at each of their facilities.

         We think that each of these trends, taken individually, has created significant opportunities for companies with our expertise, and, taken as a whole, they allow us in particular to provide innovative services in markets around the world.

Our Clients

         We are the leading provider of environmental management services in the world and we increasingly provide our services in innovative, integrated and customized packages. We provide environmental management services to a wide range of public authorities, industrial and commercial customers and individuals around the world.

         The demand from public authorities has been particularly influenced and strengthened by recent trends relating to the search for innovative and efficient solutions provided by the private sector, the reorganization of several French municipalities and a heightened sensitivity to environmental issues, including the management of water resources, air pollution, mass transportation policies and energy consumption.

         At the same time, the development of our industrial customer base has become a major growth factor in our business. 2003 was a year of numerous commercial successes for us in France and abroad, reinforcing our position as a recognized partner of industrial and commercial sector customers. Nearly all of our contracts due to expire in 2003 were renewed, and certain saw their scope enlarged through the award of new services.

         While we provide services around the world, our largest market is Europe and, to a lesser extent, the United States. In 2003, we generated 45.6% of our revenues in France, 35% in the rest of Europe, 13.6% in North America, 3.3% in the Asia-Pacific region and 2.5% in the rest of the world.

         We are not materially dependent upon any particular customer.

Our Strategy

         Since our creation, our strategy has been to strengthen our position as a worldwide leader in the expanding market of environmental services.

          o    One business: environmental services

               We have one business, that of providing environmental services, organized around four divisions that group our abilities in the area of water, waste management, transportation and energy services. We conduct our business, in France and abroad, on behalf of clients who are principally public authorities--for which we manage public services--as well as industrial or commercial companies--with which we enter into outsourcing contracts.

               We are a major actor of international stature dedicated to the provision of all services within the environmental services market. Our position is the result of two major strategic choices:

               o since 2000, in contrast to our competitors, we decided not to be present simultaneously in the environmental services market and the primary energy production market, because we believed that the fundamentals of these two markets are distinct;

               o in 2003, we decided to dispose of our industrial assets (mostly in the United States) for equipment production in the water sector and the short-term service activities generated thereby.

          o    Develop long-term contractual relationships with clients

               In most instances, we package our services in long-term contracts that are secure and generate recurring revenues. The services we render require a response that must be adapted to the specific needs of each client. Their implementation takes time in order to achieve gains in economic efficiency and environmental performance. Only long-term contracts allow us to achieve performance gains as part of a strategy that integrates, in addition to local factors, technical, labor and management considerations and, if necessary, financing of required infrastructure. Such partnering relationships enable industrial and commercial companies to focus their resources on their key businesses by calling upon a specialized service provider. Our large range of skills ideally positions us in the market for outsourcing of environmental services.

          o Strengthen Our Position as a Leader Based on Our Specific Know-How and Significant Competitive Advantages

               Our experience of 150 years allows us to benefit from unrivaled expertise and to find the appropriate contractual balance between rights and obligations of the provider and the client. Our commercial approach integrates our knowledge of economic management, and of environmental and labor matters. This knowledge is based on our experience and on an extensive portfolio of contracts with public authorities, and industrial and commercial companies. It is maintained through powerful research and training tools which allow us to benefit from good practices acquired over time, in diverse economic, social and environmental situations.

               In an original way, we thus combine the advantages of being a global leader with the ability to develop a local foothold for each of our operations.

          o    Pursuing Selective International Development

               For 15 years, we have demonstrated our ability to adapt a management model developed since the 19th century in France, and we currently conduct more than half of our activity outside France. Considering the growing needs in the area of environmental services, we are in a position to pursue international growth selectively, by focusing on areas of strong economic development and countries where acceptance of our business model and the ability to fulfill long-term contractual commitments is most evident.

               While pursuing growth in France and in Western Europe, we also seek to develop our business:

                    o in the countries of Central and Eastern Europe, which are "new entrants" into the European Union;

                    o in certain targeted Asian countries, in particular China, where there is a significant need for services related to urban growth and compliance with environmental standards;

                    o in large markets still mostly closed to management by environmental services companies like ours, such as the United States or Japan, whose medium-term potential is nevertheless important.

               Our selective approach to international development, which is a key part of our commercial strategy, has allowed us to maintain growth while at the same time avoiding major contractual setbacks. Further, our solid international presence allows us to partner with our industrial clients around the world, while providing uniform quality service.

          o    Improve the Return on Capital Employed

               Depending on the countries and activities involved, investments related to our services vary significantly. Their level correlates generally to margins. We believe that the return on capital employed is a key indicator of our ability to carry out profitable development. Our strategy to improve the return on capital employed relies on the mechanical effect of maturation of our contract portfolio and on our continuous productivity efforts. Our efforts to improve our return on capital employed also lead us to seek projects with relatively low capital intensity in our development efforts, and to favor organic growth, financial partnerships for new developments and strong market positions in the areas in which we operate.

          o    A Strategy Fully Based on the Vision of Sustainable Development

               Through the nature of our businesses and the growing attention we have paid in the past to the reconciliation of economic efficiency, social responsibility and environmental performance, we are a strong player in sustainable development at the international level. The restrictions, discipline and solidarity efforts that we impose on ourselves in this respect are rewarded by new opportunities. Sustainable development, through the raising of environmental and health standards and the heightened awareness of people, elected officials and industrial companies, places the business of environmental services at the center of one of the main problem areas for the 21st century.

Our Services

         We are a world leader in services related to the environment. We are present in nearly 80 countries on all continents, providing water to approximately 110 million people, treating more than 50 million tons of waste, satisfying the energy requirements of hundreds of thousands of buildings for our industrial, municipal and individual customers and transporting 1.5 billion passengers per year.

         We believe that we offer a more comprehensive array of environmental services than any other company in the world. We have the expertise, for example, to supply treated water and recycle wastewater in a customer's facility, to collect, treat and recover waste generated in the facility, and to supply heating and cooling services and optimize industrial processes used in the facility, all in an integrated service package designed to address the customer's unique circumstances.

         Our operations are conducted primarily through four divisions, each of which specializes in a single business: Veolia Water (water), Onyx (waste management), Dalkia (energy services) and Connex (transportation). We also have a 49% interest in, and shared control over, the holding company that controls FCC, a Spanish group that operates in the construction industry and provides a range of environmental-related services.

         Although our divisions operate independently from one another, they are capable of proposing an integrated service offering, principally for the benefit of our industrial and commercial clients.

         The following table breaks down our consolidated revenue for 2003 by geographic market and division, after elimination of all inter-company transactions:\

                                                     Energy
(in millions of(euro))       Water       Waste       Services      Transport      FCC(1)        Total         %
                          ---------    ---------     ---------     ---------     ---------    ---------    -------
Europe                      8,177.5      4,105.6       4,582.6       3,340.5       2,847.1     23,053.3      80.6%
  Of which France           6,115.7      2,648.1       2,912.6       1,346.2           6.7     13,029.3      45.6%
  Other Europe              2,061.8      1,457.5       1,670.0       1,994.3       2,840.5     10,024.0      35.0%
Americas                    2,150.0      1,401.8          40.8         190.3         113.9      3,896.7      13.6%
Rest of the World           1,012.3        464.2          30.7         142.4           3.5      1,653.0       5.8%
  of which:
  Africa-Middle East          620.9         73.7          11.9          11.5           2.3        720.4       2.5%
  Asia-Pacific                391.4        390.4          18.7         130.8           1.2        932.7       3.3%
                          ---------    ---------     ---------     ---------     ---------    ---------    -------
Total                      11,339.8      5,971.5       4,654.0       3,673.1       2,964.5     28,603.0       100%
                          =========    =========     =========     =========     =========    =========    =======
 in %                         39.6%        20.9%         16.3%         12.8%         10.4%         100%

----------------------------
(1) Figures reflect a 49% share of FCC's revenue. Under French GAAP, we proportionally consolidate FCC based on our 49% interest in the holding company that controls it.

                                      Water

         Our water division (which we refer to as "Veolia Water") is the world's leading provider of water and wastewater services. Further, Veolia Water is the world leader in the design of technological solutions and the construction of structures necessary to perform such services. With more than 77,700 employees around the world (as of December 31, 2003, and including 50% of the employees in Proactiva's water activities), Veolia Water has a permanent presence in approximately 70 countries, serves approximately 110 million people around the world and operates more than 5,000 contracts.

         Since December 15, 2003, Compagnie Generale des Eaux (the leading European provider of water and wastewater services) has been the main holding company of our water division. Prior to this date, Veolia Water S.A. (a wholly-owned indirect subsidiary of our company) held 100% of Compagnie Generale des Eaux. On December 15, 2003, our company purchased Compagnie Generale des Eaux (and its subsidiaries) from Veolia Water S.A. and sold Veolia Water S.A. (and certain of its water interests and subsidiaries, including USFilter, Veolia Water Systems and their respective subsidiaries, and certain operating companies in Asia) to Compagnie Generale des Eaux. Following these transactions, which had no impact on our company on a consolidated basis, all of our water activities are controlled by Compagnie Generale des Eaux, which possesses the necessary means to respond to prospective contract tenders.

         In addition to our historic water interests in France and abroad, Compagnie Generale des Eaux holds USFilter (one of North America's leading water and wastewater services and equipment company) and Veolia Water Systems (which designs technological solutions and constructs the structures necessary to provide water services).

         The following table shows the consolidated revenue and operating income before amortization charges and restructuring costs (EBIT) of our water operations in each of the last three fiscal years, after elimination of all inter-company transactions:

             ((euro)millions)(1)   2003              2002             2001
                                 --------          --------         --------
             Revenue(2)            11,340            13,294           13,641
             EBIT(3)                  784             1,024            1,090
             ---------------------------
             (1) Includes 100% of the results of the water activities of Proactiva, our joint venture with FCC. Excluding revenue from Proactiva, revenue from our water businesses excluding activities disposed of in 2002 and 2003 would have been
                  (euro)11,121 million in 2003 and (euro)11,143 million in 2002. See "Operating and Financial Review and Prospects -- Overview -- Presentation of Information in this Section -- Historical and Comparable Information" for a discussion of the scope of our core and non-core businesses.
             (2) Excluding revenue from activities disposed of in 2002 and 2003, revenue amounted to (euro)11,155 million in 2003 and
                  (euro)11,288 million in 2002. Revenue from activities disposed of amounted to (euro)185 million in 2003 and (euro)2,006 million in 2002. See "Operating and Financial Review and Prospects -- Overview -- Presentation of Information in this Section -- Historical and Comparable Information" for a discussion of the scope of our core and non-core businesses.
             (3) EBIT from our core water business, that is EBIT retreated in order to exclude EBIT from activities disposed of in 2002 and 2003, amounted to (euro)782 million in 2003 and (euro)900 million in 2002. See "Operating and Financial Review and Prospects -- Overview -- Presentation of Information in this Section -- Historical and Comparable Information" for a discussion of the scope of our core and non-core businesses.

         Overview of Veolia Water

         Veolia Water manages a large number of municipal water and/or wastewater services around the world, including, in France, Paris (right bank) and a large part of its suburbs, Lyon and Marseille (in partnership), and in the rest of the world, Berlin (Germany), London's north suburbs (U.K.), Budapest (Hungary), Prague (Czech Republic), Bucharest (Romania), Adelaide (Australia), Indianapolis (U.S.), Pudong (a district of Shanghai), Shenzhen (city near Hong
Kong), Tianjin (China), Libreville (Gabon), Rabat (Morocco) and Tanger-Tetouan (Morocco). Veolia Water also has a number of important industrial clients, including General Motors, Conoco, Hyundai, Danone, British Petroleum (BP), Renault and Arcelor.

         Strategy and Outlook

         Veolia Water's core business is the provision of water and wastewater services under long-term contracts in each country with a legal environment that enables the enforcement of long-term contractual obligations. This market is driven by the increase in global population and its concentration in cities, as well as the strengthening of environmental and sanitary norms and regulations. In this context, outsourcing to service providers is becoming more common with the increasing acceptance of private sector operators as an alternative to public management (and its related constraints) and the refocusing of industrial clients on their core businesses.

         Veolia Water's program to refocus on its core business, which was launched in 2001, was accelerated in 2003 with the announced plans to divest Culligan's activities relating to services to individuals and USFilter's activities relating to the supply and installation of equipment. After completion of this divestment program (which is expected to occur in 2004), Veolia Water will retain its North American long-term contract activities and engineering and construction activities, which are homogenous and integrated with its global activities.

         In its activities, Veolia Water respects certain fundamental values (sanitary security and water quality, the conservation of water as a natural resource and the protection of the natural environment), while at the same time seeking to constantly reinforce its technical expertise, which is the best assurance of its continued advance within the sector.

         The divestiture of USFilter's non-core activities, the development of our operations under large long-term contracts entered into within the past five years around the world and the continued pursuit of productivity gains could permit a significant improvement in Veolia Water's results in the years to come. Further, Veolia Water's technical know-how has continued to progress, supported by its research efforts. In the area of sludge treatment, the process of wet air oxidation (ATHOS) has achieved entry in the marketplace. The design, construction and operation of facilities utilizing membrane techniques, whether it be for the production of drinking water or the decontamination of wastewater, have been significantly strengthened. The same applies to the real-time management of wastewater treatment systems and, in particular, radar imaging during rainy periods.

         Veolia Water is positioned in a market where demand has the potential to grow worldwide, with only 10% of the worldwide municipal market (assessed at (euro)400 billion) presently delegated to private management, and less than 2% of the market with industrials (assessed at (euro)100 billion) currently outsourced. Veolia Water seeks to win those projects likely to yield the greatest returns.

         Description of Activities in 2003

         In 2003, Veolia Water pursued and intensified its strategic refocusing on its water and wastewater management services for municipalities and industrial clients, as well as the design and manufacturing of systems necessary to perform such services. This was primarily achieved through the sale of Veolia Water's non-core activities, mainly in the U.S. Veolia Water's policy to expand its activities in the municipal and industrial sectors from the strong positions acquired during the last few years is also part of this strategy, and has been implemented in each country where our company has established strategic positions.

         Veolia Water's divestments in 2003 were carried out in accordance with two complementary objectives:

         (1) to refocus on our strategic businesses: the sales of Surface Preparation and of Everpure in the United States and of WTE (an engineering and construction subsidiary) in Berlin are the result of a strategic shift to Veolia Water's core businesses that rely on long-term contracts. This refocusing will be pursued in 2004, following our announcement in September 2003 of our intention to dispose of our American activities that are not the subject of long-term contracts, and

         (2) to refocus on our outsourcing activities through the sale of our participations in companies that hold the operating assets while at the same time maintaining the corresponding operating contract. For example, in Sydney (Australia), Veolia Water was able to sell its operating assets on advantageous terms with the consent of the delegating authority after having built and operated under satisfactory conditions the assets financed under the terms of a BOT (Build-Operate-Transfer) contract.

         Service Contracts for Public Authority and Industrial Clients

         The main focus of our water business is on water and wastewater management services for public authorities and industrial clients. Veolia Water provides integrated services that cover the entire water cycle, from collection from natural sources, treatment, storage and distribution of water, to collection, decontamination of wastewater and return to natural resources. Veolia Water's activities include the design, construction, management and operation of large-scale, customized potable water plants, wastewater decontamination and recycling plants, potable water distribution networks and wastewater collection networks. Veolia Water also provides services to end users relating to water and wastewater treatment.

         Outsourcing for the Benefit of Public Authorities

         Veolia Water and its subsidiaries have provided outsourced water services to public authorities in France and in the rest of the world for 150 years under long-term contracts adapted to local environments. Veolia Water uses its experience, technology and know-how to capitalize on the worldwide trend towards delegated management of municipal water and wastewater services.

         In France, Veolia Water operates in over 8,000 municipalities, where it supplies water to approximately 26 million people and treats wastewater generated by approximately 17 million people. The market has become increasingly competitive as a growing number of contracts are reaching the end of their terms, new local and international competitors enter the market and certain municipalities are deciding to manage directly their water services. In 2003, Compagnie Generale des Eaux proved its competitive edge by winning 35 new contracts, 23 of which are for wastewater services. Of its 264 contracts ending in 2003 and that were re-offered through public tenders in accordance with applicable law, Veolia Water successfully renewed 211 contracts, including those with Metz and Rennes. The 53 contracts that were not renewed represented only 0.41% of revenue from our water activities in France. The performance of our water division also benefited from a notable increase in the public services provided by Compagnie Generale des Eaux, including the maintenance of water treatment networks. With respect to technical network assistance and research on leakages, Compagnie Generale des Eaux won 562 contracts outside of the public service outsourcing domain in 2003.

         In Europe, Veolia Water renewed in November 2003 in the Czech Republic its delegated public service water and wastewater contracts for 10 years with the city and surrounding areas of Pribram (additional estimated total revenue of (euro)40 million).

         In Asia, Veolia Water is already present in Malaysia, South Korea, Thailand and, above all, in China. In China, Veolia Water signed in September 2003 a 22-year contract for the operation of the Luguquiao Beijing wastewater treatment facility, east of Beijing (estimated total revenue of (euro)50 million). In November 2003, Veolia Water won a 25-year contract for the operation of two wastewater treatment facilities at the Qingdao (China), a resort city, in anticipation of the 2008 Olympic Games (estimated total revenue of (euro)110 million). In December 2003, Veolia Water won an important 50-year outsourcing contract with the city of Shenzhen (China), a city with 2.2 million inhabitants on the outskirts of Hong Kong (estimated total revenue of (euro)8.5 billion). Under this contract, Veolia Water will produce and distribute potable water and will manage customer relations as well as the collection and decontamination of wastewater in Shenzhen. In the initial phase of the contract, Veolia Water together with a local partner purchased 45% of the local water company, with the Shenzhen municipal authorities holding the remaining 55%.

         In the United States, USFilter renewed most of its existing agreements and won a number of important new contracts, such as a 5-year contract with the city of Rialto, California (estimated total revenue of US $12 million) and a 20-year contract with the urban community of Perry County, Alabama (estimated total revenue of US $33 million), in each case for the management of potable water and wastewater decontamination systems in three different cities.

         Service Contracts with Industrial and Commercial Customers

         Veolia Water's outsourcing contracts with industrial and commercial customers generally last from 3 to 10 years, although certain contracts have terms of up to 20 years. Veolia Water's industrial outsourcing activities continued to grow in 2003.

         In France, Compagnie Generale des Eaux continued to develop its service offerings for industrial customers. It also entered into numerous contracts through its regional organization and contributed to the development of the common service offerings of our group. For example, Veolia Water entered into a 10-year design, construction and operation contract with Grande Paroisse S.A., the leading French producer of fertilizer and a subsidiary of the Atofina Group.

         In Europe, Veolia Water entered into contracts with a number of leading companies. In the United Kingdom, Veolia Water was chosen by Johnson Matthey, one of the world's leading providers of industrial catalyzers and combustible batteries, for the design, construction and operation during 10 years of an effluents treatment station. In Germany, Veolia Water entered into a 12-year contact with MD Papier GmbH & Co. in Platting (Bavaria) for the extension and operation of the effluents treatment station at its site in Platting, which produces 350,000 tons of paper. In September 2003, Veolia Water signed a 10-year contract with Synthesia, the leading chemical company in the Czech Republic and a member of the Unipetrol group, to operate its purification facility which also treats wastewater for the city of Pardubice (estimated total revenue of (euro)90 million).

         In the United States, USFilter entered into contracts with the Dupont and Kerr-McGee chemical and energy groups for terms between 15 and 20 years (aggregate estimated total revenue of more than US $100 million).

         Engineering and Technological Solutions for the Treatment of Water

         Through USFilter and Veolia Water Systems, Veolia Water is one of the world's leading designers of technological solutions and of the construction of facilities necessary to provide water services to public authorities and industrial and commercial clients. Veolia Water treats groundwater, surface water, brackish or sea water, wastewater and refined sludge using a wide range of innovative processes and technologies resulting from our own research. Thanks to the combination of physical, chemical or biological treatments, Veolia Water develops a complete range of differentiated solutions for the purification of water or the reduction or elimination of impurities in effluents. Veolia Water's recycle/re-use systems provide customers with the ability to circulate part or all of their treated water back into plant processes, thereby reducing their water usage, operating costs and environmental damage.

         In addition, Veolia Water designs, assembles, manufactures, installs and operates modular standardized and semi-standardized water and wastewater equipment and systems designed to treat water for municipal and industrial uses. Veolia Water builds and operates a large number of installations, which gives it a competitive advantage in terms of cost, performance and reliability, especially for services to commercial and industrial firms. A local technical assistance network is available at all times for the upkeep, maintenance and after-sale service of these installations. For example, many manufacturing processes-particularly those used in the food and beverage, pharmaceutical, microelectronics, paper, fine chemistry, oil/petrochemical, automobile and iron and steel industries-require treated water to improve their product quality and slow equipment degradation. Although the contemplated divestments in the United States will reduce Veolia Water's exposure to the equipment market, Veolia Water will retain the entire array of technologies necessary for its development and to offer competitive services.

         Through SADE, Veolia Water also designs, builds, renovates and recovers urban and industrial potable water and wastewater networks and conducts related work in France and around the world. SADE's services cover each stage of the water cycle, from its collection to its release, and its public and industrial customers benefit from SADE's experience in this domain.

         Public Authorities

         In France, Veolia Water, through its subsidiary OTV France, reinforced its leading position in the market for large-scale water treatment facilities by winning in June 2003 a public bid with the city of Nancy for (euro)14 million, and in December 2003 a contract for the new Marseille water treatment station for (euro)63 million.

         In Norway, Veolia Water signed a (euro)73 million contract with the city of Oslo in partnership for the construction of the principal water treatment facility in Norway (estimated total revenue of (euro)27 million for Veolia Water's subsidiaries Veolia Water Systems and Kruger). The contract is also coupled with an option for us to operate the facility. With this new potable water site, which will replace the existing facility, the city of Oslo will significantly improve the quality of its potable water and reduce its dependence on a single natural water source. In this context, the city of Oslo will benefit from Veolia Water's know-how relating to sanitary security, environmental protection and, if we exercise our option to operate the facility, infrastructure management.

         In the United States, USFilter continued to develop its sales of equipment to municipalities, particularly through the sale of CMF-S systems, which are based on Memcor membranes. USFilter's subsidiaries have also benefited from the developments in Asia relating to our group, including the signing in May 2003 of a contract with Envirex for the supply of wastewater equipment for the Singapore government's "Changi Water reclamation" project (estimated total revenue of over US $30 million) and the signing in May 2003 of a contract with John Meunier International for the supply of equipment and services to the city of Xinxiang in the Chinese province of Henan (estimated total revenue of over US $6 million).

         Further, Veolia Water, together with Marubeni, acquired Jenets, one of the leading Japanese private water service providers, which, among other things, provides meter reading services and conducts leakage detections.

         Industrial and Commercial Customers

         In France, Veolia Water, through its subsidiary Veolia Water STI, entered into various contracts for the construction of industrial residue water decontamination stations, particularly in the agribusiness and chemical sectors. The main contracts were signed with Yoplait in Moneteau (Yonne) (estimated total revenue of (euro)3.3 million), Brasseries Meteor in Alsace (estimated total revenue of (euro)2 million) and with Grande Paroisse S.A. of the Atofina Group (estimated total revenue of (euro)3.1 million).

         In Europe, Veolia Water signed a 10-year contract with the British Defense Ministry for the financing, design, construction and maintenance of a plant for the desalination of seawater through reverse osmosis in Gibraltar (approximately (euro)12 million). In Poland, Veolia Water signed a contract with the brewer Carlsberg for the construction of a purification station using an innovative methanization pathway.

         In North America and Asia, Veolia Water has, through USFilter, reinforced its position in the industrial market (despite a difficult environment) due to the strong standing of its various products, particularly its "zero liquid discharge" and its "wet air oxidation" technologies.

         In Asia, Veolia Water signed, through SIDEM, a contract for the delivery of a thermal desalination facility with a capacity of 20,000 cubic meters per day for the coal operations at the Huang Hua site in China (estimated total revenue of (euro)18 million).

         Services to Individuals

         USFilter supplies bottled drinking water to North and South American and European consumers under the "Culligan" brand, as well as a variety of household water treatment products, including, for example, water softeners and drinking water systems. Veolia Water is currently divesting these activities.

         Veolia Water also offers household services in France through Proxiserve, a subsidiary held jointly with Dalkia which offers heating and plumbing maintenance services.

         Acquisitions and Divestitures in 2003

         In 2003, Veolia Water continued to implement its policy adopted in 2000 to refocus its operations on its core water businesses. Veolia Water's divestments worldwide generated proceeds of (euro)0.5 billion in 2003 ((euro)0.3 billion in the U.S., (euro)0.1 billion in Germany, and (euro)0.1 billion in Australia).

         Veolia Water has also integrated 35 companies into its group, of which five were located in France and 30 outside of France (Weisswasser, Gera, Jenets and Chinese projects, among others). Veolia Water also divested 26 companies in 2003, in addition to the divestitures previously mentioned (Surface Preparation and Everpure in the U.S., Wyuna in Australia and WTE in Berlin).

         As of December 31, 2003, Veolia Water's consolidation group included 595 companies (compared to 635 in 2002), of which 525 companies were fully consolidated, 64 companies were proportionally consolidated and six companies were accounted for under the equity method.

                                Waste Management

         Onyx, our main waste management subsidiary, is the second largest waste management company in the world and one of the global leaders in hazardous industrial waste management. With more than 72,100 employees around the world (including 100% of the employees of companies that are proportionally consolidated by our company and 50% of the employees in Proactiva's waste management activities), Onyx operates in all segments of the waste management business, serving local authorities and industrial clients.

         Present in more than 30 countries on all continents, Onyx has expanded the range of its services in the past several years, adapting its offerings to the specific needs of the market and focusing in particular on the outsourcing of environmental management services. Its activities involve the following:

          o Waste management services and logistics for local authorities and industrial clients (maintenance, cleaning, sewage system cleansing, treatment of contaminated soil, collection and transfer of waste);

          o    Sorting and recycling of materials;

          o Waste treatment (solid and liquid, hazardous and non-hazardous) through incineration, composting and storage; and

          o Final recovery of waste in the form of energy or organic materials.

         The following table shows the consolidated revenue and operating income before amortization charges and restructuring costs (EBIT) of our waste management operations in each of the last three fiscal years, after elimination of all inter-company transactions:

             ((euro)millions)(1)      2003             2002             2001
                                     --------         --------         --------
             Revenue                    5,971            6,139            5,914
             EBIT                         380              385              391
             ---------------------------
             (1) Includes 100% of the results of the waste management activities of Proactiva, our joint venture with FCC. Excluding the results of Proactiva, our revenue would have been (euro)5,847 million in 2003, (euro)5,966 million in 2002 and (euro)5,686 million in 2001.

         Onyx provides waste management services to more than 280,000 (compared to 272,000 in 2002) industrial and commercial clients and, through its municipal contracts, serves almost 78 million people.

         Onyx's specialization in waste management allows it to apply its outstanding technological capability to the outsourced management of public services for local communities and to offer customized solutions to its large and small and mid-sized industrial and commercial clients' environmental challenges. Onyx offers a comprehensive range of services to its industrial customers, which can outsource all of their waste management needs to a single provider and concentrate on their core businesses and realize economies of scale. Onyx also customizes its service offerings to small and mid-sized industrial and commercial customers according to their sectors of activities, including chemicals, food processing, automobile, electronic, pharmaceutical, metallurgical, paper, oil, health, distribution and retail sectors.

         Because it has operations around the world and offers services that are adapted to local conditions and regulations, Onyx has become a major global player in the treatment of hazardous waste. In addition, Onyx offers a number of recycling services, including cardboard and glass, and is developing all of the other main recycling services, including textiles, scrap iron, metals, plastics, waste from electric and electronics equipment (WEEE), recoverable wood and construction site waste, oil waste products, cinders, tires and solvents. While its service offerings in several areas, such as paper-cardboard and glass, are highly structured, Onyx's services in other areas, such as textiles and WEEE, are in the process of being structured.

         The duration of Onyx's waste management contracts usually depends upon the nature of the services provided, applicable local regulations and the level of capital expenditure required under the contract. Collection contracts usually last from three to five years. The length of treatment contracts ranges from one year for operations in landfills that Onyx owns to up to 30 years for contracts involving the construction, financing and operation of new waste treatment facilities. Collection contracts with industrial and commercial customers typically last one to three years, while treatment contracts with these customers last an average of five years.

         Strategy and Outlook

         Active on all continents, Onyx holds strong positions in Europe which represents the core of its development. The difference in maturity of national markets, in the context of the progress of standardization, offers growth opportunities. In France, Article L.541-24, paragraph two of the Environmental Code (Code de l'environnement), which provides that from July 1, 2002 only ultimate waste (waste that can no longer be recycled) may be accepted in landfills, enables Onyx to contemplate the development of new multi-channel treatment opportunities (sorting, incineration, composting and storage). Onyx intends to accelerate its development, in particular in Italy and Eastern Europe.

         With an already significant presence in the United States, Onyx continues to develop its activities there. In Asia and Oceania, Onyx demonstrates its experience through a select number of large projects, in which it sometimes works jointly with other divisions of the company.

         The progressive construction of an international network supports the development of Onyx's activities. On the one hand, it enables Onyx to serve the needs of its large industrial clients throughout the world. On the other hand, some activities require that a company be able to function on a worldwide scale. This is particularly the case in the treatment of hazardous waste, a sector in which Onyx is a leader.

         Onyx's main goals are to:

          o    develop its waste treatment capabilities,

          o strengthen its offering to industrial clients by capitalizing on its expertise throughout the complete waste management chain and its ability to generate synergies with our other operating divisions,

          o    consolidate its international network,

          o increase the profitability of its activities by integrating the evolution of the cost structure of its activities, and

          o    widen its technological lead in waste treatment and recovery.

         In order to achieve these goals, Onyx intends to take advantage of two essential factors that support its markets, which are :

          o the ever more restrictive evolution of regulations, with rapidly developing countries being forced to raise their standards to conform western European standards, with the latter becoming ever more stringent themselves; and

          o the development of outsourcing due to growing technical complexity, pressure on public expenses and the refocusing of industrial companies on their core businesses.

         Description of Activities

         The activities of Onyx are divided into three large categories: (i) waste management services and logistics for local authorities and industrial companies, (ii) sorting and recycling of materials, and (iii) treatment and recovery of waste (solid and liquid, hazardous and non-hazardous) by incineration, composting and landfilling.

         Waste Management Services and Logistics for Local Authorities and Industrial Companies

         Maintenance of Public Spaces and Urban Cleansing

         Onyx provides urban cleansing services in a large number of cities throughout the world, including London (U.K.), Paris (France), Alexandria (Egypt), Rabat (Morocco), Singapore and Chennai (India). Onyx's services include mechanized street cleaning, treatment of building facades to eliminate graffiti and other markings and treatment and deep-cleaning of surfaces to remove paint, solvents, oil, chewing gum and other items. Onyx has developed a range of sophisticated mechanized cleaning equipment to ensure the quality and efficiency of services.

         Cleaning and Maintenance of Industrial Sites

         Onyx provides cleaning services to its industrial and commercial clients' installations, including cleaning of offices and sites and maintenance of production lines. In the commercial sector, we provide these services mainly in train stations, subway networks, airports, museums and commercial centers, places where cleanliness is often associated with quality and security. In the industrial sector, we provide these services principally in food processing plants and heavy and high-tech industrial sites, where we offer specialized high or extremely high pressure cleaning services, cryogenics and reservoir cleaning in refineries and other petrochemical sites. We have received an ISO 9001 certification in recognition of the quality of our cleaning services at food-processing plants, which operate under strict hygiene regulatory requirements and require specialized partners. Onyx has developed advanced technological cleaning systems, including specialized robots, that enhance the quality of the cleaning services offered, reduce the time required to complete cleaning operations and increase the safety of employees. Onyx offers its commercial and industrial cleaning services in most industrialized countries, including Germany, Australia, Canada, the United States, France and Scandinavia. We have also developed emergency services to treat the potential contamination of a site due to incidents or accidents that occur at the facilities of our industrial customers.

         Liquid Waste Management

         Through its subsidiary SARP, Onyx provides liquid waste management services that consist primarily of pumping and transporting liquids related to sewer networks and oil residues to treatment centers. Onyx also provides pumping and transportation services to industrial and commercial companies following accidents and other incidents involving liquid waste. Onyx has developed liquid waste management procedures that emphasize environmental protection, such as the on-site collection, recycling and reuse of water during the provision of its liquid waste management services. An Onyx subsidiary also collects untreated oil residues, which present a hazard to the environment if released into water systems, and delivers them for treatment and recovery to another Onyx subsidiary that specializes in hazardous waste management.

         Treatment of Contaminated Soil

         Onyx has recently commenced leveraging its expertise in waste management to provide treatment and related services for the remediation of polluted soils in abandoned industrial sites where unmanaged waste treatment or industrial accidents have resulted in high levels of contamination. Onyx's engineers design, develop and implement treatment and recovery strategies on a case-by-case basis for each industrial site.

         Collection

         In 2003, Onyx collected 32.3 million tons of waste on behalf of individuals, local authorities and commercial and industrial sites, compared with 35 million tons in 2002. More than 62 million people around the world benefited from Onyx's waste collection services in 2003.

         Onyx also collects hazardous waste on behalf of its commercial and industrial clients. In 2003, Onyx collected approximately 1.5 million tons of hazardous waste (compared to 1.7 million tons in 2002). Onyx offers related services to its commercial and industrial clients, such as preliminary studies of future waste collection needs and waste tracking after collection.

         Transfer and Grouping of Waste

         When waste is of the same type, it is transported either to transfer stations in order to be carried in large capacity trucks, thereby maximizing load factors, or to grouping centers where it is separated by type and then sorted before being sent to an adapted treatment center. Hazardous waste is usually transported to specialized physico-chemical treatment centers, recycling units, special industrial waste incineration units or landfills designed to receive inert hazardous waste.

         Sorting and Recycling of Materials

         Onyx's recycling activities generally involve the selective or separate collection of paper, cardboard, glass, plastic, wood and metal that customers either separate into different containers or mingle with other recyclable materials. Onyx's customers are increasingly separating different types of recyclable waste into separate containers, which requires selective collection services. Onyx received approximately 7.3 million tons (compared to 7 million tons in 2002) of solid waste at its 217 sorting and recycling units in 2003 (compared to 220 units in 2002), of which 4.1 million tons were recovered, including 1.9 million tons of paper. Onyx also provides disassembly and recycling services for complex waste products at specialized treatment centers, such as electric and electronic products and fluorescent lamps. Onyx works in partnership with upstream industrial customers and with its CREED research center in order to develop new recycling activities.

         Onyx sells recycled material to intermediaries or directly to industrial and commercial clients. Onyx is one of the European leaders in recycling waste paper and cardboard and has substantial waste paper recycling operations in the United States. Sorting and recycling are also becoming larger components of the environmental management services we provide to industrial and commercial companies. Onyx designs and develops recycling systems that enable its industrial and commercial customers to optimize their production chains by reusing certain waste by-products generated in the manufacturing process, such as our glass recycling system that enables electronic consumer products companies to reuse glass waste in their tube production cycles after treatment at one of Onyx's recycling centers.

         Waste Recovery and Treatment (Solid and Liquid, Hazardous and Non-Hazardous) by Incineration, Composting and Landfilling

         In 2003, Onyx treated 55 million tons of waste (compared with 54 million tons in 2002) in its sorting and recycling centers, composting units, hazardous waste treatment centers, incineration units and landfills.

         Composting and Recovery of Organic Material from Fermentable Waste

         Onyx and Veolia Water work together to recover sludge from wastewater treatment plants, an example of the synergies within our group. The quality of the sludge product depends on the quality of the wastewater treatment procedure and the conditions of the composting process used. In 2003, Onyx recovered almost 1.7 million tons of waste at its 94 composting units, compared to 99 composting units in 2002. 200,000 tons of urban and industrial sludge were reintegrated by Onyx into the agricultural cycle through manure spreading. Launched in 2002 by Onyx, our "Biodiv" service includes an adapted container offer for the frequent collection and nearby composting treatment of organic waste produced by industrial companies, while guaranteeing the complete traceability of waste from its collection to its recovery. This offer targets organic waste produced mainly by manufacturers, food processing companies, wholesale food markets and supermarket chains (including fruits, vegetables, flowers and bread) in order to produce high quality compost.

         Waste-to-Energy and Incineration

         Onyx treats approximately 8.6 million tons (compared to 8.4 million tons in 2002) of non-hazardous solid waste (consisting mainly of urban waste) per year at its 63 waste-to-energy recovery and incineration plants. Energy is generated from the heat created by incinerating waste at these plants. Onyx uses this energy to supply district thermal networks or for sales to electricity providers. Waste-to-energy recovery and incineration is often the recommended waste treatment solution in densely populated areas where landfill space is scarce. Onyx continuously develops innovative waste-to-energy procedures and techniques to broaden the range of waste that may be converted into energy, optimize the production of energy and operate in strict compliance with environmental regulations, including restrictions on smoke and ash treatment processes.
         Landfilling and Energy Recovery from Waste

         In 2003, Onyx treated approximately 33.9 million tons of non-hazardous waste in 157 landfills (144 of such landfills were type Class II and 13 of such landfills accepted only inert waste). Onyx has developed the expertise to treat waste through methods that reduce emissions of liquid and gas pollutants and that permit it to use its landfills in compliance with the most stringent environmental regulations. Onyx currently has 114 landfills dedicated to the burying of biodegradable waste and equipped to retrieve and treat biogas emissions from the anaerobic fermentation of waste, of which 35 landfills have recovery systems to transform biogas emissions into alternative energies.

         Treatment of Hazardous Waste

         With 82 units in more than 20 countries (compared to 53 units in 18 countries in 2002), Onyx treated 3.4 million tons of hazardous waste in 2003 (compared to 3.2 million tons in 2002), of which 902,000 tons were incinerated at its 20 special industrial waste incineration units, 901,000 tons were treated at its 7 specially designed landfills for hazardous waste, 1.4 million tons were treated in 51 units by physico-chemical and stabilization processes and the remaining 220,000 tons were treated at its 32 specialized recycling centers. The principal methods used for treating industrial hazardous waste are incineration (for organic liquid waste, salt-water and sludge), solvent recycling, waste stabilization followed by treatment in specially-designed landfills, and physico-chemical treatment of inorganic liquid waste.

         Through its specialized subsidiary SARP Industries, which has a particularly strong presence in France, Hungary, Germany, Israel, Portugal, South America and, through Onyx Environmental Services, in the United States, Onyx has a worldwide network of experts enabling it to become one of today's world leaders in treating, recycling and recovering hazardous waste. Onyx provides advisory services (engineering and customized solutions) and treatment and recovery services adapted to each industrial sector and type of waste, such as solvent and resin regeneration, hydrocarbon waste recovery, recycling of batteries, fluorescent tubes and soiled packaging, and retrieval and recycling of precious or rare metals.

         Main Developments in 2003

         As in 2002, Onyx focused in 2003 on consolidating its business in France, Europe, the United States and Asia, while at the same time winning several major contracts in these regions. Through Onyx, we won new contracts with local municipalities that will generate significant revenue and reinforced our industrial client base (280,000 industrial clients) despite difficult economic conditions, particularly in Europe and the United States.

         In France, the city of Paris renewed our household waste collection contract in five arrondissements, due to the implementation of a "clean collection" system using a gas-powered collection truck, a first in France. This project, which requires strict adherence to standards and proper training of staff, complies with the strictest European standard currently in place. The three-year contract represents estimated annual revenue of (euro)19 million. Onyx also inaugurated "TriEst" in the northeast of France, the first fully mechanized and automated paper-sorting center in France and in Europe, combining optimal productivity and personal safety. It is designed to sort more than 70,000 tons of paper per year from selective collections in the regions of the "Great East" (Lyon and Marseille), South Germany, Belgium and Switzerland. Finally, on March 20, 2003, the Defense Ministry awarded Onyx the contract for the detailed design, construction, implementation and first operation of an installation for the destruction of old chemical weapons, for a period exceeding eight years.

         In the United Kingdom, Onyx inaugurated the energy valuation unit of Chineham on September 26, 2003, one of the three incineration units of the "Integra" project, a 25-year global agreement won in 1993 and developed in partnership with the county of Hampshire. This agreement includes, in particular, the establishment of composting units, transfer centers, sorting centers and public bins in order to increase the percentage of waste recycled in the county (which rose from 8.2% in 1995 to 21.4% in 2002). Onyx also signed a 25-year contract with the city of Brighton and Hove and of East Sussex County for the collection, treatment and recycling of all household waste (estimated total revenue of more than (euro)1.5 billion). Onyx also obtained a 7-year renewal of a contract to collect household waste and provide urban cleansing services in the London area of Westminster (estimated total revenue of more than (euro)335 million), as well as 7-year renewal beginning in April 2003 of a contract to collect household waste and provide urban cleansing services in the London area of Camden (estimated total revenue of (euro)168 million). Moreover, Onyx has renewed for the third time a six-year agreement with the District of Tendring involving the cleaning of streets and beaches (estimated total revenue of more than (euro)11.5 million).

         In 2003, Onyx took part for the first time in a specific development mechanism (MPD), a system that enables industrialized countries to achieve their aim of reducing greenhouse gas emissions by financing specific industrial installations in developing countries (estimated total revenue of (euro)1.6 million). Onyx has therefore been selected by the Netherlands for the project of biogas recovery and valuation in the storage center of Tremembe (Brazil). This investment, focused on the production of renewable energy, should enable the site of Sasa in Brazil to reduce its carbon-dioxide emissions by 700,000 tons between 2003 and 2013.

         In China, Onyx won a contract from the company in charge of waste management for the city of Shanghai for assistance in the start-up of an energy recovery unit in Puxi (treatment capacity of 1,000 tons per day) coupled with a 20-year contract for the management of this unit (estimated annual revenue of (euro)4.8 million). Shanghai Laogang Municipal Solid Waste Treatment Co. Ltd., in which Onyx holds a 30% interest, entered into a 20-year agreement for the design, construction, management and maintenance of a landfill in Laogang (Shanghai) (estimated total revenue of (euro)330 million, 30% of which constitutes Onyx's share). In Taiwan, Onyx concluded a 3-year waste transfer contract (approximately 55,000 tons of waste per year) for transfer from the landfill of Pa Li (Taipei) to the incineration facility of Ta-Ho Lutsae (estimated total revenue of (euro)7.3 million), as well as a 2-year contract with the city of Chia-Yi for the solidification of flying ashes emitted from the city's incinerator (3,285 tons per year) (estimated total revenue of (euro)1.2 million). Onyx also renewed for 15 years its management agreement for the waste treatment factory of the city of TaiChung (220,000 tons of waste per year, with more than 1 million inhabitants) (estimated total revenue of (euro)57 million), and signed a 2-year contract for the transfer of waste with the city of Taichung (estimated total revenue of (euro)10 million).

         In the United States, Onyx, through its subsidiary Onyx Industrial Services, signed a 5-year contract for the industrial cleaning and maintenance of six sites of Valero Refining (estimated annual revenue of between US$13 and US$15 million), and a 3-year contract for the industrial cleaning and maintenance of Exxon Mobil's installations in Baton Rouge (estimated annual revenue of US$7.4 million). Moreover, Onyx Waste Services won a 5-year contract in Palm Beach County, Florida for the collection of solid waste and recyclable materials (estimated annual revenue of US$6.9 million).

         In Sydney, Australia, Onyx obtained all of the necessary authorizations for building the waste transfer center of Clyde. This center, which is part of the global waste management scheme proposed by Collex, Onyx's Australian subsidiary, will enable the transit of 400,000 tons of waste collected in the urban area of Sydney to the high-tech storage facility of Woodlawn. This bioreactor, along with the one recently opened in Ti-Tree (near Brisbane), represents a great technological advance for us. Operations at the waste transfer center began in January 2004, with the first deliveries to Woodlawn expected in the second half of 2004. The 30-year contract represents estimated total revenue of (euro)550 million.

         In Israel, on April 14, 2003 Onyx won the public tender for the acquisition of 25% of the share capital of Effeh Landfills Ltd., a company formed in order to operate the "Effeh" waste landfill. This landfill is the most important one in Israel. It covers 475 acres of which 200 will be operational in the first stage, for a total burying volume estimated at 22 to 23 million tons. Operation of the landfill began on July 1, 2003 for a period of at least 33 years. Revenues for the operating period between July 1 and December 31, 2003 were approximately (euro)750,000.

         Finally, Wyeth has entered into a 5-year master agreement with Onyx for the progressive management of hazardous waste worldwide. For its implementation, the master agreement contemplates that more specific agreements will be reached at the subsidiary level.

         Acquisitions and Divestitures in 2003

         In France, Onyx focused on the reorganization of its activities by region and the rationalization of its operations in 2003, as it did in 2002. Outside France, Onyx implemented a similar reorganization by geographic zone. Despite these reorganizations, there were no major overall changes in Onyx's scope of consolidation between 2002 and 2003.

         In 2003, Onyx integrated 50 companies into its group, of which 12 companies were located in France, 13 companies in Slovakia, 4 companies in the Czech Republic, 10 companies in the rest of Europe (Poland, Portugal, Italy, Germany, Ireland, Norway and the United Kingdom), 2 companies in North America, 2 companies in Australia, 4 companies in Asia, 1 company in Brazil and 2 companies in Africa/Middle East. At the same time, Onyx ceased consolidating 40 companies of its group in 2003, of which 18 companies were merged and the remaining 22 were sold, dissolved or liquidated. In total, Onyx's group included 614 companies in 2003 (compared to 602 companies in 2002), of which 538 companies were fully consolidated, 33 companies were proportionally consolidated and 43 companies were accounted for by the equity method.

                                 Energy Services

         With more than 41,700 employees (as of December 31, 2003), Dalkia, our main energy services subsidiary, is the leading European provider of energy-related services to companies and municipalities. Dalkia provides energy and environmental optimization solutions, including services relating to heating and cooling networks, thermal and multi-technical systems, industrial utilities, installation and maintenance of production equipment and integrated facilities management. The broad range of services offered by Dalkia allows its clients to optimize the energy chain from production to operation of installations to equipment maintenance. Dalkia also offers public electricity services through its subsidiary Citelum and services to individuals through Proxiserve, a subsidiary jointly owned by Dalkia and Veolia Water. Present in approximately 35 countries, Dalkia offers an extensive geographical coverage in Europe, and the strength of its international network allows it to accompany its customers around the world and offer them services of the same quality through local teams.

         Dalkia is partly owned by Electricite de France (EDF), which holds 34% of its share capital and with which Dalkia is developing joint international offerings for international customers and eligible clients in France (i.e., those that have the right to choose their electricity supplier freely). Dalkia's French operations are conducted through Dalkia France, a wholly-owned subsidiary of Dalkia. Outside France, Dalkia conducts its activities through Dalkia International, in which it holds a 76% interest and EDF holds the remaining 24%.

         The following table shows the consolidated revenue and operating income before amortization charges and restructuring costs (EBIT) of our energy services operations in each of the last three fiscal years, after elimination of all inter-company transactions:

             ((euro)millions)        2003              2002             2001
                                   --------          --------         --------
             Revenue                  4,654             4,571            4,017
             EBIT                       274               244              221

         Dalkia provides energy management services to public and private clients with whom it has formed long-term partnerships. Its core activity focuses on optimal energy management. To respond to clients' needs for increasingly complete and integrated services, Dalkia has progressively established a range of activities linked to energy management, including heating and cooling systems, thermal and multi-technical services, industrial utilities, installation and maintenance of production equipment, integrated facilities management and electrical services on public streets and roads.

         Dalkia's contracts to operate urban heating systems are typically long-term, lasting up to 25 or 30 years, while its contracts to operate thermal and multi-technical installations for public or private clients may last up to 16 years. Contracts to provide industrial utilities services generally have shorter terms (6 to 7 years on average), while contracts in the facilities management sector generally last 3 to 5 years.

         Dalkia offers innovative multi-energy and management solutions to ensure cost effectiveness, reliability and environmental protection. When practicable, Dalkia uses renewable energy and alternative energy sources such as geothermal energy, biomass (organic material), heat recovered from household waste incineration, "process" heat (heat produced by industrial processes) and thermal energy produced by co-generation projects.

         Dalkia is one of the French leaders in co-generation and on-site energy generation. Co-generation involves the simultaneous production of heat and electricity, which optimizes the efficiency and profitability of Dalkia's customers' installations. French law requires the operators of the electricity distribution network to purchase at specified rates energy produced by co-generation installations with a capacity not exceeding 12 MW of electricity. Dalkia's total electric power production capacity (including co-generation facilities, peaking plants and stand-by generating units) is 4,800 MW.

         Strategy and Outlook

         Dalkia's strategic priorities are the following:

          o deployment of its service offerings in the deregulated energy markets of Europe, in coordination with EDF,

          o seizing of development opportunities in the area of large heating and cooling networks, particularly in Central and Eastern Europe, as it has done in Asia,

          o development of its service offerings to industrial clients, including increased research into innovative technical solutions for control over energy consumption, in coordination with our company's other divisions in order best to take advantage of available synergies, and

          o promotion of our integrated outsourcing services in the commercial and industrial sectors, combining optimized services for facilities management and control over energy consumption (heating, air-conditioning, utilities, electricity, lighting).

         The opening of energy markets, particularly in France, places a premium on the optimization of performance contracts where gas and electricity are involved. Dalkia believes it is well placed to establish a competitive advantage in this area.

         Finally, international development remains a major strategic objective of Dalkia, with continuous efforts to increase its offerings in countries where markets are mature (essentially Europe), as well as to increase its incipient activities in countries that offer the strong potential for growth (such as the United States, Latin America, the Middle East and Asia).

         Description of Activities

         In 2003, Dalkia renewed numerous contracts in France, including those for the operation of district heating and cooling networks and for the provision of thermal and multi-technical services. Outside of France, Dalkia implemented large contracts and integrated acquisitions realized in 2002, and improved productivity of subsidiaries in northern Europe, where reorganizations and more targeted development policies began to yield gains in 2003.

         In the European market, Dalkia's activities benefit from three strong trends: the opening of energy markets as Dalkia's clients consider possible opportunities in the field, a growing willingness by industrial clients to outsource activities unrelated to their businesses and an increase in environmental concerns.

         Heating and Cooling Networks

         Dalkia is one of Europe's leading operators of large "district" heating and cooling networks. Dalkia currently manages 600 district heating and cooling networks in the world, particularly in France, the United Kingdom, Italy, Germany, Eastern and Central Europe and the Baltic states. In district systems, thermal energy is generally distributed through pipes to users in dispersed locations. Dalkia does not ordinarily own the networks it operates. Rather, in most cases, public authorities own the networks and delegate to Dalkia the responsibility of building, managing, maintaining and repairing them. The networks operated by Dalkia provide heating and cooling to a wide variety of public and private facilities, including schools, hospitals, office buildings and residences.

         In France in 2003, Dalkia renewed a number of contracts for heating and cooling networks, most significantly its contract to operate the district cooling network for a neighborhood in La Defense. This contract was renewed for a period of 15 years (estimated annual revenue of (euro)5.5 million). In addition, Dalkia renewed its contracts for the operation of heating networks in:
Nancy, for the heating network of Haut Lievre for a period of 12 years (estimated annual revenue of (euro)1.8 million), Troyes, for the heating network of Chartreux for a period of 10 years (estimated annual revenue of (euro)1.5 million) and Chartres, for the heating network of Madeleine for a period of 12 years (estimated annual revenue of (euro)1.5 million). Dalkia also renewed a contract for operation of the district heating network of Venissieux. This new agreement, signed for a period of 12 years, includes the installation and operation of a co-generation unit attached to the network (estimated annual revenue of (euro)4.2 million).

         In Central and Eastern Europe, the year 2003 included the acquisition in January 2003 of ZTO, the manager of secondary heating networks for the city of Ostrava in the Czech Republic, a city for which Dalkia already produces heat. In Lithuania, Dalkia continued its development in the area of heating networks. It won 30-year contracts for networks belonging to the cities of Birzai (estimated annual revenue of (euro)1.4 million) and Druskinsinkai (estimated annual revenue of (euro)12.5 million). Dalkia also won a 20-year contract for management of the heating network for the city of Brezno in Slovakia (estimated annual revenue of (euro)2.5 million).

         In China, certain decrees governing the opening of certain trades to foreign companies, including the operation and distribution of heating systems, took effect at the beginning of 2003. Dalkia opened an office in China in May 2003, with the aim of playing an important role in the management of district heating networks, which is one of the most developed forms of heating systems in the country.

         Energy Management

         Energy management consists of operating heating, sanitary hot water and air conditioning systems to provide comfortable living and working environments, as well as the improvement of the operation of existing systems to optimize their efficiency. Dalkia provides integrated energy services, which include installation conception and improvement, energy supply, installation management and maintenance, to public and industrial and commercial customers. Through this activity, which represents Dalkia's core business, Dalkia provides customers a large range of technical services and manages 75,000 installations throughout the world.

         In the area of energy management, Dalkia signed in 2003 a new contract with the Paris building and construction authority (OPAC) to provide energy management services in a collection of its buildings for 3 years (estimated total revenue of (euro)4 million). In addition, Dalkia renewed for a period of 10 years and expanded its contract for the provision of energy management services for the Grand Hotel of Monaco (estimated annual revenue of (euro)1.3 million). Dalkia continued its penetration of the market for energy management services on behalf of health establishments in Europe. In France, for example, Dalkia signed a new 5-year contract for the energy management of the Vinatier a Bron hospital (estimated annual revenue of (euro)2.5 million). In the United Kingdom, Dalkia reinforced its position by forming several partnerships with large hospitals, embodied through PFI-type contracts (contract with Christies Hospital representing estimated annual revenue of (euro)1.1 million over 15 years, contract with Royal Victoria Infirmary involving restoration of energy installations representing estimated annual revenue of (euro)2.3 million over 25 years). In Spain, Dalkia won a 10-year contract for energy management for Valme hospital in Seville (estimated annual revenue of (euro)540,000) and a 15-year contract for energy management for IISSA hospital in Barcelona (estimated annual revenue of (euro)600,000). In France, Dalkia also renewed for 3 years a contract for the maintenance of antennas, pylons and transmission equipment of SFR (estimated total revenue of (euro)8.5 million).

         Moreover, through its acquisition of Giglio Giovannie S.p.A., a corporation specialized in the management of thermal equipment, Siram, a subsidiary of Dalkia in Italy, has reinforced its position as a leader in the market. Dalkia also won several contracts with public agencies in Italy, such as the Ministry of Justice in Rome, Milan and Naples for total revenue of
(euro)13.6 million over 5 years, and the Ministry of Foreign Affairs for total revenue of (euro)3.4 million over 5 years. Dalkia won a contract involving the installation of new energy equipment for the airport of Porto in Portugal (estimated total revenue of (euro)6 million).

         Industrial Utilities

         Dalkia has become a leading provider of industrial utilities services in France and the United Kingdom, and has developed expertise in the analysis of industrial processes, productivity enhancement and the operation, maintenance and servicing of equipment. Industrial utilities services generated 29% of Dalkia's revenue in 2003.

         The year 2003 confirmed Dalkia's commercial strength in the industrial market. In France, our ten-year contract with PSA Peugeot Citroen for the operation of environmental services in its Sochaux, Mulhouse and Vesoul factories represents estimated annual revenue for Dalkia of (euro)46 million. Dalkia also won a large 9-year industrial contract with Spontex in Beauvais with estimated annual revenue of (euro)4 million. The year 2003 was also marked by the strengthening of Dalkia's position in the car parts manufacturer market, in particular through a 10-year agreement signed with Heuliez (estimated total revenue of (euro)11 million), a 5-year agreement with Continental (estimated total revenue of (euro)5.4 million) and a 9-year agreement with Visteon (estimated total revenue of (euro)3.6 million). Dalkia also signed numerous agreements with industrial clients in the food-processing sector, including a 10-year agreement with Saupiquet (estimated total revenue of (euro)4.3 million), a 7-year agreement with Tilly Sabco (estimated total revenue of (euro)3 million) and a 7-year agreement with Bonduelle (estimated total revenue of (euro)1.3 million).

         In Italy, Siram, a subsidiary of Dalkia, won its most important industrial contract with the firm Cartiere Paolo Pigna S.p.A., one of the leaders of the Italian stationery market. This 12-year contract involves the operation of the co-generation plant for the Pigna factory located in Alzano Lombardo (estimated total revenue of (euro)413 million, (euro)33.8 million per year).

         Dalkia also signed an important 1-year industrial services contract with Wyeth in Ireland (estimated annual revenue of (euro)5.9 million).

         In Eastern Europe, the outsourcing market for industrial services has started to open up. In 2003, Dalkia launched outsourcing agreements in Poland with Warsaw-based industrial client Huta (estimated annual revenue of (euro)3.8 million over 6 years), and in Hungary with the Hungarian leader of fine chemistry, Richter, which saw the entry into service of a co-generation plant for its site at Dorog.

         Finally, in 2003 Dalkia increased its activities in a number of promising sectors, due in particular to the maintenance of "clean rooms" by Dalkia Technologies, a subsidiary of Dalkia. It specializes in the design and operation of controlled atmosphere rooms, and in electricity production through co-generation plants outside winter periods when tariffs are regulated. During the summer of 2003, our operation of an industrial (100MW) co-generation plant for 6 months in response to a request by the operator of the French electricity transport network (RTE) allowed us to generate total revenues of (euro)17.2 million.

         Facilities Management

         In order to meet growing demand for outsourced services, Dalkia has recently added general services management and technical services, or facilities management, to its portfolio of services. Facilities management contracts integrate a range of support services, from electrical and mechanical equipment maintenance to logistics, into one global service. As a result, the client can meet its need for different services through one company. Dalkia provides facilities management services for its customers at industrial, commercial, corporate office or health establishment sites in Europe, Latin America and Asia.

         In 2003, Dalkia won a 3-year contract with Philips in partnership with our other divisions, pursuant to which it will assume the management of all energy, technical and general services for its plant at Le Mans (estimated annual revenue of (euro)1.2 million). Dalkia also signed a 5-year contract with Canal+ involving the management of all general services for the television channel's 22 buildings (estimated annual revenue of (euro)3.8 million).

         In Sweden, Jernhusen, a company that manages the real estate assets of the Swedish railways, has granted Dalkia a 5-year technical maintenance contract for all of its buildings (stations, garages, other buildings) (estimated total revenue of (euro)25.5 million). Further, Dalkia renewed for 4 years its contract with the Stockholm metro (estimated annual revenue of (euro)1.5 million).

         With little more than one year of existence, the establishment of Dalkia in Dubai has yielded good results. Two new facilities management contracts were signed with the shopping centers Mall of Emirates and Chairman Properties (estimated annual revenue of (euro)0.4 million over 3 years).

         Street Lighting Services

         Citelum, a subsidiary of Dalkia, has acquired a worldwide reputation for the management of urban street lighting, the regulation of traffic and the lighting of monuments and other structures.

         In France, Citelum won a 3-year contract for the operation and maintenance of lighting for the Paris beltway (estimated annual revenue of (euro)450,000). In the Benelux countries, Citelum began offering lighting maintenance services, which will permit us to strengthen our service offering to Dalkia's current clients and acquire new clients.

         In Kuala Lumpur, Malaysia, Citelum provided lighting during the month of August 2003 for the twin towers of Petronas, the highest inhabited towers in the world at 452 meters. In Shanghai, China, Citelum provided lighting on September 30, 2003 for the Oriental Pearl Radio and TV Tower, one of the world's highest television towers at 460 meters. In 2003, Citelum also won a 15-year contract for the management of lighting and urban traffic for the city of Puebla in Mexico (estimated annual revenue of (euro)3.6 million).

         Services to Individuals

         Dalkia also provides residential services to individuals through Proxiserve, a joint subsidiary of Dalkia and Veolia Water, including maintenance of heating, air conditioning and plumbing systems.

         Other Significant Developments in 2003

         On January 3, 2003, the French National Assembly passed a law relating to gas and electricity markets, adopting European Union Directive 98/30/CE which sets forth common rules on internal gas markets. The law set the new threshold for eligibility to choose an electricity provider at 84 GWh, beginning July 1, 2003. For Dalkia, whose annual consumption is 30 TWh, only 15 TWh are in an eligible position pursuant to the new regulation. In the first quarter of 2003, Dalkia began negotiations with the main suppliers active in the market in order to conclude, where possible, eligible contracts and thereby benefit from the liberalization of the market. Dalkia signed a dozen eligible contracts, representing an annual volume of more than 3 TWh. These contracts are for a one-year period starting on November 1, 2003.

         Further, during the 2003 summer heat wave in France, Dalkia helped to fill the production deficit that EDF had to face. At EDF's request, Dalkia mobilized its resources during the second half of August and furnished a capacity of 140 MW upon less than one week's notice.

         During 2003, Dalkia lost some smaller contracts. The loss of these contracts was not of a nature that would materially affect Dalkia's revenues.

         Acquisitions and Divestitures in 2003

         Siram, Dalkia's Italian subsidiary, acquired Giglio for (euro)42 million in July 2003. This acquisition enables Siram to establish itself as the leader in the Italian market, to improve its operating results and to strengthen its territorial position in Emilia-Romagna and in Piedmont-Liguria. In the Czech Republic, Dalkia strengthened its presence in Ostrava through the acquisition of ZTO, a company that manages secondary heating networks for the city. In Ireland, Dalkia Ltd. reinforced its interest in Facilities Management FP2, an Irish company. Initially, Dalkia Ltd. acquired a 51% interest in FP2 in January 2003 for (euro)4.5 million. In October 2003, this interest was increased through the acquisition of a second block of shares for (euro)3.9 million, representing 38.5% of outstanding share capital. In February 2003, Dalkia acquired the German company WFM (now known as Dalkia Contracting) for (euro)1.7 million (including assumption of debt). Sterience, a subsidiary of Generale des Eaux Services, was transferred to Dalkia France at the end of September 2003. Sterience specializes in the outsourced sterilization of medical equipment. Finally, Dalkia sold its real estate management pole in Belgium (Fabair securities) to Foncia for
(euro)1.3 million.

         In total, over the course of 2003, Dalkia created or purchased 34 companies, and sold, liquidated or merged 32 companies. As a result, at December 31, 2003, Dalkia held 363 consolidated companies, of which 163 were non-French.

                                 Transportation

         Connex, our main transportation subsidiary, is the leading European private ground transporter of passengers in terms of revenue. Connex operates road and rail passenger transportation networks under contract with national, regional and local transit authorities. Connex has been managing and operating all forms of urban, regional and national road and rail networks for more than a century, having won its first tramway concessions at the end of the 19th century.

         In 2003, Connex operated more than 25,000 road and rail vehicles with more than 56,000 employees around the world (including 100% of the employees of companies that are proportionally consolidated by our company). Present in more than 20 countries, Connex estimates that it provided transportation to more than
1.5 billion travelers in 2003.

         The following table shows the consolidated revenue and operating income before amortization charges and restructuring costs (EBIT) of our transportation operations in each of the last three fiscal years, after elimination of all inter-company transactions:

             ((euro)millions)         2003             2002             2001
                                    --------         --------         --------
             Revenue                   3,673            3,422            3,099
             EBIT                         93              116              112

         Connex primarily operates road and rail passenger transportation networks under contracts won through auction with various public authorities. The public authority with which Connex contracts generally owns the infrastructure Connex uses and typically establishes schedules, routes and fare structures for the networks that Connex operates and manages. Connex conducts its business through outsourced management under conditions and structures that differ from one country to another due to varying legal and regulatory requirements. The contract between the public authority and Connex outlines the relations between the two parties, including payment to Connex and the risks to be borne by each, and typically lasts for a set period. Because the fares Connex charges passengers on its transportation networks are usually insufficient to cover its costs, the public authority typically provides Connex a payment for services rendered. Management contracts generally last for between 4 and 12 years. Connex has contracts with approximately 5,000 public authorities.

         In addition to its primary management activities, Connex also seeks to promote public transportation through several means. First, Connex strives to improve customer services by welcoming clients, enhancing vehicle comfort, establishing call centers that provide extensive itinerary information, managing passenger transfers within networks and establishing new information systems and integrated fare structures. For several years Connex has also been developing new local products and services, such as customized transportation and the use of electric vehicles to serve small areas. These new services seek to offer travelers a complete range of transportation-related services and to transform Connex into a company that facilitates travel and mobility.

         In 2003, Connex strengthened its position in France and continued to develop abroad, particularly in Germany and the United States. On the other hand, the UK Strategic Rail Authority (SRA) terminated a railway contract operated by Connex South Eastern with effect from November 8, 2003. In this context, and taking into account the disappointing results, Connex decided to dispose of its London bus activity at the beginning of 2004. The estimated separation costs were part of our provisions for the 2003 fiscal year.

         Strategy and Outlook

         Connex has settled on its strategy for organic growth, with acquisitions still possible in markets open to competition, as a means of leverage in connection with responses to public bids or in geographic areas where synergies are possible with Connex's other activities. In the medium term, Connex's strategy is to consolidate its presence in Europe and in North America, by profiting from the opening of such markets to regulated competition. In Europe for example, Connex intends to respond to new public bids and to participate in railway developments in Germany and Scandinavia. In Central and Eastern Europe, many countries, in particular those joining the European Union in 2004, are opening the passenger transport market to outsourcing. Connex, which already has a significant presence, intends to pursue targeted growth both in the railway transport market and in the urban and regional transport market. In North America, where there appears to be a similar tendency towards opening of the transport markets, Connex intends to pursue its development strategy on the basis of its existing presence both in the areas of urban transport and railway transport after the successful launch of its contract in Boston on July 1, 2003. Outside of these two areas, Connex employs a selective approach and studies opportunities on a case by case basis, in particular in Asia-Pacific (Australia, New Zealand) and Latin America.

         Description of Activity in 2003

         Connex's activities can be broken down into four principal categories:
(i) urban and intercity transportation, (ii) regional transportation, (iii) industrial markets and (iv) complementary services.

         Urban and Intercity Transportation

         Connex operates a number of "right-of-way" transit systems and bus networks and provides both integrated and customized services. Connex is responsible for operation of services, management of personnel, driving, inspecting, cleaning and providing security on vehicles, marketing, providing customer service, and maintaining, cleaning and providing security in the stations on its networks.

         Right-of-way systems and bus and transport network operation

         In France, Connex operates several tram and light rail networks in Rouen, Saint-Etienne and Nancy, and began operating a tram in Bordeaux in December 2003.

         Connex is also the exclusive operator of the bus networks in Nice, Bordeaux, Nancy and Toulon as well as in 40 other French cities. The contracts for the operation of urban networks in Calais, Villefranche-sur-Saone and Libourne, which were due to expire in 2003, have again been awarded to subsidiaries of Connex. After the integration of Transports Verney in 2002, Connex proceeded with some small acquisitions in 2003. It also took over the activities of STAHV as of August 1, 2003, which operated in the French department of Vosges and was placed in judicial liquidation (17 regular lines, 97 school lines, 4 small urban networks) (estimated annual revenue of (euro)10.5 million).

         In Europe, Connex operates tram and light metro lines in Gorlitz and Berlin (Germany) and Stockholm (Sweden). In conjunction with FCC and a local partner, Connex will also operate the light metro system in Barcelona (Spain), the launch of which is expected in the first half of 2004. In Ireland, operation of a light metro system named "Luas" should begin at the end of June 2004. In Sweden, Connex won a public bid in August 2003 for the operation of an urban bus and tram network for the city of Norrkoping. This will be the first tram line operated by Connex in Sweden (estimated annual revenue of (euro)11 million).

         Connex also manages the bus lines in major European cities such as Stockholm, Frankfurt, Warsaw, Maastricht and Copenhagen. In Poland, Connex is the premier private operator of public transport and employs more than 1,000 people. Connex reinforced its development as a result of the privatization of the PKS inter-city transport networks. This process began with PKS Lancut and PKS Sanok in the southeastern part of the country and continued with PKS Kedzierzyn (149 employees, 57 vehicles). In 2003, Connex acquired PKS Sedziszow (179 employees). Connex also operates the urban network of Tczew.

         In the Czech Republic, Connex took over the CSAD in Prague in June 2003, whose activities include urban, regional and international transport. CSAD has approximately 200 employees and operates 105 vehicles (estimated annual revenue of (euro)6 million).

         In Portugal, CTSA, the joint subsidiary of Connex and FCC, won in December 2003 a public bid for the 10-year servicing of an urban network in Vila-Real in the northern part of the country. Operations are set to begin in June 2004 (estimated annual revenue of (euro)1million).

         In North America, Connex provides road transportation services principally in the regions of Washington D.C., Baltimore and Los Angeles. In August 2003, Connex won a contract to operate a second urban network in Fairfax County, Virginia for an initial 5-year term (estimated annual revenue of approximately (euro)9 million).

         In the rest of the world, Connex has operated in partnership (38.5%) since 2001 a high-frequency right-of-way bus system in Bogota, Colombia (Transmilenio). In 2003, in the context of the implementation of the second phase of the project for the city of Bogota, Connex, with its partners, won the public bid for new services (estimated annual revenue in 2006, after the end of the start-up phase, of approximately (euro)27 million). In Australia, Connex operates the monorail and light metro lines of Sydney. In Israel, Connex operates bus lines (estimated revenue of (euro)6 million in 2003) and plays an active role in the consortium formed to construct, finance, operate and maintain the first light metro line in Jerusalem, whose operations will begin in 2007.

         Integrated Services

         Connex provides interconnected bus, tramway, metro and train transportation services through a coordinated ticketing system in many urban conglomerations. Connex also offers special integrated transportation services within networks managed by several different operators in an urban area, including the Paris suburbs, Rouen and Saint-Etienne in France, Stockholm (where it also operates the metro and other public transportation systems), Sydney, Gorlitz and Dusseldorf, among others.

         Services on Demand

         Connex offers innovative transportation services in certain cities that supplement traditional transportation networks. For example, in France Connex offers Creabus, an on-demand minibus service that is tracked by a Global Positioning System, or GPS, which operates in Dieppe, Montlucon, Vierzon, Ile-de-France and Fairfax (United States), and Iciela, an electrical car system to serve urban areas that are restricted to other vehicles, which operates in Amiens. In the Netherlands and the United States, where these services are widely used, Connex has developed know-how in services on demand.

         Personnel Transport

         Connex handles the transport of employees for its industrial and commercial clients.

         Regional Transportation

         Connex provides regional transportation services through the operation of road and rail networks. As with urban transportation services, Connex is responsible for designing, planning, operating, maintaining and providing security on the vehicles and stations it uses in its regional networks, as well as for ticket sales and customer service.

         In France, Connex operates a number of regional rail networks, covering approximately 850 kilometers, through contracts with regional public authorities and the Societe Nationale des Chemins de Fer (SNCF), the French national railroad company, particularly in the regions of Brittany, Provence, the Alps and the French Riviera.

         In Europe, Connex has a strong presence in Germany, Denmark, Norway, Sweden, Finland, Belgium, Spain, the Czech Republic and the Netherlands.

         In the United Kingdom, the Strategic Rail Authority (SRA) decided to terminate a railway contract operated by Connex South Eastern with effect from November 8, 2003. At the same time, Connex transferred all of its assets and staff related to this activity to the entity put in place by SRA to assume the activity. The total costs relating to the termination of this contract have been included in our 2003 financial statements. The revenue related to this contract in 2003 was approximately (euro)527 million.

         In Germany, Connex employs more than 3,000 people at 30 rail and road transportation sites. Connex presently operates eight regional rail networks, representing over 1,400 kilometers of rail lines, benefiting from the regional nature of German rail transportation. Its subsidiary NOB, which already operates the NordOstSeeBahn network between Kiel, the North Sea and the Baltic Sea, won a public bid for the operation of the line linking Niebull in Germany to Tondern in Denmark, and in November 2003 won a public bid for the 2-year operation of the rail line that links Hamburg to Flensburg (estimated annual revenue of (euro)14.6 million). NOB also won the public bid for the railroad of Marschbann, the most important ever won by a private company in this country. The contract entails the operation of a regional line of 240 kilometers linking Hamburg to the Isle of Sylt in the North Sea. This 10-year contract, which enters into force at the end of 2005, represents estimated annual revenue of (euro)50 million. In December 2003, Connex won a public bid for the operation of the regional trains of "Nordharz" (5 lines). This 12-year contract, which enters into application on December 15, 2005, represents estimated annual revenue of
(euro)33.3 million. Finally, since December 2003 Connex has been operating the regional railway network "Ems-Senne-Weser" in North Rheinland-Westphalia which consists of 280 kilometers of lines. The 10-year contract is expected to generate estimated annual revenue of (euro)26 million. Connex also operates two inter-regional lines between the Baltic Sea, Berlin and southeastern Germany under the name "Interconnex".

         In the Netherlands, Connex operates the BBA transportation network in the region of Brabant, transporting more than 50 million passengers each year on 153 bus lines and 450 coaches.

         In Spain, Connex and FCC created a joint venture, FCC Connex Corporacion, whose subsidiary Detren aims to take advantage of developments with respect to tram lines and opportunities arising from railway liberalization projects in Spain.

         In Sweden, Connex since 2003 has operated two long distance rail lines between Stockholm and Narvik (Norway) and between Goteborg and Narvik (Norrland Trafiken). In the western part of the country, Connex in June 2003 launched the operation of a regional rail transport line between Hallsberg and Herrlunga (Kinnekulletaget) (estimated annual revenue of (euro)2.5 million).

         In Norway, Connex doubled the volume of activity in this country with the winning of a public bid in connection with the privatization of FFR (Finnmark Fylkesrederi og Ruteslskap AS), which operates regional bus lines (100 vehicles) and transports passengers by ferry (14 boats) in the region of Finnmark (estimated annual revenue of (euro)42 million).

         Connex operates more than 600 vehicles in Denmark and possesses a network of regional coaches in Israel, the Czech Republic and Estonia (with the acquisition of AS Liikor, a bus operator based in Tartu).

         Connex has offered since 2001 regional road transportation services in Maryland, Virginia and Connecticut. On July 1, 2003, Connex launched a contract for the management of suburban trains in the Boston area. This 5-year renewable contract is operated by MBCR, in which Connex holds a 60% interest (Bombardier and ACI, the two other partners, each hold a 20% interest). The economic results of this contract, in which investments are assumed by the state of Massachusetts, have been positive since the first year (estimated revenue of approximately (euro)94 million).

         In Australia, Connex pursued in 2003 its franchise to provide rail services in the suburbs of Melbourne under the terms of an amendment signed at the end of 2002. The year 2003 was marked by the renegotiation of this contract. These negotiations culminated with the signing of a new contract on February 19, 2004 (estimated annual revenue of approximately (euro)300 million). Through this 5-year minimum contract, Connex has been entrusted with the operation of the entire suburban rail network of Melbourne by the State of Victoria. The network operated by Connex will grow from 129 to 372 kilometers in length and will transport 130 million passengers per year, three times the amount Connex handles currently. The launch of this new contract is scheduled for April 18, 2004.

         Industrial Markets

         Beyond the personnel transport services provided by numerous subsidiaries in France, Germany and northern Europe, Connex is present in four areas of industrial activity which represent slightly more than 3% of its revenues:

         Rail Freight Transport

         Connex operates a number of regional freight trains in France, including for the SNCF, and offers rail transport services for long distance freight in Germany, in particular on behalf of Arcelor and Saint-Gobain.

         Management of Industrial Rail Junctions and Related Logistics

         Connex manages junctions for customers in the automobile, petrochemical and refining industries that have facilities that are linked to a national rail network. Facilities served include the Eisenach Opel plant in Thuringia, Germany, the Bitterfeld chemical complex in Saxony-Anhalt, Germany, the Claas agricultural machinery plant in Gutersloh, Germany and approximately 30 industrial and commercial sites in France.

         Multi-Modal Transportation

         Connex began providing multi-modal shipping services (or shipment of freight in containers transported through a combination of rail and road transport) between France and Italy in 2000. Having considered the difficulties encountered in maintaining the required level of service which led to a highly insufficient level of profitability for this activity, Connex disposed of it in February 2004 (estimated 2003 revenue of (euro)3.5 million). In Germany, Connex operates several freight and multi-modal long distance transport networks, in particular on behalf of large industrial companies. This activity is undertaken in partnership with a logistics company (Connex's interest is 39%).

         Airport Services

         This activity, whose revenues exceeded (euro)50 million in 2003, covers a range of services to airlines (freight transport on the platform of Charles de Gaulle airport, baggage handling, maintenance of vehicles, etc.). It is conducted by different entities within VE Airport, 60% of the share capital of which is owned by Connex.

         Connex intends to develop activities in the industrial market that will allow it to enrich the group's offer while at the same time constituting an area of growth for Connex, in particular by relying on the group's network of clients.

         Complementary Services

         Growth in our transportation business depends on increased use of public transportation networks, which in turn is closely related to the quality of service provided by these networks. To increase passenger usage of its networks, Connex's efforts focus on adequately matching service offerings with demand for these services, improving the reception of passengers and the user-friendliness of stations, making available more comfortable vehicles and the development of local information services relating to transportation systems for travelers.

         Connex has developed "Optio," a complete information system for passengers (through a central telephone operator, internet site, wireless text messages, such as SMS, and wireless internet access, such as WAP) on available public transportation in a region, regardless of the operator. The Optio service is currently offered in the Oise region in France and in the cities of Bordeaux (France) and Melbourne (Australia). In addition, Connex has developed "Connector Plus," a real-time information system for subscribers installed in the rail network of Melbourne, which notifies users of service interruptions or delays through wireless text message systems, such as SMS on mobile phones.

         Connex has also recently created several Internet sites that allow users to find their itineraries on local transportation systems in France and Australia.

         Finally, in Saint-Etienne, France, Connex opened a service center situated on a tramway line known as "Escale," which provides passengers with services to facilitate the life of city dwellers. 16 services are provided including a parking lot, carwash services, vending machines, telephone card sales, a photo and copy center, and on-site customer service representatives. Through a partnership with the city's retailers, passengers may also have their purchases delivered directly to the "Escale" stop.

         Acquisitions and Divestitures in 2003

         In 2003, Connex proceeded with the acquisition of FFR in Norway for approximately (euro)22 million. Connex also increased its interest in Sometrar, the franchise holder of the metrobus in Rouen, to 98.8% for approximately
(euro)9 million. Connex acquired several small companies in France, Poland and Belgium as well. In Germany, Deutsche Bahn exercised in December 2003 its put option with respect to shares representing 50% of the capital of BOB, a rail company that operates regional lines in southern Bavaria. Connex as a result now once again holds 100% of the share capital of this subsidiary. As of December 31, 2003, Connex's consolidation group included 409 companies (compared to 395 in 2002).

                   Fomento de Construcciones y Contratas (FCC)

         FCC, a public company listed on the Madrid Stock Exchange since 1900, is one of Spain's largest companies with over 61,300 employees (including 100% of the employees of companies that are proportionally consolidated by FCC and 50% of Proactiva's employees) and a market capitalization of (euro)3.8 billion as of December 31, 2003. FCC is the parent company of one of the premier construction and service groups in Spain, based on both revenues and profitability. FCC operates in a number of different environmental and construction-related industries. FCC's principal markets are located in Spain (where it is the leading waste management operator) and Latin America, though it also has significant operations in the rest of Western Europe and the United States.

         In October 1998, to exploit the growing demand for integrated environmental management services, Vivendi Universal acquired a 49% interest in the holding company that owns 52.48% of FCC from the controlling shareholder of the holding company. In December 1999, Vivendi Universal transferred its interest to us. Our partner in FCC owns the remaining 51% of the holding company.

         Our interest in the holding company that controls FCC is subject to a shareholders' agreement pursuant to which we share equally with our partner the holding company's right to be represented in the main executive bodies of FCC, which are the board of directors and executive committees of FCC and its subsidiaries. The holding company's articles of association also provide that certain important decisions, such as increases or decreases of share capital, amendments to the articles of association, mergers, spin-offs or dissolutions, require supermajority shareholder approval. None of these decisions, therefore, can be taken without the consent of both major shareholders. See "Major Shareholders and Related Party Transactions -- Related Party Transactions."

         The following table shows our share of FCC's consolidated revenue and operating income before amortization charges and restructuring costs (EBIT) in each of the last three fiscal years, after elimination of all inter-company transactions:

             ((euro)millions)           2003             2002             2001
                                      --------         --------         --------
             Revenue(1)                  2,965            2,653            2,455
             EBIT(1)                       275              250              230
             -----------------------
             (1) Figures reflect a 49% share of the total revenue and EBIT of FCC and its subsidiaries, except for the results of Proactiva, which are included in our water and waste management segments. Under French GAAP, we proportionally consolidate FCC based on our 49% interest in the holding company that controls it.

         FCC's strategic objectives are:

          o public services, (34% of FCC's consolidated revenue in 2003), which include, in particular, the collection and recycling of household and industrial waste, street cleaning, treatment and distribution of potable water, treatment of wastewater, passenger transportation, publicity and advertising through urban fixtures and passenger and freight airport services;

          o construction activities (47.9% of FCC's consolidated revenue in 2003);

          o    cement production (14% of FCC's consolidated revenue in 2003);
               and

          o miscellaneous activities (3% of FCC's consolidated revenue in 2003), which FCC does not consider to be strategic and which may be sold if and when divestment opportunities arise.

         We have also created a number of joint ventures with FCC to operate or participate in different segments of our business. Our main joint venture with FCC is Proactiva Medio Ambiente S.A., or Proactiva, which was created in July 2000 to consolidate and organize the joint development of our and FCC's water and waste management services activities in Latin America and the Caribbean. Each of we and FCC contributed all of our water and waste management operations and contracts in these regions to Proactiva and hold 50% of Proactiva's capital stock. We have not entered into any shareholders' or other agreement with FCC or Proactiva relating to Proactiva's governance or management. However, Proactiva's bylaws grant a right of first refusal to each of Proactiva's shareholders in the context of a proposed sale of shares of Proactiva.

         In addition, in 2002 Connex and CGT, FCC's transportation subsidiary, created FCC-Connex Corporacion S.L. to consolidate and organize FCC's and Connex's transportation activities in Spain and the Americas, excluding Canada and the United States. Each of Connex and CGT holds 50% of FCC Connex Corporacion's capital stock and have entered into a shareholders' agreement dated December 13, 2001 governing the management of this joint venture, including dispute resolution mechanisms in the event of a deadlock and forced sale provisions in the event of unresolved deadlocks, breach of contract or loss of control by our company or FCC of their respective transportation subsidiaries. FCC-Connex Corporacion's subsidiaries include Corporacion Espanola de Transporte S.A. (CTSA), held jointly (50/50) by FCC and Connex since June 2000, and the wholly-owned subsidiary Detren Compania General de Servicios Ferroviarios S.L.

         Description of Activities

         Public Services

         FCC is the leading waste management company and the second largest water and wastewater treatment company in Spain, where it conducts the bulk of its operations. FCC collects, processes and disposes of household waste and provides a full range of waste management services, including urban and commercial cleaning services, to Spanish public authorities. FCC provides waste management services to a number of main urban centers in Spain such as Madrid, Barcelona, Valencia, Bilbao, Malaga, Saint-Sebastian and Zaragoza. FCC benefits from nearly 100 years of experience and has a growing international presence through its current contracts serving more than 1,500 municipalities and offering services to 43 million residents.

         During 2003, FCC signed new contracts for an estimated total of
(euro)1.45 billion, including the renewal of a contract for 10 years for waste collection in Madrid, representing estimated total revenue of (euro)72 million, and the signing of a 14-year contract for selective waste collection in Vigo, representing estimated annual revenue of (euro)1.8 million. Abroad, FCC won the renewal of a contract for 14 years for urban wastewater services for the British city of Allerdalle (United Kingdom), and won a public bid for the collection of household, commercial and other waste for the city of Carderdale (United Kingdom).

         The FCC group has the most complete commercial network in Spain for treating industrial waste, a field with significant growth potential. In 2003, FCC won contracts in this area representing estimated total revenue of (euro)81 million.

         FCC's water and wastewater treatment activities cover the full water cycle, including collection, treatment, distribution and recycling. In 2003, FCC won contracts in this area representing estimated total revenue of (euro)339 million.

         Regarding publicity and advertising through urban fixtures, FCC continued its international expansion by competing against the best international companies in the sector and notably winning a contract to install, maintain and provide advertising on urban fixtures in San Antonio for an initial 5-year term (estimated total revenue of (euro)11 million), as well as contract to install, maintain and provide advertising on 1,500 telephone booths belonging to Portugal Telecom (Portugal) for 7 years (estimated total revenue of (euro)32 million). Further, Cemusa (FCC's subsidiary) entered the third advertising market in Brazil and reinforced its first-rate position in the country by winning a contract with Belo Horizonte to install, maintain and provide advertising for billboards that indicate the time and temperature in the Brazilian city (estimated total revenue of (euro)7 million). FCC currently manages a park with 100,000 elements of urban fixtures and advertising support in 110 cities of 11 countries, including Barcelona, Bilbao, Madrid and Seville (Spain), Genoa and Parma (Italy), Brasilia and Rio de Janeiro (Brazil) and Lisbon (Portugal).

         FCC provides passenger transportation services through FCC-Connex Corporacion S.L., which conducts two types of activities: road transportation and management of urban streets, tramways and rail lines.

         FCC provides airport services through its subsidiary, Flightcare S.L., which provides services in airports in Barcelona, Bilbao, Fuerteventura, Lanzarote, Las Palmas, Malaga, Santiago de Compostela, Seville and Valencia. Since October 2002, FCC has supplied services to the Brussels airport following the acquisition of Sabena airline's freight handling and passenger services activities. With respect to cargo services, Flightcare Cargo began providing ground logistics in airports in Bilbao and Valencia in 2003. Further, Lufthansa chose Flightcare Cargo to provide freight handling services in airports in Bilbao, Lanzarote and Malaga.

         Finally, FCC manages 100,000 parking places in 100 cities in Spain and Morocco, ensures the technical inspection of 1.8 million vehicles at 50 stations in Spain and Argentina, and provides computer services to important companies in the automobile, data processing and mass marketing sectors.

         Construction

         FCC has expanded its construction activities due in part to the 2001-2007 Infrastructure Plan established by the Spanish government, representing (euro)114 billion, and in part to the Hydrological Plan to manage water resources.

         FCC won a number of key contracts in 2003, including contracts to:

          o put in place 27,274 kilometers of railway for a high-speed train on the Teruel-Saragosse line;

          o construct two tunnels for the Barcelona metro, each 3 kilometers long, and construct three stations and other interior structures;

          o put in place 11.7 kilometers of railway for high-speed trains running from Meseta Norte to Asturia; and

          o construct two contiguous stretches of highway extending 8.7 kilometers in Galice.

         In 2003, FCC completed work involving the oceanographical museum of Valencia, which has become the largest aquarium in Europe, containing more than 45,000 animals of 500 different species. FCC also set up the Metrosur in Madrid, which has 28 stations and is more than 40 kilometers in length. FCC finished the construction of the O'Donnell maternity hospital in Madrid as well as the new Delicias station in Saragosse for the high-speed train serving the Madrid-Saragosse-Barcelona-French border line.

         Cement Production

         FCC owns 58.8% of Cementos Portland. Cementos Portland operates 6 cement factories in Spain, 3 factories in the United States and other installations to prepare concrete and extract aggregates. Production in Spain hit a new record in 2003 after seven years of continuous growth, with more than 46 million tons being produced, which generated revenues 4.4% higher than in 2002.

         Imports of cement and clinker increased 6.6% in 2003 compared to 2002 at nearly 8 million tons, whereas exports decreased 14.8% to reach 1.2 million tons. In the United States, cement consumption in 2003 was similar to consumption in 2002, standing at 109 million tons. Sales realized by Cementos Portland in 2003 for the first time exceeded 10 million tons of cement and clinker, growing by 4.5% compared to 2002. In 2003, Cementos Portland produced and sold 5.1 million cubic meters of prepared concrete, an increase of 6.1% compared to 2002, 18.3 million tons of aggregates, an increase of 14% compared to 2002, and 648,000 tons of mortar, an increase of 7.6% compared to 2002.

Development of Synergies: Multiservice Contracts to Benefit Industrial and Commercial Clients

Outsourcing and Multiservices Market

         We believe that our position in the environmental services market for industrial and commercial customers has allowed us to take advantage of the synergies that exist among our four divisions. The growth in this market was initially driven by the development of outsourcing, as industrial companies sought to outsource certain peripheral activities to external service providers. This outsourcing trend covers all of our businesses, including energy services, water services, waste management services and the on-site management of rail junctions.

         We offer a "multiservices" alternative to our customers, which involves the provision of services by several of our divisions under a single contract. This allows us to better respond to the expectations of certain customers who wish to outsource a range of services to a single service provider. This relationship also allows for greater technical synergies, economies of scale and commercial complementarity.

Our Organization for the Provision of Multiservices

         To develop this multiservices activity, we have established a specific organization, VE Industries ("VEI"), to coordinate our various activities without substituting for our divisions. Our divisions remain responsible for the performance of the services falling within their scope of activities. VEI prepares our bids in tenders for multiservice contracts and prepares commercial projects and proposals by coordinating with our divisions. A project manager from our group is appointed for each multi-services contract. A commitments committee has also been established to approve commercial offers before their submission to clients. The committee includes representatives of our management and representatives of the various divisions associated with the project. In most cases (including when we use the client's personnel), contract performance is entrusted to an ad hoc company formed by the divisions involved in the project. Finally, we have created a reporting body to follow the performance of these specialized companies.

Multiservices Contracts

         In 2003, we renewed for three years a five-year agreement between us and Alstom for the management of technical and general services at its Belfort site. The revenues generated by this contract amounted to (euro)13 million in 2003, for a set of services including management of steam and compressed air production installations, maintenance of gas networks, electricity, industrial water, collection and treatment of waste as well as recovery of joint products.

         Moreover, we were chosen as a partner by PSA Peugeot Citroen to operate environmental services for its Belchamp, Mulhouse, Sochaux and Vesoul sites. The services to be provided relate to the whole activity and know-how of our company: production and distribution of energies and fluids, general and technical cleaning, operation of industrial waste channels, water treatment, management and evacuation of empty packaging, management of railway tracks and rail tractors, electric distribution and management of specific technical equipment. This ten-year agreement has been operated since January 1, 2004 by the Societe d'Environnement et de Services de l'Est, a joint subsidiary created between PSA Peugeot Citroen and us (estimated total revenue of more than (euro)1 billion). This contract is the most important one we have signed with an industrial group. It demonstrates our ability to join with our industrial clients in formulating customized solutions adapted to each site.

         In 2002, we signed a contract with Arcelor in France for the operation of an industrial utilities perimeter on the site of Arcelor, including water, effluents, compressed air, steam, heating of industrial buildings and elimination of waste for a seven-year term (estimated total revenue of (euro)20 million, including (euro)2.7 million for the year 2003). We also signed a 15-year contract with Arcelor Vega do Sul in Brazil for the construction and operation of a multi-unit station aimed at feeding a new cold rolling factory (Build, Own, Operate contract). The scope of the operation includes transformation and distribution of electricity, industrial gas, compressed air and hot water, distribution of natural gas, hydrological cycle and management of waste. The operation started in November 2002 and the annual revenue is estimated at USD 15 million.

         In Basel, we managed a renewable 7-year contract signed in January 2001 with Novartis relating to a set of services for supplying four industrial sites (production on site of energy, collection and treatment of waste, recycling of solvents and management of hydrological cycle). We took on 310 employees of Novartis in connection with this contract (estimated annual revenue of approximately (euro)125 million).

         We also signed a contract for logistics and support of the production activities of the "Le Triomphant" missile launcher submarine. The contract represents estimated total revenue of (euro)7.8 million, beginning in November 2002 and ending in July 2004. The delivered services mainly concern setting-up and maintenance of the life base, installation and maintenance of electric networks, management of energy, management of waste, logistics and warehousing of material.

         In April 2002, we started performing a five-year contract for the provision of a set of services in the Futuroscope theme park. Such services include the maintenance of buildings and amusement devices, cleaning of the park, maintenance of green areas, cleaning of hotels and maintenance of food service equipments (estimated annual revenue of (euro)8 million).

Competition

         Most markets for environmental services are very competitive and are characterized by increasing technological challenges arising from regulatory changes, as well as the presence of experienced competitors. Competition in each of the markets we serve is primarily on the basis of the quality of the products and services provided, reliability, customer service, financial strength, technology, price, reputation and experience in providing services, adapting to changing legal and regulatory environments, and managing employees accustomed to working for governmental authorities or non-outsourced divisions of commercial enterprises. In each of the markets in which we operate, our competitive strengths are our high level of technological and technical expertise, our financial position, our geographical reach and our experience in providing environmental management services, managing privatized and outsourced employees and meeting regulatory requirements.

         With regard to the provision of environmental services to industry in particular, our main competitors are Suez and RWE, which provide a range of services including energy, water and waste management. Certain actors in the area of electricity production also enrich their offering through the provision of industrial fluids. Our primary competitive strength is our demonstrated ability to provide innovative, integrated environmental services that are tailored specifically to the needs of individual clients and offered on a global basis. We anticipate that other enterprises that compete with us in individual sectors will, in the coming years, seek to expand their activities to become integrated environmental management services providers.

         Water

         Veolia Water is the world's leading private provider of water and wastewater services to municipalities and industrial and commercial firms. Its principal competitors are Suez (through its subsidiary Ondeo) and RWE (through its U.K. subsidiary Thames Water and its American subsidiary American Water Works). In addition, General Electric has recently entered the market for services to industrial companies as it consolidates all of its acquisitions in the water services sector into a single business unit.

         In France, Compagnie Generale des Eaux faces competition from Ondeo and Saur, as well as from a number of local competitors, particularly in the building and public works sectors. Veolia Water also faces competition from public establishments, municipal or departmental governments and local mixed public-private companies (more than half of the 53 contracts not renewed in 2003 were taken over by public authorities).

         In the United States, USFilter faces competition from a large number of small competitors that specialize in specific technologies relating to water equipments and systems, as well as from a number of service providers in the unregulated water market, such as OMI, Earth Tech, United Water and American Water.

         Waste Management

         In Europe, where we conduct over half of our waste management activities, Onyx is one of the market leaders in the collection and treatment of household, commercial, industrial and hazardous waste. Onyx's main pan-European competitor is Suez (through its subsidiary SITA). In the United Kingdom, Onyx is the fourth leading provider of household, commercial and industrial waste management services behind Suez, Biffa and Cleanaway. Onyx also has a prominent market position in France, Norway (leader in terms of revenue), Switzerland, Israel, Ireland, Denmark, Portugal, the Czech Republic and Slovakia. In Germany, where Onyx focuses on services to industrial and commercial customers, its biggest competitors are RWE Umwelt, Rethmann and SITA-Deutschland.

         Onyx has taken significant steps toward consolidating its market position in North America, where it provides household, industrial and commercial solid and hazardous waste collection, treatment, recycling and waste-to-energy services.

         In Latin America, Onyx's operations are concentrated in Brazil and Mexico, where it primarily competes with Suez and a variety of local companies.

         Onyx is one of the leading waste management service providers in the Asia/Pacific region, where its main competitors are Cleanaway and Suez (through
SITA). Onyx is one of the largest operators in the treatment of waste in Asia (China, Hong Kong, India, Japan, Macao, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand), and one of the market leaders in terms of waste recovery. In Australia, a country where demand for alternative forms of waste treatment and recycling is very important, Onyx is second in the market in terms of revenue.

         Energy Services

         The energy services market has many actors and Dalkia faces very dispersed competition. Dalkia believes that the only three companies with a strong international presence and a diversified and complete range of services in this market similar to its own presence and services are Suez, RWE and Cofathec.

         Transportation

         Connex's major competitors are private operators, primarily French or British, and public monopolies that conduct their activities in open markets. Connex's major competitors are Keolis, a subsidiary of the SNCF, Transdev, a subsidiary of the Caisse des Depots et Consignations (which recently concluded an alliance with the French metro operator, RATP), the Deutsche Bahn (the national rail operator in Germany) and the British groups Arriva, First Group, National Express, Go Ahead and Stagecoach.

         The SRU law has enabled the emergence of a new competitor, RATP, by authorizing it to expand its perimeter beyond Parisian transport in order to respond to public bids. RATP has thus recently presented itself as a candidate in France for public bids involving the operation of large urban networks with integrated subway systems.

         In the long term, we anticipate that groups in China and Singapore may become new competitors in an increasingly dynamic market.

         FCC

         FCC is the leading provider of waste management services in Spain. FCC's primary competitor in this market is Cespa. In the water services market, FCC is the second leading private operator in the water and wastewater treatment market in Spain after Aguas de Barcelona.

         The cement production sector in Spain is relatively concentrated. Through Cementos Portland, FCC is the second largest Spanish cement producer, with approximately 16% of the Spanish market, according to OFICEMEN (the national cement labor union). Its main competitors are Spanish branches of multinational cement manufacturers such as Cemex, Holderbank and Lafarge.

         The construction market in Spain is undergoing a process of consolidation among the major market players.

Contracts

         We provide a range of services either directly to the customer making the request--for example, in connection with an outsourcing agreement we have with a public authority or industrial or commercial company--or indirectly on behalf of such customer for the benefit of a third party--for example, in connection with the delegated public service management of a potable water production and distribution service. The services we provide are often complex and multi-functional, requiring an adequate employee infrastructure and specialized resources. We also construct or operate support installations, such as boiler rooms, that facilitate the provision of various services to others.

         Despite differences related to the nature of our clients, the services contracted for and the nature of the legal systems in which we operate, the expectations of our clients have tended to converge towards the following:

          - a demand for greater transparency in the conditions for awarding contracts: with increasing frequency, public decision-makers and companies organize advertising or competitive procedures even when they are not obligatory;

          - a better awareness of the significance of the principal's role, which must clearly convey its needs and expectations to companies like ours with which it contracts, and give the latter the means to act;

          - a reinforced belief in the need for a pertinent allocation of roles and responsibilities, in particular in favor of the party most capable of assuming them so as not to incur useless additional costs;

          - a desire for more rigor in the formulation of contracts and in the definition of respective rights and responsibilities;

          - the implementation of mechanisms for recourse to independent parties with authority to arbitrate possible litigation, since even the best contract cannot anticipate all possibilities; and

          - greater expectations vis-a-vis companies like ours, from whom clients expect real and precise commitments, results that are verifiable through performance indicators and sometimes variable compensation according to completed performances. To respond to the growing requirements of clients in terms of quality and performance, we are working to prepare reference tools for significant indicators of performance.

         We are very attentive to contractual provisions, in particular when we must finance the investments called for under a contract. Given the complexity of management agreements and their generally longer term, we possess skills regarding contract analysis and control. Legal departments of our divisions are systematically associated with the preparation of contracts, and controls are imposed on the implementation of our main contracts. Each year, our internal audit department includes a review of the contractual and financial stakes of our most significant contracts in its annual program.

         Municipalities or Public Authorities

         Our services to individuals on behalf of public authorities include water distribution, wastewater treatment, collection and treatment of household waste, public transport and energy services. The provision of these services, referred to as general economic interest or public services, is regarded as sufficiently important by the public authorities in many countries that the imposition of regulations or other controls relating thereto is deemed inadequate. Instead, several public authorities decide to become more directly involved in the provision of such services. Others, however, may choose to relinquish the bulk of their control over the provision of such services to a private operator. Public authorities in general may decide to:

          - "publicly manage" the provision of services to the population and assume full control of the infrastructure required for doing so, which limits the number of projects available to private companies like ours,

          - create mixed public-private companies over which they retain a certain measure of control, while still remaining in a secondary role to the extent they associate themselves with private operators who participate in the share capital of the company, and who often are charged with the company's management, or

          - entrust the entire responsibility for providing a service, including in some instances the construction and financing of installations relating thereto, to private operators or mixed public-private companies, under contracts referred to as "delegated public service management" contracts.

         Based on the different ways in which public authorities choose to manage the provision of services, we have developed various forms of contract to respond to their specific requirements. The contracts we employ generally fall into one of two categories, depending on whether the service contracted for includes a financial relationship on our part with the end user of the service:

          - either the public authority, by entering into a qualified public market contract under municipal law, or BOT contract (for example, a contract for building, financing and operating a water purification plant), hires a private operator and pays it a fixed price for the performance of various agreed-upon tasks as well for any investments undertaken by the private operator, or

          - the public authority entrusts a private operator or a mixed public-private company with the responsibility for the full provision of a service, which is then financed by the end user of the service as a function of the price paid by the end user for the service. In these instances, the public authority charges the private operator with the responsibility for creating the necessary infrastructure and managing the commercial relationship with end users, after the terms relating to prices and required performances have been agreed upon. This is the logic of "delegated management", "concession" and BOO (Build, Own, Operate) contracts, under which the entity that assumes management also assumes the "risks and perils" or "risks and advantages" to the extent its compensation is substantially a function of its operating results.

         The general type of contract we employ in a given instance does not in itself determine the specific operating conditions under which we provide our services. Further, such contracts are subject to various nuances. Under our delegated public service management contracts, for example, even though we are generally paid by the end users of the service, we sometimes receive compensation by the public authority as well. This can occur in the case of a management contract that provides for variable compensation by the public authority, based on the fulfillment of specific targets by the private operator. For example, in the contract we entered into with the city of Indianapolis (1.1 million inhabitants), the city in April 2002 transferred full management responsibility to us for a 20-year period, and will compensate us itself. A part of such compensation is linked to our fulfillment of specific targets.

         The historic traditions of the various countries in which we operate tend to favor one of the above-mentioned general contract types over the other. In France, for example, where there is a long tradition of granting concessions, delegated public service management contracts are often the preferred choice. However, France is preparing a new regulation that should permit the development of "partnership agreements," which are similar to delegated management contracts based on the nature of the services provided and the important role granted to the private operator, but distinguished by the fact that the services are rendered to public authorities that pay the price therefor as a function of achieved objectives and the quality of service. Current practices in various countries have tended to converge, with public authorities resorting to one or the other contract types depending on the situation. All such contracts have, in most cases, the common feature of being long-term agreements.

         We believe that we are particularly well positioned to obtain delegated management or partnership agreements, which will enable us to demonstrate our experience in the management of public services and complex or multi-service projects.

         Industrial or Commercial Companies

         Besides public authorities, our environmental management services also interest industrial or commercial companies which are trying to refocus on their primary business activity. These companies look to us to provide them with greater specialization and a range of solutions that will enable them to reduce costs. Our services are frequently provided under limited contracts, the term of which is rather short. However, we have been increasingly able to extend the timeframe of these contracts. Our partnering with clients enables us to jointly study and implement progress plans, often yielding significant results in qualitative and financial terms.

Environmental Regulation, Policies and Compliance

         Environmental Regulation

         Our businesses are subject to extensive, evolving and increasingly stringent environmental regulations in developing countries as well as in the European Union and North America.

         Water

         The water and wastewater services activities are highly sensitive to governmental regulation. In Europe and North America, governments have enacted significant environmental laws at the national and local level in response to public concern over the environment. The quality of drinking water and the treatment of wastewater are increasingly subject to regulation in developing countries as well, both in urban and rural areas.

         The quality of potable water is strictly regulated at the European Union level by Directive 98/83/CE of November 3, 1998, relating to the quality of water destined for human consumption, which was transposed into EU member states and French law by a decree on December 20, 2001. This directive introduces, beyond quality control, the concept of evaluating risks on an ongoing basis, which risks may ultimately be addressed by future directives or regulations. The collection, treatment and discharge of urban, industrial and commercial wastewater is governed by Directive 91/271 of May 21, 1991, the objectives of which were further reinforced and expanded by water Directive 2000/60/CE of October 23, 2000. Public authorities also impose strict regulations upon industrial and commercial wastewater that enters collection systems and the wastewater and sludge from urban wastewater treatment plants.

         France has numerous laws and regulations concerning water pollution, as well as numerous administrative agencies involved in the enforcement of those laws and regulations. Certain discharges, disposals, and other actions with a potentially negative impact on the quality of surface or underground water sources require authorization or notification. For instance, public authorities must be notified of any facility that pumps groundwater in amounts that exceed specified volumes, and French law prohibits or restricts release of certain substances in water. Individuals and companies are subject to civil and criminal penalties under these laws and regulations.

         In the United States, the primary federal laws affecting the provision of water and wastewater treatment services are the Water Pollution Control Act of 1972, the Safe Drinking Water Act of 1974 and related regulations promulgated by the Environmental Protection Agency (EPA). These laws and regulations establish standards for drinking water and liquid discharges. Each U.S. state has the right to establish criteria and standards stricter than those established by the EPA and a number of states have done so.

         Waste Management

         In numerous countries, waste treatment facilities are subject to laws and regulations that require us to obtain permits to operate most of our facilities from governmental authorities. The permitting process requires us to complete environmental and health impact studies and risk assessments with respect to the relevant facility. Operators of landfills must provide specific financial guarantees (which typically take the form of bank guarantees) that cover the monitoring and recovery of the site during, and up to 30 years after, its operation. In addition, landfills must comply with a number of standards, and incineration plants are usually subject to rules that limit the emission of pollutants. Waste may also be subject to various regulations depending upon the type of waste. For example, sludge produced at wastewater treatment stations that will be composted must comply with strict regulations relating to its content of organic materials and trace metals (heavy metals like cadmium, mercury or led). Further, the NFU 44-095 standard, established in 2002 and henceforth applicable in France, strictly regulates the composting of material that results from the treatment of wastewater.

         In France, pursuant to the provisions of the Environment Code relating to classified facilities for the protection of the environment, several decrees and ministerial and administrative orders establish rules applicable to landfills for household, industrial, commercial and hazardous waste. These orders govern, among other things, the design and the construction of waste treatment centers. Hazardous waste is subject to strict monitoring at all stages of the treatment process. Waste-to-energy centers are subject to numerous restrictions, including in particular limitations on the amount of pollutant emissions: for example, directive 2000/76/CE of December 4, 2000 on the incineration of waste fixes emission thresholds for dioxins and NOX in particular. In connection with the application of this directive in France, compliance studies were submitted by waste treatment operators to the French government in June 2003.

         At the European Union level, the framework for waste management regulation is provided by directives that set overall regulatory goals of waste prevention, collection, recycling and reuse. European Union member states must prohibit the uncontrolled discarding, discharge and treatment of waste. In addition, several European regulations seek to have member states define a national strategy that allows for the progressive reduction of dumping of biodegradable waste. The regulations are intended to promote recycling, composting and energy recovery of household waste. Further, the European Union has, through directive 2003/87/CE of October 13, 2003, implemented a quota system for the emission of greenhouse gases. Our waste management business is in principle excluded from the first phase (2005-2007) of this directive, but may be targeted subsequently, and may as a result establish procedures to reduce methane and carbon dioxide emissions.

         The major statutes governing our waste management activities in the United States include the Resource Conservation and Recovery Act of 1976, the Clean Water Act, the Toxic Substances Control Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (also known as "CERCLA" or "Superfund"), and the Clean Air Act, all of which are administered either by the EPA or state agencies to which the EPA delegates enforcement powers. Each state in which we operate also has its own laws and regulations governing the generation, collection and treatment of waste, including, in most cases, the design, operation, maintenance, closure and post-closure maintenance of landfills and other solid and hazardous waste management facilities.

         Energy Services

         Our energy-related activities in Europe (primarily the supply of thermal and independent energy) are subject to a European directive that establishes emission limits for sulfur dioxide, nitrogen oxides and dust and regulates the construction of combustion plants. Other existing directives require the implementation of national emission ceilings for certain atmospheric pollutants such as sulfur dioxide, nitrogen oxide and volatile organic compounds.

         The use of gas and other combustible material in France is subject in some instances to a domestic natural gas tax. Energy produced by a co-generation facility is exempt from this tax for a period of five years after the facility begins operations.

         In addition, Dalkia, in its capacity as an operator, must respect a number of environmental requirements at its sites of operation. In France, Dalkia must respect regulations based on a July 19, 1976 law and its implementing decrees relating to the environmental protection of designated installations by obtaining and renewing various permits and authorizations from regulatory authorities.

         In relation to controlling the risk of legionnaire's disease, the health ministry has recommended, since 1997, that health professionals and managers of establishments implement best practices for the maintenance of sanitary hot water networks, air climate systems and other installations at risk, these recommendations having since been extended to all establishments that receive the public. In connection with regulations relating to classified facilities for the protection of the environment, provisions relating to the control and maintenance of these facilities are strengthened each year, with new language specifying the obligations of owners and operators of facilities that use cooling towers (installations for the production of cool air, combustion or electricity).

         For large combustion installations (thermal output greater than 20 MW), new regulations were imposed in 2002 (for new installations) and in 2003 (for existing installations) with respect to emission limits, in application of European Union directive 2001/80/CE of October 23, 2001.

         With respect to its production of sanitary hot water, Dalkia is directly affected by European directive 98/83/CE, which addresses the quality of water destined for human consumption. 18 states, including France, believe that the directive applies to cold and to hot water and to all types of management systems for production and distribution.

         With respect to European Union directive 2003/87/CE of October 13, 2003 on quotas for the emission of greenhouse gases, our energy services have been affected and, for combustion installations of more than 20 MW, are part of the national plan for the allocation of quotas. Dalkia also has certain contractual obligations to limit greenhouse gas emissions. Finally, markets for the exchange of quotas provided for at the European level are already functioning in certain countries such as the United Kingdom.

         Transportation

         Our transportation service activities are subject to a number of national and European regulations and particularly European Union directives that limit emissions from petrol and diesel engines and require us to obtain certain permits.

         In the European Union, standards called "EURO" have been established for polluting emissions from thermal engines. All new vehicles currently constructed in the European Union are in compliance with "EURO 3" standards and Connex's networks are renewing their fleets with "EURO 3" vehicles. In 2005, a "EURO 4" standard will take effect with even stricter requirements for the reduction of polluting emissions.

         Further, Connex has made a commitment, in connection with our Environmental Management System, to lower its total emissions globally and to prepare for the new standards by testing and experimenting with emission reduction systems which will eventually be sold, thereby reaffirming its role as expert and consultant to client collectivities.

         Finally, Connex is subject to the environmental standards applicable to depots and garages whose activities may present a danger or inconvenience to the environment. For this reason, the majority of sites in France are subject to the regulations governing classified facilities for the protection of the environment, more generally in the form of a simple declaration.

         Environmental Policies

         We strive to contribute to the enhancement of quality of life where we operate. As the leading provider of environmental management services in the world, we have placed the challenges of sustainable development at the heart of our strategy. To this end, we do not focus only on the preservation of the environment and the protection of natural resources, but also assume our economic and social responsibilities, particularly at a local level where we are committed to stimulating progress. Our environmental policies are described in our "2003 Report for Sustainable Development" that our company has published.

         Preserving ecological balances

         Whether through the limitation of water evaporation, the enhancement of the quality of our waste, the use of alternative energies in our heating operations, the recovery and treatment of biogas emissions at our landfills or the use of low-emission fuels in our fleet of public or private transport vehicles, we have risen to the challenge of the main environmental problems currently affecting our planet by applying our know-how, technological capabilities and research potential to these problems. We contribute to the enhancement of quality of life and sanitary conditions of local populations in our day-to-day operations. For example, by supplying potable water to impoverished areas we help to reduce infant mortality. In developed countries we have implemented plans to protect against the risk of the presence of legionella in public or industrial facilities, thereby improving public sanitation.

         Preserving economic and social balances

         We also consider the economic and social factors that underlie the course of development in the countries in which we operate, and we work to develop solutions that are adapted to local constraints and know-how transfers. For example, we have developed integration strategies in Shanghai, Prague and Gabon, that have allowed our local employees to better understand the challenges in the provision of water services. We give preference to a partnership approach with non-governmental organizations (NGOs), local authorities and associations in the implementation of action plans for the population of emerging countries, which permits the development of model plans that can be reproduced. In each of our projects, we seek to create a beneficial and educational dimension for the improvement of public health and the protection of the environment.

         For example, in Tangiers and Tetouan, Morocco, bus-agencies have been set up to go out to the inhabitants of poor areas in order to best address their expectations (information on water quality, administrative formalities, subscription procedures, complaints). At the same time, in order to facilitate access for all to water and sewage services, a policy for service pipelines was developed which, in particular, enables inhabitants to spread out over several years their payment for their service pipeline connection. In this context, Veolia Water relies on its Waterdev network which combines some fifty correspondents established worldwide. Acting in tandem with Water Force's activities (Veolia Water's urgent humanitarian intervention group), Waterdev is the expression of our will to go beyond urgent conditions and enter into developmental activities. Its purpose is to share experiences and to imagine, in partnership with public players, representatives from non-profit organizations and NGOs, solutions which will facilitate local public access for all to water and sewage services in the poor areas of the large cities.

         In 2003, we participated in a partnership to protect the Antarctic region by signing a cooperation agreement with Institut Paul Emile Victor
(IPEV), an entity that manages the French presence on this continent. This agreement, signed on July 10, 2003, relates to the analysis of the environmental impact of research bases on polar environments. It confirms our willingness to engage in sustainable development, particularly in this part of the world. It also supplements partnerships signed with Australian organizations in October 2001 and Chilean organizations in October 2002 that related to, among other matters, waste management and the prevention of water shortages.

         The Veolia Environnement Institute: a prospective tool for the environment and sustainable development

         Human management of the environment represents a major challenge that requires the mobilization of a large number of resources, the support of the public at large and close cooperation among international, national and local participants. To address this challenge, we created the Veolia Environnement Institute, or VEI, in 2001 to encourage prospective reflection on a number of issues relating to sustainable development, as well as to progressively shed light on the principal trends that will influence the provision of environmental management services over the next decade.

         Through its Prospects Committee, which is exclusively composed of individuals of international reputation and standing, VEI benefits from the contribution of leading external expertise on different key subjects (including public health, economy and human sciences) while maintaining a presence in the daily realities of our company's different activities. This dual capability represents both the originality and the strength of VEI, which intends to be at the heart of the main environmental debates and issues of the 21st century. The main themes to be considered by VEI in 2004, which are defined by the members of the Prospects Committee, will include sanitation, the fight against the greenhouse effect, urban development and major sociological developments. The work of VEI should permit the creation of a platform for dialogue and exchanges on the main environmental, social and economic issues facing the public in the near future.

         As of the date hereof, the members of VEI's Prospects Committee are:
Amartya Sen (India), economist, winner of the Nobel Prize for Economics in 1998, professor of political economics and economics at Lamont University and professor of philosophy at Harvard University; Helene Ahrweiler, historian, president of the University of Europe and an expert for UNESCO on human and social sciences; Philippe Kourilsky, biologist, President of the Pasteur Institute in Paris, France, Director of Research at the Centre nationale de recherche scientifique (CNRS) and professor at the College de France; Pierre-Marc Johnson (Canada), attorney, ex-prime minister of Quebec, Canada, and expert on environmental matters; and Harvey Fineberg (USA), President of the Institute of Medicine of the United States.

         Environmental Compliance

         As a specialist in environmental management services, we are concerned about the environmental consequences of each of our activities, both in France and worldwide. In this respect, we consistently endeavor to comply with applicable regulations, to meet the needs and requests of our clients and to optimize the techniques we implement. To illustrate our commitment, we highlight below some of the more significant environmental actions that we have undertaken regardless of any regulatory or contractual obligation to do so. For a more detailed description of our environmental compliance and activities, we refer you to our "2003 Report for Sustainable Development," which provides greater detail regarding our policy and actions in this respect.

         Use and Protection of Natural Resources

         Water Resources

         We preserve water resources by working to prevent wasteful usage in our own installations and in those of our clients. In this respect, the continued implementation of our Environmental Management System provides, in particular, for the monitoring of water consumption in all of our activities. Our current action plan reflects two primary concerns: leaks in cold water distribution networks (raw or treated) and leaks in domestic hot water production networks. Our industrial water consumption, excluding Dalkia, amounted to 259 million cubic meters in 2002 and 232 million cubic meters in 2003.

         Climatic developments in certain regions of the world heighten stresses on water resources. We study and promote techniques through which alternative resources are used, such as the production of drinking water by desalination of seawater and production of water for industry or farm irrigation by recycling wastewater. These developments are done strictly in association with local authorities, regulatory proceedings and the scientific community.

         We also take measures to avoid polluting water resources. For example, 87% of our landfills are equipped with treatment stations for water that percolates through stored waste. In addition, our wastewater treatment efficiency, measured at biological treatment stations with a capacity greater than 50,000 EH, reached 92% in 2003.

         Energy - Energy efficiency and the use of renewable energies

         We contribute to the reduction of energy consumption. Dalkia optimizes energy management for close to 75,000 sites in the world, from municipal heating networks to public housing, commercial or industrial building boilers. Optimizing the energy efficiency of such thermal installations relies upon the quality of their operations and maintenance, as well as upon their modernization.

         Dalkia's strong growth emphasizes the use of heating networks that offer optimized energy performances by concentrating production on a single site and involving co-generation. Efforts in this field include all of our activities. We are not only developing the use of renewable energies, like biomass and solar energy (Dalkia), but we are also capturing energy from incineration factories and biogas from landfills (Onyx).

         Connex has set as an objective for 2005 the provision of environmental performance training to 90% of its public transport drivers during the first five years of their careers. This training effort enables us not only to enhance passengers' comfort and limit polluting emissions, but also to achieve significant fuel economy. In 2003, 55% of our employees participated in training activities.

         Our total energy consumption amounted to 94 million MWh in 2003.

         Use of soils

         In 2003, we integrated all activities relating to the treatment and recovery of sludge in a municipal entity (SEDE Environment). This integration allows us to have a global vision and to integrate options for sludge management, and, in particular, to optimize its agricultural recovery.

         In this way we have pursued our efforts to control the quality of waste in the sewage networks and acted to enhance the quality of sludge produced by implementing pollutant controls in our wastewater treatment networks (through our Actipol method). Veolia Water has finalized a reference and certification system defining the applicable requirements for a sewage system for the production of quality sludge to be used as compost. As a second step, we promote the agricultural recovery of sludge through composting and engage an independent certifying body to audit our composting and agricultural recovery networks. This recovery is done in conjunction with the agricultural recovery of the fraction usable for fertilization from household waste.

         We produced 804,000 tons of compost in 2003, 43% of which was eligible to be used in agricultural activities.

         We have initiated a quality enhancement program for organic matter produced from organic waste and a program to evaluate their agronomic impact (the Quali-Agro program led by CREED - center for research on waste energy services) in coordination with the INRA. We are also active in the recovery of polluted soils. Relying on several processes, including thermal absorption, we process almost all of the pollutants present in the soil at industrial sites.

         Air Pollution

         We control our emission of greenhouse gases and we are implementing an action plan to improve the energy performance of these services. In addition to the implementation of the energy efficiency policy described above, this action plan provides, in particular, for our active participation in the flexibility mechanisms provided for by the Kyoto protocol and currently being prepared at the European and national level. Our direct emissions of greenhouse gases (including biogas from landfills) reached the equivalent of 30 million tons of carbon dioxide in 2003.

         The evaluation of the production and emission of methane (CH4) gas in landfills is particularly uncertain (to date there exist many national and international methods.) We participate in studies to develop and bring consistency to the different methods, notably in the context of the "Greenhouse Gases" protocol developed by international authorities. We contribute to the reduction of CH4 emissions by setting-up biogas capture, burning and energy recovery systems in specialized technical landfills. Currently, 114 of our landfills are equipped with biogas collection and treatment systems.

         Installations that we operate mainly emit sulfur and nitrogen oxides (SOx and NOx), carbon monoxide (CO), volatile organic compounds and dust. The method of calculating emissions of SOx from waste incineration units (hazardous and non-hazardous) was improved in 2003 and allowed us to estimate that these emissions amounted to approximately 155 grams per ton of incinerated waste in 2003. We are working towards the development of an indicator for NOx emissions. For example, Connex, in partnership with ADEME, is pursuing a study to identify and assess the market systems capable of reducing the NOx emissions of its buses and coaches.

         We attempt to reduce our emissions, in addition to complying with regulatory standards, by:

          o enhancing air pollution treatment and developing more effective treatment technologies, including to treat smoke from our waste incineration units and enhance the quality of emissions of our transport vehicles, and

          o reducing consumption and favoring the use of clean fuels, such as fuel oil or low sulfur coal, natural gas, natural gas for combustion installations or vehicles, and electric or dual-mode vehicles.

         We have developed a semi-continuous method to monitor emissions of dioxins during waste incineration, allowing for control of the aggregate flow of such pollutants emitted throughout the year. We offer this reliable and efficient measurement technique to all of our clients.

         Noise and Odors

         We have developed new treatment and storage techniques for odors, particularly in wastewater treatment plants and landfills for household waste. We also use new, more silent, technologies in some of our installations, including special wall coatings, sound traps and exhaust gas exit silencers for cogeneration installations or transport vehicles.

         Waste

         The permanent increase in waste quantities around the world presents major risks for the environment. We strive to develop every aspect of the waste management business that enable us to limit such risks, including the reduction of the sources of waste, waste collection and processing, selective sorting, waste recycling and waste-to-energy recovery. Our efforts also address the waste produced by our own activities, such as residues from combustion, residues from smoke purification, treated sludge and water that percolates through waste at landfills.

         Preserving biological balance, natural environments and protected species

         In France, numerous activities fall under the control of either the ICPE (facilities classified for environmental protection) or its equivalent. Therefore, all business development is conducted in connection with the realization of environmental impact studies concerning very precise facets of flora and fauna. The control of these impacts therefore comprises a constant preoccupation for our different business operations (waste treatment, decontamination stations, combustion facilities, railway depositories, etc.) In addition, our researchers closely follow the evolution of scientific debates on biodiversity in order to be able to identify the most pertinent indicators in our areas of activity.

         In addition to complying with regulatory standards and recommendations, we invest and take specific measures to protect the environment, in particular through our research and development activities conducted at Anjou Recherche, CREED and Eurolum, and our training efforts conducted through the IEU.

         Evaluation or certification regarding the environment

         Our activities have been subject to environmental certification, both external (ISO) and internal, for a long time. The number of our ISO 14001 certified sites has increased continuously since 1999. In addition, we seek to achieve the targets set by our Environmental Management System for all of our installations, which lead, subject to the circumstances of each of the entities concerned, to the general application of the ISO 14001 certification standards. We currently have 384 sites covered by an ISO 14001 certification.

         Compliance with applicable legal and regulatory provisions

         Our Environmental Management System includes, among other things, an audit program that allows us to monitor our sites' regulatory compliance. We have defined a general framework to ensure consistency of the audit systems developed by our divisions, and each of our divisions remains responsible for the definition and implementation of its own system. Our goal is to conduct audits for 80% of priority sites by 2005 and 100% by 2008. Priority sites are potable water production sites and urban treatment stations, waste treatment sites, Dalkia's classified installations and several of Connex's transportation centers. As of December 31, 2003, 36% of our primary facilities were subject to a regulatory compliance audit. These facilities are the most sensitive to environmental impacts.

         Expenses incurred to preserve the environment

         Our capital expenditures amounted to (euro)2.456 billion in 2003, which includes not only investments of a contractual nature, but also expenses incurred for research and development, employee training, our certification program and the implementation of our Environmental Management System.

         Prevention of environmental risks

         In addition to the measures described above to reduce environmental risks, we have established an Environmental Department. This department ensures that the objectives and actions of our divisions are consistent, particularly in connection with the implementation of the Environmental Management System, and encourages information sharing and best practices. It leads an environmental committee, composed of representatives of all of our divisions and departments (particularly our sustainable development, legal and communication departments). In addition, together with our chief executive officer, the coordination committee for the evaluation and prevention of risks, or CEPR, participates in the identification of our principal risks, their hierarchy and the modeling of protection mechanisms, in order to progressively disseminate such knowledge to the entire group. One of three specialized sub-committees of the CEPR is specifically in charge of industrial, environmental and health risks. See "Quantitative And Qualitative Disclosures About Market Risk--Ethics, Vigilance and Risk Management--Coordination committee for the evaluation and prevention of risks" for a description of the CEPR.

         We have also established crisis management procedures that also cover environmental crisis management, including, in particular, on-call and alarm systems at national and international levels, that would allow any necessary measures to be taken as soon as possible.

         Reserves and guarantees for environmental risks

         As of December 31, 2003, our accrued reserves for site remediation amounted to (euro)323 million.

         Indemnities and damages paid in 2003 for environmental claims pursuant to court orders

         As of December 31, 2003, our accrued reserves for litigation ended in 2003 (including all types of claims and disputes) amounted to (euro)118 million.

         International environmental targets

         We apply our Environment Management System, as described above, to all our subsidiaries worldwide.

Intellectual Property

         We currently own a significant number of patents and trademarks in France, the United States and other countries around the world that are of value to our business. However, we believe that the diversity of our patents and trademarks does not make any of our activities dependent on any one of these patents or trademarks individually.

Marketing

         We market our products and services primarily by taking advantage of our reputation and know-how and by continuously offering to provide a more comprehensive range of environmental services to existing clients. We analyze the environmental service needs of prospective and existing industrial and commercial customers and demonstrate to them how our services could improve the efficiency of their operations. The marketing efforts we direct toward public authorities come primarily in the form of bids we submit in connection with competitive procedures for contracts to provide services. See "-- Contracts." For more information regarding marketing efforts by each of our business segments, see "-- Our Services."

Seasonality

         Because of the diverse nature of our operations and our worldwide presence, our business is typically not subject to material seasonal variations. Our results are only slightly affected globally, with the exception of Dalkia, which realizes the bulk of its operating results in the first and fourth quarters of the year, corresponding to periods in which heating is used in Europe.

Raw Materials

         We purchase raw materials on a worldwide basis from numerous suppliers. We seek to accumulate and maintain a reserve inventory of raw materials and supplies, qualify new suppliers, and develop production processes in our own facilities. We undertake to secure strategic materials through medium-term and long-term contracts. We have not experienced difficulties in obtaining sufficient amounts of raw materials and supplies in recent years and we do not have any reason to anticipate any material difficulties in the future. The price of raw materials and supplies may vary substantially, particularly the price of energy, which is a significant raw material for us. Energy prices have increased recently, and we cannot anticipate the evolution of these prices in the future. Our operations historically have not been, and are not expected to be in the future, materially affected in the long-term by changes in the price or availability of energy or other raw materials, as our contracts typically contain price adjustment and/or indexing provisions designed to compensate us for increases in the cost of providing our services. Such provisions include indexing clauses that take into account the variation of certain parameters, review clauses in the case of a rise in certain parameters above a given level, hardship clauses (unforeseeable changes due to extraordinary circumstances) or re-equilibrium clauses.

Insurance

         Background and Insurance Procurement Policy

         Insurance renewals as of January 1, 2003 were affected by the continuation of trends from previous years: (i) a decrease in the number of insurers willing to insure at economically competitive terms the risks of large companies (damage catastrophic risk, fortuitous pollution risk and circulation risk for public passenger transportation), (ii) an increase in the insurance premiums for property damage and lost profits, limited by the fact that we decided, beginning in 2003, to accept higher deductibles and (iii) the maintenance by insurers of high deductibles and of coverage only for specified risks.

         Our insurance coverage for lost profits and damages, general civil liability, officer and director liability and environmental liability has been renewed at essentially the same amounts and coverage as in the prior year.

         In light of the development of the insurance market, we have adopted a new policy to be implemented in 2004 and 2005, consisting of the following:

          o formalizing through two "risk management" and "insurance coverage" charters the roles and responsibilities of our company, our divisions and our operational units (in particular, the risk management charter organizes our efforts to identify and prevent risks),

          o reinforcing our efforts to identify, prevent and protect against risks while developing a rating system for our "property damage and lost profits" risk profile for our most important facilities,

          o reinforcing our information processing system for the insurance and reinsurance markets,

          o introducing competition, in particular in coverage for property damage and consequential financial damages,

          o renegotiating the terms of our general and pollution liability coverage, and

          o extending the adoption of our coverage to the greatest number of subsidiaries.

         In connection with high frequency risks of low to moderate severity, we have been covered since the end of December 2003 by our own insurance company, Codeve, whose activities began on January 1, 2004. This insurance company, whose registered office is in Ireland, was approved by Irish authorities on December 24, 2003.

         Our policy for insurance policies for all of our operating divisions consists of:

          o maintaining common insurance policies to establish a coherent approach towards the transfer of risk and purchasing coverage so as to maximize economies of scale, while taking into account the specificities of our businesses and legal or contractual constraints; and

          o optimizing the thresholds and the means to access the insurance or reinsurance markets through a consolidated reinsurance company with appropriate retention levels determined on the basis of the divisions' knowledge of their risks and prior accident claim history and an evaluation of the costs and coverage proposed by insurers, as well as contractual obligations that may require our subsidiaries to retain contracts with limited deductibles.

         The implementation of our insurance procurement policy in 2003 also took into account the extent and willingness of insurers to insure our activities, the available capacity in the insurance and reinsurance markets, the premiums proposed in relation to the scope of the coverage offered, exclusions, limits and sub-limits and deductibles. We generally only purchase insurance policies from insurers and reinsurers who have at least an "A" credit rating.

         Main Insurance Policies

         Casualty

         As of January 1, 2003, on the Bermuda market, we have entered into an additional 18-month insurance policy that provides coverage for up to US $400 million per insurable event. It provides coverage for all of our subsidiaries in amount over and above US $50 million.

         In addition, an underlying agreement insures our U.S. and Canadian subsidiaries. We are insured up to (euro)50 million per claim with an annual ceiling of (euro)100 million. Our subsidiaries outside the United States and Canada are insured above local policies for claims exceeding (euro)1.5 million, except for railroad activities ((euro)30 million), sea transportation and Veolia Water ((euro)10 million).

         We also maintain various environmental damage liability insurance policies that provide coverage to our subsidiaries with annual limits ranging from US $5 million to US $50 million per claim. Our excess general liability policies described above also cover third party claims resulting from sudden and accidental events.

         Property Damages and Business Interruption Policies

         All of our divisions maintain property damage insurance policies to cover assets that we own as well as those for which we have contractual obligation to insure. Some policies provide either "business interruption" coverage or "additional cost of working" coverage depending on our subsidiaries' exposure and their capacity to use internal or external solutions to ensure service continuity. These policies contain standard market terms. The level of premiums, deductibles and sub-limits for exceptional socio-political or natural events reflects the terms proposed, or sometimes imposed, by insurers in the markets in which the risk is underwritten. We have obtained an excess coverage policy to cover several identified locations whose exposure exceeds (euro)100 million. During 2003, we did not present any claims in excess of (euro)10 million.

         Other Insurance Policies

         In light of the difficulties encountered in the insurance market, we cover motor liability risks relating to the vehicles used in our activities (such as passenger transportation or collection of hazardous and non-hazardous waste) through deductibles or reserves accrued per event from (euro)150,000 to
(euro)1 million. Depending on the country, collateral may be required, including sureties or letters of credit.

         Construction projects are insured through construction all-risk policies either by the main contractor or the operating company.

         Self-Insurance and Deductibles

         For any insured claim or loss, we remain liable for the deductible amount. Our deductibles for large risks range from (euro)100,000 to (euro)1 million, while the main deductible under our general liability policy is between
(euro)30,000 and US$2 million.

         Our consolidated reinsurance subsidiary has underwritten an underlying contract for (euro)1.5 million for civil liability claims, (euro)5 million per event for property damage and consequential financial losses, as well as a portion of our property damage coverage and general liability policies with French insurers.

         We have also obtained loss coverage to cover 100% of the quoted acceptances, so that we are benefiting from the strong gap in prices between the insurance and reinsurance market. The underlying retained coverage for property damage insurance ((euro)5 million per event), and civil liability insurance ((euro)1.5 million per claim) is protected by a guarantee equal to 95.3% of
(euro)2 million per claim occurring after the exhaustion of the (euro)12.5 million total annual claims limit borne by the reinsurance company, which is triggered by claims greater than (euro)3 million in damages and (euro)300,000 in civil liability.

                            Organizational Structure

         Our company is divided into four operating divisions corresponding to each of our four business segments and a number of centralized corporate departments that lead and coordinate the actions of teams present in each of the four operating divisions. We believe that this organizational structure encourages the coherent development of our group by reinforcing its identity, maintaining solidarity and cohesion, favoring economies of scale and encouraging professionalism through the sharing of best practices.

         See "-- History and Development of the Company" for a description of the history of the creation of our organizational structure.

                         Property, Plants and Equipment

         We rent a building located at 36/38, avenue Kleber, 75116, Paris, France that we use as our corporate headquarters. Our and our divisions' senior management have maintained their offices in this building since May 2002, where certain central functions are performed.

         Our real properties are relatively limited. Many buildings and installations that we use do not belong to us. Very often, service contracts are performed through use of buildings or installations belonging to the client. We may also lease properties. Even when we have legal ownership, we may not have the right to dispose of such real property due to contractual provisions which obligate us to transfer these assets to the client or another successor at the end of a contract.

         However, we are sometimes the full owner of real property, including industrial installations, in particular for activities undertaken outside global contracts. In our waste management division, for example, we may own CSDUs (storage centers for ultimate waste), and in our energy services division, we may own co-generation plants.

                            Research and Development

         Demographic dynamism of developing countries, aging of the population of developed countries, urbanization of the planet, growing requirements of standards regarding environment and health: all of these changes require that we make continuous efforts to adapt our know-how.

         The capacity to innovate is more than ever a priority for us, to which we devote greater resources in all segments of our business. All of our research and development activities, coordinated by the Research, Development and Technology Department, represented, in 2003, almost 600 persons worldwide for a budget of (euro)95 million.

         The mission of researchers is to design new processes and services that correspond as closely as possible to client requirements, while paying constant attention to technical, economic, environmental and sanitary performance. Preservation of our technological advances also occurs through the constant improvement of our operational performances. Research and development efforts conducted in this regard enable us to extend our offer and to reduce our cost of services.

         Three main research centers, organized in technical experience poles, exist in France:

          o Creed, situated in Limay, with branches in the United Kingdom and Australia, focuses on waste treatment technologies (incineration, co-incineration, CET, etc.), on material recovery and on optimization of services in the field of energy, including by resorting to alternative (fuel cells and wood channels) or renewable energies (solar sensors).

          o Eurolum deals with matters relating to information systems (both for the operator and for the traveling client), innovative transportation systems (transportation on demand, for example), vehicles and clean fuels, infrastructures, logistics and monetics.

          o Anjou Research, based in Maisons-Laffitte, is the historical research center of Compagnie Generale des Eaux. Its work mainly relates to water themes (from production to distribution of drinking water) and purification (urban and industrial wastewater treatment, odor treatment). It moreover includes an expertise center on membranes.

         We established an international research and development correspondent network in 2003 in order to supplement the work of our research centers. This new network will enable us to identify and analyze specific local needs in terms of technical development and innovation, and will constitute the interface between our research department and local universities and research bodies. It will also aid in the circulation of work conducted by our research department throughout the world.

         Technical "support" functions such as health, technological information, environmental management, defense of intellectual property and the network of analytical laboratories are regrouped within our Research, Development and Technology Department, which also coordinates divisions such as our Health Department. The Health Department uses its experience to assist in the definition and completion of our research programs. It identifies emerging sanitary dangers and establishes sanitary indicators. It also conducts work aimed at achieving better command over the risk of legionnaire's disease. Finally, the Health Department constitutes a recognized interlocutor for bodies such as Institut de Veille Sanitaire, Direction Generale de la Sante, AFSSE or INSERM. In the health and sanitary safety field, we find answers to the new risks we face by developing tools and techniques of prevention, analysis and, occasionally, specific curative treatments.

         Our research and development department also concentrates on the protection of the environment. The environmental department assesses environmental impact in connection with our research centers and operators and steers our Environmental Management System. It prepares the follow-up, monitoring and reporting procedures of our environmental data and brings its methodological support in preparing our commercial offers. It also carries out all required technical, competition and regulatory monitoring.

         In the energy field, beyond works aimed at improving the performance of installations, research and development activities were conducted to develop tools to enable Dalkia to adapt to new market conditions. The perfecting and development, in 2003, of a collector of gas physical properties will enable us, for example, to control our gas purchases in the context of deregulated markets. Moreover, our research teams are still exploring the possibilities offered by technological breaks such as fuel cells and their potential application to our businesses.

         In the field of waste management, the Research & Development Department's work on subsurface containment centers (or "bioreactors") is carried out in France, Australia and the United States. Our teams are seeking to optimize, on site, the conditions of waste fermentation by a re-circulation of leachates. The research effort moreover related, in 2003, to the improvement of working and safety conditions in sorting centers. The program resulted in preparing technical and ergonomic recommendations applicable to existing centers and in specific recommendations for the design of future installations.

         In the transportation field, the logistics program, consisting of making available to itinerant agents of the divisions innovative technologies (permanent geo-localization and built-in computer systems) is also a source of efficiency in organizing work, generating a better client service and, in the future, generating a source of savings for all the parties taking part in such service. In the context of the struggle against air pollution, other types of works are conducted, for example on the optimization of the operation of electric buses, on experiments of carpooling and self-service vehicles.

         In the water field, the research effort devoted to protection of resources is particularly important. 30 researchers and five universities are associated in the context of the Bankfiltration program carried out from the KompetenzZentrum Wasser of Berlin, aimed at controlling the whole water cycle, including ground water. Other works conducted in Australia on injection of groundwater in aquifer supplement the experience in such field while extending the technology range offered by the group. In the field of drinking water production, the programs also relate to the optimization of the treatment processes and, in particular, membranous technologies.

         In the wastewater treatment field, the network and pollution control plant modeling works have enabled the development of real-time management tools for wastewater treatment systems. Regarding purification of sludge, the works on agronomic valuation are carried on in tandem with the development (in particular by their industrialization) of new processes such as Biothelys, which reduces the amounts of sludge, Saphyr, which sanitizes and reduces odors and Pyromix, which co-incinerates sludge and household waste.

         The perfecting of tools to assist operations also constitutes a significant part of our research and development efforts. Efforts relate to all type of operations (networks, plants, tanks, stations, etc.) and all fields: water, wastewater treatment, waste management, transportation and energy. The recent developments made with the help of artificial intelligence (neural networks, fuzzy logic, genetic algorithms, etc.) enable us to foresee valuable uses, in particular for the advanced conduct of processes. They should lead to a range of functions enabling us to anticipate incidents, to define automatic instructions and to prepare more adjusted maintenance programs.

         At each step of the research process, researchers implement sophisticated tools, such as digital fluid mechanisms, for example. Such technology enables researchers to simulate the running of works (plants and networks) and to test scenarios to improve their efficiency. It is also very useful in the context of research programs: by permitting the simulation of the greatest number of scenarios, over a shorter period, such software enables the optimization of test protocols for the development of a process.

         Our researchers take part in European research programs (involvement in the LIFE and PCRD projects in particular) and build up a strong network of fruitful relations with numerous industrial, university and institutional partners. Such partnerships allow us to achieve operating developments that expand our service offerings and to anticipate required technical improvements.

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion of our operations should be read together with our consolidated financial statements and related notes included elsewhere in this report. The following discussion contains forward-looking statements that involve risks and uncertainties, including, but not limited to, those described under "Risk Factors." Our results may differ materially from those anticipated in the forward-looking statements. See "Forward-Looking Statements" at the beginning of this document for a more detailed discussion of the risks and uncertainties to which our results and financial condition are subject.

                                    OVERVIEW

Major Developments in 2003

         Overview

         During 2003, we continued to pursue our strategy in each of our businesses, seeking to develop our businesses in selected geographic regions and achieve growth in both our municipal and industrial markets, improve the control of our costs and the selectivity of our investments based on strict criteria and implement a dynamic approach in respect of our asset portfolio. The main highlights of our activities in 2003 were:

          o continued growth and improvement in the operating performance of our water (other than in the United States), waste management and energy services activities, as well as the decline in the profitability of our transportation activities, which were affected by the state of the United Kingdom public transportation market;

          o our decision to reorganize our water activities in the United States to regroup our strategic operations and divest our non-core activities in this market;

          o the effect of divestments completed in 2002 and 2003 and fluctuations in exchange rates in 2003 on our results of operations; and

          o the improved management of our investments and working capital, which contributed significantly to the reduction of our net financial debt from (euro)13.1 billion at December 31, 2002 to
               (euro)11.8 billion at December 31, 2003.

         Developments Relating to Our Business

         In the context of our strict investment policy, we won a number of significant contracts in 2003 including, among others, contracts relating to:

          o the production and distribution of potable water and the treatment of wastewater in the Shenzhen valley in China for 50 years, with estimated total revenue attributable to our company of (euro)8.5 billion,

          o the operation of the landfill serving the city of Laogang in China for 20 years, with estimated total revenue of (euro)330 million (though we account for our equity interest in the operator of the landfill under the equity method as from January 1, 2004),

          o the operation of the railroad lines from Hamburg to Westerland, in Germany, for 10 years (with estimated total revenue of (euro)500 million) and those between Magdeburg and the Harz mountains, in Germany, for 12 years (with estimated total revenue of (euro)400 million), with operations set to begin in 2005, and

          o the operation of the co-generation unit of Cartiere Paolo Pigna's factory in Alzano Lombardo, Italy, for 12 years, with estimated total revenue of (euro)413 million.

         In addition, we continued to implement our policy of selective acquisitions of companies operating in our strategic markets. In 2003, we acquired Giglio, an Italian energy services provider, for (euro)32.9 million. We also obtained the renewal of our water distribution contract with the city of Metz, France, and our contract to operate a regional railroad line in the United Kingdom was terminated by the public authority in charge of overseeing the contract.

         Strategic Review of Our North American Water Assets

         Because of the evolution of our water activities in the United States during the first half of 2003, our management, at the time of the presentation of our results for the first half of 2003, announced our decision to reorganize these activities and revalue certain activities no longer considered strategic by our company in view of their divestment. The most significant factors that our management noted in our water markets in the United States during the first half of 2003 were the following:

          o our water equipment markets did not experience the turnaround we had anticipated and the profitability of our equipment sales business did not improve as expected, but rather continued to decline, reaching a historical low in the first half of 2003. Although customer orders in this business are subject to a degree of seasonality, our backlog in the industrial sector did not allow us to envision a quick turnaround of our profitability in this market, compounded by an expected increase in competition for orders due to the arrival of new competitors in this market;

          o the limited potential for large municipal outsourcing contracts in the United States, though our belief in the medium- to long-term potential of this market remains unchanged. In this context, the announcement made by one of our main competitors to withdraw from a large contract and redefine its scope of operations with a view to decreasing its presence in this market had an adverse effect on the short-term prospects of this market; and

          o the continued absence of any synergies between our "Consumer & Commercial" activities with the rest of our activities.

         In light of this analysis, we undertook a strategic review of our North American water assets and decided to:

          o reorganize our "Water & Wastewater" activities by regrouping our long-term contracts, our engineering and construction activities and several activities related to essential processes under "outsourcing--long-term contracts." These activities are very similar to our other concession and outsourcing activities in both the municipal and industrial markets;

          o regroup our equipment and technology sales activities and related services under "Equipment--short-term contracts," with a view to divesting this unit; and

          o    divest our "Consumer & Commercial" activities.

         In connection with the reorganization and contemplated divestments, we decided to restate the carrying value of these assets to our best estimate of their fair market value as of June 30, 2003. To this end, we undertook a review of the enterprise value of these activities on the basis of comparable multiples used by other listed companies in our markets and in recent transactions. As a result of this review, we recorded in the first half of 2003 a (euro)2.2 billion write-down in the carrying value of USFilter, without taking into account the potential impact of fluctuations in exchange rates on the contemplated divestments. This write-down consisted of a write-off of goodwill recorded in connection with the acquisition of USFilter of US$1.64 billion, an impairment charge of US$0.74 billion relating to trademarks (which are intangible assets with an indefinite life) and a write-off of various other assets amounting in aggregate to US$0.12 million.

         We have commenced implementing our divestment plan relating to these assets. In this context, on December 31, 2003 we sold USFilter's Everpure subsidiary to Pentair Inc. for US$215 million. We also announced in February 2004 the sale of several parcels of real property (farm land) in California for US$77 million. We are in the process of finalizing the preparation for sale of the remaining activities in the "Equipments--short-term contracts" and "Consumer & Commercial" units of USFilter. We incurred charges in 2003 of (euro)67 million relating to the legal reorganization of these activities and their preparation for divestment, which were recorded as operating expenses in our consolidated financial statements.

         Termination of Our South Eastern License (United Kingdom)

         Following the decision announced by the UK Strategic Rail Authority
(SRA) in June 2003 to end all negotiations seeking to restore the financial equilibrium of the South Eastern license, the SRA took over all operations conducted under this license on November 8, 2003. As of this date, the SRA released us from any further financial obligation under this license. We incurred additional expenses of (euro)33.7 million in 2003 related to the termination of this license.

         Relationship with FCC

         On July 17, 2003 a new law was passed in Spain relating to the corporate governance of private Spanish companies (such as FCC's holding company), which, in particular, governs the provisions of shareholders' agreements relating to voting rights and transfers of shares. The scope and manner of implementation of this law remains unclear and there has not been any judicial or administrative interpretation of this law yet. Although this law had not had any effect on FCC's corporate governance and control as of December 31, 2003, we believe that this law may in the future have an impact on the contractual balance of the shareholders' agreement dated October 6, 1998 between our company and our partner in FCC's holding company, Ms. Esther Koplowitz.

         In addition, we and Ms. Koplowitz had a number of disagreements relating to the strategic development of FCC during 2003. To avoid creating a deadlock and in the interest of FCC's development, we proposed to Ms. Koplowitz several alternative ways to resolve our differences. Ms. Koplowitz, however, informed us in the third quarter of 2003 of her preference to formally commence negotiations to repurchase our interest in FCC. We accepted the principle of a sale of our interest in FCC to Ms. Koplowitz and have discussed various proposals with her. In this context, we informed the Spanish stock market authorities (Comision Nacional del Mercado de Valores) on March 1, 2004 of these negotiations and that, as of that date, we had not commenced negotiations to sell our interest in FCC to any other person. Although we have received expressions of interest from other persons relating to our stake in FCC, we are not currently in negotiations with any other party pending the outcome of our discussions with Ms. Koplowitz.

         Depending on the outcome of our discussions with Ms. Koplowitz, we may be required to change our method of accounting for our participation in FCC.

Presentation of Information in this Section

         Historical and Comparable Financial Information

         In order to provide a meaningful comparison of our operating performance in 2001, 2002 and 2003, we present our results on a comparable basis by excluding the impact of the implementation of our divestiture program in each of these periods and the fluctuation of currency exchange rates in 2002 and 2003. As a result, our comparable results in each of these periods exclude the results of businesses that were sold in 2002 and 2003 pursuant to our divestment program. The businesses sold in 2002 and 2003 relate mainly to our water activities and include USFilter's Filtration & Separation, Surface Preparation, Plymouth Products and Distribution divisions and our Bonna Sabla subsidiary in France. As of December 31, 2002, all of these businesses had been sold, except for USFilter's Surface Preparation division, which was sold in 2003. For purposes of the discussion of our results of operations on a comparable basis, however, the businesses sold in 2002 and 2003 do not include USFilter's Everpure business or several parcels of real property in the United States, all of which were sold at the end of 2003 following our strategic review of our North American water assets. See "--Major Developments in 2003--Strategic Review of Our North American Water Assets."

         In addition, our comparable results eliminate the effect of fluctuations in exchange rates on the later of the two periods presented. For example, our discussion of our results in 2002 compared to our results in 2001 include our actual results in 2001, while our results in 2002 have been adjusted to eliminate the effect of fluctuations in exchange rates. We have made a similar adjustment in our discussion of our results in 2003 compared to our results in 2002, where we present our actual results in 2002 and our adjusted results in 2003.

         The following table presents the main adjustments made to our historical revenue and operating income (loss) before amortization charges and restructuring costs (EBIT) in each of the periods under review to obtain comparable measures for these periods:

                                                                   Revenue                                EBIT
                                                ------------------------------------    --------------------------------
                                                                        (in millions of (euro))
                                                  2003           2002         2001        2003       2002        2001
                                                 --------      --------     --------     -------    -------      -------
Historical Information                           28,603.0      30,078.7     29,126.7     1,750.9    1,971.3      2,013.1
Impact of Exchange Rate Fluctuations              1,157.0         350.0           --        64.8       23.7           --
Businesses Sold in 2002 and 2003                  (184.8)     (2,006.0)    (2,614.0)       (2.3)    (124.0)      (200.0)
                                                 --------      --------     --------     -------    -------      -------
Comparable Information                           29,575.2      28,422.7     26,512.7     1,813.4    1,871.0      1,813.1
                                                 --------      --------     --------     -------    -------      -------

         The comparable financial information included in this report has not been audited and is not intended to be a substitute for, and should be read in conjunction with, our consolidated financial statements and related notes included elsewhere in this report.

         Definition of "organic" and "external" growth

         As used in this report, the term "organic growth" includes growth resulting from new contracts won and the expansion of existing contractual arrangements through increases in prices and/or volumes delivered. We also frequently offer, in the course of bidding on a contract, to acquire operating assets related to the performance of the contract. As a result, our organic growth also includes acquisitions of assets for dedicated use in a particular project or contract.

         The term "external growth" relates to growth resulting from acquisitions (net of disposals) of entities that hold multiple contracts and assets used in one or more markets.

         Changes in Accounting Methods and Presentation of Accounts

         In 2003, we made the following significant changes to our accounting methods and the presentation of our accounts under accounting principles generally accepted in France, or French GAAP:

          o We changed the method of depreciating certain operating assets in our waste management activities relating to "Urban Cleaning" and "Industrial Waste" in France. Until December 31, 2002, we depreciated these assets degressively over five years. As from January 1, 2003, we depreciate these assets on a straight-line basis over eight years to better reflect the useful life of these assets. This change in depreciation method contributed an additional (euro)25.6 million to our operating income (loss) before amortization charges and restructuring costs (EBIT) in 2003.

          o We increased the useful life of our co-generation facilities in our energy services division. Because we anticipate that these facilities will be in use for a longer period of time due to the evolution of the demand for electricity, the useful life of these assets for purposes of depreciation has been increased from 12 years to 24 years. This change, which became effective on July 1, 2003, contributed an additional (euro)7.5 million to our operating income (loss) before amortization charges and restructuring costs (EBIT) in 2003.

         Amortization of Goodwill and Intangible Assets with Indefinite Lives

         During the periods under review, we wrote-off or wrote-down the value of part of our goodwill and recorded amortization charges relating to our intangible assets with indefinite lives. Typically, we amortize the carrying value of our goodwill on a straight-line basis over period ranging from 20 to 40 years. We reassess, however, from time to time the carrying value of our goodwill if events or circumstances, external or internal, lead us to believe that a decrease in the fair value of our goodwill may occur. In these cases, we record a one-time write-off or write-down of the carrying value of our goodwill to bring it in line with our estimates of the fair value of this goodwill.

         In addition, we do not amortize the value of our intangible assets with indefinite lives, but rather reassess periodically the value of these assets, including the goodwill associated with these assets. If we determine that a decrease in value may occur, we record a one-time amortization or allowance on the basis of the intangible asset's fair market value.

         Impact of Migration to International Financial Reporting Standards
(IFRS)

         We launched a program in early 2003 to prepare our company for the change of the accounting principles applicable to our financial statements from French GAAP to International Financial Reporting Standards (IFRS). Pursuant to a decision adopted by the European Union, all European listed companies are required to adopt IFRS on January 1, 2005, with retroactive effect to January 1, 2004.

         In connection with our migration program, we created a steering committee composed of the principal financial officers of our group, which is chaired by our chief financial officer. This committee has designated a project leader and a project team composed of the main officers involved in our accounting and consolidation procedures, as well as several experts. The project team is currently analyzing the differences between French and US GAAP, on the one hand, and IFRS, on the other, on the basis of the IFRS published or proposed so far. This team is also analyzing the potential impact that the change to IFRS may have on our financial statements, particularly in respect of our balance sheet as of January 1, 2004. In addition, our group-wide manual of accounting principles and procedures has been rewritten to reflect IFRS. Finally, we have also begun implementing a training program in IFRS for our financial officers. We anticipate that approximately 1,500 of our employees will complete the IFRS training program by the end of the first half of 2004. We also expect to complement this program with the dissemination of information on IFRS to our non-financial officers.

         Our consolidation systems and procedures have been adapted to meet the specificities of the IFRS principles relating to consolidation. The definition of parameters for our accounts, whether actual or forecast, and our budgets have also been modified. These new systems, procedures and parameters will allow us to establish, at the appropriate time, interim accounts, forecasts and budgets in accordance with IFRS over the course of 2004.

         We are also taking advantage of the migration to IFRS to adapt our corporate structure with a view to causing, to the extent possible, "cash-generating units" to coincide, on an operational scale, with "business units." Our business units would be responsible for the preparation of their respective financial statements under IFRS and, to this end, would be provided with the required expertise.

         As of December 31, 2003, the IFRS norms were not yet finalized or definitive. The International Accounting Standards Board (IASB), which is responsible for issuing IFRS norms, has announced its commitment to publish the definitive IFRS norms by March 31, 2004. Moreover, because a significant part of our business is conducted under concession agreements with public authorities, we are also awaiting the conclusions of the International Financial Reporting Interpretations Committee (IFRIC) of the IASB relating to the accounting treatment of operations under concessions. In this respect, the IASB has created an international working group composed of Australian, British, French and Spanish experts that are currently analyzing the treatment of concessions under IFRS, but we are not aware of any official interpretation or guidance on this topic to date. The principles to be adopted on the accounting treatment of concessions relate mainly to, among others, the inclusion or not of operated assets on the operator's balance sheet, the possibility to account for assets by their component parts, the treatment of commitments made by operators to public authorities and the definition of the components of revenue and operating profit. As a result, in light of the fundamental importance of concessions to our business, we believe it is premature to reach a conclusion on the potential impact of IFRS on our business. If the IASB does not publish any interpretations or guidance on this topic prior to the change to IFRS, we will continue to apply the existing accounting principles to our operations conducted under concession agreements.

         As will be the case for most companies, the potential elimination of amortization of goodwill and the application of impairment tests to goodwill and certain intangible assets will likely have an effect on our results. In addition, the implementation of IAS 32 and 39 relating to financial instruments will undoubtedly impact our hedging and financing strategy.

         We believe that our actions to date enable us to adequately manage our migration to IFRS. We will provide investors with further, more detailed information as soon as available.

                              RESULTS OF OPERATIONS

Year ended December 31, 2003 compared to year ended December 31, 2002

         Revenue

         Overview

         We generated revenue of (euro)28.6 billion in 2003, a decline of 4.9% from revenue of (euro)30.1 billion in 2002. Excluding revenue from business sold in 2002 and 2003, revenue grew by 1.2% from (euro)28.1 billion in 2002 to
(euro)28.4 billion in 2003 and, at constant exchange rates, by 5.3% to
(euro)29.6 billion in 2003. The negative impact of exchange rate fluctuations, which amounted to (euro)1.2 billion in 2003, was mainly due to the depreciation of the dollar (which accounted for (euro)740 million) and, to a lesser extent, fluctuations in the British pound (which accounted for (euro)182 million) and several Latin-American currencies (which accounted for (euro)92 million). This increase in revenue is principally attributable to organic growth in 2003 of 5.6% on a comparable basis.

         The businesses sold in 2002 and 2003 generated revenue of (euro)184.8 million in 2003, compared to (euro)2.0 billion in 2002. The sharp decline in revenue contributed by these businesses is mainly attributable to the sale of most of these businesses over the course of 2002.

         The following table shows a breakdown of our revenue by division in France and elsewhere:


                                   France                     Outside France               Total
                           ------------------------    --------------------------    -------------------------
(in billions of(euro),
except for %)               2003      2002     %(2)      2003      2002     %(2)      2003      2002     %(2)
                           ------    ------   ------    ------   ------   ------     ------   ------   ------
Water                         6.1      6.2    (1.4%)       5.2      7.1   (26.3%)      11.3     13.3   (14.7%)
Waste Management              2.7      2.5      4.1%       3.3      3.6    (7.6%)       6.0      6.1    (2.7%)
Energy Services               2.9      3.0    (2.0%)       1.8      1.6      9.0%       4.7      4.6      1.8%
Transportation                1.3      1.3      6.2%       2.3      2.1      8.0%       3.6      3.4      7.3%
FCC(1)                          -        -         -       3.0      2.7     11.7%       3.0      2.7     11.7%
                          -------  -------             -------  -------             -------  -------
Total                        13.0     13.0      0.3%      15.6     17.1    (8.8%)      28.6     30.1    (4.9%)
                          =======  =======             =======  =======             =======  =======

-------------------------------------------
(1) Figures reflect a 49% share of FCC's revenue. Under French GAAP, we proportionally consolidate FCC based on our 49% interest in the holding company that controls it. See "--Overview--Major Developments in 2003--Relationship with FCC."
(2) Percentages are based on total figures and may not exactly correspond to the figures above due to rounding.

         Revenue generated in France remained stable at (euro)13.0 billion due mainly to the sale of Bonna Sabla at the end of 2002 and a decline in revenue generated by Dalkia's construction activities, which was offset by growth in all of our other activities. Revenue generated outside France declined by 8.8% to
(euro)15.6 billion in 2003 due mainly to the sales of USFilter's assets in 2002 and 2003 and the impact of fluctuations in exchange rates.

         The following table shows a breakdown of our revenue by division and by geographical regions outside of France:


                           -----------------------------------------------------------------------------------
                             Euro zone       Europe outside
(in billions of(euro))     outside France      euro zone         Americas     Rest of World      Total
                           --------------     -------------    ------------   -------------   ------------
                            2003     2002     2003     2002    2003    2002    2003   2002    2003    2002
                            ----     ----     ----     ----    ----    ----    ----   ----    ----    ----
Water                        1.1      1.1      0.9      1.2     2.2     3.7     1.0    1.1     5.2     7.1
Waste Management             0.3      0.2      1.2      1.3     1.4     1.6     0.5    0.5     3.3     3.6
Energy Services              0.8      0.6      0.9      0.9       -       -      --    0.1     1.8     1.6
Transportation               0.6      0.5      1.4      1.4     0.2     0.1     0.2    0.1     2.3     2.1
FCC(1)                       2.8      2.5       --      0.1     0.1     0.1       -      -     3.0     2.7
                            ----     ----     ----     ----    ----    ----    ----   ----    ----    ----
Total                        5.6      4.9      4.4      4.9     3.9     5.5     1.7    1.8    15.6    17.1
--------------------------------------------------------------------------------------------------------------

-------------------------------------------
(1) Figures reflect a 49% share of FCC's revenue. Under French GAAP, we proportionally consolidate FCC based on our 49% interest in the holding company that controls it. See "--Overview--Major Developments in 2003--Relationship with FCC."

         Revenue from the euro zone outside France increased by approximately 13.0% in 2003, principally due to strong growth in our transportation and energy services divisions and at FCC. Revenue from our energy services division in this region increased mainly as the result of the impact of the acquisitions of the DBU group in the Benelux region, FP2 in Ireland and Giglio in Italy in 2003. Growth in revenue from our transportation division in this region was primarily due to the commencement of operations under the EKO-Stahl contract in Germany and our ferry and taxi operations in the Netherlands. FCC's revenue increased principally due to demand in the construction market in Spain. Revenue from our water division in this region remained stable due to USFilter's activities in Germany.

         The 9% decline in revenue generated in Europe outside the euro zone countries was driven mainly by the impact of fluctuations in exchange rates, primarily relating to the British pound, and to lower revenues recorded by USFilter's U.K. activities, as well as the termination of our South Eastern transportation license in the United Kingdom on November 8, 2003.

         In the Americas, the decline in revenue is primarily attributable to the impact of fluctuations in exchange rates, the impact of the sale in 2002 and 2003 of businesses that were formerly operated by USFilter and the full-year impact of the non-renewal of our water contract in Puerto Rico on July 1, 2002, all of which more than offset the increase in revenue generated by our transportation activities in the United States due to the commencement of operations under our Boston contract.

         The decline in revenue in the rest of the world region in 2003 reflects primarily the impact of fluctuations in exchange rates and the sale of USFilter's operations in this region. Revenue in the Asia-Pacific region represented 56.4% of revenue in the rest of world region.

         Water

         Our water business generated revenue of (euro)11.3 billion in 2003, a decrease of 14.7% compared with 2002, which is mainly attributable to the sale of non-core businesses formerly operated by USFilter. Excluding revenue from businesses sold in 2002 and 2003, revenue from our water businesses declined by 1.2% to (euro)11.2 billion in 2003, mainly due to the impact of fluctuations in currency exchange rates (which represented a 4.7% decline in revenue) primarily related to the depreciation of the U.S. dollar. On a comparable basis, revenue from our water business grew by 3.7% in 2003, despite negative external growth of 0.3%. As a result, our water business recorded organic growth of 3.9% on a comparable basis, which is primarily attributable to the following:

          o In France, we experienced a 4.2% increase in revenue due mainly to the positive effects of the heat wave that struck the entire country in the summer of 2003;

          o Revenue recorded by USFilter grew by 4.6%, due mainly to the sharp increase in revenue from its services activities (which grew by 10% in 2003) due to the full-year impact of our Indianapolis contract, as well as a slight increase in revenue generated by its equipment sales activities. In Latin America, Proactiva, our joint venture with FCC, recorded revenue of
               (euro)34 million in 2003, compared to (euro)145 million in 2002, due to its decision to limit its water activities in this region upon the termination of several of its contracts; and

          o Outside France and the Americas, we experienced a 14% increase in revenue attributable to the impact of the commencement of operations under new contracts won in 2003 in Europe, North Africa and Asia, as well as growth in revenue generated under our existing contract portfolio.

         The increase in revenue experienced in all of our regions was partially offset, however, by an 8.4% decline in revenue recorded by Veolia Water Systems that resulted mainly from the implementation of our policy of increased selectivity of our engineering and construction projects.

         Waste Management

         Our waste management segment recorded revenue of (euro)6.0 billion in 2003, a decrease of 2.7% compared to 2002, reflecting primarily a 6.9% decline in revenue attributable to the impact of fluctuations in currency exchange rates, resulting primarily from the depreciation of the U.S. dollar, which was only partially offset by organic growth of 4.1% and external growth of 0.2%. Organic growth in our waste management business on a comparable basis is primarily attributable to the following:

          o In France, our waste management revenue increased by almost 4%, reflecting primarily growth recorded in our industrial waste and incineration activities; and

          o Outside France, revenue increased by 4.2% primarily due to growth in our Northern European activities, which benefited in particular from the commencement of operations under a large number of contracts won in the United Kingdom at the end of 2002, and to strong growth in our solid waste and incineration activities in the United States.

         Energy Services

         Our energy services business generated revenue of (euro)4.7 billion in 2003, an increase of 1.8% compared to 2002. Revenue growth resulted mainly from organic growth of 5.4%, which was partially offset by negative external growth of 2.2% and a 1.4% decrease in revenue attributable to the impact of fluctuations in currency exchange rates. On a comparable basis, revenue from our energy services activities grew by 3.2% in 2003 due mainly to the following:

          o In France, revenue increased by almost 3% primarily due to our heating activities, which benefited from increases in tariffs and favorable weather conditions. This growth was partially offset by a decline in revenue recorded in our maintenance activities; and

          o Outside France, revenue grew by 9.2% due to strong growth of 13.6% in Central Europe, primarily attributable to the full-year impact of new contracts won in this region and to favorable weather conditions, and of 14.5% in Southern Europe, primarily attributable to the commencement of operations under new contracts won in Italy.

         Transportation

         Revenue from our transportation business reached (euro)3.6 billion in 2003, an increase of 7.3% compared to 2002. This increase resulted primarily from organic growth of 9.4% and external growth of 1.1%, which more than offset the 3.1% decline in revenue attributable to the impact of fluctuations in exchange rates. On a comparable basis, revenue from our transportation business grew by 10.5% in 2003 due mainly to the following:

          o In France, we recorded an increase in revenue of almost 5% primarily attributable to an increase in revenue in our urban transportation activities; and

          o Outside France, we recorded growth of 12% primarily attributable to our activities in Northern and Eastern Europe with the award of new contracts in Belgium, Germany, Slovenia and Sweden. In the United States, our transportation revenue almost doubled due to the commencement of operations under our new contract in Boston on July 1, 2003. Our transportation revenue includes revenue recorded under our South Eastern license in the United Kingdom until November 7, 2003. Excluding the impact of the termination of this license on November 8, 2003, our transportation revenue would have recorded an increase of 16% at constant exchange rates outside France. We expect that our withdrawal from the transportation market in the United Kingdom will lead us to record a decline in revenues of(euro)0.6 million in 2004, which we hope to offset with the commencement of operations under new contracts in the United States and the positive effects of the renegotiation of our Melbourne contract in the first quarter of 2004.

         FCC

         Excluding the results of Proactiva, which are included in the results of our water and waste management segments, our consolidated 49% share of FCC's total revenue grew by 11.7% from (euro)2.7 billion in 2002 to (euro)3.0 billion in 2003. Excluding changes in the scope of FCC's consolidation, FCC's revenue increased by almost 12% in 2003 at constant exchange rates. The increase in FCC's revenue is primarily attributable to new contracts won in its urban and public services activities and to new construction projects awarded to FCC, particularly infrastructure projects.

         Operating Income (Loss) before Amortization Charges and Restructuring Costs (EBIT)

         Our operating income (loss) before amortization charges and restructuring costs (which we refer to as EBIT in our consolidated financial statements, as permitted by French accounting principles) decreased from
(euro)1,971.3 million in 2002 to (euro)1,750.9 million in 2003, primarily as a result of the sale of businesses in 2002 and 2003 and the negative impact of fluctuations in currency exchange rates in 2003. Excluding EBIT of businesses sold in 2002 and 2003, our EBIT decreased by 5.3% from (euro)1,847.3 million in 2002 to (euro)1,748.6 million in 2003, and at constant exchange rates by 1.8% to
(euro)1,813.4 million in 2003. As a percentage of our revenue, our EBIT decreased from 6.6% in 2002 to 6.1% in 2003 due to the combined effect of lower revenue and a decline in EBIT.

         The following table shows a breakdown of our EBIT by division:

                                                    At December 31,
           (in millions of(euro))                2003                2002                     % Change
                                          -------------------  ------------------

        Water                                           783.9             1,024.3              (23.5)%
        Waste Management                                380.0               385.2               (1.4)%
        Energy Services                                 274.4               244.0                12.5%
        Transportation                                   92.6               115.6              (19.9)%
        FCC(1)                                          275.3               250.3                10.0%
        Holding Company Costs                          (55.3)              (48.1)                 n.a.
                                          -------------------  ------------------
                 Total                                1,750.9             1,971.3              (11.2)%
        EBIT of businesses sold in 2002                 (2.3)             (124.0)                 n.a.
        and 2003
        Total excluding businesses sold               1,748.6             1,847.3               (5.3)%
        in 2002 and 2003
        Total on a comparable basis                   1,813.4             1,847.3               (1.8)%
        --------------------------------------

        (1) Figures reflect a 49% share of FCC's EBIT. Under French GAAP, we proportionally consolidate FCC based on our 49% interest in the holding company that controls it. See "--Overview--Major Developments in 2003--Relationship with FCC."

         Water

         The decline in EBIT of our water division is primarily attributable to the impact of the sale of businesses in 2002 and 2003 and of fluctuations in currency exchange rates. On a comparable basis, EBIT decreased by 10.2% due primarily to a decline in EBIT in our U.S. activities, where our profitability has been affected by the impact of the economic downturn on the water equipment market (despite a stable level of business in the second half of 2003) and the write-off of operating assets and the creation of reserves relating to activities currently in the process of being sold.

         On a comparable basis, our EBIT increased in all of our regions (except the United States) as a result of the impact of weather conditions in the summer of 2003 and of productivity and cost-control measures in France and the commencement of operations under contracts recently won outside of France, particularly in Europe and Asia.

         As a result of these factors, our water division's EBIT / revenue ratio declined from 7.7% in 2002 to 6.9% in 2003.

         Waste Management

         The decline in EBIT of our waste management division resulted mainly from the impact of fluctuations in currency exchange rates, particularly the depreciation of the U.S. dollar against the euro. On a comparable basis, EBIT of our waste management division increased by 6.6% in 2003. This increase is primarily attributable to the impact of several profitability measures and the rationalization of operating processes in France, as well as a sustained level of activity in the United Kingdom, particularly in waste collection and integrated contracts, Norway (after a difficult year in 2002) and the United States, particularly in solid waste.

         As a result of the general improvement in our profitability, our waste management division's EBIT / revenue ratio slightly increased from 6.3% in 2002 to 6.4% in 2003, and to 6.6% excluding the results of Proactiva.

         Energy Services

         The increase in EBIT of our energy services division is due mainly to the commencement of operations under new contracts and the full-year impact of acquisitions made in Central and Southern Europe in 2002, which more than offset the negative impact of fluctuations in exchange rates in 2003. At constant exchange rates, EBIT of our energy services division grew by 14.3%. In France, our profitability increased due to new contracts won, a favorable evolution in tariffs and a high utilization rate at our co-generation units, which more than offset a decline in profitability of our installation and maintenance activities attributable to a downturn in the market for these services. Outside France, our EBIT increased primarily as a result of the implementation of a program to achieve synergies between Siram, which we acquired in 2002, and Dalkia's other Italian activities, as well as, to a lesser extent, the integration of Giglio, which we acquired in 2003. In addition, our profitability benefited from the commencement of operations under new contracts in Eastern Europe, particularly the Baltic region and Poland, as well as unseasonably cold weather in this region in 2003.

         Our energy services division's EBIT / revenue ratio increased from 5.3% in 2002 to 5.9% in 2003 due to the improvement in profitability and the impact of acquisitions made outside France.

         Transportation

         The decrease in EBIT of our transportation division is primarily attributable to the state of the U.K. transportation market, which affected both our rail and bus activities. Following the decision of the UK Strategic Rail Authority to terminate our license to operate the South Eastern rail network, and in light of the disappointing results recorded by our bus operations in this country, we have decided to divest our bus operations in the United Kingdom in 2004. The negative impact of our U.K. activities was partially offset by an increase in profitability of our transportation activities in France, particularly in our urban transportation operations, and the impact of the commencement of operations under our Boston contract in the United States in the second half of 2003.

         As a result of these factors, our transportation division's EBIT / revenue ratio declined from 3.4% in 2002 to 2.5% in 2003.

         FCC

         Our share of EBIT generated by FCC amounted to (euro)275.3 million, an increase of 10.0% over (euro)250.3 million in 2002. This increase is primarily due to an increase in profitability of FCC's urban and public services and construction activities, which more than offset a decline in EBIT from FCC's cement activities attributable mainly to lower profitability in its U.S. operations.

         Our share of FCC's EBIT represented 9.3% of our share of FCC's revenue in 2003, compared to 9.4% in 2002.

         EBIT by Region

         The following table shows a breakdown of our EBIT by geographical region:

                                                     At December 31,
                   (as a % of EBIT)             2003                 2002
                                             -----------       --------------

                   France                             38%                30%
                   Europe (except France)             47%                38%
                   Americas                            8%                25%
                   Rest of World                       7%                 7%
                                             -----------       --------------
                            Total                    100%               100%

         The decrease in the proportional contribution to EBIT of our activities in the Americas in favor of France and Europe (except France) is primarily attributable to the sale of businesses in 2002 and 2003 and the decline in profitability of USFilter.

         Operating Expenses

         The following table shows a breakdown of our operating expenses in 2003 and 2002:

                                                        At December 31,
                      (in millions of(euro))       2003               2002
                                               -----------       --------------
         Personnel Costs                           8,569             8,693
         Depreciation and Reserves                 1,719             1,722
         Other Expenses                           16,646            17,693
                                               -----------       --------------
           Total                                  26,934            28,108


         Amortization of Goodwill and Intangible Assets with Indefinite Lives

         Our amortization charges relating to goodwill and intangible assets with indefinite lives increased sharply from (euro)327.2 million in 2002 to
(euro)2,424.5 million in 2003, principally due to a write-off in the first half of 2003 of (euro)2.1 billion of goodwill recorded in connection with the acquisition of USFilter and several trademarks held by USFilter (which are recorded as intangible assets with an indefinite life) following our reorganization of our U.S. water activities and the contemplated divestment of several of these activities. See "--Overview--Major Developments in 2003--Strategic Review of Our North American Water Assets." In addition, in light of the market environment in 2003 and our prospects for our markets, in 2003 we wrote-off goodwill and amortized intangible assets with indefinite lives amounting in aggregate to (euro)123.6 million, of which (euro)36 million was recorded in several engineering subsidiaries of our water division, (euro)21.6 million in our German waste management operations and (euro)18.8 million in our energy services activities. In 2002, we wrote off goodwill amounting in the aggregate to (euro)77.0 million, including the write-off of all of the goodwill associated with Proactiva's Latin American subsidiaries in light of the general situation of our Latin American markets and the non-renewal of our water services contract in Puerto Rico as from July 2002, and the write-off of
(euro)20 million of goodwill associated with a German subsidiary of Veolia Water that does not conduct any water distribution activities.

         Excluding the impact of goodwill write-offs and amortization of intangible assets with indefinite lives, we recorded a slight decrease in goodwill amortization from (euro)250.2 million in 2002 to (euro)209.6 million in 2003. This decrease is primarily attributable to the impact of fluctuations of currency exchange rates on our amortization charges and to the significant write-off of goodwill associated with USFilter recorded in the first half of 2003.

         Restructuring Costs

         Our restructuring costs increased from (euro)56.6 million in 2002 to
(euro)93.3 million in 2003. Restructuring expenses in 2003 related mainly to:

          o (euro)31.5 million accrued in our transportation activities, of which (euro)20.9 million relate to the additional costs incurred in connection with the loss of our South Eastern license in the United Kingdom, which were fully paid in 2003 to obtain the release of our financial obligations under the license. Most of the remaining balance relates to the reorganization of our German transportation activities;

          o    (euro)33.9 million accrued in our water activities, including
               (euro)12.7 million recorded by USFilter's subsidiaries in the United States in connection with various profitability measures (particularly in its Systems activities), (euro)9.8 million relating to Veolia Water's engineering activities (particularly in the Benelux region), and (euro)4.0 million in connection with changes in the management of our Africa and Middle East region;

          o (euro)15.1 million accrued in our energy services activities, of which (euro)14.6 million were recorded in France and the remaining (euro)0.5 million elsewhere; and

          o (euro)12.6 million accrued in our waste management activities, including (euro)5.0 million in costs associated with a reorganization plan in the United States.

         Restructuring expenses in 2002 related mainly to the restructuring of USFilter ((euro)24.9 million), our transportation activities ((euro)11.5 million), our energy services activities ((euro)8.7 million) and the engineering activities of our water division ((euro)5.0 million).

         Operating Income

         We recorded an operating loss of (euro)766.9 million in 2003, compared to operating income of (euro)1.6 billion in 2002. Our operating loss in 2003 is mainly attributable to the write-off of goodwill associated with the acquisition of USFilter recorded in our water division in the first half of 2003.

         The following table shows a breakdown of our operating income by division:

                                                At December 31,
          (in millions of(euro))           2003                 2002                % Change
                                        ------------      -------------

      Water(1)                             (1,456.3)              869.9                  n.a.
      Waste Management(1)                      292.8              325.4                 (10%)
      Energy Services                          210.3              200.2                    5%
      Transportation                            33.4               88.3                  n.a.
      FCC(2)                                   209.7              204.2                  2.7%
      Holding Company and Proactiva           (56.8)            (100.5)                  n.a.
                                        ------------      -------------
               Total                         (766.9)            1,587.5                  n.a.

        --------------------------------------
       (1) Excluding the results of Proactiva's water and waste management activities, as applicable.
       (2) Figures reflect our consolidated 49% share of FCC's operating income. See "--Overview--Major Developments in 2003--Relationship with FCC."

         The decline in operating income in our waste management and transportation businesses in 2003 is mainly due to a decline in EBIT, goodwill write-offs and higher restructuring costs recorded in each of these divisions.

         Financial Income (Expense), Net

         Our net financial income (expense) includes dividends received, profit or loss on sales of marketable securities, foreign exchange profit or loss and financing costs. We incurred net financial expense of (euro)749.9 million in 2003, compared to net financial expense of (euro)648.1 million in 2002. The increase in net financial expense was principally due to the accrual of a number of reserves in 2003 as further described below, which was only partially offset by a decline in our financing costs from (euro)680.9 million in 2002 to
(euro)623.7 million in 2003. The decrease in our financing costs is attributable to a reduction in our outstanding indebtedness as a result of our capital increase in 2002 and the implementation of our divestment program in 2002 and 2003. The average cost of our debt increased slightly from 4.25% in 2002 to 4.31% in 2003, mainly due to the positive impact in 2002 of the termination of our financial arrangements with Vivendi Universal.

         Excluding the impact of our financing costs, we recorded net financial expense of (euro)126 million in 2003, compared to net financial income of
(euro)32.8 million in 2002. In 2003, we recorded financial income as a result of a non-recurring capital gain of (euro)30.5 million from the sale of shares of Vinci held by us (compared to a capital gain of (euro)110.3 million in 2002 from the sale of our participation in Philadelphia Suburban Corporation), while in 2002 we had also recorded financial income from a net foreign exchange gain of
(euro)44.0 million, which arose mainly in connection with the sale of USFilter's Distribution division.

         This financial income was more than offset by 2003 financial expenses resulting mainly from:

          o the accrual of non-recurring reserves on financial assets amounting to, net of reserves reversed or released over the same period, (euro)61.1 million, including a (euro)69.8 million reserve accrued in connection with several financial credits held by USFilter (compared to (euro)62.5 million in non-recurring reserves accrued in 2002, of which (euro)32.2 million related to shares of our company that we held as treasury stock and
               (euro)30.3 relating to various financial assets);

          o the amortization of (euro)34.1 million in redemption premium (compared to (euro)33.4 million in 2002), a substantial part of which corresponds to redemption premium on our convertible bonds (OCEANE),

          o commissions paid to financial institutions amounting to(euro)13.0 million (compared to(euro)28.5 million in 2002), and

          o    a net foreign exchange loss of(euro)7.8 million.

         Other Income (Expense)

         We record non-recurring income and charges as "other income (expense)." We define non-recurring income and charges as those resulting from extraordinary events that are not likely to reoccur in the ordinary course of our operations, including capital gains and losses recorded in connection with the sale of our subsidiaries and assets. We recorded net other expense of (euro)62.4 million, compared to (euro)59.7 million in 2002.

         Our net other expense in 2003 resulted from:

          o (euro)65 million in capital losses recorded in connection with the sale of several of USFilter's activities (including the impact of fluctuations in exchange rates on the sales proceeds) and reserves accrued in respect of USFilter activities in the process of being sold,

          o a(euro)28.3 million reserve accrued in respect of companies in the United Kingdom to be sold following our strategic decision to withdraw from the U.K. transportation market, and

          o a(euro)21.6 million reserve accrued by FCC in respect of the sale of Grubar Hotels,

which more than offset net capital gains of (euro)53 million from various divestments. Our net capital gains resulted primarily from a (euro)30.8 million gain on the sale of our interest in Wyuna and a (euro)40.8 million gain on the sale by FCC of Compania de Energia Hydroelectrica de Navarra, which were more than offset several insignificant capital losses on other sales in 2003.

         Our net other expense in 2002 resulted from the capital losses recorded in connection with the sale of USFilter's Distribution division ((euro)59 million), Bonna Sabla ((euro)44 million) and Schwarze Pumpe ((euro)24 million), a subsidiary of our Berlin water company, and a provision recorded for a German subsidiary of Veolia Water that does not conduct any water distribution activities in light of this subsidiary's anticipated results ((euro)10 million). These capital losses were only partially offset from capital gains of (euro)73 million recorded in connection with the sale of our minority interest in two U.K. water distribution companies, Bristol Water Holding and South Staffordshire, and a dilution gain of (euro)10.7 million that arose from the merger of FCC with Portland Valderrivas, which controlled Cementos Portland, FCC's main cement subsidiary.

         Tax Expense

         Our tax expense in 2003 was (euro)274.4 million, compared to
(euro)437.3 million in 2002. The decline in our tax expense is mainly attributable to the decrease in our operating income before amortization charges and restructuring costs in 2003, as well as the continuing impact of the tax synergies achieved through our French and US tax groups.

         In accordance with applicable accounting principles, the tax expense recorded in 2003 by our U.S. subsidiaries does not take into account to impact of the divestments contemplated to occur in 2004. We may use a significant amount of our deferred tax assets in 2004, depending on the sales prices we are able to obtain for the divested assets. We currently estimate that we may use an amount of our deferred tax assets exceeding (euro)200 million. As a result, our results for fiscal year 2004 may show a significant decrease in our deferred tax assets.

         Our Share in Net Earnings of Companies Accounted for by the Equity
Method

         Our share in net earnings of companies accounted for by the equity method reached (euro)44.4 million in 2003, compared to (euro)39.0 million in 2002. The largest contributions were made by companies accounted for by FCC using the equity method ((euro)30.7 million), Onyx ((euro)6.5 million), Veolia Water ((euro)5.7 million) and Proactiva ((euro)5.7 million). The increase in our share of net earnings of equity investments in 2003 compared to 2002 is primarily attributable to Southern Water ((euro)4.3 million) and to higher earnings from FCC's participation in Realia, a real estate company ((euro)25.6 million).

         Minority Interests

         Our income allocable to minority interests totaled (euro)245.5 million in 2003, compared to (euro)142.2 million in 2002. The principal minority interests in 2003 are related to FCC ((euro)111.9 million), our water subsidiaries ((euro)61.2 million), mainly in our Berlin water company, our energy services subsidiaries ((euro)41.4 million), our waste management subsidiaries ((euro)15.5 million), our transportation subsidiaries ((euro)11.3 million) and Proactiva ((euro)5.8 million).

         The principal minority interests in 2002 are related to FCC ((euro)108.7 million), Proactiva ((euro)30.8 million), our energy services subsidiaries ((euro)24.8 million), our waste management subsidiaries ((euro)16.5 million), our water subsidiaries ((euro)7.0 million) and our transportation subsidiaries ((euro)1.8 million).

         Consolidated Net Income (Loss)

         We recorded a consolidated net loss of (euro)2,054.7 million in 2003, compared to consolidated net income of (euro)339.2 million in 2002. Our recurring consolidated net income, which excludes exceptional items and non-recurring charges, amounted to (euro)249.7 million, compared to (euro)428.5 million in 2002. Our recurring consolidated net income reflects our EBIT after adding or deducting, as the case may be, the recurring portion of our amortization charges (excluding goodwill write-offs and amortization of intangible assets with indefinite lives), our financial income (expense), our share in net earnings of companies accounted for by the equity method, our minority interests and our tax expenses. The (euro)179 million decline in our recurring consolidated net income in 2003 is primarily attributable to the lack of contribution from businesses sold in 2002 and 2003 ((euro)19.5 million), to unfavorable fluctuations in exchange rates ((euro)47.9 million) and to reserves accrued in respect of USFilter assets and operations to be sold in 2004 ((euro)67.0 million).

         The following table shows a breakdown of the main recurring and non-recurring elements in our consolidated net income in 2003:

                                     -------------------------------------------
 (in millions of(euro))               Recurring      Non-Recurring       Total
                                      ---------      -------------     --------
 EBIT                                 1,750.9                 -         1,750.9
 Restructuring Expenses                     -            (93.3)          (93.3)
 Amortization Charges                 (209.6)         (2,214.9)       (2,424.5)
 Financial Income (Expense)           (712.0)            (37.9)         (749.9)
 Other Income (Expense)                     -            (62.4)          (62.4)
 Equity in Net Income of Affiliates      46.0             (1.6)            44.4
 Minority Interests                   (257.3)              11.8         (245.5)
 Tax Income (Expense)                 (368.3)              93.9         (274.4)
                                       ------           -------          ------
      Net Income                        249.7         (2,304.4)       (2,054.7)
                                     -------------------------------------------


         The following table shows a breakdown of the main recurring and non-recurring elements in our consolidated net income in 2002:

                                     -------------------------------------------
 (in millions of(euro))               Recurring      Non-Recurring      Total
                                      ---------      -------------     --------
 EBIT                                 1,971.3                 -         1,971.3
 Restructuring Expenses                    -            (56.6)          (56.6)
 Goodwill Amortization                (250.2)            (77.0)         (327.2)
 Financial Income (Expense)           (706.0)              57.9         (648.1)
 Other Income (Expense)                     -            (59.7)          (59.7)
 Equity in Net Income of Affiliates      39.0                 -            39.0
 Minority Interests(1)                (177.3)              35.1         (142.2)
 Tax Income (Expense)                 (448.3)              11.0         (437.3)
                                       ------             ------         ------
      Total                             428.5            (89.3)           339.2
                                     -------------------------------------------
-----------------------

(1)  The non-recurring portion of our minority interests in 2002 includes
     (euro)21 million related to Proactiva and (euro)13.8 million related to several German water subsidiaries of Eaux de Berlin, a subsidiary of Veolia Water.


         Based on our average number of shares outstanding during each period (405.0 million in 2003 compared to 370.2 million in 2002) and the number of treasury shares not taken into account in our consolidated net position in each period (4.7 million in 2003 compared to 5.3 million in 2002), we recorded a net loss per share of (euro)5.13 in 2003, compared to net earnings per share of
(euro)0.93 in 2002. Our recurring net earnings per share amounted to (euro)0.62 in 2003, compared to (euro)1.16 in 2002.

Year ended December 31, 2002 compared to year ended December 31, 2001

         Revenue

         Overview

         We generated revenue of (euro)30.1 billion in 2002, an increase of 3.3% from revenue of (euro)29.1 billion in 2001. Revenue from our core businesses grew by 5.9% from (euro)26.5 billion in 2001 to (euro)28.1 billion in 2002, and, at constant exchange rates, by 7.2% to (euro)28.4 billion in 2002. The negative impact of exchange rate fluctuations, which amounted to (euro)350 million in 2002, was mainly due to the depreciation of the dollar (which accounted for (euro)224 million) and, to a lesser extent, fluctuations in several Latin-American currencies.

         The increase in revenue from our core businesses is principally attributable to organic growth (5.0%). Our external growth contributed (euro)616 million of revenue resulting mainly from the full-year impact of the acquisitions of Marius Pedersen's waste management activities in Denmark and Siram in Italy in 2001 and the integration of the Verney transportation group in 2002.

         Our non-core businesses generated revenue of (euro)2.0 billion in 2002, a decrease of 23.3% from revenue of (euro)2.6 billion in 2001. The decline in revenue contributed by our non-core businesses is mainly attributable to the sale of most of these businesses over the course of 2002.

         The following table shows a breakdown of our revenue by division in France and elsewhere:

                                  France               Outside France             Total
                          ----------------------  ----------------------  ----------------------
(in billions of(euro),
except for %)               2002    2001    %(2)    2002    2001     %(2)   2002    2001     %(2)
                          ------  ------  ------  ------  ------  ------- ------  ------  ------
Water                        6.2     6.2    0.1%     7.1     7.4   (4.8%)   13.3    13.6  (2.3%)
Waste Management             2.5     2.4    4.2%     3.6     3.5     3.5%    6.1     5.9    3.8%
Energy Services              3.0     2.7    8.7%     1.6     1.3    24.5%    4.6     4.0   13.8%
Transportation               1.3     1.0   27.7%     2.1     2.1     2.3%    3.4     3.1   10.4%
FCC(1)                         -       -    0.7%     2.7     2.5     8.1%    2.7     2.5    8.1%
                          ------  ------          ------  ------          ------  ------
Total                       13.0    12.3    5.0%    17.1    16.8     2.0%   30.1    29.1    3.3%
                          ======  ======          ======  ======          ======  ======

-------------------------------------------
(1) Figures reflect a 49% share of FCC's revenue. Under French GAAP, we proportionally consolidate FCC based on our 49% interest in the holding company that controls it.
(2) Percentages are based on total figures and may not exactly correspond to the figures above due to rounding.

         Revenue generated in France by our core businesses amounted to
(euro)12.7 billion in 2002, an increase of 5.2% compared to 2001. Revenue generated outside France by our core businesses totaled (euro)15.4 billion in 2002, an increase of 6.4% compared to 2001.

         The following table shows a breakdown of our revenue by division and by geographical regions outside of France:

                           ---------------------------------------------------------------------------------
                               Euro zone      Europe outside                     Rest of
(in billions of(euro))      outside France      euro zone         Americas        World          Total
                            --------------    --------------   -------------    ------------   ------------
                             2002     2001     2002     2001    2002    2001    2002   2001    2002    2001
                             ----     ----     ----     ----    ----    ----    ----   ----    ----    ----
Water                         1.1      1.2      1.2      1.0      3.7    4.2     1.1    1.0     7.1     7.4
Waste Management              0.2      0.2      1.3      1.1      1.6    1.8     0.5    0.4     3.6     3.5
Energy Services               0.6      0.5      0.9      0.7        -      -     0.1    0.1     1.6     1.3
Transportation                0.5      0.4      1.4      1.5      0.1      -     0.1    0.2     2.1     2.1
FCC(1)                        2.5      2.2      0.1      0.1      0.1    0.2      -       -     2.7     2.5
                           ----------------------------------------------------------------------------------
Total                         4.9      4.5      4.9      4.4      5.5    6.2     1.8    1.6    17.1    16.8
                           ----------------------------------------------------------------------------------

-------------------------------------------
(1) Figures reflect a 49% share of FCC's revenue. Under French GAAP, we proportionally consolidate FCC based on our 49% interest in the holding company that controls it.

         Revenue from the euro zone outside France increased by 11.0% in 2002, principally due to strong growth in our transportation and energy services divisions and at FCC, which more than offset the decline in revenue from our water division in this region. The substantial growth in revenue from our transportation division in this region was primarily due to the full-year impact of the acquisition of the BBA network in the Netherlands in 2001, as well as other contracts won in the Benelux region. Revenue from our energy services division in this region increased mainly as the result of the full-year impact of the acquisition of Siram in 2001. FCC's revenue increased in 2002 principally due to strong demand in the construction and cement markets in Spain.

         The growth of 7.0% in revenue generated in Europe outside the euro zone countries was driven by our water, waste management and energy services divisions, which offset the 10.3% decline in our transportation business in this region in 2002. Revenue from our water division in this region grew by 13.0% due mainly to the full-year effect of the operations under contracts won in 2000 and 2001 in Central Europe, Prague and Bucharest. Revenue growth of 15.6% in our waste management division resulted primarily from the full-year impact of the acquisition of Marius Pedersen's activities in Denmark and the commencement of operations of new contracts won in the United Kingdom in 2001. Our energy services division recorded revenue growth of 23.9% in this region in 2002 as a result of the commencement of operations under new contracts won in Eastern Europe. The decline in our transportation business in this region in 2002 resulted principally from the full-year impact of the transfer of our South Central contract in the United Kingdom during the second half of 2001.

         In the Americas, our revenue declined by 11.0% in 2002. Our revenue in North America decreased by 9.0% primarily as the result of the impact of the sale of substantially all of non-core businesses formerly operated by USFilter and the decline in value of the U.S. dollar against the euro. On a comparable basis, revenue generated in North America grew by 9.0% in 2002, which was more than offset by a decrease in revenue in Latin America resulting from the depreciation of several Latin American currencies and the non renewal of our water services contract in Puerto Rico.

         We experienced growth of 10.9% in the Rest of the World region in 2002, reflecting primarily an 8.4% increase in revenue in the Asia-Pacific region due mainly to the commencement of operations of our potable water plant in Chengdu, China and the sustained level of activity in our waste management operations in Hong Kong, Singapore and Australia.

         Water

         Our water business generated revenue of (euro)13.3 billion in 2002, a decrease of 2.5% compared with 2001, which is mainly attributable to the sale of non-core businesses formerly operated by USFilter. Revenue from our core water businesses grew by 2.4% to (euro)11.3 billion in 2002, mainly due to organic growth of 4.0%, which more than offset a 1.4% decline in revenue due to the impact of fluctuations in currency exchange rates.

         In France, our water distribution and engineering operations posted a 1.4% increase to (euro)6.0 billion in 2002, compared to (euro)5.9 billion in 2001. On a comparable basis, we experienced a 2.2% increase in revenue from our core water distribution and engineering operations to (euro)5.6 billion in 2002. This increase mainly reflected growth in our core water distribution revenue of 3.0% as a result of price indexing mechanisms, a small increase in volumes and the development of new municipal and industrial treatment services, which was partially offset by a decline in revenue generated by our specialized engineering subsidiaries in 2002 as a result of the substantial cyclical demand experienced in 2001.

         Revenue recorded by Veolia Water Systems declined to (euro)1.1 billion in 2002, compared to (euro)1.3 billion in 2001. This decline resulted mainly from the implementation of our policy of increased selectivity in our projects and the seasonality of our desalinization activities in the Middle East and the Arabian Peninsula.

         Outside France, water revenue amounted to (euro)7.1 billion in 2002, a decrease of 4.8% over water revenue recorded outside France in 2001. This decrease resulted primarily from a significant decline in revenue in the Americas region and, to a lesser extent, the euro zone outside France. Excluding the United States, which was affected by the sale of our non-core businesses, our water revenue outside France grew by 15% in 2002 compared to 2001. Excluding Proactiva, which was affected by the one-time loss of its water services contract in Puerto Rico, water revenue outside France (excluding the United States) grew by 24% in 2002 compared to 2001 as a result mainly of the commencement of operations under new contracts won in 2001 and 2002.

         The decline in our water revenue in North America was primarily due to the sale of substantially all of non-core businesses formerly operated by USFilter, our main water subsidiary in North America, and the decline in value of the U.S. dollar against the euro. On a comparable basis, our core water businesses in North America recorded a 7.8% increase in revenue in 2002, reflecting primarily a 12% increase in municipal and industrial outsourcing revenue in 2002 (particularly due to the award of the Indianapolis municipal outsourcing contract), which was partially offset by slower growth in revenue from sales of water equipment products due to the economic downturn in North America. The decline in water revenue in the rest of the Americas region resulted primarily from the depreciation of several Latin American currencies and the non-renewal of our water services contract in Puerto Rico. The decline in our water revenue in the euro zone outside France is primarily attributable to the disposal of several of USFilter's subsidiaries with operations in this region and the decline in revenue from our activities in Berlin, Germany.

         Waste Management

         Our waste management segment recorded revenue of (euro)6.1 billion in 2002, an increase of 3.8% compared with (euro)5.9 billion in 2001, reflecting primarily organic growth of 5% and external growth of 1.9%, which was partially offset by a 3.1% decline in revenue due to the impact of fluctuations in currency exchange rates.

         In France, our waste management revenue increased by 4.2%, reflecting primarily organic growth of 3.3%. Revenue generated outside France increased by 3.5% to (euro)3.6 billion in 2002. Excluding Proactiva and changes in the scope of consolidation of our waste management subsidiaries, revenue generated outside France in 2002 grew by 5.3% at constant exchange rates. Growth in revenue outside France was concentrated mainly in Europe outside the euro zone, primarily due to the full-year impact of the acquisition of Marius Pedersen's operations in Denmark and Central Europe in 2001 and the commencement of operations under new contracts won in the United Kingdom in 2001 and 2002 (including in Bromley, Sheffield and Hampshire), and in the Rest of the World, primarily due to the sustained level of activity in the Asia-Pacific region, and particularly Hong Kong, Singapore and Australia.

         The increase in revenue in these regions was partially offset by the lack of revenue growth in the euro zone outside France, where revenue remained stable at (euro)0.2 billion in 2002. The decline in the Americas region is mainly attributable to the 25% decrease in revenue from Proactiva's waste management activities as a result of the depreciation of several Latin American currencies, particularly in Argentina and Brazil, which was only partially offset by revenue growth in the United States primarily attributable to a 2.6% increase in revenue from solid waste activities and a 3.0% increase in revenue from hazardous waste activities, despite the economic downturn in the United States that has led to a difficult climate for our industrial customers.

         Energy Services

         Our energy services generated revenue of (euro)4.6 billion in 2002, an increase of 13.8% from revenue of (euro)4.0 billion in 2001. Revenue growth resulted mainly from external growth of 7.3%, organic growth of 6.3%, and a 0.2% increase in revenue due to the impact of fluctuations in currency exchange rates, particularly the appreciation of the Czech crown.

         In France, organic growth in our co-generation activities was partially offset by the negative impact of a decrease in natural gas prices. Outside France, organic growth resulted mainly from the commencement of operations under new contracts won in Tallinn (Estonia) and Vilnius (Lithuania) in 2001 and in Poznan (Poland) in 2002.

         External growth in 2002 resulted primarily from the full-year effect of the consolidation of Siram, which was consolidated for only 3 months in 2001 (contributing (euro)43 million of revenue) compared to 12 months in 2002.

         Transportation

         Revenue from our transportation business reached (euro)3.4 billion in 2002, a 10.4% increase over revenue of (euro)3.1 billion in 2001. This increase resulted primarily from organic growth of 4.5% and external growth of 5.9%, which more than offset the full-year effect of the loss of the South Central contract in the United Kingdom in 2001 (under which we recorded (euro)292 million in revenue in 2001).

         In France, the increase in revenue is primarily attributable to the acquisition of Transports Verney in January 2002, which reinforced our position in France, as well as several other less significant acquisitions. Transports Verney recorded (euro)150 million in revenue in 2002.

         Outside France, we recorded strong organic growth in Northern and Eastern Europe with the award of new contracts in Belgium, the Netherlands, Denmark, Finland, Poland and the Czech Republic and the renewal until 2009 of the contract to operate the Stockholm metro system. The development of our regional transportation activities in Germany, the award of new contracts in the United States (including in Fairfax and Los Angeles) and the development of our transportation activities in Spain also contributed to organic growth in our transportation revenue outside France. External growth outside France is primarily attributable to the full-year effect of strategic acquisitions of mid-sized companies in the Netherlands, Slovenia and Finland.

         FCC

         Excluding the results of Proactiva, which are included in the results of our water and waste management segments, our consolidated 49% share of FCC's total revenue grew by 8.1% from (euro)2.5 billion in 2001 to (euro)2.7 billion in 2002. Excluding changes in the scope of FCC's consolidation, FCC's revenue increased by 8.5% in 2002 at constant exchange rates. The increase in FCC's revenue is primarily attributable to internal growth in its public services activities, and particularly its waste management and construction activities, mainly as a result of large construction projects in Spain, where FCC's revenue grew by 9.8% in 2002.

         EBIT

         EBIT reflects our operating income (loss) before goodwill amortization and restructuring costs. Our EBIT slightly decreased from (euro)2,013.1 million in 2001 to (euro)1,971.3 million in 2002, primarily as a result of the sale of non-core businesses and the negative impact of fluctuations in currency exchange rates in 2002. Our EBIT from core businesses increased by 1.9% from
(euro)1,813.1 million in 2001 to (euro)1,847.3 million in 2002, and at constant exchange rates by 3.2% to (euro)1,871.0 million in 2002.

         As a percentage of our revenue, EBIT slightly decreased from 6.9% in 2001 to 6.6% in 2002 due to the combined effect of revenue growth and decline in EBIT.

         The following table shows a breakdown of our EBIT by division:

                                            At December 31,
              (in millions of(euro))       2002           2001        % Change
                                         --------       -------

        Water                             1,024.3       1,089.6         (6.0)%
        Waste Management                    385.2         390.7         (1.4)%
        Energy Services                     244.0         220.5          10.7%
        Transportation                      115.6         112.1           3.1%
        FCC(1)                              250.3         229.5           9.1%
        Holding Company Costs              (48.1)        (29.3)
                                         --------       -------
                 Total                    1,971.3       2,013.1         (2.1)%
        --------------------------------------
        (1) Figures reflect a 49% share of FCC's EBIT. Under French GAAP, we proportionally consolidate FCC based on our 49% interest in the holding company that controls it. Under U.S. GAAP, FCC would be accounted for using the equity method. See Note 29A to our consolidated financial statements.

         Water

         The decline in EBIT of our water division is primarily attributable to the impact of the sale of non-core businesses in 2002 and the depreciation of the U.S. dollar and several Latin-American currencies against the euro. EBIT from our core water businesses increased by 2.9% to (euro)900.3 million in 2002, and at constant exchange rates by 4.2%. On a comparable basis, our EBIT increased in all of our regions (except the United States) as a result of an improvement in the profitability of our core water businesses due to the implementation of productivity and cost-control measures to maintain our profit margins in France and the full-year impact of the implementation of the restructuring program started in 2001 at Veolia Water Systems and the commencement of operations under contracts won outside of France since 2000, particularly in Europe and Asia. These factors more than offset the decline in EBIT from our core water businesses in the United States, where our profitability has been affected by the impact of the economic downturn on the water equipment market and the full-year impact of the increase in our insurance premiums in 2001. We commenced implementing several restructuring programs in the United States in 2002 to adjust our industrial capacity to reflect the slowdown in the U.S. market, particularly in the water equipment market, and to reorganize our operations following the sale of our non-core businesses. However, these programs have not yet generated the expected results. As a result of the sharper decline in EBIT than in revenue, our water division's EBIT / revenue ratio declined from 8.0% in 2001 to 7.7% in 2002.

         Waste Management

         The decline in EBIT of our waste management division resulted mainly from the economic downturn in Latin America and the depreciation of the U.S. dollar against the euro. Excluding Proactiva, which conducts our waste management operations in Latin America, EBIT of our waste management division increased by 2.5% from (euro)379.4 million in 2001 to (euro)389.0 million in 2002, and at constant exchange rates by 5% in 2002. This increase is primarily attributable to the sustained level of activity in the United States (particularly in solid and hazardous waste), the United Kingdom and Asia, which more than offset the difficulties experienced in the renegotiation of contracts in Norway and, to a lesser extent, France. As a result of the combined effect of revenue growth and the decline in EBIT, which was particularly pronounced in our Latin American operations, our waste management division's EBIT / revenue ratio declined from 6.6% in 2001 to 6.3% in 2002.

         Energy Services

         The increase in EBIT of our energy services division is due mainly to the commencement of operations under new contracts and the full-year impact of acquisitions made in Central and Southern Europe in 2001, which more than offset the negative impact of fluctuations in exchange rates in 2002. At constant exchange rates, EBIT of our energy services division grew by 9.0%. Our energy services division's EBIT / revenue ratio declined from 5.5% in 2001 to 5.3% in 2002 due to the shift in the relative weight of Dalkia's different activities, particularly in France following the integration of EDF's services activities, and the costs incurred in connection with the commencement of operations under new contracts in Eastern Europe.

         Transportation

         The slight increase in EBIT of our transportation division is primarily attributable to the consolidation of the Verney Group acquired in January 2002 and the full-year impact of new contracts won in 2001, which more than offset the downturn in the U.K. market resulting from a decrease in passenger frequentation on our transportation networks. At constant exchange rates, EBIT grew by 2.9% to (euro)115.3 million in 2002. In addition, our 2001 EBIT reflected the non-recurring indemnities we received in connection with the termination of our South Central contract in the United Kingdom, which are not included in our 2002 EBIT. Despite the increase in EBIT, our transportation division's EBIT / revenue ratio declined from 3.6% in 2001 to 3.4% in 2002 due to the effects of the downturn in the U.K. market.

         FCC

         Our share of EBIT generated by FCC amounted to (euro)250.3 million in 2002, an increase of 9.1% over (euro)229.5 million in 2001, reflecting primarily the increase in profitability of FCC's public services segment, which more than offset the negative impact of fluctuations in exchange rates. At constant exchange rates, our share of FCC's EBIT grew by 9.4% to (euro)251.1 million in 2002. Our share of FCC's EBIT represented 9.4% of our share of FCC's revenue in 2002, compared to 9.3% in 2001.

         EBIT by Region

         The following table shows a breakdown of our EBIT by geographical region:

                                                       At December 31,
                   (as a % of EBIT)               2002                2001
                                               -----------        -----------
                   France                              30%                32%
                   Europe (except France)              38%                33%
                   Americas                            25%                30%
                   Rest of World                        7%                 5%
                                               -----------        -----------
                            Total                     100%               100%
         The decrease in the proportional contribution to EBIT of our activities in the Americas and France is primarily attributable to the sale of non-core businesses (most of which were operated by USFilter), the downturn in the water equipment market in the United States and the commencement of operations under contracts won from 2000 through 2002 in Central Europe and Asia.

         Margins

         The following table shows a breakdown of our operating margins, which are defined as our EBIT / revenue ratio, by division:

                                                       At December 31,
                                                 2002                2001
                                               -----------        -----------

                  Water                              7.7%                8.0%
                  Waste Management                   6.3%                6.6%
                  Energy Services                    5.3%                5.5%
                  Transportation                     3.4%                3.6%
                  FCC(1)                             9.4%                9.3%
                                               -----------        -----------
                    Total                            6.6%                6.9%
                    Total Core Businesses            6.6%                6.8%
                  -------------------------------
                  (1) Figures reflect our consolidated 49% share of FCC's revenue and EBIT.

         Operating Expenses

         The following table shows a breakdown of our operating expenses in 2001 and 2002:

                                                         At December 31,
                 (in millions of(euro))                2002             2001
                                                    ---------       ----------

         Construction for Internal Use Assets           1,743           1,745
         Wages                                          8,693           8,034
         Depreciation and Reserves                      1,722           1,423
         Other Expenses                                15,950          15,911
                                                    ---------       ----------
           Total                                       28,108          27,113

         The increase in our operating expenses is primarily attributable to the increase in wages paid to our employees (mainly due to an increase in the number of our employees resulting from our recent acquisitions and the commencement of operations under new labor-intensive contracts) and in our depreciation expenses and reserves accrued (mainly due to the effect of the continued growth in our investments until 2001).

         Goodwill Amortization

         Our goodwill amortization decreased sharply from (euro)2.9 billion in 2001 to (euro)272.2 million in 2002, principally due to:

          o a slight decrease in goodwill amortization from(euro)257.0 million in 2001 to(euro)250.2 million in 2002; and

          o a sharp decrease in goodwill write-offs from(euro)2.7 billion in 2001, which includes a goodwill write-off of(euro)2.6 billion relating to an impairment of the goodwill recorded in connection with the acquisition of USFilter, to(euro)77.0 million in 2002, which includes a write-off of all of the goodwill associated with Proactiva's Latin American subsidiaries in light of the general situation of our Latin American markets and the non-renewal of our water services contract in Puerto Rico as from July 2002, as well as a write-off of(euro)20 million of goodwill associated with a German subsidiary of Veolia Water that does not conduct any water distribution activities.

         Restructuring Costs

         Our restructuring costs increased from (euro)49.4 million in 2001 to
(euro)56.6 million in 2002. Restructuring expenses in 2002 related mainly to:

          o (euro)24.9 million accrued in connection with the restructuring of USFilter's water activities in the United States, including a(euro)14.6 million reserve accrued for costs resulting from the reduction of personnel (232 employees) and the closure of several sites in USFilter's water equipments and systems branch due to the slowdown in the industrial equipment market, and a (euro)7.8 million reserve accrued for costs resulting from the restructuring of several distribution networks for USFilter's Culligan bottled water products as a result of a decline in revenue from those networks;

          o (euro)11.5 million in restructuring expenses paid in 2002 in our transportation activities, primarily in connection with programs to reduce personnel and increase productivity in the United Kingdom and Australia;

          o (euro)8.7 million in restructuring costs in our energy services activities associated with the integration of Siram and the personnel affected to our contracts in Tallinn, Estonia and Vilnius, Lithuania, which should result in the reduction of personnel by 596 employees; and

          o (euro)5 million in restructuring costs in our water equipment activities, which are operated by Veolia Water Systems, in connection with several plans implemented in Germany, Spain, Turkey and the United Kingdom.

         Restructuring expenses in 2001 related mainly to the restructuring of our water activities ((euro)33.7 million), primarily in the United States, and our waste management activities ((euro)12.3 million) in the context of the reorganization of Onyx's information technology services and the restructuring of Rimsa, a Mexican waste management operator acquired in 2001.

         Operating Income

         We recorded operating income of (euro)1.6 billion in 2002, compared to an operating loss of (euro)946.4 million in 2001. Our operating income, which is defined as our EBIT less goodwill amortization and restructuring costs, was significantly affected in 2001 by the write-off of goodwill associated with the acquisition of USFilter, which was recorded in our water division. In 2002, our operating income slightly decreased in our energy services and transportation divisions mainly as a result of the impact of our restructuring initiatives described above, which was more than offset by the positive contribution to operating income by our water division, compared to an operating loss in 2001, and the increase in operating income contributed by our waste management division and FCC.

         The following table shows a breakdown of our operating income by division:

                                           At December 31,
             (in millions of(euro))        2002       2001       % Change
                                         --------    ------

      Water(1)                                870    (1,694)         n.a.
      Waste Management(1)                     325        294        10.5%
      Energy Services                         200        207       (3.4%)
      Transportation                           88         98      (10.2%)
      FCC(2)                                  242        230         5.2%
      Others                                (137)       (81)         n.a.
                                         --------    ------
               Total                        1,588      (946)          n.a.
        --------------------------------------
       (1) Excluding the results of Proactiva's water and waste management activities, as applicable, which are recorded separately.
       (2) Figures reflect our consolidated 49% share of FCC's operating income.

         Financial Income (Expense)

         We incurred net financial expense (which includes dividends received, profit or loss on sales of marketable securities, foreign exchange profit or loss and financing costs) of (euro)648.1 million in 2002, compared with net financial expense of (euro)798 million in 2001. The decrease in net financial expense was principally due to a decline in our average financing costs from
(euro)764.2 million in 2001 to (euro)680.9 million in 2002. The decrease in our financing costs is attributable to a reduction in our outstanding indebtedness as a result of our capital increase in 2002 and the implementation of our divestment program. Our financing costs were also affected by a decline in interest rates for euro- and dollar-denominated debt in 2002, which allowed us to refinance a part of our higher-cost debt through the issuance of (euro)1 billion in bonds in 2002. The average cost of our debt decreased from 4.85% in 2001 to 4.25% in 2002.

         Excluding the impact of our financing costs, we recorded net financial income of (euro)32.8 million in 2002, compared to net financial expense of
(euro)33.8 million in 2001. In 2002, we recorded financial income as a result of:

          o a capital gain of (euro)110.3 million from the sale of our participation in Philadelphia Suburban Corporation, which was recorded as financial income because we have been accounting for this participation as marketable securities as from January 1, 2002, when we ceased accounting for it under the equity method as a result of our decision to sell our entire stake in this company,

          o a net foreign exchange gain of(euro)44.0 million, which arose mainly in connection with the sale of USFilter's Distribution division, and

          o dividends from companies accounted for under the equity method amounting to(euro)16.4 million,

         which was partially offset by financial expenses resulting mainly from:

          o a non-recurring (euro)32.2 million reserve accrued in connection with shares of our company that we hold as treasury stock, which includes (euro)23.8 million in shares imputed to our shareholders' equity at their value as of June 30, 2002, and
               (euro)8.4 million in shares allocated to our employee share purchase program reserve calculated at an average price of
               (euro)23.08 per share as of December 31, 2002,

          o the amortization of(euro)33.4 million in redemption premium, a substantial part of which corresponds to redemption premium on our convertible bonds (OCEANE),

          o a non-recurring (euro)30.3 million reserve accrued in connection with several financial investments, including in Argentina ((euro)5 million) and Slovakia ((euro)6.5 million) and in connection with shares of Vivendi Universal that we hold ((euro)8.7 million),

          o commissions paid to financial institutions amounting to(euro)28.5 million, and

          o    the amortization of(euro)13.5 million in borrowing costs.

         Other Income (Expense)

         Our net other expense in 2002 resulted from the capital losses recorded in connection with the sale of USFilter's Distribution division ((euro)59 million), Bonna Sabla ((euro)44 million) and Schwarze Pumpe ((euro)24 million), a subsidiary of our Berlin water company, and a provision recorded for a German subsidiary of Veolia Water that does not conduct any water distribution activities in light of this subsidiary's anticipated results ((euro)10 million). These capital losses were only partially offset from capital gains of (euro)73 million recorded in connection with the sale of our minority interest in two U.K. water distribution companies, Bristol Water Holding and South Staffordshire, and a dilution gain of (euro)10.7 million that arose from the merger of FCC with Portland Valderrivas, which controlled Cementos Portland, FCC's main cement subsidiary.

         The amount for 2001 included a total capital gain and dilution gain of
(euro)121 million recorded in connection with the implementation of our strategic partnership agreement with EDF, a capital gain of (euro)23 million recorded by FCC in connection with the disposal of its interest in Safei and a capital gain of (euro)11 million in connection with the disposal of our interest in Midkent. These gains more than offset (euro)100 million in other expense incurred in connection with the impairment of certain assets of Berliner Wasser Betriebe that are not related to our water business.

         Tax Expense

         Our tax expense in 2002 was (euro)437.3 million, compared with tax expense of (euro)462.3 million in 2001. Our effective corporate income tax rate in 2002 was 36.2%, compared to 38.4% in 2001. The decline in our effective corporate income tax rate is primarily attributable to the positive effects of the French tax group status obtained by our company in 2001.

         Our Share in Net Earnings of Companies Accounted for by the Equity
Method

         Our share in net earnings of companies accounted for by the equity method reached (euro)39.0 million in 2002, compared to (euro)47.8 million in 2001. The largest contributions were made by companies accounted for by FCC using the equity method ((euro)19.5 million) and Proactiva ((euro)3.5 million) and our minority participations in U.K. water distribution companies that we sold in 2002 ((euro)9.2 million). The decrease in our share of net earnings of equity investments in 2002 is primarily attributable to the sale of our participations in Philadelphia Suburban Corporation (which contributed
(euro)11.9 million in 2001) and Bristol Water Holding and South Staffordshire (which together contributed (euro)13.7 million in 2001).

         Minority Interest

         Our minority interest expense totaled (euro)142.2 million in 2002, compared to (euro)131.2 million in 2001. The principal minority interests are related to FCC ((euro)108.7 million), Proactiva ((euro)(30.8) million), our energy services subsidiaries ((euro)24.8 million), our waste management subsidiaries ((euro)16.5 million), our water subsidiaries ((euro)7.0 million), our transportation subsidiaries ((euro)1.8 million) and holding companies ((euro)14.2 million, which reflects mainly interest paid to the holders of our subordinated convertible bonds).

         Consolidated Net Income

         We recorded consolidated net income of (euro)339.2 million in 2002, compared to a consolidated net loss of (euro)2,251.2 million in 2001. Our recurring consolidated net income, which excludes exceptional items and non-recurring charges, amounted to (euro)428.5 million in 2002, compared to recurring consolidated net income of (euro)420 million in 2001. Our recurring consolidated net income reflects our EBIT after adding or deducting, as the case may be, the recurring portion of goodwill amortization, financial income (expense), our share in net earnings of companies accounted for by the equity method, minority interests and ordinary tax expenses.

         The following table shows a breakdown of the main recurring and non-recurring elements in our consolidated net income in 2002:

                                        ----------------------------------------
      (in millions of(euro))             Recurring    Non-Recurring      Total
                                          --------      --------       --------
      EBIT                                1,971.3               -       1,971.3
      Restructuring Expenses                    -          (56.6)        (56.6)
      Goodwill Amortization               (250.2)          (77.0)       (327.2)
      Financial Income (Expense)          (706.0)            57.9       (648.1)
      Other Income (Expense)                    -          (59.7)        (59.7)
      Equity in Net Income of Affiliates     39.0               -          39.0
      Minority Interests(1)               (177.3)            35.1       (142.2)
      Tax Income (Expense)                (448.3)            11.0       (437.3)
                                          ------           ------        ------
           Total(2)                         428.5          (89.3)         339.2
                                        ----------------------------------------
      --------------------------------------
      (1) The non-recurring portion of our minority interests in 2002 includes
          (euro)21 million related to Proactiva and (euro)13.8 million related to several German water subsidiaries of Eaux de Berlin, a subsidiary of Veolia Water.
      (2) In 2001, we recorded (euro)2,671 million in non-recurring charges, of which (euro)2,611 million was attributable to the impairment of goodwill associated with USFilter.


         Based on our average number of shares outstanding during the year (370.2 million), our net earnings per share amounted to (euro)0.93 in 2002, compared to a net loss per share of (euro)6.55 in 2001 (based on 346.2 million shares outstanding on average over 2001). Our recurring net earnings per share amounted to (euro)1.16 in 2002, compared to recurring net earnings per share of
(euro)1.21 in 2001.

                         LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

         Net cash flow from operating activities includes funds generated from operations and changes in operating assets and liabilities. Net cash flow from operating activities increased by (euro)781.5 million from (euro)2.3 billion in 2002 to (euro)3.1 billion in 2003, due in part to the impact of the increase of our securitization and receivable sales program on net changes in our working capital. Excluding the impact of our securitization and receivable sales program, net cash flow from operating activities rose by 12% from (euro)2.5 billion in 2002 to (euro)2.8 billion in 2003. This increase of (euro)311 million was primarily due to an improvement in the management of our working capital. Excluding the impact of our securitization and receivable sales program, fluctuations in currency exchange rates and acquisitions and divestments, our working capital decreased by (euro)151 million, reflecting an improvement in the monitoring and control of our working capital needs. Excluding net changes in working capital, net cash flow from operating activities declined from (euro)2.8 billion in 2002 to (euro)2.7 billion in 2003.

         Net cash flow from investing activities includes cash flows resulting from acquisitions and divestitures of tangible and financial assets, acquisitions and disposals of businesses, equity-method investments and net changes in long-term and short-term loans made by our company in connection with its activities. Cash outflows from investing activities were (euro)3.1 billion in 2003, compared to an outflow of (euro)2.1 billion in 2002. Our cash outflow in 2003 resulted from (euro)2.5 billion in cash used in industrial investments (compared to (euro)2.6 billion in 2002), (euro)474 million in financial investments (compared to (euro)1.1 billion in 2002) and (euro)929 million in purchases of marketable securities (compared to an insignificant amount in 2002), net of (euro)720 million in cash generated by asset disposals (compared to (euro)1.8 billion in 2002).

         Net cash flow from financing activities was (euro)441 million in 2003, compared to a net cash outflow of (euro)570 million in 2002. Net cash flow from financing activities in 2003 is primarily attributable to additional short-term borrowings and long-term debt incurred by our company (which were used to reduce existing long-term debt) in the context of the implementation of our financing policy described under "-- Sources of Funds" below. Net cash outflow in 2002 resulted mainly from a reduction in our short-term debt following our (euro)1.5 billion capital increase in August 2002.

Sources of Funds

         Financings

         The main credit rating agencies, Moody's and Standard & Poor's, have assigned investment-grade credit ratings to our company. On April 28, 2003, Moody's confirmed our credit ratings (Baa1 for our long-term debt and P-2 for our short-term debt) and changed its outlook on our company from "negative" to "stable." On May 6, 2003, Standard & Poor's also confirmed our credit ratings (BBB+ for our long-term debt and A-2 for our short-term debt) and changed its outlook on our company from "stable" to "positive." See "Significant Changes--Recent Developments--General" for further developments relating to our credit ratings since January 1, 2004.

         We actively managed our financing policy in 2003. Our main programs and actions in 2003 included:

          o The continued implementation of our policy to concentrate all of our principal financings at the level of our company, which as of December 31, 2003 was the principal obligor of more than 65% of our outstanding consolidated debt; and

          o The continued implementation of our policy to extend the average maturity of our indebtedness, which increased from 4 years in 2002 to over 5 1/2 years in 2003.

         Our main financing activities in 2003 included:

          o The issuance of bonds to investors in a private placement in the United States in five separate tranches:

               - Tranche A, in a principal amount of(euro)33 million maturing on January 30, 2013,

               - Tranche B, in a principal amount of 7 million British pounds maturing on January 30, 2013,

               - Tranche C, in a principal amount of US$147 million maturing on January 30, 2013,

               - Tranche D, in a principal amount of US$125 million maturing on January 30, 2015, and

               - Tranche E, in a principal amount of US$85 million maturing on January 30, 2018;

          o The issuance of three new series of bonds under our Euro Medium Term Note (EMTN) program:

               - (euro)1 billion in bonds due May 28, 2013 that bear interest at a fixed rate of 4.875%,

               - (euro)750 million in bonds due May 28, 2018 that bear interest at a fixed rate of 5.375%, and

               - (euro)700 million in bonds due November 25, 2033 that bear interest at a fixed rate of 6.125%; and

     o The continued use of the securitization program adopted for our water operations in 2001, which as of December 31, 2003 amounted to
          (euro)430 million (compared to (euro)416 million as of December 31, 2002).

         To optimize the management of our working capital, in 2003 we renewed a receivables sales program, under which as of December 31, 2003 we have sold
(euro)998.3 million in receivables. We do not assume any obligation to guarantee or otherwise provide funds to cover shortfalls in collections in respect of sold receivables.

         The following table shows our total outstanding financial debt, net of cash and other financial assets, at December 31, 2003 and 2002.

                                                         At December 31,
                                                      2003            2002
                                                    (in millions of (euro))

        Long-Term Financial Debt                    12,586.4      12,913.0
        Short-Term Financial Debt                    3,826.7       3,795.9
                                                  ----------    ----------
             Total Financial Debt                   16,413.1      16,708.9
                                                  ----------    ----------
        Short-Term Loans                               409.9         487.6
        Long-Term Loans                                457.9         512.4
        Cash and Cash Equivalents                    2,538.4       2,381.9
        Other Marketable Securities                  1,202.6         260.6
                                                  ----------    ----------
             Total Financial Assets                  4,608.8       3,642.5
                                                  ==========    ==========
        Total Net Debt                              11,804.3      13,066.4

         Because our total net financing costs includes all of our financial income, net of charges, our net debt takes into account all financial assets that generate financial income, including our short-term and long-term loans and our marketable securities.

         We monitor the liquidity of our group in coordination with designated managers at the relevant operating level. The incurrence and management of new material financings of our group are centralized by our company in order to steer our present and future liquidity to optimum levels. We satisfy our financing needs through bank loans, commercial paper and debt issues on the international capital markets and the international private placement markets.

         At December 31, 2003, we had the following sources of funds available:


                                                                        millions of (euro)
                                                                     --------------------
         Our Company
              Undrawn Short-Term Credit Lines                                      880.0
              Undrawn Medium-Term Credit Lines                                   1,248.1
              Undrawn Portion of Medium Term Syndicated Loans                    4,445.6
              Marketable Securities                                              1,064.5
              Cash and Cash Equivalents                                            849.8
                                                                            ------------
         Our Subsidiaries
              Undrawn Medium-Term Credit Lines                                     435.0
              Marketable Securities                                                138.1
              Cash and Cash Equivalents                                          1,688.6
                                                                            ============
              Total                                                             10,749.7

          The following table lists the aggregate maturities of our long-term debt at December 31, 2003:

                                                              Payments Due by Period
                                                        --------------------------------------
                                                        Less than 2      2 to           Over 5
                                            Total         years         5 years         years
                                          ---------     ---------      ---------     ---------
                Bank Loans                  4,539.2       1,002.2        1,768.5       1,768.5
                Bonds                       8,047.2       2,084.9        1,941.7       4,020.6
                                          ---------     ---------      ---------     ---------
                Total                      12,586.4       3,087.1        3,710.2       5,789.1
                                          =========     =========      =========     =========

         In order to optimize our liquidity, we recently decided to replace our two existing syndicated credit facilities (one arranged by Societe Generale with (euro)2.2 billion outstanding due on November 3, 2004 and another arranged by Deutsche Bank with (euro)2.3 billion outstanding due on March 13, 2006) with a single (euro)3.5 billion 5-year syndicated credit facility arranged on February 19, 2004. This new syndicated credit facility, which extends the average maturity of our debt and improves our cost of financing, does not contain any financial covenants that trigger an early repayment of the facility. Furthermore, as of January 1, 2004, we had reduced the outstanding principal amount under a US$650 million syndicated credit facility arranged by Fleet National Bank in favor of Onyx Waste Services to US$425 million. This facility matures on August 18, 2005.

         We also continue to pursue our negotiations to further extend the maturity of our existing bilateral credit lines, to renew medium-term credit lines as they mature and to obtain new credit lines, mainly medium-term lines, without, to the extent possible, any financial covenants that could trigger an early repayment. Most of our debt instruments and loan agreements contain covenants that require us to maintain certain minimum financial ratios, including interest coverage and debt payout ratios, as defined in the relevant agreements. Each agreement contains different ratios and coverage amounts and, in an increasingly limited number of agreements, would allow our creditors to require us to repay all outstanding amounts in the event we cease to comply with one or more of these covenants. In most cases, a failure to comply with these covenants may allow the creditors to increase the interest rates on our financing. These covenants are described in Note 16 to our consolidated financial statements. We are currently in compliance with all of the financial covenants set forth in our debt instruments and agreements.

         Divestments and Disposals of Assets

         We received proceeds from divestments of (euro)720 million in 2003, of which (euro)121 million relate to the sale of Surface Preparation, (euro)191 million to the sale of Everpure, (euro)46 million to several subsidiaries of our Berlin water company, (euro)36 million to an Australian subsidiary and (euro)78 million to various sales by FCC. These divestments allow us to refocus our activities on our strategic businesses. In addition, we disposed of industrial assets amounting to (euro)226 million in 2003.

         We believe that our future capital requirements, including those for organic growth and selected acquisitions, can be met from operating cash flow, available financings and disposals of assets.

Use of Funds

         Capital Expenditures

         Capital expenditures amounted to (euro)2,456 million in 2003, a 5.6% decrease compared to (euro)2,603 million in 2002. This decrease is primarily attributable to our decision to prioritize less capital-intensive activities and to the impact of the implementation over the past few years of our policy to enhance our selectivity in our investments. Our capital expenditures were made in our different divisions in the following manner:

          o Capital expenditures in our water business amounted to (euro)1.0 billion in 2003 (a decrease of 7% over capital expenditures of (euro)1.1 billion in 2002), of which (euro)387 million were for growth-related spending (compared to (euro)503 million in 2002) and (euro)629 million were for replacement and maintenance spending (compared to (euro)584 million in 2002);

          o    Capital expenditures in our waste management business amounted to
               (euro)692 million in 2003 (a decrease of 6% over capital expenditures of (euro)739 million in 2002), of which (euro)358 million were for growth-related spending (compared to (euro)356 million in 2002) and (euro)334 million were for replacement and maintenance spending (compared to (euro)383 million in 2002);

          o    Capital expenditures in our energy services business amounted to
               (euro)322 million in 2003 (a decrease of 6% over capital expenditures of (euro)342 million in 2002), of which (euro)220 million were for growth-related spending (compared to (euro)246 million in 2002) and (euro)102 million were for replacement and maintenance spending (compared to (euro)96 million in 2002);

          o    Capital expenditures in our transportation business amounted to
               (euro)184 million in 2003 (an increase of 18.7% over capital expenditures of (euro)155 million in 2002), of which (euro)52 million were for growth-related spending (compared to (euro)47 million in 2002) and (euro)132 million were for replacement and maintenance spending (compared to (euro)108 million in 2002); and

          o Capital expenditures in Proactiva and our share (49%) of FCC's capital expenditures amounted to (euro)240 million (a decrease of 14.3% over capital expenditures of (euro)279 million in 2002), of which (euro)112 million were for growth-related spending (compared to (euro)127 million in 2002) and (euro)128 million were for replacement and maintenance spending (compared to (euro)152 million in 2002).

         Financial Investments

         Our financial investments, which consist of equity-method investments and other equity participations, totaled (euro)474 million in 2003, a (euro)657 million decrease over financial investments of (euro)1,131 million in 2002. Many of our financial investments consist of acquisitions of local entities or interests in local entities in connection with new contracts won outside France. The decline in 2003 is primarily attributable to increased selectivity in our investments. Our financial investments were made in our different divisions in the following manner:

          o Financial investments in our water business amounted to (euro)291 million in 2003 (compared to (euro)740 million in 2002), primarily relating to our investment in Southern Water ((euro)81 million), the operator of the Shenzhen contract in China ((euro)81 million), Genova Acque ((euro)25 million) and several less significant acquisitions in the United States ((euro)48 million);

          o Financial investments in our waste management business amounted to(euro)31 million in 2003 (compared to(euro)104 million in 2002), none of which is of a significant amount;

          o    Financial investments in our energy services business amounted to
               (euro)68 million in 2003 (compared to (euro)94 million in 2002), primarily relating to the acquisition of Giglio in Italy ((euro)33 million) and our investment in ZTO in the Czech Republic ((euro)15 million);

          o    Financial investments in our transportation business amounted to
               (euro)37 million in 2003 (compared to (euro)112 million in 2002), of which (euro)22 million relate to the acquisition of FFR in Norway.

         The remaining (euro)47 million in financial investments relate to investments made by FCC, Proactiva and our company.

         Refinancing of Southern Water Participation

         In accordance with the agreement signed with Southern Water Capital, in 2003 we refinanced our investment in Southern Water. As of July 23, 2003, our total investment in Southern Water amounted to (pound)56 million ((euro)81 million).

         Research and Development; Patents and Licenses

         See "Information on the Company -- Business Overview -- Research and Development" and "Information on the Company -- Business Overview -- Intellectual Property" for a description of our investments in these areas.

         Management of Investments - Return on Capital Employed (ROCE)

         Our investment policy requires us to analyze different criteria in making investment decisions, including decisions relating to capital expenditures, financial investments and research and development expenses. In order to manage the profitability of our contracts globally, we use a measure of performance, which we refer to as "return on capital employed" or "ROCE," that measures our ability to provide a return on the capital invested in our business. We define ROCE as the relation between our results of operations, net of tax, and the average amount of capital employed in our business over the same period.

         For purposes of calculating ROCE, we define results of operations, net, as the sum of operating income (loss) before amortization charges and restructuring costs (EBIT) and equity in net income of affiliates (before amortization of goodwill associated with equity investments in affiliates), less income taxes. The following table shows the calculation of our results of operations, net of tax, in 2003 and 2002:

                                                          At December 31,
                                                    2003                 2002
                                                     (in millions of (euro))

        EBIT(1)                                    1,748.6              1,847.3
        Income Taxes(2)                            (335.4)              (437.3)
        Equity in Income of Affiliates(3)             47.4                 40.4
                                                  --------             ---------
        Results of Operations, Net(4)              1,460.6              1,450.4
        -------------------
        (1)  Excluding EBIT of businesses sold in 2002 and 2003.
        (2) Excluding tax income (expense) related to divestments currently in progress, which represented tax income of (euro)61 million in 2003. See "--Overview--Major Developments in 2003--Strategic
             Review of Our North American Water Assets."
        (3) Before amortization of goodwill recorded in connection with these investments.
        (4)  Excluding EBIT of businesses sold in 2002 and 2003. Including
             EBIT of these businesses, our results of operations, net, amounted to (euro)1,462.9 million in 2003 and (euro)1,574.4 million in 2002.

         We determine the average amount of capital invested in our business as the average of our invested capital at each of the beginning and the end of the relevant period. The following table shows the calculation of the average amount of our capital invested in 2003 and 2002:

                                                                                    At December 31,
                                                                       2003                  2002                 2001
                                                                                  (in millions of (euro))

Property, Plant and Equipment, Net                                        14,419.2             14,540.8          14,191.3
Goodwill(1)                                                                5,313.4              7,531.9           8,035.8
Other Intangible Assets, Net                                               2,749.1              3,904.9           4,477.0
Investments accounted for using the Equity Method(2)                         449.9                453.6             528.9
Working Capital(3)                                                          (18.9)                712.6             670.4
Reserves and Allowances                                                  (2,913.9)            (2,946.1)         (3,195.7)
Deferred Income(4)                                                         (850.5)              (674.4)           (623.8)
Other Long Term Debt                                                       (399.3)              (427.5)           (496.6)
                                                                    --------------       --------------      ------------
Total Capital Invested                                                    18,749.0             23,095.8          23,587.3
Capital Invested in Businesses Sold in 2002 and 2003                       (130.8)            (1,219.0)
                                                                    --------------       --------------
Average Total Capital Invested(5)                                         20,857.0             22,732.1

------------------------
(1) Before write-offs of goodwill, which related mainly to USFilter and Proactiva.
(2) Net of extraordinary depreciation and excluding amortization of goodwill recorded in connection with these investments.
(3) We define working capital as inventories and work in progress and accounts receivable, less accounts payable. Working capital does not include any deferred tax assets (liabilities) related to divestments currently in progress, which amounted to (euro)55 million in 2003. See "--Overview--Major Developments in 2003--Strategic Review of Our North American Water Assets."
(4) Excluding financing of co-generation facilities in our energy services division, which amounted to (euro)624.5 million in 2003, (euro)739.0 million in 2002 and (euro)859.3 million in 2001. The proceeds of the securitizations were used to finance the acquisition of these facilities. See Note 14 to our consolidated financial statements.
(5) Excluding capital invested in businesses sold in 2002 and 2003. Including this capital, our average total capital invested amounted to
         (euro)20,922.4 in 2003 and (euro)23,341.6 in 2002.



                                    Results of       Average Total        ROCE
                                  Operations, Net   Capital Invested
        (in millions of(euro))                       During the Year

        2002                          1,450.4           22,732.1          6.4%
        2003                          1,460.6           20,857.0          7.0%


         The ROCE in our business in 2003 was 7.0% (compared to 6.7% in 2002). Excluding businesses sold in 2002 and 2003, ROCE in 2003 was 7.0% (compared to 6.4% in 2002). The improvement in our ROCE in 2003 is mainly attributable to the significant write-off of goodwill associated with our U.S. activities recorded in 2003, as well as the improved profitability of our water activities (except in the United States), our waste management activities and our energy services activities. Unlike our results of operations, ROCE is not significantly affected by fluctuations in currency exchange rates.

         We aim to improve our ROCE in order to increase our profits, while continuing to develop our business by obtaining new contracts.

                   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                         Directors and Senior Management

         Until April 30, 2003, our company was a societe anonyme a directoire et conseil de surveillance, a form of stock corporation with a two-tier management structure pursuant to which a management board (directoire) managed our day-to-day affairs under the general supervision of a supervisory board (conseil de surveillance). The members of our supervisory board were elected by our shareholders, while the members of our management board were appointed by our supervisory board.

         On April 30, 2003, our shareholders approved the change of our corporate form to a societe anonyme a conseil d'administration, which is a French corporation with a single board of directors. As a result, several of the members of our supervisory board became members of our board of directors, while the members of our management board continue to hold management positions with our company, but are not members of our board of directors, except for the former chairman of our management board, Mr. Henri Proglio.

Board of Directors

         At its meeting on April 30, 2003, our board of directors adopted a charter aimed at following the recommendations of the report of a French blue ribbon panel presided over by Mr. Daniel Bouton for the improvement of corporate governance in French public companies.

         Composition

         Pursuant to our articles of association, our board of directors must have between 3 and 18 members. Each director must own at least 750 of our shares in registered form. Our articles of association provide that each director is elected by the shareholders at an ordinary general meeting of the shareholders for a renewable six-year term. However, the terms of half of our directors (or, if we have an uneven number of directors, half plus one additional director) will be renewable for six years every three years. Each director is elected by the shareholders at an ordinary general meeting of the shareholders based on proposals by the board of directors, which itself receives proposals from the nominations and compensation committee. The board of directors elects a chairman and, if necessary, one or two vice-chairmen, for a term not exceeding the length of such persons' terms as directors.

         Our directors can be removed from office by a majority shareholder vote at any time. Our board of directors currently consists of 14 members, who were all elected at our ordinary general meeting of shareholders on April 30, 2003 for six years, except for 7 directors whose terms will end in 2006 in accordance with the rolling renewal mechanism described above. These directors are Serge Michel, Daniel Bouton, Jean-Marc Espalioux, Jacques Espinasse, Paul-Louis Girardot, Georges Ralli and Murray Stuart.

         Independence of Directors

         To qualify as "independent" under our charter, a director must not have any relations with our company, our subsidiaries or our management that could impair his objective judgment. In particular, an independent director must:

          o not be an employee of our company, a director or executive officer of our former parent company or any of its subsidiaries, or have held any of these positions during the past 3 years,

          o not be a director of a company in which we directly or indirectly hold a directorship or in respect of which a director or other employee specially appointed for such purpose by us (presently or within the past 3 years) holds a directorship,

          o not be a client, supplier, investment banker or commercial banker (or any person related, directly or indirectly, to these persons) that has provided material financing to us or our subsidiaries, or for whom we or our subsidiaries represent a material portion of such person's business,

          o not have close family ties with one of our directors or members of our senior management,

          o    not have been an auditor for us during the past 5 years, and

          o not have been a member of our supervisory board or, as from April 2003, our board of directors, for more than 12 years.

         Our definition of an independent director is in many respects more restrictive than the independence criteria set forth in the rules recently adopted by the U.S. Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002. Under its charter, our board of directors may deem that one of its members is independent in light of the specific facts and circumstances of that member, his share ownership or any other reason, even if that member fails to meet the criteria described above. Further, if a director holds at least 10% of our shares, or represents a legal entity that holds at least 10% of our shares, our board of directors will determine whether that member may be considered independent on the basis of a report prepared by the nominations and compensation committee, the structure of our shareholder base and the existence of potential conflicts of interest.

         On March 30, 2004, our nominations and compensation committee conducted an evaluation of the independence of our directors and submitted its conclusions to our board of directors. On April 5, 2004, our board of directors determined that Messrs. Jean Azema, Philippe Kourilsky, Arthur Laffer, Louis Schweitzer, Murray Stuart, Daniel Bouton, Jean-Marc Espalioux, Francis Mayer, Beaudoin Prot and Georges Ralli qualified as independent directors under the independence criteria set forth above and the particular facts and circumstances involved. Regarding Messrs. Bouton, Prot and Ralli in particular, they were deemed to satisfy our independence criteria, despite the banking relationship we maintain with Societe Generale, BNP Paribas and Banque Lazard, respectively. The board of directors concluded so on the basis of our financial situation as well as the limited nature of our commitments with these banks. As a result, our board of directors currently contains ten independent directors.

         Compensation

         Director compensation may take two forms: compensation paid for attending meetings of our board of directors (jetons de presence), which is set by our annual shareholders' meeting and modified at subsequent meetings if necessary, and exceptional compensation, which may be awarded by the board of directors under conditions set by law.

         Functioning

         Under French law, the chairman of our board of directors organizes and supervises the work of the board, on which he reports to shareholders. The chairman is also responsible for supervising our corporate organs and, in particular, ensuring that our directors are capable of fulfilling their duties. Under the French commercial code, our directors can be held civilly liable for unlawful actions and omissions taken in connection with their duties as directors, particularly for failing to supervise adequately the management of our company.

         Directors may participate in board deliberations through videoconference. They are deemed present for purposes of calculating quorum and majority requirements when participating through such means, except when the following decisions are made: election or removal of a chairman or vice-chairman of the board and determination of his or her compensation, removal of the chief executive officer, nomination, removal and compensation of executive officers, establishment of unconsolidated financial statements and related management reports and establishment of consolidated financial statements and related management reports.

         The charter of our board of directors calls for the board to meet at least four times per year. During the 2003 fiscal year, the board of directors met five times between April 30, 2003, the date of the board's creation, and December 31, 2003. Our former supervisory board met three times between January 1, 2003 and April 30, 2003.

         Under its charter, our board of directors is required to evaluate its work and procedures each year, verify that important matters are adequately prepared and discussed within the board and measure the contribution to its work and the participation in its debates by each of its members. The evaluation for the 2003 fiscal year occurred during the first quarter of 2004 (with the preliminary analysis being conducted under the supervision of the nominations and compensation committee), and the functioning of our board of directors and its committees during 2003 was considered to be satisfactory as a whole by our directors.

         In addition, the board of directors must devote at least one meeting per year to a review of our entire commercial and financial strategy. In 2003, two meetings of the board of directors were devoted in particular to a review of our strategy.

         Information Available to Directors

         Each director is entitled to obtain, before each board meeting, those documents and other information from management that he believes would be useful or necessary in allowing him to fully exercise his duties as a director. The chairman must supply our directors with information and must communicate to our directors in a continuous manner all significant information concerning our company.

         In order to perform their duties, directors may meet with our principal executive officers upon prior notice to the chairman of the board of directors. At the request of the chairman or a director, an executive officer may be invited to a meeting of the board of directors.

         Duties of Directors

         The charter of the board of directors provides that each of our directors is bound by a number of duties and obligations, including:

          o an obligation to inform himself of and comply with all applicable laws,

          o    a duty to act in the corporate interest of our company,

          o an obligation to inform the board of directors of any existing or potential conflict of interest and to abstain from voting in any situation where such a conflict of interest exists, as well as an obligation to inform the chairman of the board of any agreement entered into by our company or on our behalf in which he has any direct or indirect interest,

          o    a duty of loyalty,

          o    a duty of professional secrecy, and

          o an obligation to comply with our company's insider trading policy.

         Powers of the Board of Directors

         Under French law and our articles of association, our board of directors has broad powers to act on behalf of our company to further our corporate purposes and to define and implement our company's policies, subject to those powers expressly granted by law or our articles of association to our shareholders.

         In addition, decisions of our chief executive officer on any of the following matters are subject to the prior authorization of our board of directors: (i) strategic orientation of our group, (ii) transactions in line with our strategy in excess of (euro)300 million per transaction or, if these transactions are not part of our budget, in excess of (euro)150 million, (iii) transactions not in line with our strategy in excess of (euro)100 million per transaction, (iv) financing transactions (whatever their terms) representing an amount in excess of (euro)1.5 billion per transaction, and (v) transactions involving our shares representing an amount in excess of 1% of our total outstanding shares.

         Board Members

         The following table sets forth the names and ages of the members of our board of directors, their current function in our company and their principal business activities outside of our company. Unless otherwise noted below, the terms of the members of our board of directors expire on the date of the general shareholders' meeting called to approve our financial statements for fiscal year 2008, except for the terms of Messrs. Michel, Bouton, Espalioux, Espinasse, Girardot, Ralli and Stuart, which expire on the date of the general shareholders' meeting called to approve our financial statements for fiscal year 2005.

          Name               Age        Function in Veolia           Principal Business          Date Initially
                                           Environnement             Activities Outside            Appointed
                                                                    Veolia Environnement
        --------           --------          --------                    --------                   --------
Henri Proglio                54         Chairman and Chief                  None                   April 2003
                                         Executive Officer

Jean Azema*                  51              Director              CEO of Groupama SA and          April 2003
                                                                Federation Nationale Groupama

Daniel Bouton*               53              Director            Chairman and CEO of Societe       April 2003
                                                                          Generale

Jean-Marc Espalioux*         51              Director            Chairman of the Management        April 2003
                                                                       Board of Accor

Jacques Espinasse            60              Director           Executive Vice President and       April 2003
                                                                  CFO of Vivendi Universal

Paul-Louis Girardot          70              Director            Chairman of the Supervisory       April 2003
                                                                 Board of Compagnie Generale
                                                                          des Eaux

Philippe Kourilsky*          60              Director          Chief Executive Officer of the      April 2003
                                                                      Institut Pasteur

Arthur Laffer*               63              Director           Chairman and Chief Executive       April 2003
                                                                Officer of Laffer Associates
                                                                   and Laffer Investments

Francis Mayer*               53              Director            Chief Executive Officer of        April 2003
                                                                    Caisse des Depots et
                                                                        Consignations
Serge Michel                 77              Director                Chairman of Soficot           April 2003


Baudouin Prot*               52              Director           Director and Chief Executive       April 2003
                                                                   Officer of BNP Paribas

Georges Ralli*               56              Director            Executive Vice President of       April 2003
                                                                      Lazard Freres SAS

Louis Schweitzer*            61              Director            Chairman and CEO of Renault       April 2003

Murray Stuart*               70              Director                                              April 2003

----------------
*      Independent directors.


         All positions and offices of our directors indicated below are given as of February 15, 2004.

         Henri Proglio is a graduate of the HEC business school in Paris. He joined Compagnie Generale des Eaux in 1972 and was appointed President and Chief Executive Officer of CGEA in 1990. He was appointed Executive Vice President of Vivendi Universal and President and Chief Executive Officer of Vivendi Water in 1999. He became Chairman of our Management Board in 2000 and Chairman of our Board of Directors and Chief Executive Officer in April 2003. Mr. Proglio is a director of Thales, EDF International, CNES, Casino Guichard-Perrachon, SARP Industries, Dalkia International, B 1998 SL, FCC, Onyx North America Corp., USFilter Corp. and Veolia UK Ltd., a member of the Supervisory Board of Elior and of A and B Dalkia, a manager of Compagnie Generale des Eaux, chairman of the board of directors of Veolia Water, CGEA Onyx and CGEA Connex, and a member and vice-chairman of the Supervisory Board of SARP.

         Jean Azema holds an engineering degree from the Ecole Superieure d'Agriculture de Purpan (ESAP) and is a graduate of the Centre National d'Etudes Superieures de Securite Sociale (CNESS). From 1987 to 1995, Mr. Azema served as Chief Financial Officer of Groupama Vie, and later as Director of Investments, Director of Consolidation and finally Insurance Director of Groupama. In 1996, he was appointed Chief Executive Officer of Groupama Southwest and, in 1998, of Groupama South. Since June 2000, Mr. Azema has served as Chief Executive Officer of Caisse Centrale Groupama. He has also been the President of the French Federation of Mutual Insurance Companies (Federation Francaise des Societes d'Assurance Mutuelles) since December 2001. Mr. Azema is a director of Societe Generale, ACMA and Mediobanca, and represents both Groupama SA on the board of directors of Bollore Investissement, and Groupama Investissements on the supervisory board of Gimar Finance & Compagnie.

         Daniel Bouton holds a degree in political science and is a graduate of the Ecole Nationale d'Administration (ENA). As part of the French financial controllers' civil service corps, he occupied a number of different positions in the French Ministry of Economy, Finance and Industry, including that of Budget Director, between 1988 and 1991. Since 1991 he has worked at Societe Generale, serving as Managing Director from 1993 to 1997, and as President from 1997 to the present. Mr. Bouton is a director of Arcelor, Schneider Electric SA and Total SA.

         Jean-Marc Espalioux holds degrees in political science, law and economics, is an alumnus of the ENA and served in the French financial controllers' civil service corps from 1978 to 1983. In 1984 he joined Compagnie Generale des Eaux, where he served as Chief Financial Officer from 1987 to 1996 and as Deputy Managing Director from 1996 to 1997. Having been a director of Accor from 1987 to 1996, he was appointed to his current position as President of the Management Board of Accor in 1997. Mr. Espalioux is a director of Air France and a deputy of the supervisory board of Caisse Nationale des Caisses d'Epargne.

         Jacques Espinasse holds an MBA degree from the University of Michigan. Since 2002, Mr. Espinasse has served as Executive Vice President and Chief Financial Officer of Vivendi Universal. Prior to 2002, Mr. Espinasse was the Chief Executive Officer (from 1999) and a Director (from 2001) of TPS - Television Par Satellite. Before joining TPS, he held several senior positions within large French companies, including CEP Communication, Groupe Larousse Nathan, where he was appointed Executive Vice President in 1984, and Groupe Havas, where he was appointed Chief Financial Officer in 1985 and, at the time of the privatization of Havas, served as Executive Vice President from 1987 to 1994. Mr. Espinasse is now the assistant Chief Executive Officer and Chief Financial Officer of Vivendi Universal. Mr. Espinasse is the President of Light France Acquisition (SAS), a member of the supervisory board of Group Canal+ and Maroc Telecom and a director of Multithematiques and Vivendi Universal Publishing. He is also a vice president of Vivendi Communications NA and represents Vivendi Universal on the board of directors of UGC and SFR.

         Paul-Louis Girardot was a Director and the Chief Executive Officer of Vivendi Universal until 1998. He was a member of our supervisory board from October 2000 to April 2003, and currently serves as the Chairman of the Supervisory Board of Compagnie Generale des Eaux. Mr. Girardot is also a member of the supervisory boards of Dalkia and Compagnie Generale des Eaux et de l'Ozone, and a member of the boards of directors of Connex and Onyx. Mr. Girardot has been chairman of the supervisory board of the Compagnie Generale des Eaux since 2001.

         Philippe Kourilsky is a graduate of the Ecole Polytechnique in France. He joined the Institut Pasteur in 1972, which he currently presides over as chief executive officer. Mr. Kourilsky is a director of the Institut Curie, the Institut Pasteur of Lille, Aventis Pasteur, the French National Aids Research Agency (Agence Nationale de Recherches sur le Sida or ANRS) and the "For Science" Foundation. He is also a professor at the College de France.

         Arthur Laffer, PhD holds degrees in economics from Yale and Stanford Universities. He has a long and distinguished career in academia as well as in public service. He has held professorships at the Universities of Chicago, Southern California and Pepperdine. He has been Economic Director of the Federal Office of Management and Budget (1970), special advisor to the Secretary of the Treasury and to the Secretary of Defense (1972-1977) and a member of the Presidential Council of Economic Advisors (1981 to 1989). Mr. Laffer is also a founding member of the Policy Consultative Committee of the U.S. Congress. Mr. Laffer is a director of MasTec Inc., Oxigene Inc., Nicholas-Applegate Growth Equity Fund, Petco Animal Supplies and Provide Commerce.

         Francis Mayer is a graduate of the Ecole Nationale d'Administration
(ENA) and a tenured university professor. He joined the French Finance Ministry in 1986 where, after holding several positions, he became Deputy Director in 1994. In October 1997, Mr. Mayer was appointed President of the Paris Club, and in October 1999 Vice President of the European Investment Bank, where he had served as a member of its board of directors since 1994. Mr. Mayer has been the Chief Executive Officer of the Caisse des Depots et Consignations (CDC) since October 2002. Mr. Mayer is the Chairman of the Supervisory Board of CDC Ixis and a director of CDC Ixis Private Equity, CDC Holding Finance, Eulia, Casino Guichard-Perrachon and Dexia. He is also a member of the Supervisory Board of CNCE and a permanent representative of CDC on the Supervisory Board of CNPA, as well as a permanent representative of CDC-Ixis on the Supervisory Board of CDC Ixis Capital Markets.

         Serge Michel has spent his entire career in the construction and public works business, having served as Deputy Managing Director and President of SOGEA, President of Vinci, President of CISE and, until 1992, Deputy Managing Director of Vivendi Universal. He is currently President of Soficot, founded in 1997, CIAM and Carre des Champs Elysees. Mr. Michel is a director of SARP Industries, Vinci, Vinci Construction, Eiffage, DB Logistique, STBB, LCC, Fomento de Construcciones y Contratas, FCC Construccion and Cementos Portland. He is also president of the supervisory board of SEGEX and a member of the supervisory board of Compagnie des Eaux de Paris and G+H Montage, and a permanent representative of EDRIF on the supervisory board of Compagnie Generale des Eaux as well as a permanent representative of CEPH on the board of directors of SEDIBEX.

         Baudouin Prot is a graduate of the HEC business school in Paris and the Ecole Nationale d'Administration (ENA). From 1974 to 1983, Mr. Prot was successively the Deputy Prefect of the Franche-Comte region of France, the French General Inspector of Finance, and the Deputy Director of Energy and Raw Materials of the Ministry of Industry. He joined Banque Nationale de Paris (BNP) in 1983, where he served in various positions before becoming Executive Vice-President in 1992 and Chief Executive Officer in 1996. After having been a director of BNP Paribas since March 2000, he was named chairman of the board of directors of BNP Paribas in June 2003. In addition to several directorships within the BNP Paribas group, Mr. Prot is also a member of the supervisory board of Pinault-Printemps-Redoute and a permanent representative of BNP Paribas on the board of directors of Accor.

         Georges Ralli holds degrees in finance, political science (from the Paris Institute of Political Science (IEP)) and business. He has been a partner of Lazard Freres since 1993, having joined the bank in 1986. He began his banking career at Credit Lyonnais (1970-1981) and later headed the department of financial negotiations at Credit du Nord. In 1982 he served as Secretary of the Commission for the Development and Protection of Savings. Mr. Ralli is an executive vice president and managing partner of Lazard Freres SAS, an executive vice president and managing partner of Maison Lazard SAS, deputy chairman of Lazard LLC, a managing partner of Partena and deputy chief executive and director of Lazard Freres Banque. He also serves as a director of Fonds Partenaires Gestion, V.L.G.I., Chargeurs, Silic and Eurazeo.

         Louis Schweitzer is a graduate of the Institut d'Etudes Politiques de Paris and the Ecole Nationale d'Administration. He has served as Inspector of Finances and, from 1981 to 1986, as Chief of Staff of Mr. Laurent Fabius, who over the same period was Deputy Minister of Budget, Minister of Industry and Research and Prime Minister of France. In 1986, Mr. Schweitzer joined Renault's senior management as Director, and later served as Director of Planning and Management Control, Chief Financial Officer (in 1989) and Executive Vice President. He became Chief Executive Officer of Renault in 1990 and Chairman and Chief Executive Officer in May 1992. Mr. Schweitzer is a director of Renault Credit International-Banque, EDF, BNP Paribas and AB Volvo. He is also the chairman of the management board of Renault-Nissan BV and a member of the supervisory board of Philips.

         Murray Stuart holds degrees in literature and law from the University of Glasgow, and is also trained as an accountant. Mr. Stuart has worked for International Computers Plc (as Chief Financial Officer and Deputy Director), Carnaud Metalbox (as Managing Director and President) and Scottish Power Plc (as President from 1992 to 2000). He has also served as President of Trust Hammersmith Hospitals NHS, an important public health education and research center in London, and as a director of Royal Bank of Scotland Group plc. Mr. Stuart is a member of the European Consultative Committee of Credit Lyonnais.

Management

         Our board of directors directs the manner in which we are managed in accordance with our articles of association. In particular, our board of directors appoints a chief executive officer to manage our business on a day-to-day basis. The chairman of our board of directors may serve, if appointed by the board of directors, as chief executive officer. On April 30, 2003, our board of directors appointed its chairman, Mr. Henri Proglio, to act as our chief executive officer. The chief executive officer has broad powers to act on our behalf, including the power to represent us in dealings with third parties, within the limits of our corporate purpose and the powers expressly reserved to our shareholders and our board of directors.

         Following the change of our corporate form on April 30, 2003, and in application of our governance principles, our chairman and chief executive officer created an executive committee composed of seven members (all of whom, with the exception of Mr. Eric Marie de Ficquelmont, were members of our former management board until April 30, 2003). Our executive committee meets approximately every fifteen days.

         The following table sets forth the names and ages of the members of our executive committee, their current function in our company and their principal business activities outside of our company.

        Name             Age             Function in Veolia Environnement               Principal Business
                                                                                        Activities Outside
                                                                                       Veolia Environnement
      --------         --------                     --------                                --------
Henri Proglio             54           Chairman and Chief Executive Officer                    None

Jerome Contamine          46              Senior Executive Vice President                      None

Eric Marie de             49        Executive Vice President - Human Resources                 None
Ficquelmont

Antoine Frerot            45                  Head of Water Division                           None

Denis Gasquet             50             Head of Waste Management Division                     None

Olivier Barbaroux         48             Head of Energy Services Division                      None

Stephane Richard          42              Head of Transportation Division          Chairman of the Supervisory
                                                                                         Board of Nexity

                                  Compensation

         The members of our board of directors received the following compensation during the 2003 fiscal year for services to us and our subsidiaries, including benefits and compensation paid for attending meetings of our board of directors (jetons de presence):

                                             Compensation paid (in (euro)) by
                                             --------------------------------
                                                   Our               Our
                                                 company         subsidiaries
                                                 --------       ------------
Mr. Henri Proglio                             1,447,219(1)        165,924
Jean Azema**/***                                    49,583              0
Daniel Bouton**/***                                 41,250              0
Jean-Marc Espalioux**/***                           62,083              0
Jacques Espinasse**/***                             41,250              0
Paul-Louis Girardot**/***                           53,750         35,817
Philippe Kourilsky                                  23,333              0
Arthur Laffer*/**/***                               30,937              0
Francis Mayer                                       23,333              0
Serge Michel**/***                                  73,125         98,794
Baudoin Prot                                        23,333              0
Georges Ralli**/***                                 47,292              0
Louis Schweitzer**                                  47,500              0
Murray Stuart*/**/***                               49,061              0
----------------
*     After withholding taxes.
** This amount includes compensation received in their capacity as supervisory board members between January 1, 2003 and April 30, 2003.
*** This amount includes compensation granted in 2002 (corresponding to the fourth quarter of 2002) and paid in January 2003.
(1) Consisting of (euro)1,423,886 in gross compensation and (euro)23,333 in directors' fees. The amount of compensation includes the fixed portion of compensation for the 2003 fiscal year (i.e., (euro)900,000) and the variable portion of compensation relating to the 2002 fiscal year which was paid in early 2003.

         With the exception of Mr. Henri Proglio, the members of the board of directors did not receive any compensation in 2003 other than the fees paid in connection with their participation in board or committee meetings (jetons de presence). The figures above therefore represent such persons' compensation for serving as directors only.

         Members of our former supervisory board whose functions ceased as of April 30, 2003 received the following compensation from us between January 1, 2003 and April 30, 2003 in connection with their service on the supervisory board (including compensation corresponding to the fourth quarter of 2002, paid in January 2003):

                                              Compensation paid (in (euro)) by
                                                      our company
                                                -------------------------
Jean-Rene Fourtou                                        17,917
Richard Heckmann*                                        13,437
Jean-Marie Messier*                                      8,750
Antoine Zacharias                                        17,917
----------------
*     After withholding taxes.

         Members of our former management board whose functions ceased as of April 30, 2003 received the following compensation from us between January 1, 2003 and April 30, 2003 in connection with their service:


                                                 Compensation paid (in (euro),
                                                 except for Mr. Seidel, who
                                                    was paid in US$) by
                                                           --------
                                                      Our            Our
                                                    company     subsidiaries
                                                    --------    -------------
Olivier Barbaroux*                                         0        261,125
Jerome Contamine*                                    351,824              0
Antoine Frerot*                                            0        259,373
Denis Gasquet*                                             0        259,373
Stephane Richard                                           0         85,884
Andrew Seidel                                              0        155,877
----------------
*     Including variable part of 2002 compensation paid in early 2003.

                                 BOARD PRACTICES

         None of our directors or executive officers are parties to contracts with us or our subsidiaries that provide for the award of benefits upon termination of their employment.

         In December 2000, our supervisory board created an audit and transactions committee and a directors and senior managers committee. In September 2001, our supervisory board also created a commitments committee. On March 3, 2003, our supervisory board replaced our three existing committees with two new committees: an accounts, audit and commitments committee and a nominations and compensation committee. On April 30, 2003, our new board of directors maintained an accounts, audit and commitments committee and a nominations and compensation committee with the same powers and duties as those created by our supervisory board on March 3, 2003.

         Accounts, audit and commitments committee

         Our accounts, audit and commitments committee performs the following functions:

          o Regarding accounting matters, the committee reviews with the auditors the appropriateness and permanence of the accounting methods adopted to prepare the financial statements and the adequate treatment of significant transactions, examines the method and rationale for consolidation of subsidiaries and receives any necessary explanations, provides an opinion on the draft financial statements prepared by management before they are presented to the board of directors, including on the off-balance sheet commitments, and meets, if necessary, with the auditors and management to discuss, among other things, amortization and depreciation, reserves, treatment of overvalued assets, off-balance sheet commitments and principles of consolidation. The committee's review of the financial statements must be accompanied by a letter from the auditors highlighting the key figures and the selection of accounting options, as well as a letter from the chief financial officer describing significant off-balance sheet commitments. The committee is entitled to meet with the auditors outside the presence of our management.

          o Regarding internal controls and auditing, the committee is informed of the procedures established to identify significant risks, examines the internal audit plan and receives a periodic summary of the internal audit reports and upon request, the full internal audit reports. The committee also examines our internal audit plan once a year and meets as necessary with the internal audit director to discuss the organization of the internal audit department.

          o Regarding the supervision of our independent auditors, the committee examines the auditors' work plan and meets as necessary with the auditors and our management, including our accounting and treasury officers. It is also entitled to meet with the auditors outside the presence of our management. The committee supervises the procedure for selecting the independent auditors. Any permissible non-audit services to be performed by the auditors require the prior approval of the committee, which also reviews the fees we pay to the auditors for all of their services and assures that the portion of revenue of the audit firm and its network represented by such fees does not call into question the independence of the auditors.

         During 2003, in addition to examining our semi-annual and annual financial statements, the committee completed important work within the framework of a 12-month program, which included a review of our current accounting principles, our off-balance sheet commitments, our liquidity and our financing capacity. The committee oversaw the implementation of a new internal audit program and a new internal controls program, and reviewed the duties, controls and fees of our auditors. Finally, the committee reviewed matters related to changes in accounting standards and information systems.

         Pursuant to the committee's charter, members must be selected on the basis of their financial or accounting competencies and must be provided with financial, operating and accounting information about us. The committee currently consists of three members, all of whom are independent: Murray Stuart (chairman), Jean Azema and Jean-Marc Espalioux.

         Nominations and compensation committee

         Our nominations and compensation committee makes recommendations on the compensation of our directors and the members of our executive committee, in particular with respect to variable compensation, stock options, retirement provisions and all other benefits. The committee also proposes a total amount of jetons de presence paid to directors and approved at annual shareholders' meetings, advises the board of directors on the stock option policy established by management and on the award of stock options. The committee is also informed of the compensation policy for our primary executive officers and those of our main subsidiaries. It examines all share capital increases reserved for employees and any questions submitted by the chairman of our board of directors on the matters set forth above. The committee may hire specialized consultants in connection with senior management compensation issues.

         The committee also performs an annual evaluation on a case-by-case basis of the independence of each director in light of the criteria for independence mentioned in the board of directors' charter and submits its findings to the board, and submits its opinion on the performance of the chairman and members of the board of directors.

         In 2003, the nominations and compensation committee's work was principally dedicated to the selection of our directors (appointed at the general shareholders' meeting of April 30, 2003) and committee members (appointed by the board on April 30, 2003).

         The committee is required to stay informed about the compensation of our officers as well as those of our subsidiaries and to prepare and select our directors and senior managers and arrange for their succession. It also recommends the nomination of members and a chairman for each of our committees. The choice of candidates for directors is guided by the interests of the company and shareholders and must strive to reflect a diversity of experience and points of view while ensuring the board's objectivity and independence with respect to a shareholder or group of shareholders. The committee also strives to achieve that independent directors represent at least half of the members of our board of directors, two-thirds of the members of the accounts, audit and commitments committee and half of the members of the nominations and compensation committee.

         The committee's charter provides that the committee must be composed of between three and five members selected by the board of directors upon the recommendation of the then current members of the nominations and compensation committee. The committee currently consists of three members, one of whom is independent(*): Messrs. Serge Michel (chairman), Paul-Louis Girardot and Louis Schweitzer(*). The committee meets at the request of its chairman or the chairman of the board of directors at least two times each year.

         Disclosure committee

         In addition to these committees, our chief executive officer and our chief financial officer created a disclosure committee, which was presented to our management board on December 11, 2002. Our chief executive officer or, in his absence, our senior executive vice president presides over meetings of the disclosure committee. In addition to our chief executive officer and our senior executive vice president, the permanent members of the committee include the heads of each of our divisions (water, energy services, waste management and transportation) and the principal executive officers of our corporate departments.

         Pursuant to its charter, the disclosure committee:

          o oversees the implementation of internal procedures to collect information about our company that will be disclosed to the public,

          o appoints the individual(s) who prepare our reports and other communications,

          o stays informed about each draft report or communication by the company,

          o examines the information and determines the need to conduct diligence to verify the information,

          o considers the need to submit the draft report or communication to the auditors and external advisors to verify the information in the report or communication,

          o approves the final version of each report or communication before being made public by us, and in particular the final version of the French document de reference and our Form 20-F which is filed with the French and American regulatory authorities, and

          o approves the procedures for publication and distribution as well as the filing of documents with stock market authorities.

         The disclosure committee evaluates its own functioning and procedures at least once a year, and has the ability to modify its functions and procedures to take into account either our evolution as a company, or changes in the legal landscape to which we are subject.

         A coordination group composed of representatives of our divisions and central management assists the disclosure committee by keeping it informed of developments, processing gathered information and editing draft reports.

         The disclosure committee reports on its work to the chief executive officer and the senior executive vice president. It meets as often as necessary to assure the accomplishment of its mission, but at least two times each year, including (i) once before the end of each year to organize the drafting of our annual reports (French document de reference and Form 20-F), and (ii) prior to the filing of our annual report on Form 20-F with the U.S. Securities and Exchange Commission to evaluate and validate the report and the strengths and weaknesses of our disclosure controls and procedures, and to evaluate the implementation of the procedures used to prepare the annual reports for the preceding year. The disclosure committee may also meet before the announcement of our half-year results to evaluate and validate the form and content of the communications relating thereto.

         Ethics committee

         At its meeting on February 5, 2003, our former supervisory board adopted a program entitled "Ethics, Belief and Responsibility." This program sets forth the principles to which we adhere, such as loyalty, solidarity, responsibility, respect of ethical rules and respect of persons and fundamental norms governing the work of employees, improvement in safety and security, promotion, social innovation and sustainable development.

         On March 2, 2004, our executive committee decided to create an ethics committee and to adopt its charter in order to ensure the application of the ethical values and principles set forth in the program.

         Composition

         The ethics committee has between three and five members, including our chief executive officer. The other members are appointed by our executive committee. The members of the ethics committee (with the exception of the chief executive officer) are appointed for a four-year, non-renewable term. The ethics committee may include current or former employees and/or third parties with a good knowledge of ethics concerns in our industry and a professional position which guarantees their independent judgment.

         On March 2, 2004, our executive committee appointed Messrs. Armand Burfin and Bernard Portnoi, who are former employees of our company, as members of the ethics committee along with Mr. Henri Proglio, our chairman and chief executive officer.

         Powers

         The ethics committee is responsible for all issues regarding compliance with the individual and collective ethical values upon which we base our actions. In particular, the ethics committee is in charge of:

          o presenting any recommendation regarding our fundamental values, either on subject matters which the committee has taken up on its own, or pursuant to questions it has been asked,

          o ensuring a good understanding of our "Ethics, Belief and Responsibility" program by all of our employees,

          o investigating and authorizing, as necessary, exemptions from the provisions of the code of conduct regarding securities transactions carried out by permanent or occasional insiders,

          o investigating and authorizing, as necessary, any transaction that an employee offers to carry out with us or one of our subsidiaries, either directly or indirectly,

          o notifying the persons and entities concerned, as necessary, of challenged behavior,

          o preparing, together with our subsidiaries who may be directly affected, all communication and all meetings regarding our program with entities outside of our company (international and non-governmental organizations), and

          o    investigating any failure in our program.

         The ethics committee meets as often as necessary to carry out its mission. It meets at least once during the first quarter of each year to approve an annual report that summarizes the progress made by the ethics committee during the previous fiscal year and proposes possible corrective actions. The ethics committee submits its annual report to the executive committee. It relies on our internal audit department and may also consult outside experts.

         Obligations of the members of the ethics committee

         The members of the ethics committee must treat all information provided to them in connection with their duties with the strictest confidence. In particular, confidentiality concerns are paramount whenever one of our employees wishes to pose questions relating to our ethics program.

                                    EMPLOYEES

Employee Information

         Total Number of Employees

         As of December 31, 2003, we had 309,563 employees (including 100% of the employees of companies that are proportionally consolidated by our company, such as FCC), an increase of 2.4% (7,280 employees) over 302,283 employees as of December 31, 2002.

         The following table shows the distribution of our employees by activity and geographic location as of December 31, 2003:


                                                            Energy
                                    Water(1)    Waste(2)    Services     Transport    FCC(3)      Total(4)        %
                                    --------    --------    --------     --------    --------     --------    --------
Europe                                51,766      45,905      37,882       50,501      52,947     239,360      77.32%
 of which France                      27,512      31,477      19,111       25,273         137     103,869      33.55%
North America                         12,503       9,150           4        3,767         968       26,392        53%
South America                          1,279       4,913       3,340          355       5,044       14,931        82%
Africa/Middle East                     7,664       5,099          64          271       2,419       15,517      5.01%
Asia/Pacific                           4,511       7,126         452        1,274           0       13,363        32%
                                    --------    --------    --------     --------    --------     --------    --------
 Total                                77,723      72,193      41,742       56,168      61,378      309,563        100%
       %                              25.11%      23.32%      13.48%       18.14%      19.83%         100%

----------------------------------
(1) Includes 50% of the employees in Proactiva's water activities (205 employees).
(2) Includes 50% of the employees in Proactiva's waste management activities (4,429 employees).
(3) Figures reflect 100% of FCC's employees, including 50% of Proactiva's employees (4,633 employees).
(4) The total number for Europe (and France) includes 359 employees who work directly for our company and on the VE campus (excluding its subsidiaries) in France.

         As of December 31, 2003, we employed 273,093 persons (representing 88% of our total employees) under indefinite term employment contracts (an increase of 5.5% from 2002) and 36,470 persons under fixed-term employment contracts (a decrease of 16% from 2002). As of December 31, 2003, 26,840 of our employees (or 8.6% of our total employees) were managers (a decrease of 6.9% from 2002), 282,723 were non-managerial employees (an increase of 3.4% from 2002), and 59,525 were women (or 19% of our total employees, an increase of 1.9% from 2002).

         In France, among the 104,134 employees as of December 31, 2003, 98,637 (or 95%) were employed under indefinite term employment contracts and 5,497 under fixed-term employment contracts. During 2003, 2,552 fixed-term contracts were converted into indefinite term contracts (or 46%). Of our employees in France, 10,903 (or 10.5%) were managers, 93,231 were non-managerial employees and 20,282 (or 19.5%) were women.

         Weighted Annual Average Number of Employees

         Our weighted annual average number of employees corresponds to the equivalent number of employees that have worked full time for us over the entire year. This indicator is calculated by weighing the total number of employees against our employment rate and the amount of time worked by each employee. Our weighted annual average number of employees in 2003 was 289,502 (a 2.6% increase with respect to 2002), of which 259,534 employees (or 89.6%) were employed under indefinite term contracts.

         In France in 2003, there were 98,163 employees, of which 93,563 (or 95%) were employed under indefinite term contracts.

         Consolidated Weighted Annual Average Number of Employees

         We calculate this indicator by weighing the weighted average annual number of employees against the level of consolidation of each of the companies through which we operate. Our consolidated weighted average annual number of employees in 2003 was 257,018.

         Hiring

         During 2003, we hired 75,019 employees (including 100% of those hired by companies that we proportionally consolidate). Half of these new hires were employed under fixed-term contracts, of which approximately two-thirds were hired in connection with FCC's construction activities, our waste management activities or to replace other personnel (a decrease of 12.6% from 2002). However, the most relevant figure for evaluating our level of use of fixed-term contracts is the full-time equivalent of the average number of employees with fixed-term contracts, as they only represent 10.3% of the average full-time equivalent of all employees.

         In France the number of employees hired was 24,144, of which 1,243 were managers. 14,248 of these employees were hired under fixed-term contracts (59%). The full-time equivalent of employees with fixed-term contracts only represent 4.7% of the full-time equivalent of all employees.

         Departures

         During 2003, 74,729 persons (a decrease of 9% from 2002) ceased to be our employees (including 100% of those that left companies that we proportionally consolidate), of which 7,924 employees (a decrease of 26% from
2002) were individually dismissed and 1,464 were laid-off (a decrease of 3.1% from 2002).

         In France, the total number of departures in 2003 reached 22,792, of which 2,865 were individually dismissed and 53 were laid-off.

         Extra Hours

         Our employees worked 19,154,907 extra hours in 2003, which represents, on average, 62 extra hours per employee. The concept of extra hours varies from country to country, which makes it difficult to assess the meaning of this indicator in certain cases. For example, this indicator would mean that each of our French employees worked an average of 31 extra hours. In addition, in a service business like ours, a large number of extra hours are due to emergency interventions by our on-call or on-site personnel, for example to restore drinking water or heating within a reasonable period of time.

         In France, the total number of extra hours was 2,183,558, or approximately 21 extra hours per employee, per year.

         Temporary Employees

         We employed 11,165 persons (a decrease of 3% from 2002) in a temporary capacity during 2003 (representing 3.8% of our total full-time equivalent of employees).

         In France, we employed 7,725 persons (or 7.9%) in a temporary capacity during 2003 (representing 3.8% of our total full-time equivalent of employees).

         Information Relating to Redundancy and Reorganization Plans, Employee Reclassification and Rehiring and Other Related Measures

         Our acquisitions and divestitures result in the transfer of employees without the termination of their corresponding employment contracts. The few restructuring efforts undertaken in 2003 most often resulted from either lost contracts or the necessary reorganization of certain units. We implement these redundancy plans not only in compliance with applicable law and in consultation with our labor partners, but also favor internal reclassifications of employees within our company.

         Organization and Duration of Work and Absenteeism

         The organization of our working schedules depends on the subsidiary involved, the nature of its activities and its location, and is defined to meet the needs of its business and the expectations of its employees. Although work schedules are most commonly based on daily working hour requirements, they vary significantly from country to country. Depending on the country, the workweek may be equal to 4, 5 or 6 days, with mandatory arrival and departure times, daily schedules, rules relating to alternate short and long workweeks and annualized limits on working hours all varying.

         The average workweek in our business is 38.7 hours (38.5 in 2002). Our part-time employees (in full-time equivalent) totaled 15,689 in 2003 (an increase of 2.4%), representing 5.4% of our total full-time equivalent of employees, but was a decline of 942 (a decrease of 3.6%) at December 31, 2003. The total number of working days on which our employees took leaves of absence was 3,604,526 during 2003 (an increase of 2.4% from 2002), of which 2,645,958 days (or 73.4%) were taken for sickness, 403,431 days (or 11.2%) were for workplace accidents and the balance for extraordinary family events (primarily weddings and maternity leaves) and union or other organized labor-related events.

         In France, the average workweek is 35.1 hours. Our part-time employees (in full-time equivalent) totaled 6,270 in 2003 (or 6.4% of our total full-time equivalent of employees). The total number of working days on which our employees took leaves of absence was 1,586,274 during 2003, of which 1,060,223 days (or 67%) were taken for sickness and 235,839 days (or 14.9%) were for workplace accidents.

         Compensation, Labor Contributions and Equality

         The average annual gross compensation of our employees around the world was (euro)23,778 in 2003, compared to (euro)23,927 in 2002. The slight decrease in this figure corresponds to a slight increase in the constant exchange rate. You should not place undue reliance on the average annual gross compensation figures, which are given for indicative purposes only. Compensation paid to our employees varies greatly as a result of the diverse nature of our activities and the work performed by our employees, as well as the geographical location of our activities and employees.

         Our labor contributions represented 29.1% of our total employment costs (27.6% in 2002). The average gross compensation paid to our male employees was
(euro)24,481 ((euro)24,572 in 2002), compared to (euro)20,548 ((euro)20,949 in
2002) paid to our female employees (representing a difference of (euro)3,933, or 16.1%). The difference in compensation is primarily attributable to the nature of and limitation in the work performed and to differences in age, seniority and training often found between both groups of employees. Our policy is to promote equality in the workplace between men and women that possess similar capabilities and qualifications.

         In France, the average annual gross compensation of our employees was
(euro)25,798 in 2003. The average gross compensation paid to our male employees was (euro)26,345, compared to (euro)23,218 paid to our female employees (representing a difference of (euro)3,127, or 11.9%). Our labor contributions represented 43% of our total employment costs.

         Ratio of Average Compensation to Average Minimum Wages

         This is the second time we have used this indicator, in order to improve our evaluation of our compensation levels compared to the minimum wages guaranteed or implemented in each country in which we operate, as well as to assess the minimum level of resources of our employees in each of these countries. In countries that have mandatory minimum wages set by law (in which over two-thirds of our employees are located), our employees' weighted average compensation was (euro)24,973 in 2003, compared to average minimum wages of
(euro)10,445, which results in a ratio of 2.4, which is similar to last year's ratio of 2.3.

         Profit-Sharing, Participation and Shareholding

         In 2003, we paid our employees in France (euro)28,539,109 under profit-sharing arrangements ((euro)31,023,515 in 2002) and (euro)41,840,108 under participation arrangements (38,025,682). The total profit-sharing and participation was (euro)70,379,217 in 2003, or 2.8% of total employment costs ((euro)69,049,196 in 2002).

         Relations with Professional Employees and Unions

         In 2003, we entered into 1,498 collective bargaining agreements (stable with respect to 2002), including 860 agreements relating to compensation, 222 agreements relating to health, security or other labor conditions, 89 agreements relating to employee dialogue and 327 agreements relating to other matters. Our employees have 13,832 representatives within our company (in increase of 15.4%).

         In France, we entered into 457 collective bargaining agreements, including 260 agreements relating to compensation, 70 agreements relating to health, security or other labor conditions, 26 agreements relating to employee dialogue and 101 agreements relating to other matters. Our employees have 8,205 representatives within our company.

         Sanitary and Security Conditions

         The definition of a workplace accident varies by country. In some countries, only accidents that cause more than 2 or 3 days of absence from work, or possibly more, are deemed to qualify. We, on the other hand, have a common definition for all countries and subsidiaries, defined as any workplace accident, outside of travel, that causes at least one day of absence from work.

         In 2003, the number of workplace accidents with leave for at least one workday was 18,564 (an increase of 0.2% from 2002), and the number of days not worked due to workplace accidents was 403,431 (an increase of 1.5% with respect to 2002), despite a 2.4% increase in staff. The rate of frequency of workplace accidents, which is calculated as the total number of accidents over one million workable hours, went from 38.6 to 37.7 in one year. The rate of severity of workplace accidents, which is calculated as the number of lost workdays due to accidents over one thousand workable hours, remained stable at 0.82 compared to
0.83 in 2002.

         We provided security training to 88,677 employees during 2003 (or 28.6% of staff), an increase of 9.1% with respect to 2002, and have 7,348 corporate bodies to handle work-related sanitary and security problems within our company (which is stable with respect to 2002).

         In France, the frequency and gravity of accidents are often greater than the worldwide average, but they are much more precisely followed than in certain other countries where regulations are much less strict. In 2003, the number of workplace accidents with leave for at least one workday was 6,982, and the number of days not worked due to workplace accidents was 235,839. The rate of frequency of workplace accidents was 41.8 and the rate of severity of workplace accidents was 1.4. We provided security training to 26,610 employees during 2003, and have 518 corporate bodies to handle work-related sanitary and security problems within our company.

         A decrease in the frequency and gravity of workplace accidents is one of our primary objectives, for which we have implemented important measures.

         Training

         We place particular importance on the development of the capabilities of our employees, in order to maintain their employability, mobility and career satisfaction.

         Our training expenses represented 2% of our total labor costs (stable with respect to 2002). Our training programs were attended by 189,355 employees (or 61% of employees, an increase of 11.6% with respect to 2002), of which 22,528 were managers (or 84% of managers, an increase of 6.7% with respect to 2002), 166,827 were non-managerial employees (or 59% of non-managerial employees, an increase of 10.7% with respect to 2002), 154,442 were male employees (an increase of 10.9% with respect to 2002) and 34,913 were female employees (representing 18.4% of the total, an increase of 14.6% with respect to 2002). A particular effort was made to realize training programs abroad. In aggregate, we provided 3,577,196 hours of training (an increase of 5.3% with respect to 2002), and each program lasted on average approximately 19 hours (compared to 20 hours in 2002).

         In France, our training expenses represented 2.5% of our total labor costs. Our training programs were attended by 65,777 employees (or 63% of employees), of which 8,596 were managers and 57,181 were non-managerial employees (or 86.6% of non-managerial employees), 55,449 were male employees and 10,328 were female employees (or 15.7%). In aggregate, we provided 1,182,219 hours of training, and each program lasted on average approximately 18 hours.

         Employees with Disabilities

         We employed approximately 4,344 disabled persons as of December 31, 2003 (an increase of 9.7% with respect to 2002). This figure, however, does not include our activities in certain jurisdictions that do not have a precise definition of a "disabled person." In France, we employed approximately 2,371 disabled persons as of December 31, 2003

         Social Work

         We provided (euro)58.8 million in subsidies related to social work in 2003 (compared to (euro)54.9 million in 2002, as adjusted). This figure, however, does not cover all of our activities in this domain, and does not include our subsidies in a number of countries that do not record this amount separately from other labor-related charges. In France, we provided (euro)37.5 million in subsidies related to social work.

         Outsourcing and Procurement

         We sometimes choose to outsource those activities that are not part of our core activities. We use companies that respect the fundamental principles of the International Labor Organization. The financial data currently available does not allow us to calculate the importance of outsourcing, which is moreover difficult to measure on a worldwide level.

         With respect to matters that more specifically relate to procurement, which has certain similarities to outsourcing, the charter we signed, which covers all participants in our procurement network around the world, sets forth the principles and rules governing our procurement activities, including ethical principles and the rules adopted by the International Labor Organization relating to forced labor, child labor, equality of opportunity and freedom of association. We require all of our suppliers to commit to us to respect these rules and principles through specific contractual clauses in our supply arrangements with them.

         Impact on regional development and local populations

         This issue is discussed in the Sustainable Development Report for 2003.

Human Resources Policies

         A creative, respectful and innovative human resources policy

         We must be prepared for changes in the labor market over the next few years, which include an expected decrease in the overall size of the labor force, an increase in the number of older employees who have low levels of initial training, and the possibility of hiring difficulties in certain professions deemed unattractive by young people. The professionalization of services to the environment coupled with growing requirements of clients also make it necessary to constantly adapt the skills of our more than 300,000 employees. Development of skills, in particular through training, therefore is a priority in hiring and retaining employees, by offering them professional advancement opportunities and permanently enhancing the services provided. The role of people working in human resources departments consists in sensitizing, training, involving and joining with management in managing this priority.

         Several lines of action guide our human resources policy, which covers employees in almost 2,000 subsidiaries of our company in approximately 80 countries.

         Getting to know ourselves

         Knowledge of our labor force has required the definition of one hundred common indicators between countries and the collection of strict statistical data, the latter relating, in particular, to the structure and movements of staff, training, payroll, working hours, safety and employer/employee relations. Each year, such data are collected in all companies of the group and then aggregated at a global level thanks to an innovative high-performance system and a network of more than 500 correspondents. This precise knowledge of labor statistics enables the implementation of policies to improve the labor situation at the group and divisional level, in the companies or countries concerned.

         This analysis is coupled with prospective studies conducted mainly by our social observatory (observatoire social). In 2003, these studies focused in particular on the integration of young people into the workplace through apprenticeship, a method that permits the professional development of our workforce through a combination of real work experience and traditional course study. The social observatory also completed a study on 1,500 employees who completed apprenticeships which led to diplomas at our campus. Another study, which tracked the progress of 600 of our trainees who obtained a university diploma in urban services management (a diploma program created ten years ago), demonstrated not only the evolution in this profession but also the possibilities for upward mobility that it affords. Finally, the social observatory focused on the expectations and motivations of employees. An internal satisfaction survey it conducted at the beginning of 2003 with 1,000 employees has, in particular, resulted in our focusing on two new priorities: a desire to increase the possibilities for career mobility, while at the same time improving internal communication about our activities.

         Skill Management

         In the hope of offering each of our employees the possibility for career advancement during their professional lives, we have initiated a skill management program with three main goals:

          -    identifying and proposing attractive professional careers;

          - facilitating internal mobility so that it becomes more prevalent and cross-disciplinary. In 2003, for example, almost 10% of our hiring was completed through internal recruiting from another company within our group, leading us to record more than 15,500 functional or geographical changes that year; and

          -    promoting jobs in services to environment.

         The adoption of human resource management tools common to all the companies of the group has enabled us to realize this policy:

          - a mapping of skills has been initiated to facilitate the positioning of employees and enable them to guide their professional development. It complements the classification of positions, completed for all executives in the countries where we are present;

          - yearly interviews enable us to better understand the mobility goals of employees and to help them contemplate and build interesting professional careers, supplemented by an intranet system for job offers and requests, which recorded almost 32,000 visits in 2003; and

          - the apprenticeship development policy has been reinforced, in particular in France, and in 2003, we were active in some twenty student forums and more than 3,000 young people of all levels followed our training programs, as part of courses or in VIE (volontariat international en enterprise, or international voluntary service in businesses).

         Improving protection of employees

         Safety of our employees constitutes a priority for us. In 2003, a little more than one quarter of our employees was trained in safety issues. Followed worldwide by each division and at the group level, health and safety indicators enable us to calculate the effect of our global policies for the prevention of workplace accidents and professional diseases. Action plans have been defined by each division to reduce the frequency and seriousness of workplace accidents. Many initiatives have been taken in the field of employee protection and illustrate the dynamism and voluntarism of the group in this field. The identification, assessment and communication of professional risks enables us to set up efficient prevention policies available in several businesses by safety management systems, directly integrated in management. The current network of safety managers is continually reinforced, in particular abroad, and permits the exchange of experiences in France and abroad. The significant number of hygiene and safety bodies worldwide (7,400) shows our willingness to carry on a dialogue and to act in consultation with employee representatives. Similarly, we attach great importance to our employees' health, and have set up for such purpose an identification, assessment and prevention program for the main risks incurred, both in France and abroad.

         We undertake to afford all our employees with quality social security benefits. In 2003, we improved our contingency systems (illness, disability, death) by optimizing the costs and improving the services thereof. Approximately 130,000 employees worldwide have already generated an insurance pool. In 2003, we set up a consolidation tool for pension commitments in order to improve the management of funds, closed the access to defined service pension schemes and favored the setting-up of pension funds with defined contributions.

         Promoting dialogue with employee representatives

         We maintain a continuous and decentralized dialogue with our 13,832 employee representatives worldwide. In 2003, 57% of the collective bargaining agreements entered into related to compensation, 15% to health, safety and work conditions, 6% to employee/employer dialogue and 22% to other subject matters or several of such subject matters.

         Created in 2003, the group committee - an employee organization that groups together management, employee representatives and labor unions at the group level - met for the first time in December. This group committee serves as a forum for discussion, consultation and exchange of information among participants on diverse issues concerning all of our activities. Two main themes will guide its initial efforts: preparing a methodology for skills management and health and safety concerns at work. The creation of a European group committee is planned for 2004.

         Labor and corporate exemplarity

         The publication of our social initiatives and the creation of a social innovation award permit the sharing of experiences and good practices and reward employees who commit themselves daily to giving substance to the social responsibility of the group.

         Developing professional training

         Veolia Campus: a place of teaching excellence in favor of environmental jobs

         Evolution of jobs implies a permanent effort of adaptation of employees' knowledge and know-how, at all levels. Our investment in training intensifies. In 2003, the portion of training in the payroll reached 2% at the group level and 2.5% in France. 61% of our employees underwent training in 2003. The average duration of training reached 19 hours worldwide.

         For years, we have invested in developing a training center that was especially devoted to our business: the Veolia Environnement Campus. The campus offers both initial training through apprenticeship and an extensive continuing education program that is available to all employees. As such, it constitutes a unique forum for the development of technical knowledge and know-how relating to environmental services. At the same time, it is a place for exchange and reflection, aided by the partnerships it has built with universities or research centers.

         A training offer leading to qualification in the business of environmental services

         In initial training, the campus prepares students for professional diplomas with a success rate close to 95%. We offered holders of diplomas an employment contract within our group.

         The bases acquired by all the beneficiaries of such trainings are the best proof of their professional progress. Therefore, the campus constitutes a breeding ground for future executives of the group.

         In 2003, the campus set up training for diverse positions and, in particular, in the field of human resources management. It has also integrated in its training actions environmental dimensions: environmental health and environmental protection in cities.

         Expanding worldwide

         Because our main concern is the development of our employees' skills everywhere in the world, we rely upon the campus to:

          -    give an international dimension to its training,

          -    organize multinational training courses,

          -    accompany and advise training heads of each country and

          -    create associated centers and partnerships.

         Several training centers complement the campus' activities worldwide, including in Europe (United Kingdom, Germany, the Czech Republic and Sweden), Africa (Gabon and recently Morocco), Asia (Malaysia and China) and Latin America (Mexico). The purpose of such expansion is not only to adapt skills to the immediate needs of the group's companies established abroad. It also enables the circulation in such countries of the group's know-how and contributes to raising the training level of less skilled young people.

                                 Share Ownership

         None of our directors and senior managers owns 1% or more of our shares. Our directors and senior managers as a group own less than one percent of our shares. As of December 31, 2003, our directors and senior managers hold options to subscribe to shares of our company as follows:

              2001 Plan                   Number of Shares   Exercise Price    Expiration Date
              ---------
                                          ------------------ --------------- --------------------
              Henri Proglio.............       208,000         (euro)42       February 8, 2009
              Jerome Contamine..........        41,600         (euro)42       February 8, 2009
              Jean-Pierre Denis.........        41,600         (euro)42       February 8, 2009
              Antoine Frerot............        41,600         (euro)42       February 8, 2009
              Denis Gasquet.............        41,600         (euro)42       February 8, 2009
              Andrew Seidel.............        41,600         (euro)42       February 8, 2009

              2002 Plan
              ---------

              Henri Proglio.............       220,000        (euro)37.53     January 29, 2010
              Jerome Contamine..........        65,000        (euro)37.53     January 29, 2010
              Jean-Pierre Denis.........        45,000        (euro)37.53     January 29, 2010
              Antoine Frerot............        45,000        (euro)37.53     January 29, 2010
              Denis Gasquet.............        45,000        (euro)37.53     January 29, 2010
              Andrew Seidel.............        45,000        (euro)37.53     January 29, 2010

              2003 Plan
              ---------

              Henri Proglio.............       220,000        (euro)22.50       March 24, 2011
              Jerome Contamine..........       105,000        (euro)22.50       March 24, 2011
              Olivier Barbaroux.........        70,000        (euro)22.50       March 24, 2011
              Antoine Frerot............        70,000        (euro)22.50       March 24, 2011
              Denis Gasquet.............        70,000        (euro)22.50       March 24, 2011
              Stephane Richard..........        70,000        (euro)22.50       March 24, 2011


         As of December 31, 2003, none of the options granted to our directors and senior managers had been exercised.

         Pursuant to a three-year authorization granted by our general shareholders' meeting of June 21, 2000, our management board decided on June 23, 2000 to implement an "outperformance" stock option program. Under the program, we granted 29 of our principal managers options to purchase 780,000 treasury shares at (euro)32.50 per share. The total number of treasury shares eligible for sale and the exercise price have been adjusted to 784,021 shares and
(euro)31.92 per share, respectively, as a result of legal adjustments related to our issue of free warrants for shares in December 2001 and a share capital increase in July 2002. Options granted pursuant to this plan will expire in June 2008. As of December 31, 2003, 10,000 options had been exercised.

         Pursuant to the same authorization, our management board decided on February 8, 2001 to implement a stock option plan pursuant to which 1,500 of our employees (including 6 members of our management board) will be entitled to receive options to subscribe to a total of 3,462,000 newly-issued shares of our company at (euro)42 per share, which was the fair market value of our shares at the time the options were granted. The total number of newly-issued shares eligible for subscription and the exercise price have been adjusted to 3,526,446 shares and (euro)41.25 per share, respectively, as a result of the legal adjustments described above and after deduction of the options cancelled after the departure of several beneficiaries. Options granted pursuant to this plan will expire in February 2009. As of December 31, 2003, none of these options had been exercised.

         Finally, pursuant to the same authorization, our management board decided on January 28, 2002 to implement a stock option plan pursuant to which approximately 1,400 of our employees (including 6 members of our management board) will be entitled to receive options to subscribe to a total of 4,413,000 newly-issued shares of our company at (euro)37.53 per share, which was the average market price over the 20 stock exchange days immediately preceding the date of the meeting of our management board. The total number of newly-issued shares eligible for subscription and the exercise price have been adjusted to 4,418,959 shares and (euro)37.25 per share, respectively, as a result of the legal adjustments described above. During 2002, we granted options to acquire 4,413,000 newly-issued shares pursuant to this plan, 10.5% of which were granted to the members of our management board. Except for early exercises allowed under limited circumstances, options granted pursuant to this plan become exercisable in January 2006 and expire in January 2010. As of December 31, 2003, none of these options had been exercised.

         Pursuant to a new authorization granted by our general shareholders' meeting of April 25, 2002, our management board decided on March 24, 2003 to implement a stock option plan pursuant to which approximately 1,740 of our employees (including 6 members of our management board) will be entitled to receive options to subscribe to a total of 5,192,635 newly-issued shares of our company corresponding to 1.5% of our share capital on the day the plan was authorized which represents slightly less than half of the total amount authorized by our general shareholders' meeting. Pursuant to the plan, the allocated options were divided in a proportion similar to that used in 2002, i.e. 11.6% of the options were allocated to the members of our management board and the rest to approximately 1,740 of our employees. The exercise price of the options was set at (euro)22.50 per share, which reflects the price per share paid by the group of new investors in December 2002 (see "Major Shareholders and Related Party Transactions--Major Shareholders" below). Except for early exercises allowed under limited circumstances, options granted pursuant to this plan become exercisable in March 2007 and expire in March 2011. As of December 31, 2003, none of these options had been exercised.

         The management board did not solicit a new authorization for the granting of stock options from the April 30, 2003 general shareholders' meeting.

         The board of directors anticipates seeking from the May 12, 2004 general shareholders' meeting a new authorization for the granting of stock options, with a maximum allowance of 1.5% of the share capital. All or part of either the grant of these stock options, or as the case may be, of the right to exercise them, may be conditioned upon our financial performance under terms to be defined by the board of directors.

                                INTERNAL CONTROLS

         We created an internal audit department in 2002, which reports directly to our chairman and chief executive officer. The head of the internal audit department participates in meetings of the accounts, audit and commitments committee, to which he presents a summary of completed tasks as well as periodic status reports and audit plans. The internal audit department acts pursuant to an annual plan, whose purview is defined in a charter adopted by the accounts, audit and commitments committee.

         An internal controls report of our chairman, which was prepared in accordance with the provisions of Article L.225-37, paragraph 6 of the French Commercial Code, will be presented at our general shareholders' meeting of May 12, 2004, and appears as an exhibit hereto. This report was prepared following the implementation of a detailed work plan with two features in particular. First, we identified our most important operational processes, and directed our auditors to focus on reviewing them. Second, a questionnaire relating to the evaluation of internal control procedures was forwarded to all chairmen of French corporations, so as to assist them in preparing their own internal control reports.

                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

         The table below shows the ownership of our shares and voting rights at December 31, 2003:

                  Shareholder                Number of   Percentage of     Number of      Percentage of
                                              shares     share capital   voting rights    voting rights
-----------------------------------------  ------------- ---------------- --------------- -----------------
Vivendi Universal(1)                         82,486,072           20.36%      82,486,072            20.83%
Our Company(2)                                9,195,942            2.27%            n.a.              n.a.
Caisse des Depots et Consignations(3)        30,086,498            7.43%      30,086,498             7.60%
Groupama(4)                                  22,808,702            5.63%      22,808,702             5.76%
EDF(5)                                       16,255,492            4.01%      16,255,492             4.11%
Groupe Societe Generale(6)                   15,928,146            3.93%      15,928,146             4.02%
Groupe BNP Paribas(7)                        11,781,697            2.91%      11,781,697             2.98%
Public and Other Investors(8)               216,527,966           53.45%     216,527,966            54.70%
                                            -----------           ------     -----------            -------
Total                                       405,070,515             100%     395,874,573              100%

------------------------------------------
(1) According to Vivendi Universal's filings with French market authorities.
(2) Including 53,580 shares that our company repurchased on December 31, 2003. Because these shares were delivered and paid for on January 6, 2004, they are not included in the number of treasury shares recorded in our consolidated financial statements as of December 31, 2003, i.e. 9,142,362 shares.
(3) According to information provided by CDC. CDC has informed us that it held 2,298,104 shares in connection with its trading activities which are not recorded as part of its long-term holdings. To our knowledge, CDC's last share ownership filing with French market authorities occurred on April 23, 2003. CDC declared in its filing that it was acting as a medium-term financial investor and that it did not intend to assume control of our company.
(4) According to information provided by Groupama. To our knowledge, Groupama's last share ownership filing with French market authorities occurred on December 24, 2002, in which Groupama declared that it held 22,514,891 shares as of that date.
(5) According to an extract dated January 2, 2004 of the register of our registered shareholders (actionnaires au nominatif) maintained on our behalf by Societe Generale. To our knowledge, EDF's last share ownership filing with French market authorities occurred on December 30, 2002, in which EDF declared that it held 16,155,492 shares as of that date. EDF further declared in the November 24, 2002 agreement described below that it would hold the shares as a financial investment, that it did not seek to influence our management and that it would exercise its voting rights with the sole aim of enhancing the value of its investment.
(6) According to information provided by Societe Generale. According to Societe Generale's most recent filing with French market authorities, as of April 8, 2004 members of the Societe Generale group held in aggregate 19,995,442 shares (including 3,333,334 shares underlying call options held by members of the Societe Generale group) representing approximately 4.94% of our share capital and 5.05% of our voting rights.
(7) According to information provided by BNP Paribas.
(8) Includes 21,549,892 shares held by JPMorgan Chase Bank, as a trustee for the account of its clients, representing approximately 5.32% of our share capital, according to information provided by JPMorgan Chase Bank.

         To the best of our knowledge, no person other than those listed above holds 5% or more of our shares. Vivendi Universal does not have different voting rights than our other shareholders except by virtue of the large number of shares it holds. As of January 2, 2004, approximately 27.1% of our share capital was held by foreign investors and the remaining 72.9% by French investors.

         The following table shows the evolution of the ownership of our shares over the past three years:


                                                             As of December 31,
                   --------------------------------------------------------------------------------------------------------
  Shareholders                  2001(1)                            2002(2)                            2003(3)
                   ---------------------------------- ---------------------------------- ----------------------------------
                                            % of                               % of                               % of
                     Number of    % of      voting      Number of    % of      voting      Number of    % of      voting
                      Shares      capital    rights      Shares      capital    rights      Shares      capital    rights
------------------ -------------- --------- --------- -------------- --------- --------- -------------- --------- ---------
Vivendi Universal   218,278,926    63.05%    63.85%    82,486,072     20.36%    20.83%    82,486,072     20.36%    20.83%
------------------ -------------- --------- --------- -------------- --------- --------- -------------- --------- ---------
Our Company          4,298,174     1.24%       --       9,142,362     2.26%       --       9,195,942     2.27%       --
------------------ -------------- --------- --------- -------------- --------- --------- -------------- --------- ---------
Public and Other    123,598,672    35.70%    36.15%    313,442,025    77.38%    79.17%    313,388,501    77.37%    79.17%
Investors
------------------ -------------- --------- --------- -------------- --------- --------- -------------- --------- ---------
Total               346,175,772     100%      100%     405,070,459     100%      100%     405,070,515     100%      100%
------------------ -------------- --------- --------- -------------- --------- --------- -------------- --------- ---------

------------------------------------------
(1) As of December 31, 2001, French investors held approximately 78% of our shares (and foreign investors the remaining 22%), our directors and senior managers did not hold a material percentage of our shares and no shareholder other than Vivendi Universal held more than 5% of our share capital.
(2) As of December 31, 2002, French investors held approximately 72.5% of our shares (and foreign investors the remaining 27.5%), our directors and senior managers did not hold a material percentage of our shares and shareholders holding more than 5% of our share capital were Vivendi Universal, Caisse des Depots et Consignations, Groupama and Putnam (on behalf of its clients).
(3) As of December 31, 2003, French investors held approximately 72.9% of our shares (and foreign investors the remaining 27.1%), our directors and senior managers did not hold a material percentage of our shares and shareholders holding more than 5% of our share capital were Vivendi Universal, Caisse des Depots et Consignations, Groupama and JPMorgan Chase Bank (on behalf of its clients).

         Prior to July 2000, our company was a wholly-owned subsidiary of Vivendi Universal. In July 2000, Vivendi Universal's interest in our company was reduced to approximately 63% as a result of a global offering of our shares and the conversion of our convertible bonds into our shares. Following the global offering and bond conversion, Vivendi Universal purchased an additional 9% of our shares on the open market, increasing its interest in our company to approximately 72%.

         In March 2001, Vivendi Universal issued (euro)1.809 billion principal amount of bonds due in 2006 that are exchangeable for existing shares of our company held by Vivendi Universal. Each bond is exchangeable for 1.0221 of our existing shares, subject to adjustments. Between January 27, 2003 and February 17, 2003, 98.47% of the bonds outstanding were redeemed. Accordingly, as of December 31, 2003, 494,323 bonds remained outstanding, which may be exchanged for a total of 505,247 of our existing shares, representing 0.12% of our share capital.

         On December 4, 2001, Vivendi Universal sold 32.4 million of our shares, representing 9.3% of our total share capital, on the open market at a price of
(euro)38 per share. On December 17, 2001, we distributed one free warrant for each of our 346,174,955 shares to persons who held our shares on December 14, 2001, including Vivendi Universal (which received warrants to purchase shares representing up to 9.3% of our total share capital). The warrants are listed on the Premier Marche of Euronext Paris. Subject to adjustments, including those resulting from our capital increase through a rights offering conducted in July 2002, each 7 warrants will entitle the holder to subscribe 1.009 shares of our company at a subscription price of (euro)55 per share. Altogether, the warrants may be exercised for up to 49,453,565 of our shares, subject to anti-dilution adjustments. The warrants may be exercised at any time from December 17, 2001 to and including March 8, 2006. As of December 31, 2003, 99,526 warrants had been exercised, which resulted in the issuance of 14,218 new shares and an increase in share capital of (euro)71,090, including 329 warrants exercised in 2003 that resulted in the issuance of 47 new shares. The capital increase resulting from the exercise of these warrants in 2003 was recorded by our company on February 17, 2004.

         On June 24, 2002, Deutsche Bank sold to institutional investors 53,787,250 of our shares that it had previously received from Vivendi Universal in the context of a financing transaction. In July 2002, we conducted a capital increase through the issuance of preferential subscription rights to our shareholders. Pursuant to the terms of an agreement dated June 24, 2002, several financial investors, whom we refer to as the Group of Declared Investors (GID), acquired and exercised the preferential subscription rights granted to Vivendi Universal and subscribed for the remainder of our shares not subscribed by the public. The GID consisted of the Caisses des Depots et Consignations, Groupama, BNP Paribas, AGF, Societe Generale, Dexia, Caisses d'Epargne, Credit Lyonnais and Natexis Banques Populaires. Following the transaction, the GID held 9.4% of our share capital, which was subject to a lock-up that expired on December 22, 2003, while Vivendi Universal continued to hold shares representing 40.8% of our capital.

         On November 24, 2002, Vivendi Universal, our company, the GID and a group of new investors, whom we refer to as the New Investors, signed an addendum to the June 24, 2002 agreement to allow Vivendi Universal to sell to the New Investors and to our company a total of 82,486,072 of our shares and to grant, for each share acquired, a call option that is exercisable at any time between December 24, 2002 and December 23, 2004. Each call option grants the right to purchase one of our shares at a price of (euro)26.50 per share, subject to customary adjustments. The sale closed on December 24, 2002. Pursuant to the addendum, we repurchased 3,624,844 of our own shares, representing approximately 0.9% of our capital, and hold options to purchase an equal number of our shares from Vivendi Universal. The New Investors were EDF, Caisse des Depots et Consignations, Groupama SA, AXA, Compagnie d'Investissement de Paris SAS, Eurazeo, Aurelec, Dexia Credit Local, Caisse Nationale des Caisses d'Epargne, Assurances Generales de France Holding, CNP-Assurances, Credit Agricole Indosuez (Suisse) SA (for its own account and the account of a client), CIC, Generali, Credit Lyonnais, Mederic Prevoyance and Wasserstein Family Trust LLC. In the event that all of the call options are exercised, Vivendi Universal will no longer hold any of our shares.

         The following table shows the names of shareholders and the number of additional shares that may be purchased by these shareholders pursuant to the addendum. To our knowledge, no call options had been exercised or transferred to third parties by the shareholders below as of April 21, 2004. Further, to our knowledge, other than Aurelec (Societe Generale), the Caisse des Depots et Consignations, EDF and Groupama, none of the shareholders below would hold 5% or more of our share capital or voting rights as of December 31, 2003, directly or indirectly, if they exercised all of their call options under the addendum.


--------------------------------------------------------------- -------------------------
                         Shareholders                               Number of Shares
                                                                Underlying Call Options
                                                                   issued by Vivendi
                                                                       Universal
--------------------------------------------------------------- -------------------------
EDF                                                                           16,155,492
--------------------------------------------------------------- -------------------------
Caisse des Depots et Consignations                                            12,278,000
--------------------------------------------------------------- -------------------------
Groupama SA                                                                   12,116,619
--------------------------------------------------------------- -------------------------
AXA                                                                            5,333,334
--------------------------------------------------------------- -------------------------
Compagnie d'Investissements de Paris SAS(1)                                    4,444,445
--------------------------------------------------------------- -------------------------
Eurazeo                                                                        4,444,445
--------------------------------------------------------------- -------------------------
Our Company                                                                    3,624,844
--------------------------------------------------------------- -------------------------
Aurelec(2)                                                                     3,333,334
--------------------------------------------------------------- -------------------------
Dexia                                                                          2,666,667
--------------------------------------------------------------- -------------------------
Caisse Nationale des Caisses d'Epargne                                         2,444,445
--------------------------------------------------------------- -------------------------
Assurances Generales de France Holding                                         2,222,223
--------------------------------------------------------------- -------------------------
CNP                                                                            2,222,223
--------------------------------------------------------------- -------------------------
Credit Agricole Indosuez (Suisse) for the account of a client                  2,222,223
--------------------------------------------------------------- -------------------------
Credit Industriel et Commercial SA                                             2,222,223
--------------------------------------------------------------- -------------------------
Generali                                                                       2,222,223
--------------------------------------------------------------- -------------------------
Credit Agricole Indosuez (Suisse) SA                                           1,199,999
--------------------------------------------------------------- -------------------------
Credit Lyonnais                                                                1,111,111
--------------------------------------------------------------- -------------------------
Mederic Prevoyance                                                             1,111,111
--------------------------------------------------------------- -------------------------
Wasserstein Family Trust LLC                                                   1,111,111
--------------------------------------------------------------- -------------------------
Total                                                                         82,486,072
--------------------------------------------------------------- -------------------------

---------------------
(1) Member of the BNP Paribas group.
(2) Member of the Societe Generale group.

         To our knowledge, there are no shareholders' or other agreements relating to our shares other than as described above.

                           RELATED PARTY TRANSACTIONS

Vivendi Universal

         Vivendi Universal created our company in 1999 by grouping together the majority of its existing environment-related operations. Prior to July 2000, our company was a wholly-owned subsidiary of Vivendi Universal. Following our initial public offering in July 2000, Vivendi Universal held 72.3% of our shares. Following a series of share sales by Vivendi Universal in 2001 and 2002, Vivendi Universal's participation in our company was reduced to 20.4% of our share capital. In addition, all of the shares of our company currently held by Vivendi Universal are subject to call options issued by Vivendi Universal to the New Investors in accordance with the November 24, 2002 agreement described above. If all of these options are exercised, Vivendi Universal will cease to hold shares in our company. See "--Major Shareholders" for a description of these transactions.

         In addition, in April 1999 we issued 10,516,606 bonds exchangeable into shares of Vivendi Universal and/or shares of our company if and when our company became a public company. At the time of our initial public offering, we converted these bonds into shares of our company at a ratio of 10.213 shares per bond. The remaining 5,331,058 bonds that were not converted mature on January 1, 2005 and are exchangeable into shares of Vivendi Universal only (at a ratio of 3.124 shares per bond as of April 21, 2004). These bonds were guaranteed by Vivendi Universal, and as a result provided bondholders with the right to accelerate the maturity of the bonds in the event of a default by Vivendi Universal under its other debt obligations. On August 20, 2002, a majority of holders of our exchangeable bonds agreed to irrevocably waive these provisions effective September 1, 2002, in exchange for a 0.75% increase in the interest rate on the bonds from 1.5% to 2.25%. In the event the bonds are not exchanged on or prior to January 1, 2005, we will be required to repay the principal amount of the bonds together with a non-conversion premium of (euro)17 per bond, which results in a payment of (euro)288 per bond.

         Transfer of Participations and Interests

         In order to complete the separation of Vivendi Universal and our company, we entered into a Master Agreement with Vivendi Universal dated December 20, 2002, as well as an ancillary cooperation agreement, pursuant to which both parties agreed to the transfer of various securities and interests historically held by Vivendi Universal in companies related to our environmental management services business. As of December 31, 2003, Vivendi Universal had transferred substantially all of these interests to us.

         Transfer of Water Distribution and Treatment Operations to Compagnie Generale des Eaux

         Vivendi Universal transferred all of its water-related operations in France to our wholly-owned subsidiary Compagnie Generale des Eaux as of November 1, 1999, except for several water services contracts which required the consent of the other parties to their transfer. Vivendi Universal agreed to transfer to us the economic benefits received under these contracts pending their transfer. The last pending transfer was completed on October 1, 2002. However, Vivendi Universal was not able for various reasons to transfer four of these contracts, which do not represent a material amount of revenue. Vivendi Universal has agreed to continue operating these contracts with the operational support of Compagnie Generale des Eaux.

         Financial Agreements

         We have entered into a number of agreements with Vivendi Universal in connection with our formation and the initial public offering of our shares. These agreements, which establish the financial relationship between Vivendi Universal and our company, were approved by our supervisory board on June 19, 2000.

         Loan Agreement of June 19, 2000

         On June 19, 2000, Vivendi Universal's shareholder's current account with our company was consolidated under a credit line extended to us by Vivendi Universal, which was accompanied by an interest rate swap agreement. On May 2, 2001, we reimbursed in full all outstanding amounts due by our company to Vivendi Universal under this shareholder's account credit line. Pursuant to an agreement dated January 13, 2003, the June 19, 2000 loan agreement was terminated, except for provisions relating to the shareholder's account, which may be temporarily and automatically reactivated at any time that a holder of our exchangeable bonds exercises its right to exchange its bonds into shares of Vivendi Universal for up to the amount of debt our company would need to incur to be able to deliver shares of Vivendi Universal.

         Guarantee Agreement

         In connection with the formation of our company and Vivendi Universal's contribution or sale to us of its interests in its water and energy services operations, we have replaced Vivendi Universal as managing partner (associe commandite) of Vivendi Universal's water and energy services subsidiaries. As managing partner of these subsidiaries, we have assumed Vivendi Universal's statutory obligations for the financial management of such subsidiaries' expenses in France related to the maintenance and replacement of equipment, in discharge of their contractual obligations. We are also jointly liable for those subsidiaries' obligations.

         Under a guarantee agreement dated June 20, 2000, Vivendi Universal will indemnify us for any loss that we suffer over a period of 12 years as a result of our having assumed such obligations, in instances where our reimbursement of expenses associated with the maintenance or replacement of equipment exceeds the related contributions we receive from such subsidiaries. Pursuant to the terms of the Master Agreement dated December 20, 2002, the (euro)15.2 million annual cap of the guarantee was increased beginning in 2002 by an additional (euro)15.2 million, raising the annual cap to (euro)30.5 million (in June 2000 euros), or
(euro)34.118 million for 2003 after indexing. Although due beginning in 2002, the additional (euro)15.2 million tranche will only be payable beginning in January 2005 and will bear interest at the legal interest rate. The Master Agreement also provides that if the cumulative amount of our renewal expenses exceeds (euro)228.7 million, Vivendi Universal will reimburse the excess amount up to (euro)76.2 million.

         Counter-Guarantee Agreement

         Prior to our formation and the initial public offering of our shares, Vivendi Universal granted a variety of guarantees (for an initial amount of (euro)6 billion) to third parties on behalf of our subsidiaries, generally in connection with those subsidiaries' attempts to obtain contracts, receipt of funds from bank financing and sales of assets (the "subsidiary guarantees"). We have entered into a counter-guarantee agreement dated June 20, 2000, pursuant to which we will indemnify Vivendi Universal for any costs, losses or expenses it incurs in connection with the subsidiary guarantees. We are also required to use our best efforts to obtain the consent of beneficiaries of the subsidiary guarantees to the transfer of the subsidiary guarantees from Vivendi Universal to us or to the substitution of us for Vivendi Universal.

         Pursuant to the Master Agreement dated December 20, 2002, and in light of the transfer or expiration of certain of the guarantees initially covered by the June 20, 2000 protocol, we and Vivendi Universal have redefined both the list of subsidiary guarantees that will be transferred to, or otherwise counter-guaranteed by, our company as well as the conditions under which Vivendi Universal can appeal our counter-guarantee. As of December 31, 2003, we estimate that the aggregate amount that may become due under these subsidiary guarantees is (euro)234 million.

         Aguas Argentinas

         Pursuant to the December 20, 2002 Master Agreement, we and Vivendi Universal have agreed that Vivendi Universal will definitively remain the owner of shares of Aguas Argentinas, an Argentinean company, which were listed among the interests that we were supposed to acquire pursuant to an annex to the June 20, 2000 counter-guarantee agreement. As a result, Vivendi Universal has definitively cancelled the counter-guarantee relating to these shares given to us pursuant to the June 20, 2000 agreement. In exchange, we have agreed to pay, subject to a cap of US$5 million, the first sums due under Vivendi Universal's guarantees in respect of Aguas Argentinas' financial commitments. As of December 31, 2003, the amount effectively guaranteed by us was US$4,452,892, which takes into account our payment to Vivendi Universal in 2003 of US$547,108.

         Other Agreements

         Vinci Exchangeable Bond

         We participated indirectly in the issuance by Vivendi Universal on March 1, 2001 of bonds that are exchangeable for existing shares of Vinci. In connection with this transaction, we received a loan from Vivendi Universal in a principal amount of (euro)120 million relating to 1,552,305 shares of Vinci held by our subsidiary Dalkia France. We transferred the economic benefits of the loan to Dalkia France. On September 30, 2003, we prepaid the loan from Vivendi Universal for (euro)128,766,709, including premium, plus interest accrued but unpaid as of September 30, 2003 amounting to (euro)700,230. Dalkia France reimbursed our company on the same date. Under an agreement with Vivendi Universal, we agreed that Dalkia France would retain its 1,552,305 shares of Vinci for a period of 45 days from September 30, 2003. Accordingly, we do not have any further commitments or obligations to Vivendi Universal with respect to the above transaction.

         Trademark License Agreement

         We entered into a trademark license agreement with Vivendi Universal on June 20, 2000 that granted us the right to use the trademark "Vivendi Environnement" in France and in all other countries in which the trademark was registered, as well as the trademark "Vivendi Water" through an amendment to this agreement. Following approval of our shareholders at the general meeting held on April 30, 2003, we ceased using the term "Vivendi" in our name or as our trademark and terminated the trademark license agreement (including any amendments) with Vivendi Universal through an agreement reached on September 3, 2003, with retroactive effect from August 30, 2003. This new agreement contains certain provisions intended to bring to an end the use of the "Vivendi" trademark, notably in the area of information technology, by the end of 2005. In addition, we have agreed until the end of 2004 not to use the initial "V" (by itself) in our communications, which Vivendi Universal has registered as an abbreviation with the New York Stock Exchange, in order to avoid confusion between our two companies by financial institutions and stock markets.

FCC - Relationship with Our Co-Shareholder

         We hold 25.7% of Fomento de Construcciones y Contratas ("FCC") through a 49% interest in the holding company B 1998 SL, which itself holds 52.48% of FCC. Ms. Esther Koplowitz holds the remaining 51% in FCC's holding company. We entered into a shareholders' agreement on October 6, 1998 with Ms. Koplowitz relating to our respective participations in FCC's holding company, which establishes the principles for the shared control of FCC's holding company and its subsidiaries (including FCC). This agreement provides for the equal representation of us and Ms. Koplowitz in the main executive bodies of FCC and its subsidiaries.

         Pursuant to a put option agreement, Ms. Koplowitz has the option, exercisable at any time through October 16, 2008, to require us to purchase the remaining 51% interest in FCC's holding company at a price determined at the time of exercise based on the average market price of FCC's common stock over the prior three months, subject to a cap equal to the higher of seven times FCC's EBITDA and 29.5 times FCC's earnings per share in the prior fiscal year. If Ms. Koplowitz exercises the put option against us, we would ultimately own 100% of the holding company that controls FCC. Under these circumstances, Spanish law would require us to launch a public tender offer for all of the shares of FCC not owned by FCC's holding company, which represent approximately 47.5% of FCC outstanding shares, at a price per share to be approved by the Spanish stock exchange authorities. Based on the price of FCC's common stock on February 26, 2004, the price for the remaining 47.5% of FCC would be approximately (euro)1.8 billion, subject to adjustment by the Spanish stock exchange authorities.

         The articles of association of FCC's holding company also establish a reciprocal right of first refusal in the event of a sale of shares of FCC's holding company to a third party. In addition, we granted Ms. Koplowitz the right to buy our interest in FCC's holding company in the event that our company is subject to a hostile takeover. This agreement defines a "hostile takeover" as any direct or indirect acquisition of 25% or more of our shares that does not have the approval of our board of directors (formerly of our supervisory board and our management board) that is effected by a direct competitor of FCC in Spain. The purchase price would be equal to the average of the price we paid for the acquisition of our participation in FCC's holding company ((euro)691 million) and the market value of this participation, which is determined by reference to the average trading price of FCC's shares during the three-month period preceding the hostile takeover.

         In addition, we have confirmed our commitment to support the growth of revenue from FCC's activities, other than FCC's real estate activities in Spain (conducted through its 50% interest in Realia) and its other services activities (including industrial logistics, air conditioning, vehicle imports and security) conducted through its majority interest in Gruycsa. As a result, we have agreed that, until December 31, 2004, the Chairman of the Board of Directors of FCC would have a casting vote in the event of any deadlocks between the members of the Executive Committee of FCC on decisions relating to projects for the realization of this objective. This temporary casting vote may become a permanent right of the Chairman of the Board of Directors of FCC after December 31, 2004 in the event that FCC's revenue does not meet certain growth targets.

         On July 17, 2003 a new law was passed in Spain relating to the corporate governance of private Spanish companies (such as FCC's holding company), which, in particular, governs the provisions of shareholders' agreements relating to voting rights and transfers of shares. The scope and manner of implementation of this law remains unclear and there has not been any judicial or administrative interpretation of this law yet. Although this law had not had any effect on FCC's corporate governance and control as of December 31, 2003, we believe that this law may in the future have an impact on the contractual balance of the shareholders' agreement dated October 6, 1998 between our company and our partner in FCC's holding company, Ms. Koplowitz.

         In addition, we and Ms. Koplowitz had a number of disagreements relating to the strategic development of FCC during 2003. To avoid creating a deadlock and in the interest of FCC's development, we proposed to Ms. Koplowitz several alternative ways to resolve our differences. Ms. Koplowitz, however, informed us in the third quarter of 2003 of her preference to formally commence negotiations to repurchase our interest in FCC. We accepted the principle of a sale of our interest in FCC to Ms. Koplowitz and have discussed various proposals with her. In this context, we informed the Spanish stock market authorities (Comision Nacional del Mercado de Valores) on March 1, 2004 of these negotiations and that, as of that date, we had not commenced negotiations to sell our interest in FCC to any other person. Although we have received expressions of interest from other persons relating to our stake in FCC, we are not currently in negotiations with any other party pending the outcome of our discussions with Ms. Koplowitz.

         Depending on the outcome of our discussions with Ms. Koplowitz, we may be required to change our method of accounting for our participation in FCC.

                                   LITIGATION

         We are involved from time to time in various legal proceedings in the ordinary course of our business. Other than as described below, we do not believe that any of the legal proceedings in which we are currently involved in the ordinary course of our business will have a material adverse effect on our results of operations, liquidity or financial condition.

         Compagnie Generale des Eaux

         On February 27, 2001, the French Competition Council (Conseil de la concurrence) notified Compagnie Generale des Eaux of a complaint alleging that several joint ventures that it had formed with other water services companies affected the level of competition in the market. On July 11, 2002, the Council rejected the allegations of illicit cooperation among the water services companies in question and refused to impose monetary sanctions or issue an injunction against these companies. However, the Council found that the existence of the joint ventures might constitute a "collective dominant position" in the market and requested the French Ministry of Economy, Finance and Industry to take all necessary measures to modify, complete or terminate the pooling of means arrangement of these companies through their joint ventures. On February 18, 2003, the Court of Appeals of Paris (Cour d'appel de Paris) confirmed the Council's decision, indicating that the French Ministry of Economy, Finance and Industry would decide, in its sole discretion, on the scope and terms of the measures to be taken in application of the Council's decision. The decision of the Court of Appeals was appealed on March 20, 2003 before the French Supreme Court (Cour de cassation), followed by the submission to the Court of a more extensive memorandum on August 13, 2003. In light of the nature of the litigation, we have not accrued a reserve for the potential outcome of this litigation.

         SADE

         In April 2000, SADE, a subsidiary of Veolia Water, and 40 other companies received notice from the French Competition Council of a complaint alleging "anticompetitive agreements" among these companies in respect of public bids for 44 public sector construction contracts in the Ile-de-France department, which includes Paris and its suburbs. These companies, including SADE, filed answers to the complaint in September 2000. The Council filed a supplemental complaint in November 2001, which replaced its original complaint and reduced the number of construction contracts subject to scrutiny to 32 contracts, 4 of which involve SADE. The companies filed an answer to the new complaint in January 2002. In particular, SADE contests the Council's complaint on the merits and on the basis of irregularities in the complaint procedure that have affected its right of defense. At this stage of the procedure, we cannot evaluate the financial risk associated with this procedure and, accordingly, have not accrued a reserve for the potential outcome of this litigation.

         OTV

         At the end of 1993, NOSS, a consortium led by Northwest Water International Limited in which Veolia Water participates through its subsidiary Omnium de Traitement et Valorisation, or OTV, won a contract to build a water treatment facility and a wastewater collection network in the city of Bangkok pursuant to an offer made in a public tender held in 1992. The value of the contract at the time was 150 million pounds sterling and required 38 months of public works. Because of numerous difficulties encountered with Bangkok municipal authorities (including, for example, restrictions on access to key sites and modifications of project specifications) and the failure to agree on compensation during the ensuing discussions, NOSS terminated the contract on March 6, 1998 and commenced an arbitration proceeding for damages. The Bangkok municipal authorities rescinded the contract in June 1999 and drew on the project guarantees, which were partially paid by the issuer banks. In addition, all related outsourcing contracts were terminated by mutual consent, except for a contract with Euro Iseki Limited, or EIOL, which commenced its own arbitration proceeding against NOSS for payment of 12 million pounds sterling. Regarding the claim against the city of Bangkok, arbitrators are still in the process of being appointed. Regarding EIOL's claim, the arbitral court rejected EIOL's request for an accelerated payment procedure and held that EIOL bore the burden of proving its alleged claim. In addition, EIOL's allegations that NOSS acted in bad faith were rejected. As a result, we do not expect that a final award will be rendered in either of these proceedings for several years. Although we are jointly and severally liable with the other members of the NOSS consortium in respect of any monetary damages that may be awarded to the other parties in these proceedings, we do not believe that this litigation will have a material adverse effect on our company and have accrued a reserve for its potential outcome.

         USFilter

         Several subsidiaries of USFilter are defendants in lawsuits in the United States in which the plaintiffs seek to recover for personal injury and other damages for alleged exposure to asbestos, silica and other potentially harmful substances. These lawsuits typically allege that the plaintiffs' injuries resulted from the use of products manufactured or sold by USFilter's subsidiaries or their predecessors. There are generally numerous other defendants, in addition to USFilter's subsidiaries, which allegedly contributed to the claimed injuries. We accrue a reserve for USFilter's subsidiaries' estimated liability in these cases based on, among other things, the nexus between the claimed injuries and the products manufactured or sold by USFilter's subsidiaries or their predecessors, the extent of the injuries allegedly sustained by the plaintiffs, the involvement of other defendants, and the availability of insurance coverage. These reserves are accrued at the time such liabilities are probable and reasonably estimable. A number of such claims have been resolved to date either through settlement or dismissal. To date, none of these claims has been tried to a verdict. We do not expect these claims to have a material adverse effect on our business, financial condition or results of operation. It is not possible, however, to predict the extent to which additional claims of this type may be filed in the future against USFilter's subsidiaries or the amounts for which USFilter's subsidiaries ultimately may be liable as a result of such claims.

         Connex

         On November 27, 1998, the French General Direction for Consumers, Competition and the Prevention of Fraud, or DGCCRF, obtained an order from a French court authorizing it to perform an inspection on the premises of our transportation subsidiary CGEA Transport (now CGEA Connex) and other companies in the public transportation market, with the objective of obtaining elements of proof relating to possible anti-competitive practices in this market. The DGCCRF proceeded to perform these inspections and seizures in 1998. Connex was informed in February 2003 that the Ministry of Economy, Finance and Industry had requested the French Competition Council to render a decision in this matter on the merits. On September 11, 2003, the French Competition Council notified Connex of two grievances that raised the possibility, between 1994 and 1999, of collusion among operators which might have had the effect of limiting competition at the local and national level in the public transportation market relating to urban, inter-urban and school services. Connex submitted its comments on November 12, 2003. We have not accrued any reserves for this claim as of this date.

         Onyx

         In April 1998, Onyx and JANCOM International Development Projects, or JANCOM, a Philippine company, concluded an agreement with the government of the Philippines to plan to participate jointly in a contract to construct and manage a waste management center in the San Mateo area of Manila, the Philippines. This agreement was subject to the condition that the contract with the Philippine government become effective, which was in turn subject to a number of conditions that were not fulfilled. On November 4, 1999, the Government of the Philippines declared that the project had been abandoned. On May 4, 2001, Onyx received an arbitration demand from the secretary of the International Chamber of Commerce
(ICC) in which JANCOM alleges that Onyx violated a contractual exclusivity clause and requests the payment of damages amounting to US$100 million, without specifying the basis for the amount of the damages claimed. By arbitration award of the ICC of October 2, 2003, JANCOM's claim against Onyx was finally dismissed. In its arbitration award of October 2, 2003, the ICC held that the agreement between JANCOM and Onyx had never come into force and that no exclusivity obligation had existed between the parties. JANCOM was ordered to pay the costs incurred by Onyx in defense of its claim and to pay 80% of all procedural costs. JANCOM was therefore ordered to repay more than US$1.2 million to Onyx.

         On July 25, 1997, a fire that started in a landfill operated by Onyx Mediterranee, a subsidiary of Onyx, in Septemes-les-Vallons, in the south of France, destroyed 3,500 hectares of scrubland. Onyx Mediterranee, which was prosecuted with two of its partners, was ordered under a May 6, 2003 judgment of the criminal court (tribunal correctionnel) of Aix-en-Provence, and under a December 17, 2003 decision of the Court of Appeal of Aix-en-Provence, to pay a
(euro)100,000 fine for the involuntary destruction of property. The sanction was amnestied after payment of the fine. The sanction of Onyx's two partners was also amnestied. Furthermore, the tribunal ordered an expert review, still pending, in respect of the claims for indemnification brought by civil parties relating primarily to the deterioration of woods and plantations. Although the claims before the expert tribunal total approximately (euro)7 million, Onyx believes that such litigation will not have a material adverse effect on the financial condition of the company and has not accrued any reserves in respect of this claim, considering, in particular, the insurance policies taken out and the first expert meetings held.

         Dalkia

         In August 1995, Finenergia, an Italian subsidiary of Dalkia, entered into a heads of agreement with members of the Jacorossi family to acquire the Fintermica group. The acquisition was subject to satisfactory accounting due diligence in respect of all of the companies in the Fintermica group. Because this condition was not satisfied, Finenergia terminated the negotiations relating to this acquisition. The Jacorossi family commenced arbitration proceedings against Finenergia alleging that, pursuant to the heads of agreement, any dispute relating to the purchase price should have been resolved through a technical arbitration that would have rendered a decision on the purchase price that would have been binding on the parties. The arbitral tribunal held that Finenergia had terminated the heads of agreement in bad faith and ordered KPMG to determine the amount of damages suffered by the Jacorossi family as a result of this termination. On February 20, 2003, KPMG issued a preliminary report finding that the Jacorossi family members suffered a direct financial harm of between (euro)19 million and (euro)26 million. Finenergia has filed several appeals at different stages of these proceedings and has contested KPMG's preliminary report on grounds relating to form and on the merits. In 2003, the composition of an arbitral tribunal was contested and an impugnation procedure is currently pending. We have accrued a reserve in our accounts in respect of this claim.

         Proactiva

         On September 22, 1999 and February 10, 2000, several lawsuits were filed in the Commonwealth Court in Arecibo, Puerto Rico against, among others, Compania de Aguas de Puerto Rico, or CAPR. CAPR was a subsidiary of Aqua Alliance until 2000, when it was transferred to Proactiva, our joint venture with FCC. The complaints allege that CAPR operated a wastewater treatment facility in Barceloneta, Puerto Rico, that emitted offensive odors and hazardous substances into the environment, which damaged the health of the plaintiffs, a group of local residents. On August 11, 2003, the Supreme Court of Puerto Rico overturned the order of the court of first instance authorizing the consolidation of the lawsuits of the different plaintiffs, leaving this question open to further debate. The lawsuit is currently in the preliminary stage of determining damages and responsibility. Concurrently, a mediation proceeding commenced in May 2003, at the request of the court and all parties, in order to find a rapid and global solution to this litigation. In light of the preliminary stage of the litigation and Proactiva's insurance coverage, we have not accrued any reserves in our accounts in respect of this lawsuit.

         See Note 15 to our consolidated financial statements for the aggregate amount of reserves accrued by our company in respect of all litigation, including tax claims, in which we or our subsidiaries are involved. These reserves cover the losses that we believe are probable as a result of all types of litigation in which we are involved in the course of our business, including a large number of claims and proceedings that, individually, are not material to our business. The largest individual reserve accrued in our financial statements relating to litigation amounts to approximately (euro)20 million.

                               SIGNIFICANT CHANGES

         The following discussion should be read in conjunction with our discussion of the evolution of our business, our financial condition, our results of operations and a comparison of our operating results and financial condition in preceding periods included in "Operating and Financial Review and Prospects."

         The following discussion contains forward-looking statements that involve risks and uncertainties, including, but not limited to, those described under "Risk Factors." Our results may differ materially from those anticipated in the forward-looking statements.

Recent Developments

         Since the date of our consolidated financial statements, we have pursued our strategic goals to increase organic growth, obtain new contracts, enter into new partnerships and alliances and continue to divest non-strategic assets. The following are the most significant developments in our businesses since December 31, 2003.

         General

         At the beginning of February 2004, we announced the sale of several parcels of real estate (farm land) in California for approximately US$77 million.

         On February 19, 2004, we signed a multi-currency syndicated line of credit for a total of (euro)3.5 billion replacing two existing syndicated lines of credit.

         In March 2004, we issued and placed with institutional investors bonds (under an EMTN program) for a total of US$27 million, with a five-year maturity date and a variable interest rate based on LIBOR.

         On March 9, 2004, the rating agency Standard & Poor's confirmed our long-term ratings at BBB+ and our short-term ratings at A2, with a positive to stable outlook.

         Waste Management

         In Poland, Onyx inaugurated on January 26, 2004 a storage center in Chrzanow, near Cracovie. This storage center, the first in Poland, meets European environmental standards and is authorized to receive 100,000 tons per year of household waste for 21 years. The revenue from this contract is estimated at (euro)250 million.

         Energy Services

         The Polish Treasury Ministry selected Dalkia in the public bid for the privatization of the heating and power station in the city of Poznan. The contract was signed at the beginning of 2004. This heating and power station generated revenues of (euro)74.6 million in 2003, and complements Dalkia's 2002 acquisition of the company that manages the city's heating network, PEC Poznan.

         In Hungary, Dalkia signed a 6-year contract at the beginning of 2004 with the industrial company Richter Gedeon Rt, the Hungarian leader in pharmacy services, to provide steam at its Kobanya site in Budapest (estimated total revenue of (euro)80 million). This contract provides for the construction of a new co-generation unit which will supply the site with steam. In order to best exploit its production abilities, the Kobanya co-generation unit will also supply steam to five other industrial companies present on the site.

         In Romania, Dalkia signed a contract with the city of Ploiesti and the county of Prahova involving the creation of a company whose mission will be the management of Ploiesti's infrastructure relating to heat production and distribution. The newly-formed company is expected to assume the management of such infrastructure during the course of 2004.

         In Argentina, Dalkia won a contract in January 2004 for the management and maintenance of the technical installations of 40 service stations belonging to Repsol YPF, located in northern Argentina.

         In Besancon, France, Dalkia won the public bid for the construction and operation of a new boiler room at the Franche Comte University (estimated total revenue of more than (euro)2 million). Dalkia also renewed an eight and a half year operating contract for the central heating and air-conditioning systems of the campus beginning January 1, 2004. Citelum also concluded two new 3-year city lighting contracts, involving the operation and maintenance of the public lighting system of Bordeaux (28,000 lights) and implementation of a lighting plan for Cannes.

         Transportation

         In Australia, the State of Victoria entrusted Connex in February 2004 with the operation of the entire suburban rail network of Melbourne. The size of the rail network operated by Connex will grow from 129 to 372 kilometers in length and will transport 131 million passengers per year, three times the amount Connex handles currently. The contract has a 5-year minimum term (estimated annual revenue of (euro)300 million).

         In Great Britain, given its disappointing results, Connex sold its subsidiary Connex Bus on February 26, 2004, which was charged with the operation of bus lines in London (estimated 2003 revenue of (euro)33.8 million). Connex has no other transportation activities in this region.

         In New Zealand, Connex was selected in November 2003 to operate the suburban rail network of Auckland. Final negotiations over contract terms occurred at the beginning of 2004 and the contract was signed on March 22, 2004. Operations should begin in March 2004 for a period of 4 years (estimated annual revenue of (euro)18 million).

         The year 2004 will be marked in France by the arrival at maturity of several contracts for the operation of important urban networks: Nice, Toulon, Saint Etienne and Chambery, which generated revenues of (euro)107.6 million in 2003. Connex has presented itself as a candidate in the public bids currently taking place.

         The gain of the contract in Melbourne, the operation of the contract in Boston for a full year as well as developments in France, Northern Europe and Eastern Europe, should enable Connex to maintain a level of activity close to that of 2003, despite the sale of British activities.

Outlook

         Markets

         After the strategic decision to refocus our water activities in the United States on our long-term service contracts business, we confirmed our willingness to pursue growth in all of our divisions primarily in Europe and North America, as well as in certain targeted countries in Asia, as was the case during 2003. We also hope to take advantage of business opportunities in the municipal and industrial sectors in accordance with our financial objectives.

         Guidance

         The strategic refocusing of our businesses should be completed over the course of 2004. We expect to sell our "Commercial & Consumer" and "Equipments-short term contracts" activities during 2004. We have also set various financial objectives for our business in 2004, including revenue growth between 4% to 8% and positive free cash flow before divestitures (cash flow generated by activities net of industrial and financial investments), which we can then use to finance new projects or to optimize our financial position in order to improve our return on capital employed. In the medium term, we intend to maintain our growth strategy with the objective of attaining a return on capital employed of 8% to 9% by the end of 2005, while at the same time observing required financial ratios. In addition to the divestiture of USFilter's "Commercial & Consumer" and "Equipments-short term contracts" activities, our "Veolia Environnement 2005" efficiency plan, described below, should constitute another factor in helping to improve our financial ratios.

         "Veolia Environnement 2005"

         We announced a new efficiency plan at the end of September 2003 called "Veolia Environnement 2005", which we hope will constitute an important factor in the achievement of our profitability objectives. At the end of 2003, an operational pilot program was implemented and a project team, which reports to our chief executive officer, was formed. This plan aims to generate (euro)300 million in savings in 2006 through improvements to our operational processes, purchasing functions and support functions, as well as an optimized use of our assets. We hope to achieve at least (euro)80 million in pre-tax savings in 2004.

                                 TRADING MARKETS

         Our ordinary shares are listed on the Premier Marche of Euronext Paris. Since August 8, 2001, our shares have been included in the CAC 40, a widely followed equity index of 40 major French stocks published by Euronext Paris. Our shares have been listed on The New York Stock Exchange in the form of American Depositary Shares ("ADSs") since October 5, 2001. Each ADS represents one ordinary share.

Trading On The Premier Marche

         General

         On September 22, 2000, the Societe des Bourses Francaises S.A. (known as the ParisBourseSBF S.A.), Amsterdam Exchange N.V. and the Societe de la Bourse de Valeurs Mobilieres de Bruxelles S.A. merged to create Euronext N.V., a Dutch holding company and the first pan-European stock exchange. Subsequently, ParisBourseSBF S.A. changed its name to Euronext Paris. Securities quoted on any of the stock exchanges participating in Euronext are traded through a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities will remain listed on their respective local exchanges. Euronext Paris retains responsibility for the admission of securities to its trading markets, as well as the regulation of these markets.

         Securities approved for listing by Euronext Paris are traded in one of two regulated markets, the Bourse de Paris, which in turn comprises the Premier Marche and the Second Marche, and the Nouveau Marche. These markets are all operated and managed by Euronext Paris, a market operator (entreprise de marche) responsible for the admission of securities and the supervision of trading in listed securities. Euronext Paris publishes a daily official price list that includes price information on listed securities. The securities of most large public companies are listed on the Premier Marche, with the Second Marche available for small and medium-sized companies. Trading on the Nouveau Marche was introduced in March 1996 to allow small capitalization and start-up companies to access the stock market. In addition, the securities of certain other companies are traded on a non-regulated, over-the-counter market, the Marche Libre OTC.

         Premier Marche

         Securities listed on the Premier Marche of Euronext Paris are officially traded through authorized financial institutions that are members of Euronext Paris. Securities are traded continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:25 p.m. to 5:30 p.m. (during which time trades are recorded but not executed), and an opening auction at 9:00 a.m. and a closing auction at 5:30 p.m. Any trade of a security that occurs after a stock exchange session closes is recorded on the next business day at the previous session's closing price for that security. Euronext Paris has introduced continuous electronic trading during trading hours for most listed securities.

         Euronext Paris places securities listed on the Premier Marche in one of two categories, depending on their trading volume. Our shares trade in the category known as Continu, which includes the most actively traded securities.

         Euronext Paris may restrict trading in a security listed on the Premier Marche if the quoted price of the security increases or decreases beyond the specific price limits defined by its regulations (reservation a la hausse ou a la baisse). In particular, trading is automatically restricted in a security whose quoted price varies by more than 10% from the last price determined in an auction or by more than 2% from the last traded price. If the order that has caused the restriction is cancelled within the following minutes, the trading of this security resumes. If the order is not cancelled, an auction is organized after a call phase of five minutes, during which orders are entered in the central order book but not executed. Euronext Paris may also suspend trading of a security listed on the Premier Marche in other limited circumstances (suspension de la cotation), in particular to prevent or halt disorderly market conditions. In addition, in exceptional cases including, for example, in the context of a takeover bid, the AMF may also suspend trading of the security concerned.

         Trades of securities listed on the Premier Marche are settled on a cash basis on the third day following the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (service de reglement differe) for a fee. The deferred settlement service is only available for trades in securities that either (1) are a component of the SBF 120 Index or (2) have both a total market capitalization of at least (euro)1 billion and a daily average volume of trades of at least (euro)1 million. Investors can elect on the determination date (date de liquidation), which is the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. Our shares are currently eligible for the deferred settlement service.

         Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser's account. Under French securities regulations, any sale of a security traded on a deferred settlement basis during the month of a dividend payment is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser's account will be credited with an amount equal to the dividend paid and the seller's account will be debited by the same amount.

         Trading by Veolia Environnement in its Shares

         Under French law, a company may not issue shares to itself, but it may purchase its own shares in the limited cases described in "Additional Information -- Memorandum and Articles of Association -- Trading in Our Own Shares."

         Trading History

         The table below sets forth, for the periods indicated, the reported high and low sales prices (in euro) and the trading volume (in shares) of our shares on the Premier Marche of Euronext Paris.
                                                                  Trading
                                          High         Low        Volume
                                         ------      -------    ------------
2004
First Quarter                             24.56        21.30     96,749,828
March                                     24.56        21.93     33,892,691
February                                  24.47        22.37     32,508,068
January                                   23.30        21.30     30,349,069
2003
Fourth Quarter                            21.78        18.08    109,232,584
December                                  21.78        19.40     34,509,197
November                                  20.23        18.08     44,420,147
Third Quarter                             19.79        16.00     99,705,921
Second Quarter                            20.28        14.58    119,016,453
First Quarter                             24.93        14.40     93,519,693
2002
Fourth Quarter                            25.99        20.09     63,023,202
Third Quarter                             31.25        17.18    111,250,501
Second Quarter                            39.10        27.00    136,136,840
First Quarter                             39.20        33.55     57,297,156
2001
Fourth Quarter                            44.50        36.10    120,996,762
Third Quarter                             51.25        40.00     40,825,017
Second Quarter                            51.40        46.91     25,040,547
First Quarter                             50.25        38.50     55,241,583
2000
Fourth Quarter                            49.00        39.50     26,287,055
Third Quarter (from July 20)              46.00        32.50    119,020,919
------------------------
Source: Euronext Paris

         Our shares were offered at (euro)32.50 per share in our initial public offering in France and at (euro)34 per share in our international private placement.

Trading On The New York Stock Exchange

         The table below sets forth, for the periods indicated, the reported high and low sales prices (in U.S. dollars) and the trading volume (in ADSs) of our ADSs on The New York Stock Exchange.

                                          High         Low        Trading
                                                                   Volume
                                         ------       ------     ---------
2004
First Quarter                             31.25        26.79      873,900
March                                     30.40        26.79      297,500
February                                  31.25        28.03      340,600
January                                   29.38        27.01      235,800
2003
Fourth Quarter                            27.45        20.65      984,697
December                                  27.45        23.40      608,000
November                                  23.95        20.65      254,608
Third Quarter                             23.19        18.30    1,070,478
Second Quarter                            23.42        16.00      352,079
First Quarter                             26.08        16.04      660,990
2002
Fourth Quarter                            25.48        20.90      615,272
Third Quarter                             30.60        18.10      420,278
Second Quarter                            34.20        28.11      243,778
First Quarter                             34.20        29.53      128,785
2001
Fourth Quarter (from October 5)           39.45        32.40      294,495
----------------------------

Source: Bank of New York (volumes) and New York Stock Exchange and Bank of New York (prices).

         We urge you to obtain current market quotations.

                             ADDITIONAL INFORMATION

                     Memorandum and Articles of Association

         On April 30, 2003, our shareholders approved several significant changes to our articles of association (statuts), including the change of our corporate name to Veolia Environnement and of our corporate governance structure from a dual-board structure to a single board of directors. The discussion below is based on our articles of association as amended and restated pursuant to the shareholder resolutions adopted on April 30, 2003.

Objects and Purposes

         Under Article three of our statuts, our corporate purpose is to engage, directly or indirectly, in France and in all other countries, in:

         o the management of all service activities related to the environment for private, professional or public customers, particularly services related to water, wastewater treatment, energy, transportation and waste management;

         o the acquisition, licensing and operation of all patents, licenses, trademarks and models pertaining directly or indirectly to our operations;

         o the acquisition of all share interests, by way of subscription, purchase, contribution, exchange or through any and all other means, of bonds, shares and all other corporate and partnership securities, whether existing or to be issued in the future, and the right to dispose of the same; and

         o all transactions, whether commercial, industrial, financial, civil or involving real or personal property and related directly or indirectly to the purposes stated above and, in particular, issuing any guarantee, first-demand guarantee, surety and other securities, in particular in favor of any group, undertaking or company in which it holds an interest, in the context of its activities, as well as the financing or refinancing of its activities.

Directors

         Our statuts provide that each of our directors must own at least 750 of our shares. The French commercial code provides that each director is eligible for reappointment upon the expiration of his or her term of office.

         Under the French commercial code, any transaction directly or indirectly between a company and a member of its board of directors that cannot be reasonably considered to be in the ordinary course of business of the company is subject to the board of director's prior consent. Any such transaction concluded without the prior consent of the board of directors can be nullified if it causes prejudice to the company. The interested director can be held liable on this basis. The statutory auditor must be informed of the transaction within one month following its conclusion and must prepare a report to be submitted to the shareholders for approval at their next meeting. At the meeting, the interested director may not vote on the resolution approving the transaction, nor may his or her shares be taken into account in determining the outcome of the vote or whether a quorum is present. In the event the transaction is not ratified by the shareholders at a shareholders' meeting, it will remain enforceable by third parties against the company, but the company may in turn hold the interested director and, in some circumstances, other members of the board of directors, liable for any damages it may suffer as a result. In addition, the transaction may be canceled if it is fraudulent. In the case of transactions with directors that can be considered within the company's ordinary course of business, the interested director must provide a copy of the governing agreement to the chairman of the board of directors, who must inform the members of the board and the statutory auditor of the principal terms of each such transaction. Moreover, certain transactions between a corporation and one of its directors who is a natural person are prohibited under the French commercial code. Fees and other compensation paid to our directors are determined by the general shareholders' meetings. The board of directors may allocate the total sum authorized by the general shareholders' meeting among its members at its discretion. French law prohibits loans from our company to our directors.

Transactions with Major Shareholders

         The limitations imposed by the French commercial code on transactions between a company and interested directors, described in the preceding paragraph, also apply to transactions between a company and a holder of shares carrying 5% or more of its voting power (or, if such shareholder is a legal entity, the entity's parent, if any) and to transactions between companies with common directors or executive officers. Accordingly, transactions between our company and Vivendi Universal are subject to those limitations.

Rights, Preferences and Restrictions Applicable to Our Ordinary Shares

         Dividends

         Dividends on our shares are distributed to shareholders pro rata. The dividend payment date is decided by the shareholders at an ordinary general meeting. Under the French commercial code, we must pay any dividends within nine months of the end of our fiscal year unless otherwise authorized by court order. Subject to certain conditions, our board of directors can determine the distribution of interim dividends during the course of the fiscal year, but in any case before the approval of the annual accounts by the annual ordinary general meeting of shareholders. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

         Voting Rights

         Each of our shares carries the right to cast one vote in shareholder elections.

         Liquidation Rights

         If our company is liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

         Preferential Subscription Rights

         Under the French commercial code, if we issue additional shares, or any equity securities or other specific kinds of additional securities carrying a right, directly or indirectly, to purchase equity securities issued by our company for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis. These preferential rights will require us to give priority treatment to those shareholders over other persons wishing to subscribe for the securities. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase our share capital by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on the Paris Bourse. A two-thirds majority of our shares entitled to vote at an extraordinary general meeting may vote to waive preferential subscription rights with respect to any particular offering. French law requires a company's governing board and independent auditors to present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe for the new securities during a limited period of time. Shareholders may also waive their own preferential subscription rights with respect to any particular offering.

         Limitation on Exercise of Rights

         Our statuts provide that any time it is necessary to own several shares in order to exercise a specific right or to meet the requirements of a transaction affecting our share capital or equity, a shareholder that holds a number of our shares that is lower than the required number may only exercise this right or participate in this transaction if it obtains the required number of shares.

         Amendments to Rights of Holders

         Rights of a given class of shareholders can be amended only by action of an extraordinary general meeting of the class of shareholders affected. Two-thirds of the shares of the affected class voting either in person or by mail or proxy must approve any proposal to amend shareholder rights. The quorum requirements for a special meeting are 50% of the voting shares, or 25% upon resumption of an adjourned meeting.

         Ordinary and Extraordinary Meetings

         In accordance with the French commercial code, there are two types of general shareholders' meetings: ordinary and extraordinary.

         Ordinary general meetings of shareholders are required for matters that are not specifically reserved by law to extraordinary general meetings, such as:

          o approval of our company's consolidated and unconsolidated annual financial statements;

          o electing, replacing and removing members of the board of directors;

          o    appointing independent auditors;

          o declaring dividends or authorizing dividends to be paid in shares; and

          o    issuing debt securities.

         Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our statuts, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

          o    changing our company's name or corporate purpose;

          o    increasing or decreasing our share capital;

          o    creating a new class of equity securities;

          o authorizing the issuance of investment certificates or convertible or exchangeable securities;

          o    establishing any other rights to equity securities;

          o    selling or transferring substantially all of our assets; and

          o    the voluntary liquidation of our company.

         Convening Shareholders' Meetings

         The French commercial code requires our board of directors to convene an annual ordinary general meeting of shareholders to approve our annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the French commercial court (Tribunal de Commerce). The board of directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to convene a shareholders' meeting, our independent auditors or a court-appointed agent may call the meeting. Any of the following may request the court to appoint an agent:

          o one or several shareholders holding at least 5% of our share capital;

          o in cases of urgency, designated employee representatives or any interested party;

          o duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company; or

          o in a bankruptcy, our liquidator or court-appointed agent may also call a shareholders' meeting in some instances.

         Shareholders holding more than 50% of our share capital or voting rights may also convene a shareholders' meeting after a public offer or a sale of a controlling stake of our capital.

         Notice of Shareholders' Meetings

         We must announce general meetings at least 30 days in advance by means of a preliminary notice published in the Bulletin des Annonces Legales Obligatoires ("BALO"). The preliminary notice must first be sent to the Commission des Operations de Bourse (the "COB"). The COB also recommends that the preliminary notice be published in a newspaper of national circulation in France. The preliminary notice must disclose, among other things, the time, date, and place of the meeting, whether the meeting will be ordinary or extraordinary, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting, the procedure for voting by mail, and a statement informing the shareholders that they may propose additional resolutions to the board of directors within ten days of the publication of the notice.

         We must send a final notice containing the agenda and other information about the meeting at least 15 days prior to the meeting or at least six days prior to the resumption of any meeting adjourned for lack of a quorum. The final notice must be sent by mail to all registered shareholders who have held shares for more than one month prior to the date of the preliminary notice. The final notice must also be published in BALO and in a newspaper authorized to publish legal announcements in the local administrative department in which our company is registered, with prior notice having been given to the COB.

         In general, shareholders can take action at shareholders' meetings only on matters listed in the agenda for the meeting. One exception to this rule is that shareholders may take action with respect to the dismissal of members of the board of directors regardless of whether these actions are on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the board of directors (within ten days of the publication of the preliminary notice in the BALO) by:

          o    designated employee representatives;

          o one or several shareholders holding a specified percentage of shares; or

          o a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights.

         The board of directors must submit properly proposed resolutions to a vote of the shareholders.

         During the two weeks preceding a meeting of shareholders, any shareholder may submit written questions to the board of directors relating to the agenda for the meeting. The board of directors must respond to these questions during the meeting.

         Attendance and Voting at Shareholders' Meetings

         Each share confers on the shareholder the right to cast one vote. Shareholders may attend ordinary meetings and extraordinary meetings and exercise their voting rights subject to the conditions specified in the French commercial code and our statuts. In particular, a holder must have accurately disclosed any substantial interest in our company (as described under "-- Anti-Takeover Provisions -- Disclosure of Substantial Stakeholdings" and "-- Anti-Takeover Effects of Applicable Law and Regulations") and the holder's shares must be fully paid up. In addition, a shareholder is not permitted to vote on specific resolutions that would confer a particular benefit on that shareholder. There is no requirement that shareholders have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.

         To participate in any general meeting, a holder of shares held in registered form must have shares registered in his or her name or the name of an intermediary in a shareholder account maintained by us or on our behalf by an agent appointed by us no later than 3:00 p.m. (Paris time) on the day prior to the date set for the meeting. A holder of bearer shares must obtain an account certificate from the accredited intermediary with whom the holder has deposited his or her shares indicating that the bearer shares the holder owns will be unavailable until the date of the meeting. The holder must deposit this certificate at the place specified in the notice of the meeting no later than 3:00 p.m. (Paris time) on the day prior to the date set for the meeting.

         Proxies and Votes by Mail

         In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy or by mail.

         Proxies will be sent to any shareholder on request. To be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote blank proxies in favor of all resolutions proposed by the board of directors and against all others.

         With respect to votes by mail, we are required to send shareholders a voting form. The completed form must be returned to us, in paper format or in electronic form, at least three days prior to the date of the shareholders' meeting.

         Quorum

         The French commercial code requires that shareholders having at least 25% of the shares entitled to voting rights must be present in person or be voting by mail or by proxy to fulfill the quorum requirement for:

         o    an ordinary general meeting; or

         o an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

         The quorum requirement is one third of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting.

         If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. In the case of any other reconvened extraordinary general meeting, shareholders having at least 25% of outstanding voting rights must be present in person or be voting by mail or proxy for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. Any deliberation by the shareholders taking place without a quorum is void.

         In instances where we have given prior notice to shareholders that they may participate in a meeting through videoconference or through other means which permit their identification under applicable law, shareholders who so participate shall be counted for purposes of calculating whether a quorum (or a majority as discussed below) exists.

         Majority

         A simple majority of shareholders present or represented may pass any resolution on matters required to be considered at an ordinary general meeting, or concerning a capital increase by incorporation of reserves, profits or share premium at an extraordinary general meeting. At any other extraordinary general meeting, a two-thirds majority of the shareholder votes cast is required.

         A unanimous shareholder vote is required to increase liabilities of shareholders.

         Abstention from voting by those present or those represented by proxy or voting mail is counted as a vote against the resolution submitted to the shareholder vote.

         In general, a shareholder is entitled to one vote per share at any general meeting. Under the French commercial code, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and are not considered for quorum purposes.

Limitations on Right to Own Securities

         Our statuts do not contain any provisions that limit the right of shareholders to own our securities or hold or exercise voting rights associated with those securities. See "-- Exchange Controls" for a description of certain requirements imposed by the French commercial code.

Trading in Our Own Shares

         Under French law, our company may not issue shares to itself. However, we may, either directly or through a financial intermediary acting on our behalf, purchase shares representing up to 10% of our share capital. To acquire our own shares, we first must file an information memorandum (note d'information) that has received the approval (visa) of the AMF and obtain the approval of our shareholders at an ordinary general meeting.

         At the general shareholders' meeting to be held on May 12, 2004, we will ask our shareholders to approve a share repurchase program that authorizes us to purchase, sell or transfer our shares at any time (including during public tender offers) and by any means, including block trades and combinations of financial derivative instruments, subject to market regulations and the 10% limit provided by law. This program allows us to repurchase or sell shares for the purpose of:

          o regulating market prices through systematic interventions in the opposite direction to the market,

          o providing shares to our employees and possibly our officers or directors under a profit-sharing or stock option plan,

          o financing external growth through exchange offers, share-based acquisitions or otherwise,

          o delivering shares to third parties upon exercise of options, warrants, exchangeable bonds or other instruments granting rights to our shares, or

          o optimizing our company's asset and financial management, by which we may keep, sell, generally transfer or cancel in whole or in part our repurchased shares.

         Share repurchases are subject to the following conditions: (i) the number of shares that we are allowed to purchase over the course of the share repurchase program may not exceed 10% of our share capital, or 40,507,051 shares as of December 31, 2003, and (ii) the number of shares that we may hold at any given moment may not exceed 10% of our share capital.

         The maximum repurchase price under the program is (euro)32.5 (or the corresponding amount in any other currency) and the minimum sale price of shares repurchased is (euro)17 (or the corresponding amount in any other currency). The maximum purchase price applies only to share repurchases decided on after the annual general shareholders' meeting held on May 12, 2004, and not to future transactions entered into pursuant to an authorization granted by a prior shareholders' meeting that provide for acquisitions of shares after the date of the shareholders' meeting held on April 30, 2003. In addition, we can only make payments for share repurchases up to an aggregate amount of (euro)1 billion under the program. Our board of directors has broad powers to implement the program and set, if necessary, the terms and conditions of any share repurchases, including the power to delegate any of its powers. On April 14, 2004, the AMF approved a note d'information relating to this share repurchase program. The shareholders' authorization for this program expires at the latest on November 12, 2005, which is 18 months after the date of the shareholders' meeting that will be asked to approve the program.

         If approved, the share repurchase program to be authorized on May 12, 2004 will supersede and replace our previous share repurchase program that was approved at our general shareholders' meeting held on April 30, 2003. Share repurchases made pursuant to the program authorized on April 30, 2003 are detailed below. We also continue to hold one call option for each share repurchased from Vivendi Universal that gives us the right to repurchase an additional 3,624,844 shares (representing approximately 0.9% of our share capital) from Vivendi Universal at any time from December 24, 2002 through December 23, 2004 at a price of (euro)26.50 per share (subject to standard adjustments in the case of transactions in respect of our capital stock). See "Major Shareholders and Related Party Transactions--Major Shareholders" for a discussion of this transaction.

         As of March 1, 2004, we held 9,160,767 shares, representing 2.26% of our share capital. The 9,160,767 shares include the 3,624,844 shares repurchased from Vivendi Universal on December 24, 2002. The accounting value (not including provisions) of this portfolio as of March 1, 2004 was (euro)298,931,283.65, while the market value was (euro)220,133,231.01. None of our subsidiaries held any of our shares as of March 1, 2004. We have not cancelled any of our shares over the past 24 months.

Anti-Takeover Provisions -- Disclosure of Substantial Shareholdings

         Our statuts provide that any person or group that fails to notify us within 15 days of acquiring, directly or indirectly, or disposing of 0.5% or any multiple of 0.5% of our shares will be deprived of voting rights for shares in excess of the unreported fraction. In addition, accredited intermediaries that hold shares on behalf of non-French resident shareholders are required to comply with this notification obligation in respect of the total amount of shares held on behalf of the non-French resident shareholders.

Anti-Takeover Effects of Applicable Law and Regulations

         In addition, the French commercial code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, one-third, 50% or two-thirds of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company within 5 trading days of the date it crosses such thresholds of the number of shares it holds and their voting rights. The individual or entity must also notify the AMF within five trading days of the date it crosses these thresholds. In the event the individual or entity is not domiciled in France, the financial intermediary that holds the shares on its behalf will be required to deliver these notices.

         French law and COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the COB and the AMF within fifteen days of the date they cross the threshold. In the report, the acquiror must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to nominate candidates for the board of directors. The AMF makes the notice public. The acquiror must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquiror may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or that of its shareholders. Upon any change of intention, it must file a new report.

         To permit holders to give the required notice, we are required to publish in the BALO no later than 15 calendar days after the annual ordinary general meeting of shareholders information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we are required to publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and provide the AMF with written notice of such information. The AMF publishes the total number of voting rights so notified by all listed companies in a weekly notice, noting the date each such number was last updated.

         If any person fails to comply with the legal notification requirement, the shares that exceed the relevant threshold will be deprived of voting rights for all shareholders' meetings until the end of a two-year period following the date on which their owner complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of the chairman, any shareholder or the COB, and may be subject to a fine.

         Under AMF regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert that own in excess of one-third of the share capital or voting rights of a French listed company must initiate a public tender offer for the remaining outstanding share capital of such company.

         In addition, a number of provisions of the French commercial code allow corporations to adopt statuts that have anti-takeover effects, including provisions that allow:

          o    shares with double voting rights;

          o a company's board of directors to increase the company's share capital during a tender offer; and

          o    limitations on the voting power of shareholders.

                                    TAXATION

French Taxation

         The following generally summarizes the material French tax consequences of purchasing, owning and disposing of our shares. The statements relating to French tax laws set forth below are based on the laws in force as of the date hereof, and are subject to any changes in applicable laws and tax treaties after such date.

         This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the purchase, ownership or disposition of our shares.

         The following summary does not address the treatment of shares that are held by a resident of France (except for purposes of describing related tax consequences for other holders) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of our company.

         There are currently no procedures available for holders that are not U.S. residents to claim tax treaty benefits in respect of dividends received on ADSs or shares registered in the name of a nominee. Such holders should consult their own tax advisor about the consequences of owning and disposing of ADSs.

         Taxation of Dividends on Shares

         In France, dividends are paid out of after-tax income. Dividends paid to non-residents normally are subject to a 25% French withholding tax. However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate (generally 15%) of French withholding tax. If a non-resident holder establishes its entitlement to treaty benefits prior to the payment of a dividend, then French tax generally will be withheld at the reduced rate provided under the treaty.

         The French Finance Law of 2004 includes a reform of the French tax treatment of distributions implementing a new mechanism to avoid double taxation of dividends and the elimination of the former avoir fiscal and precompte mechanisms as explained below.

Avoir Fiscal - Tax Credit

         Prior to enactment of the reform, French resident shareholders were entitled to a tax credit, known as the avoir fiscal, on dividends received from French companies. The avoir fiscal was equal to 50% of the dividend received for individuals and, generally, equal to 10% of the dividend received for other investors, although the 10% rate was generally increased by 80% of any precompte actually paid in cash by the distributing corporation.

         As a result of the reform:

          o French resident individuals will still benefit from the avoir fiscal with respect to dividend distributions made during 2004 but will not be entitled to the avoir fiscal with respect to dividend distributions made from 2005 on. Instead, from 2005 on, French resident individuals will only be taxed on half of dividends received and, in addition to the annual allowance which is already applicable, will be entitled to a tax credit equal to 50% of the dividend (the "Tax Credit"). The Tax Credit will have a cap of(euro)230 for married couples and members of a union agreement subject to joint taxation and(euro)115 for single persons, widows or widowers, divorcees or married persons subject to separate taxation.

          o French resident shareholders other than individuals will lose the benefit of the avoir fiscal for tax credits that they would otherwise have been able to use from 2005 on; thus French corporate shareholders with a fiscal year corresponding to the calendar year will not be entitled to the avoir fiscal with respect to dividends received in 2004.

         Dividends paid to non-residents are not normally eligible for the benefit of the avoir fiscal and, from 2005 on, will not be eligible for the Tax Credit described above. However, France has entered into tax treaties with certain countries under which qualifying residents complying with the procedures for claiming benefits under an applicable tax treaty may be entitled to benefit from a refund of the avoir fiscal (net of applicable withholding tax), in addition to a reduced rate of withholding tax. Certain of these treaties impose additional conditions for the entitlement of corporate entities to the avoir fiscal and under certain treaties only individual residents are entitled to the avoir fiscal.

         As a result of the French Finance Law of 2004 reform:

          o qualifying non-resident individuals who hold shares directly will be entitled to a refund of the avoir fiscal with respect to dividends received in 2004 but will not be entitled to avoir fiscal refunds with respect to distributions made from 2005. Instead, qualifying non-resident individuals who were previously entitled to a refund of the avoir fiscal may benefit, under the same conditions as for the avoir fiscal, from a refund of the Tax Credit (net of applicable withholding tax); the French tax authorities have not yet issued any guidance with regard to the refund of the Tax Credit to non-resident individuals, but claiming such refund may likely entail compliance with cumbersome formalities.

          o non-resident shareholders other than individuals are no longer entitled to a refund of the avoir fiscal with respect to dividend distributions made from 2004.

Precompte - 25% Equalization Tax


         Dividends paid out of profits that have not been taxed at the ordinary corporate rate, or were earned and taxed more than five years before the distribution, are subject to an equalization tax called the precompte, which is payable by the distributing corporation to the French tax authorities. The precompte generally is equal to one-half of the amount of the dividend paid to shareholders prior to deduction of withholding tax. When a tax treaty does not provide for a refund of the avoir fiscal, or when a non-resident shareholder is not entitled to such a refund but is otherwise entitled to the benefits of the tax treaty, then a qualifying shareholder may generally obtain from the French tax authorities a payment equal to 100% of the precompte actually paid in cash by the distributing corporation, net of applicable withholding tax. These rules will be applicable to distributions made through December 31, 2004.


         Distributions made by French companies from 2005 on will no longer be subject to precompte. However, an equalization tax will apply to distributions made in 2005 out of profits that have not been taxed at the ordinary corporate tax rate, or which were earned and taxed more than five years before the distribution. This equalization tax will be equal to 25% of the amount of the dividends paid to the shareholder. Unlike precompte, this equalization tax will not be refundable to non-resident shareholders, as it will be refunded to the distributing corporation in three installments of one third each with respect to the three fiscal years closed after the distribution, either as a credit against its corporate tax liability or in cash, if the corporate tax liability is insufficient to offset the entire tax credit.

         Distributions made as from 2006 will not give rise to precompte or equalization tax liability.

         Taxation on Sale or Disposition of Shares

         Subject to the more favorable provisions of a relevant tax treaty, holders that are not residents of France for tax purposes, do not hold shares in connection with the conduct of a business or profession in France, and have not held more than 25% of our dividend rights (droits aux benefices sociaux), directly or indirectly, at any time during the preceding five years, are not subject to French income tax or capital gains tax on the sale or disposition of shares.

         A 1% ad valorem registration duty (subject to a maximum of (euro)3,049 per transfer) applies to certain transfers of shares in French companies. This duty does not apply to transfers of shares in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France.

         Estate and Gift Tax

         France imposes estate and gift tax on shares of a French corporation that are acquired by inheritance or gift. The tax applies without regard to the tax residence of the transferor. However, France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty country may be exempted from such tax or obtain a tax credit.

         Wealth Tax

         Individuals who are not residents of France for purposes of French taxation are not subject to a wealth tax (impot de solidarite sur la fortune) in France as a result of owning an interest in the share capital of a French corporation, provided that such ownership interest is less than 10% of the corporation's share capital and does not enable the shareholder to exercise influence over the corporation. Double taxation treaties may provide for a more favorable tax treatment.

         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         As a result of our global operating and financing activities, we are subject to various market risks relating primarily to fluctuations in interest rates, foreign currency exchange rates and equity market risk due to investment securities. We apply a centrally managed risk management policy. As part of this policy, derivative financial instruments are used to manage interest rate risk, primarily related to long term debt, and foreign currency risk associated with foreign denominated assets. We do not generally use derivative or other financial instruments for trading purposes. Our accounting policy for hedging instruments is described in Note 2 to our financial statements.

Exposure to interest rate risk

         As a result of our financing activities, our operating results are exposed to fluctuations in interest rates. We have short-term and long-term financings with both fixed and variable interest rates. Short-term debt is primarily comprised of euro-denominated secured and unsecured notes and commercial paper payable to investors and bank lines of credit used to finance working capital requirements. Long-term debt represents bonds and notes payable to banks, as well as long-term bank loans and syndicated credit agreements. Our short-term debt accrues interest at rates that are set on the basis of the main market indexes or rates, such as EONIA for our commercial paper and EURIBOR and LIBOR for our short-term credit lines.

         At December 31, 2003, our short-term debt amounted to (euro)3.8 billion and our long-term debt amounted to (euro)12.6 billion. Approximately 88% of our total debt outstanding at December 31, 2003 was denominated in euro, 2% in US dollars, 2% in British pounds and 1% in Australian dollars. At December 31, 2003, approximately 47.4% of our euro-denominated debt, 52.8% of our US dollar-denominated debt, 62.8% of our British pound-denominated debt and 43.1% of our Australian dollar-denominated debt bore interest at floating rates, in each case after giving effect to our financial hedging instruments. As a result, approximately 50.2% of our total gross debt bore interest at fixed rates, while 49.8% was subject to floating interest rates.

         Interest rate risk management instruments used to manage our exposure to interest rate variations include pay-variable and pay-fixed interest rate swaps and interest rate caps and collars. Pay-variable swaps effectively convert fixed rate debt into variable rate debt and are considered financial hedges against changes in the fair value of fixed rate debt. Pay-fixed swaps and interest rate caps and collars convert variable rate debt into fixed rate debt and are considered financial hedges against changes in future cash flows required for interest payments on variable rate debt.

         Based upon the above information, a hypothetical increase in average market rates of 0.1% over 2004 would result in a increase our financial expenses of approximately (euro)8 million at a constant financing structure.

Exposure to foreign currency risk

         We have worldwide operations that include significant operations in countries outside of the euro zone, mainly the United States and the United Kingdom. Because product and operating costs are based largely on the currency in which related revenue are generated, we face limited related foreign exchange exposure linked to commercial transactions. We enter into currency option contracts to hedge specific firm commitments and anticipated foreign currency denominated transactions, particularly at the time we make bids for new contracts. However, at December 31, 2003, we were not a party to any currency option contracts.

         We have significant investments denominated in foreign currencies, principally U.S. dollars and British pounds. Our policy is to hedge our exposure to currency fluctuations by incurring debt denominated in the corresponding currency based on future cash flow projections.

         The following table shows, as of December 31, 2003, our outstanding foreign currency positions that mature in less than one year:

  (millions of (euro) equivalent)                    Currency Swaps
                                           ------------------------------
                                              Forward                           Forward
                                             Purchases     Forward Sales       Purchases        Forward Sales

U.S. Dollar                                     60.8               437.0           6.4                    --
British Pound                                   43.0               185.6          12.3                  63.7
Australian Dollar                               24.8               112.2            --                    --
Swiss Franc                                       --                  --           2.6                  29.8
Norway Kroner                                    1.4               201.9            --                    --
Others                                          24.5               129.7            --                  25.3


         The following table shows, as of December 31, 2003, our outstanding foreign currency positions that mature after at least one year:

             Cross Currency Swaps        millions of(euro)         Maturity          Market Value(1)

        Euro / U.S. Dollar                           158.3           July 7, 2006                 13.6
        Euro / U.S. Dollar                           878.4           May 28, 2008                 62.0
        Euro / U.S. Dollar                           299.1          June 30, 2008                 24.6
        Euro / U.S. Dollar                           640.9        August 14, 2008                 63.1
        Euro / U.S. Dollar                           250.0       February 1, 2012                 92.3
        Euro / British Pound                         233.4          June 27, 2008                  3.7
        Euro / Hong Kong Dollar                       44.8          June 30, 2006                  3.8
        Czech Crown / Euro                            13.2         April 29, 2009                (1.0)
                                                                                           ------------
                    Total                                                                        262.1

         --------------------------
         (1) In millions of euros as of December 31, 2003.

Exposure to equity risk

         We manage our exposure to the impact of fluctuations in the price of our shares through sporadic trades in our shares on the market for purposes of stabilizing trading and limiting volatility in our share price. These activities are centralized by our company and are included in regular reports (after each trade and on a monthly basis) to our senior management. At December 31, 2003, we held 9,142,362 of our shares as treasury stock with a market value of
(euro)186.7 million. We have imputed 4,747,518 of these shares, with a value of
(euro)96.9 million, to our shareholders equity.

         As of December 31, 2003 we also held equity securities in the following companies:

                                        Number of Shares     Market Value
                                          --------             --------
         Vivendi Universal                 274,809         (euro)5.3 million
         Vinci                             801,294        (euro)52.6 million


Exposure to other market risks

         Our exposure to other market risks, including changes in commodity prices, are not considered material.

Ethics, Vigilance and Risk Management

         Ethics and vigilance

         In accordance with the commitments we made in our 2000 Annual Report, in 2001 we developed a vigilance program for our company with each of our four operating divisions and our corporate departments. The implementation of this program resulted in the adoption of a charter on "Ethics, Belief and Responsibility" on February 5, 2003, which will govern the daily behavior of our employees. This charter is available on our internet site. The charter reaffirms the fundamental values shared by all of our employees, including, for example, a strict observance of the laws in effect in the different countries where we operate, loyalty towards our clients and towards consumers and a sense of solidarity (tolerance, respect of others and social dialogue).

         In connection with the adoption of this charter, we have created an ethics committee to hear, coordinate and settle any questions relating to the respect of these fundamental values, any difficulties encountered in their application and any desirable improvements to them. In addition, we have established mechanisms to monitor the application of our norms and procedures within our group through regular reports to designated persons within each division.

         Coordination committee for the evaluation and prevention of risks

         Our coordination committee for the evaluation and prevention of risks ("CEPR"), which was created in 2001 to provide support to our divisions, continued to pursue its action plan during 2003. The CEPR is composed of the head of each of our divisions and the head of each of our corporate departments. The CEPR is responsible for identifying and prioritizing our principal risks and for the development of model protection and prevention mechanisms that are to be gradually generalized and implemented throughout our company. In 2003, the CEPR held plenary meetings involving all of our divisions and activities, and three sub-committees worked on identifying industrial, environmental, sanitary, legal and financial risks.

         With respect to industrial, environmental and sanitary risks, the work of the sub-committee dedicated to these questions focused principally on: the prevention of risks related to legionella, a review of security instructions designed to guard against accidents and criminal threats at our sites (involving principally our Water and Energy Services divisions), and on research into appropriate responses for threats to either people or materials (involving our Transportation division). Finally, a crisis management mechanism was implemented and has been functioning since October 1, 2003. This mechanism relies on the active participation of all of our divisions, including their subsidiaries abroad, and aims to guarantee an adequate response in the case of a serious event which could affect the health of individuals or environmental security in one of our areas of activity.

         The sub-committee in charge of legal risks has prepared for the implementation of an ethics committee by developing an internal charter, with the aim of rendering it effective during the first half of 2004. Further, the sub-committee has aided in the implementation of our "Ethics, Belief and Responsibility" program by undertaking steps to increase sensitivity, notably through employee training sessions.

         The sub-committee in charge of financial risks completed an analysis of the principal risks we face, which led to a strengthening of our internal audit and control procedures, in tight liaison with the accounts, audit and commitments committee. Further, the function of "risk management and insurance" was restructured into two separate activities called "insurance" and "risk management", which are communicated downward to the divisions in particular through a network of risk officers and/or risk committees.

         Management of legal risks

         In the context of the development of our business in France and elsewhere, we consider that the management of our legal risks is a key issue. Our priorities include the respect of legal and regulatory provisions and the adoption of ethical rules within our company and with respect to our partners.

         We have also adopted a code of conduct governing trading in our shares and in the shares of our subsidiaries that are listed on a stock exchange. Pursuant to this code, our senior managers are deemed to be "permanent insiders" and trading by any of them in our shares is prohibited at all times, except during two 30-day periods following the publication of our annual and half-year results each year.

         In addition, the specificity of our activities (outsourcing of local public services with operations in almost 80 countries and relationships with a variety of representatives and counterparties) has led us to adopt legal vigilance rules to guide our employees in their activities and in the preparation of legal documents. In particular, these rules cover civil liability and insurance policies, criminal responsibility, intellectual and industrial property, ethics, standard contractual clauses, sponsorship and patronage, confidentiality and compliance with labor laws and security norms. In addition to the formalization of a number of these rules in internal memoranda, the legal departments of our company and each of our divisions ensure, on a daily basis, an adequate management of our legal risks in tight coordination with our operating teams in the field.

         We have also created a disclosure committee to supervise and control the collection, dissemination and public disclosure (including filing with market authorities) of information relating to our company and our business.

         Management of industrial, environmental and sanitary risks

         We pay particular attention to sanitary risks, including the risks relating to the operation of our facilities and the risks relating to certain types of pollution that cannot be treated through traditional methods (for example, the presence of nitrates or bacteria (legionella) in our water and the emission of dioxides from our waste incineration activities). We believe that mere compliance with regulatory norms does not suffice to ensure adequate control of sanitary risks, and we have voluntarily taken a number of steps to establish strict vigilance and prevention procedures in the context of a global sanitary policy, particularly with respect to our multi-service offerings (for example, sanitary diagnosis and checkpoint controls and inspections).

         More generally, we are actively committed to sustainable development and, to this effect, have adopted a charter that sets our goals in terms of, among other things, the preservation of natural environments, the improvement of the health of populations and the offering of services to the most disfavored.

         Management of financial risks

         In the context of our operating and financial activities, we are exposed to liquidity risks and risks relating to fluctuations in interest rates, exchange rates and the value of our shares. We have centralized the management within our group of our exposure to these risks. Our strategy is based on certain management rules set forth in a manual entitled "Rules for Management of Financing/Treasury and Associated Risks," which is distributed to our subsidiaries. This centralized management aims to actively manage our market risks. Our treasury and financing department is responsible for the adoption and implementation of coverage mechanisms for our company and our divisions, including by assisting our divisions in identifying their respective exposures and implementing coverage mechanisms in each country where they operate. We have established a treasury management system that allows us to continuously follow the main indicators relating to liquidity and the financial instruments used by our company to manage our interest rate and exchange rate exposure. We also have implemented a transaction control structure through our middle and back offices that allows us to follow the limitations and security of our transactions in this context. In addition, these financial risk management teams submit daily, weekly and monthly reports to our senior management on the evolution of the relevant markets and its actual and potential consequences on our liquidity and the value of our portfolio of derivative instruments, as well as on the coverage transactions effected and their consequences on the relative amounts of our fixed-rate and floating-rate debt.

         We also centralize the management of interest rate risks. We use substantially all of the interest rate management tools proposed by the markets, including, in particular, interest rate swaps and options.

         We are also exposed to the risk of fluctuations in currency exchange rates as a result of the international nature of our activities, which are conducted in numerous countries and require our management of cash flows in many currencies. Because our expenses and revenues are primarily in the local currency of the country in which we operate, the effect of exchange rate fluctuations on our services business is limited. We implement coverage mechanisms in respect of these risks by using a range of products available in the market, including forward purchases and sales, currency swaps and currency options. In addition, to limit our exposure to the impact of fluctuations of exchange rates on the liabilities recorded on our balance sheet, we have adopted a policy to allocate financing in different currencies with the objective of financing our local operations in local currency. In addition, in connection with the management of assets in foreign currencies, we have implemented a strategy that seeks to provide financing in different currencies as a function of the ability to generate future cash flows in such currencies. This strategy aims to limit our exposure to exchange rate risks with respect to future cash flows, and uses, in addition to debt, the entirety of products which permit the conversion of euro resources into other currencies (currency swaps and cross-currency swaps).

         We monitor the liquidity of our group in coordination with designated managers at the operating level. The incurrence and management of new material financings are centralized in order to steer our present and future liquidity to optimum levels. We satisfy our financing needs through bank loans, commercial paper and debt issues on the international capital markets and the international private placement markets.

         We also manage our exposure to the impact of fluctuations in the price of our shares through sporadic trades in our shares on the market for purposes of stabilizing trading and limiting volatility in our share price. These activities are centralized by our company and are included in daily and monthly reports to our senior management.

                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Pursuant to French law, our company has engaged two independent accounting firms to audit its accounts and provide related services permissible under applicable French and U.S. laws and regulations. In respect of fiscal year 2003, our independent auditors are Barbier Frinault et Compagnie, a member of the Ernst & Young group since September 2002, and RSM Salustro Reydel. In accordance with French law, we consider each of these auditing firms as our principal accountants. During 2003, we paid total fees of (euro)15.2 million to RSM Salustro Reydel and (euro)15.1 million to Ernst & Young for the services described below.

Audit Fees

         During 2003, we paid (euro)11.9 million in fees to RSM Salustro Reydel and (euro)9.6 million to Ernst & Young for professional audit services.

Audit-Related Fees

         During 2003, we paid (euro)3.3 million in fees to RSM Salustro Reydel and (euro)2.1 million to Ernst & Young for audit-related services, including for comfort letters issued by our auditors in connection with our offerings of securities, certifications to third parties and acquisition-related audits.

Other Fees

         During 2003, we paid (euro)3.4 million in other fees to Ernst & Young for other professional services, including tax services. We did not pay any other fees to RSM Salustro Reydel in 2003.

           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES

         In connection with the share repurchase program approved by the general shareholders' meeting of April 30, 2003, we effected the following transactions in our shares between April 30, 2003 and March 1, 2004:

--------------------------------------------------------------------------------------------------------------------
                     Total Movements                          Open Positions as of March 1, 2004

--------------- ------------------------- --------------------------------------------------------------------------
                  Purchases      Sales/          Open Purchase Positions                Open Sale Positions
                               Transfers
--------------- ------------------------- ----------------------------------- --------------------------------------
Number of          403,863      390,008       Calls     Puts sold    Forward    Calls sold      Puts      Forward
shares                                      purchased               purchases                 purchased     sales
--------------- ------------- ----------- ------------ ----------- ---------- -------------- ------------ ----------
Average maximum       -            -        3,624,844*      0           0        595,000**        0           0
maturity
--------------- ------------- ----------- ------------ ----------- ---------- -------------- ------------ ----------
Average price        21            21           -           -           -            -            -           -
per share
(in euro)
--------------- ------------- ----------- ------------ ----------- ---------- -------------- ------------ ----------
Average               -            -         26.50***       -           -          22.50          -           -
exercise price
(in euro)
--------------- ------------- ----------- ------------ ----------- ---------- -------------- ------------ ----------
Total Amount      8,305,508    8,038,290        -           -           -            -            -           -
(in euro)
--------------- ------------- ----------- ------------ ----------- ---------- -------------- ------------ ----------

* Options from which our company benefits following the reclassification of shares effected by Vivendi Universal on November 24, 2002 with effect from December 24, 2002. These options are exercisable at any time between December 24, 2002 and December 23, 2004 inclusive.

**    These options are exercisable on May 5, 2004.

*** Subject to customary adjustments upon the occurrence of transactions affecting our share capital.

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes for the information of the reader, as required under French law in any auditor's report, whether qualified of not, explanatory paragraphs separate from and presented below the audit opinion discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account caption or on information taken outside of the consolidated financial statements. Such report should be read in conjunction and construed in accordance with French law and French auditing professional standards.


       TRANSLATION OF THE STATUTORY AUDITORS' REPORT ON THE CONSOLIDATED
                              FINANCIAL STATEMENTS


To the Shareholders
         of the Company Veolia Environnement,

In compliance with the assignment entrusted to us by your shareholders' annual general meetings, we hereby report to you, for the year ended December 31, 2003, on the audit of the accompanying consolidated financial statements of the company Veolia Environnement.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I - Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the group's financial position and of its assets and liabilities as of December 31, 2003, and of the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

II - Justification of assessments

Pursuant to the provisions of Article L.225-235, Paragraph 2, of the French Commercial Code (Code de commerce) relating to the justification of our assessments, which provisions were introduced by the Financial Security Law of August 1, 2003 and apply beginning with the fiscal year just ended, we draw your attention to the following items:

As set forth in Note 1.2.4 of the notes to the consolidated financial statements, the new Spanish law of July 17, 2003, which governs the provisions of shareholders' agreements relating to voting rights and transfers of shares, has not had any effect on FCC's corporate governance and control. Further, the Veolia Environnement group has not changed its method of accounting for its investment in FCC (proportional consolidation), applied since 1998. Our diligence relating to the audit of the consolidation scope confirms that the accounting method employed by the Veolia Environnement group is appropriate.

As set forth in Note 2 of the notes to the consolidated financial statements, the management of Veolia Environnement is required to make estimates and assumptions that affect the amounts reported in its financial statements and the accompanying notes. Note 2 also specifies that actual results may differ significantly from these estimates. In connection with our audit of the consolidated financial statements as of December 31, 2003, we concluded that among the items that are subject to significant accounting estimates, long-term tangible and intangible assets, deferred tax assets and provisions for risks were capable of assessment on our part on the following points:

     o With respect to the depreciation of long-term tangible and intangible assets as set forth in Note 2 of the notes to the consolidated financial statements, we evaluated the data and assumptions on which their estimates were based, examined the company's approval procedure for these estimates and reviewed the

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes for the information of the reader, as required under French law in any auditor's report, whether qualified of not, explanatory paragraphs separate from and presented below the audit opinion discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account caption or on information taken outside of the consolidated financial statements. Such report should be read in conjunction and construed in accordance with French law and French auditing professional standards.


          calculations made by the company and explained in Notes 1.2.1, 3 and 4 of the notes to the consolidated financial statements,
     o    Regarding the deferred tax assets the terms of which are set forth in
          Note 2 of the notes to the consolidated financial statements, we evaluated the data and assumptions on which their estimates were based, in particular the recovery estimates for these assets set by the company's financial and tax departments, and reviewed the calculations made by the company and explained in Note 17 of the notes to the consolidated financial statements,
     o With respect to the provisions for risks the terms of which are set forth in Note 2 of the notes to the consolidated financial statements, we evaluated the data and assumptions on which these provisions were based and reviewed the appropriateness of the information presented in
          Note 15 of the notes to the consolidated financial statements.

 Based on our assessments, we ensured that these estimates are reasonable.

 The assessments we conducted were undertaken in connection with our audit processes of the consolidated financial statements, taken as a whole, and therefore contributed to the formation of our unqualified opinion as disclosed in the first part of this report.

 III - Specific Verification

 We also performed the verification of the information given in the management report of the group. We have no comment as to its fair presentation and its conformity with the consolidated financial statements.

                                 April 16, 2004

                             The Statutory Auditors


                                                     BARBIER FRINAULT & CIE
          RSM SALUSTRO REYDEL                             ERNST & YOUNG

                                                  Jean Bouquot Patrick Gounelle
   Bernard Cattenoz Bertrand Vialatte

                              VEOLIA ENVIRONNEMENT

                      CONSOLIDATED BALANCE SHEETS - ASSETS



                                                     Notes                          At December 31,
                                                            -------------------------------------------------------------------
                                                                   2003         2003             2002                  2001
                                                              ($millions)                  ((euro) millions)
                                                            -------------------------------------------------------------------

Goodwill, net                                          3        5,352.9          4,238.4          6,152.8           6,795.8


Other intangible assets, net                           4        3,472.0          2,749.1          3,904.9           4,477.0

Property plant and equipment                                   22,351.7         17,698.1         17,679.2          16,843.4

Publicly-owned utility networks                                 8,871.2          7,024.2          6,463.6           6,156.7

Accumulated depreciation                                     (13,012.3)       (10,303.1)        (9,602.0)         (8,808.8)

Property, plant and equipment, net                     5       18,210.6         14,419.2         14,540.8          14,191.3

Investments accounted for using the equity method      6          562.9            445.7            448.0             618.0

Investments accounted for using the cost method        7          260.4            206.2            278.0             245.8

Portfolio investments held as financial assets         7        1,467.8          1,162.2          1,243.5           1,072.8

Financial assets                                                2,291.1          1,814.1          1,969.5           1,936.6

Total long-term assets                                         29,326.6         23,220.8         26,568.0          27,400.7

Inventories and work-in-progress                       8        1,348.6          1,067.8          1,174.5           1,543.7

Accounts receivable                                    8       13,176.2         10,432.9         11,145.8          12,066.0

Short-term loans                                       9          578.3            457.9            487.6             985.5

Cash and cash equivalents                             10        3,205.9          2,538.4          2,381.9           2,089.3

Other marketable securities                           10        1,518.7          1,202.6            260.6             324.1

Total current assets                                           19,827.7         15,699.6         15,450.4          17,008.6
                                                            ---------------  ---------------                   ----------------

TOTAL ASSETS                                                   49,154.3         38,920.4         42,018.4          44,409.3
                                                            ===============  ===============  =================================

The accompanying notes are an integral part of these consolidated financial statements.

For the convenience of the reader, the financial statements as of and for the year ended December 31, 2003 have been translated into U.S. Dollars at the rate of U.S. $ 1 = (euro)0.7918.

                              VEOLIA ENVIRONNEMENT

                  CONSOLIDATED BALANCE SHEETS - LIABILITIES AND
                              SHAREHOLDERS' EQUITY



                                     Notes                           At December 31,
                                            ---------------------------------------------------------------------
                                                 2003             2003             2002                  2001
                                            ($ millions)                       ((euro)millions)
                                            ----------------  ---------------------------------------------------
Share capital                                    2,527.9           2,001.6          5,404.4           4,673.4
Additional paid-in capital                       7,984.2           6,321.9          2,919.1           2,269.6
Retained earnings                              (3,402.4)         (2,694.0)        (2,333.1)           1,048.2
Net Income                                     (2,595.0)         (2,054.7)            339.2         (2,251.2)
                                            ----------------  ----------------  ---------------------------------
Total shareholders' equity            12         4,514.7           3,574.8          6,329.6           5,740.0
Minority Interests                    13         3,384.4           2,679.8          2,585.2           2,531.1
Deferred income                       14         1,862.8           1,475.0          1,413.4           1,483.1
Reserves and allowances               15         3,680.1           2,913.9          2,946.1           3,195.7
Bonds                                           10,163.2           8,047.2          5,633.8           5,193.6
Other financial long-term debt                   5,732.8           4,539.2          7,279.2           7,940.4
                                            ----------------  ----------------  ---------------------------------
Long-term debt                        16        15,896.0          12,586.4         12,913.0          13,134.0
Other long-term liabilities                        504.3             399.3            427.5             496.6
                                            ----------------  ----------------  ---------------------------------
Total long-term liabilities and                 29,842.3          23,629.2         26,614.8          26,580.5
shareholders' equity
Accounts payable                       9        14,479.0          11,464.5         11,607.7          12,939.3
Bank overdrafts and other             16         4,833.0           3,826.7          3,795.9           4,889.5
short-term borrowings
Total current liabilities                       19,312.0          15,291.2         15,403.6          17,828.8
                                            ----------------  ----------------  ---------------------------------
TOTAL LIABILITIES AND                           49,154.3          38,920.4         42,018.4          44,409.3
SHAREHOLDERS' EQUITY
                                            ================  ================  =================================

The accompanying notes are an integral part of these consolidated financial statements.

On January 1, 2001 Veolia Environnement has forgone the imputation of the goodwill of US Filter recorded as a reduction of shareholders' equity, which represents an increase in additional paid-in capital of (euro)2,037 million.

For the convenience of the reader, the financial statements as of and for the year ended December 31, 2003 have been translated into U.S. Dollars at the rate of U.S. $ 1 = (euro)0.7918.

                              VEOLIA ENVIRONNEMENT

                        CONSOLIDATED STATEMENTS OF INCOME



                                                   Notes                        At December 31,
                                                          ---------------------------------------------------------------
                                                                2003            2003             2002            2001
                                                           ($ millions)                  ((euro) millions)
                                                          --------------  -----------------------------------------------
Revenues                                                     36,124.0        28,603.0         30,078.7        29,126.7
Costs of sales                                             (29,964.1)      (23,725.6)       (24,638.1)      (23,550.9)
Selling, general and administrative costs                   (4,051.9)       (3,208.3)        (3,508.8)       (3,556.7)
Other operating income (expense)                                103.3            81.8             39.5           (6.0)
                                                          --------------  --------------   --------------  --------------
EBIT                                                          2,211.3         1,750.9          1,971.3         2,013.1
Goodwill amortization and depreciation of           25      (3,062.0)       (2,424.5)          (327.2)       (2,910.1)
intangible assets with indefinite life (1)
Restructuring costs                                           (117.8)          (93.3)           (56.6)          (49.4)
                                                          --------------  --------------   --------------  --------------
Operating income (loss)                                       (968.5)         (766.9)          1,587.5         (946.4)
Financial income (expenses)                         25        (947.1)         (749.9)          (648.1)         (798.0)
Other income (expenses)                             25         (78.8)          (62.4)           (59.7)            38.9
                                                          --------------  --------------   --------------  --------------
Net income (loss) before taxes, minority and                (1,994.4)       (1,579.2)            879.7       (1,705.5)
equity interests
Income taxes                                        17        (346.6)         (274.4)          (437.3)         (462.3)
                                                          --------------  --------------   --------------  --------------
Net income (loss) before minority and equity                (2,341.0)       (1,853.6)            442.4       (2,167.8)
interests
Equity in net income of affiliates                   6           56.1            44.4             39.0            47.8
Minority interest                                   13        (310.1)         (245.5)          (142.2)         (131.2)
                                                          --------------  --------------   --------------  --------------
Net income (loss)                                           (2,595.0)       (2,054.7)            339.2       (2,251.2)
                                                          ==============  ==============   ==============  ==============

Basic earnings per share                                       (6.48)          (5.13)             0.93          (6.55)
Diluted earnings per share                                     (6.48)          (5.13)             0.93          (6.55)


The accompanying notes are an integral part of these consolidated financial statements.

(1) includes goodwill and intangible assets write-downs of (euro)2,214.9 million in 2003, (euro)77.0 million in 2002 and (euro)2,652.2 million in 2001.

For the convenience of the reader, the financial statements as of and for the year ended December 31, 2003 have been translated into U.S. Dollars at the rate of U.S. $ 1 = (euro)0.7918.

                              VEOLIA ENVIRONNEMENT

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
           (Prepared in accordance with International Accounting Standard No. 7)


                                                      Notes                      At December 31,
                                                             ------------------------------------------------------------
                                                                  2003           2003            2002            2001
                                                             ($ millions)                 ((euro) millions)
                                                             -------------  ---------------------------------------------
Cash flow from operating activities:
Net income (loss)                                            (2,595.0)      (2,054.7)           339.2       (2,251.2)
Adjustment to reconcile net income to net cash
provided by operating activities
Depreciation and amortization                           25     5,665.8        4,486.2         2,396.7         4,684.0
Financial provisions                                    25       237.8          188.3           112.3            53.7
Gains on sale on property  and equipment and                      16.3           12.8         (105.6)         (144.9)
financial assets, net
Undistributed earnings of affiliates, net                       (34.1)         (27.0)          (15.2)          (14.9)
Deferred taxes                                                 (123.0)         (97.4)          (19.3)            90.2
Minority interests                                      13       310.1          245.5           142.2           131.2
Net changes in current assets and liabilities:
Prepaid, deferrals and accruals                         4       (67.1)         (53.1)          (70.5)          (92.9)
Increase (decrease) in working capital (1)              9        502.1          397.6         (463.1)           436.8
Net cash provided by operating activities                      3,912.9        3,098.2         2,316.7         2,892.0
                                                             -------------  -------------   -----------------------------

Cash flow from investing activities:
Purchase of property, plant and equipment                    (3,101.4)      (2,455.7)       (2,603.4)       (2,878.5)
Proceeds from sale of property, plant and equipment              285.4          226.0           198.1           205.8
Purchase of investments                                        (336.1)        (266.1)       (1,005.9)       (1,168.8)
Proceeds from sales of investments                               568.3          450.0         1,259.9           349.7
Purchase of portfolio  investments  held as financial          (262.3)        (207.7)         (124.8)         (146.6)
assets
Proceeds from sales of portfolio  investments held as             55.6           44.0           313.5            42.2
financial assets
Disbursement on notes receivables                               (99.4)         (78.7)         (420.9)          (98.7)
Principal payment on notes receivables                            97.6           77.3           158.5            18.7
Net (increase) decrease in short-term loans                       34.5           27.3           110.2           159.7
Sales and purchases of marketable securities                 (1,172.5)        (928.4)             6.2           124.1
Net cash used in investing activities                        (3,930.3)      (3,112.0)       (2,108.6)       (3,392.4)
                                                             -------------  -------------   -----------------------------

The accompanying notes are an integral part of these consolidated financial statements.

(1)  The decrease in working capital excludes the deferred taxes of the period.

For the convenience of the reader, the financial statements as of and for the year ended December 31, 2003 have been translated into U.S. Dollars at the rate of U.S. $ 1 = (euro)0.7918.

                              VEOLIA ENVIRONNEMENT

      (Prepared in accordance with International Accounting Standard No. 7)



                                                     Notes                      At December 31,
                                                            ------------------------------------------------------------
                                                                   2003            2003           2002          2001
                                                              ($ millions)                ((euro) millions)
                                                            --------------- --------------------------------------------
Cash flow from financing activities:
   Net increase (decrease) in short-term borrowings               503.9           399.0      (2,031.7)         (3.8)
   Proceeds from issuance of bonds and other long-term debt     5,219.5         4,132.8        4,194.1       4,604.4
   Principal payment on bonds and other long-term debt        (4,788.1)       (3,791.2)      (3,870.4)     (3,335.9)
   Net proceeds from issuance of common stock                      12.5             9.9        1,554.1         411.2
   Purchase of treasury stock                                         -               -        (115.8)       (138.4)
   Cash dividends paid                                          (390.6)         (309.3)        (300.0)       (299.0)
Net cash provided by financing activities                         557.2           441.2        (569.7)       1,238.5
                                                            --------------- ------------- --------------- --------------
Effect of foreign currency exchange rate changes on cash and    (265.5)         (210.2)         (92.1)       (176.9)
cash equivalents
Change in cash and cash equivalents                               274.3           217.2        (453.7)         561.2
Cash and cash equivalents:
   Beginning                                                    2,065.7         1,635.6        2,089.3       1,528.1
   Ending                                                       2,340.0         1,852.8        1,635.6       2,089.3

Cash and cash equivalents                                       3,205.9         2,538.4        2,381.9
- Cash liabilities                                              (865.9)         (685.6)        (746.3)
                                                            --------------- -------------- ---------------
Cash and cash equivalents                                       2,340.0         1,852.8        1,635.6

The accompanying notes are an integral part of these consolidated financial statements.

For the convenience of the reader, the financial statements as of and for the year ended December 31, 2003 have been translated into U.S. Dollars at the rate of U.S. $ 1 = (euro)0.7918.

                              VEOLIA ENVIRONNEMENT

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY



((euro)millions except for share                                       Additional
information)                               Number         Share         paid-in       Retained     Net income   Shareholders'
                                          of Shares      capital        capital       earnings                     equity
                                       ------------ ---------------- ------------ -------------- ----------- ------------------
Balance at December 31, 2000            346,174,955       4,673.4           232.6         687.5        614.8         6,208.3
                                       ------------ ---------------- ------------ -------------- ----------- ------------------
Net loss for the year 2001                        -             -               -             -    (2,251.2)       (2,251.2)
Foreign currency translation adjustment           -             -               -        (30.5)            -          (30.5)
Dividends paid and net income                     -             -               -         392.2      (614.8)         (222.6)
appropriation
Goodwill                                          -             -         2,037.0         (1.0)            -         2,036.0
Conversion of warrants - Capital
increase                                        817             -               -             -            -               -
                                       ------------ ---------------- ------------ -------------- ----------- ------------------
Balance at December 31, 2001            346,175,772       4,673.4         2,269.6       1,048.2    (2,251.2)         5,740.0
                                       ------------ ---------------- ------------ -------------- ----------- ------------------
Net income for the year 2002                      -             -               -             -        339.2           339.2
Foreign currency translation                      -             -               -       (957.2)            -         (957.2)
adjustment
Dividends paid and net income                     -             -               -     (2,438.7)      2,251.2         (187.5)
appropriation
Treasury shares                                   -        (64.1)          (86.9)             -            -         (151.0)
Conversion of warrant - Capital
increase                                 58,894,687         795.1           736.4             -            -         1,531.5
Other                                             -             -               -          14.6            -            14.6
                                       ------------ ---------------- ------------ -------------- ----------- ------------------
Balance at December 31, 2002            405,070,459       5,404.4         2,919.1     (2,333.1)        339.2         6,329.6
                                       ------------ ---------------- ------------ -------------- ----------- ------------------
Net income for the year 2003                      -             -               -             -    (2,054.7)       (2,054.7)
Foreign currency translation
adjustment                                        -             -               -       (509.1)            -         (509.1)
Dividends paid and net income                     -             -               -         121.4      (339.2)         (217.8)
appropriation
Treasury shares                                   -          40.3          (40.3)             -            -               -
Capital decrease                                 56     (3,443.1)         3,443.1             -            -               -
Other                                             -             -               -          26.8            -            26.8
                                       ----------------------------- ----------------------------------------------------------
Balance at December 31, 2003            405,070,515       2,001.6         6,321.9     (2,694.0)    (2,054.7)         3,574.8
                                       ------------ ---------------- ------------ -------------- ----------- ------------------
Balance at December 31, 2003
($millions)                                               2,527.9         7,984.2     (3,402.4)    (2,595.0)         4,514.7
                                       ------------ ---------------- ------------ -------------- ----------- ------------------

The accompanying notes are an integral part of these consolidated financial statements.

For the convenience of the reader, the financial statements as of and for the year ended December 31, 2003 have been translated into U.S. Dollars at the rate of U.S. $ 1 = (euro)0.7918.

                              VEOLIA ENVIRONNEMENT

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1. DESCRIPTION OF BUSINESS

1.1. Presentation of the Group

Veolia Environnement ("VE" or the "Group") is a "societe anonyme" according to French law, a form of stock corporation, listed on both the Paris and New York stock exchanges.

Veolia Environnement is an independent group formed at the end of 1999 and is a world-wide group providing environmental services organized into four divisions: water, waste management, energy services and transportation as well as an interest in the Spanish company Fomento de Construcciones y Contratas ("FCC"). Veolia Environnement has been listed on the Paris stock exchange since July 20, 2000 and on the New York stock exchange since October 5, 2001.

SEGMENT DESCRIPTION

Veolia Environnement supplies a wide array of environmental management services to a range of public authorities and industrial, commercial and residential customers. The Group offers a variety of integrated services, including water treatment and system operation, waste management, energy services, and transportation services. Through FCC, a publicly listed Spanish company, the Group also provides environmental and construction services.

Following is a brief description of each of the Group's business segments:

          o Water - the Group manages and operates water and waste water treatment and distribution systems for public authorities and private companies. The Group is also a designer and manufacturer of water and waste water treatment equipment and water systems. In addition, the Group provides consumers with bottled water.

          o Waste management - the Group collects hazardous and non-hazardous waste and offers related services, including disposal, treatment and recycling.

          o Energy services - the Group provides energy management services and offers a wide range of industrial utilities and facilities management services.

          o Transportation - the Group provides integrated transportation solutions involving bus, train, maritime, tram and other networks.

          o FCC - FCC operates in a number of different environmental and construction related industries.

1.2. Significant Events

1.2.1. Strategic Review of our North American Water Assets

Because of the evolution of our water activities in the United States during the first half of 2003, our management, at the time of the presentation of our results for the first half of 2003, announced our decision to reorganize these activities and revalue certain activities no longer considered strategic by our company in view of their divestment. The most significant factors that our management noted in our water markets in the United States during the first half of 2003 were the following:

     o our water equipment markets did not experience the turnaround we had anticipated and the profitability of our equipment sales business did not improve as expected, but rather continued to decline, reaching a historical low in the first half of 2003. Although customer orders in this business are subject to a degree of seasonality, our backlog in the industrial sector did not allow us to envision a quick turnaround of our profitability in this market, compounded by an expected increase in competition for orders due to the arrival of new competitors in this market;

     o the limited potential for large municipal outsourcing contracts in the United States, though our belief in the medium- to long-term potential of this market remains unchanged. In this context, the announcement made by one of our main competitors to withdraw from a large contract and redefine its scope of operations with a view to decreasing its presence in this market had an adverse effect on the short-term prospects of this market; and

     o the continued absence of any synergies between our "Consumer & Commercial" activities with the rest of our activities.

In light of this analysis, we undertook a strategic review of our North American water assets and decided to:

     o reorganize our "Water & Wastewater" activities by regrouping our long-term contracts, our engineering and construction activities and several activities related to essential processes under "outsourcing-long-term contracts." These activities are very similar to our other concession and outsourcing activities in both the municipal and industrial markets;

     o regroup our equipment and technology sales activities and related services under "Equipment-short-term contracts," with a view to divesting this unit; and

     o    divest our "Consumer & Commercial" activities.

In connection with the reorganization and contemplated divestments, we decided to restate the carrying value of these assets to our best estimate of their fair market value as of June 30, 2003. To this end, we undertook a review of the enterprise value of these activities on the basis of comparable multiples used by other listed companies in our markets and in recent transactions. As a result of this review, we recorded in the first half of 2003 a (euro)2.2 billion write-down in the carrying value of USFilter, without taking into account the potential impact of fluctuations in exchange rates on the contemplated divestments. This write-down consisted of a write-off of goodwill recorded in connection with the acquisition of USFilter of US$1.64 billion, an impairment charge of US$0.74 billion relating to trademarks (which are intangible assets with an indefinite life) and a write-off of various other assets amounting in aggregate to US$0.12 million.

We have commenced implementing our divestment plan relating to these assets. In this context, we sold on December 31, 2003, slightly ahead of schedule, USFilter's Everpure subsidiary to Pentair Inc. for US$215 million. We also announced in February 2004 the sale of certain real property (farm land) in California for US$77 million. We are in the process of finalizing the preparation for sale of the remaining activities in the "Equipment--short-term contracts" and "Consumer & Commercial" units of USFilter. We incurred charges in 2003 of (euro)67 million relating to the legal reorganization of these activities and the preparatory measures for their divestment, which are recorded under EBIT in our consolidated financial statements.

1.2.2. Termination of Our Connex South Eastern License (United Kingdom)

Following the decision announced by the UK Strategic Rail Authority (SRA) in June 2003 to end all negotiations seeking to restore the financial equilibrium of the South Eastern license, the SRA took over all operations conducted under this license on November 8, 2003. As of this date, the SRA released us from any further financial obligation under this license. Additional expenses related to the termination of this license amounted to (euro)33.7 million.

1.2.3. Southern Water

In accordance with the agreement signed with Southern Water Capital, in 2003 we refinanced our investment in Southern Water. As of July 23, 2003, our total investment in Southern Water amounted to (pound)56 million ((euro)81 million).

1.2.4. Relationship with FCC

On July 17, 2003 a new law was passed in Spain relating to the corporate governance of private Spanish companies (such as FCC's holding company), which, in particular, governs the provisions of shareholders' agreements relating to voting rights and transfers of shares. The scope and manner of implementation of this law remains unclear and there has not been any legal or administrative interpretation of this law yet. Although this law had not had any effect on FCC's corporate governance and control as of December 31, 2003, we believe that this law may in the future have an impact on the contractual balance of the shareholders' agreement dated October 6, 1998 between our company and our partner in FCC's holding company, Ms. Esther Koplowitz.

In addition, we and Mrs. Esther Koplowitz had a number of disagreements relating to the strategic development of FCC during 2003. To avoid creating a deadlock and in the interest of FCC's development, we proposed to Mrs. Esther Koplowitz several alternative ways to resolve our differences. Mrs. Esther Koplowitz, however, informed us in the third quarter of 2003 of her preference to formally start negotiations to repurchase our interest in FCC. We accepted the principle of a sale of our interest in FCC to Mrs. Esther Koplowitz and have discussed various proposals with her. In this context, we informed the Spanish stock market authorities (Comision Nacional del Mercado de Valores) on March 1, 2004 of these negotiations and that, as of that date, we had not commenced negotiations to sell our interest in FCC to any other person. Although we have received expressions of interest from other persons relating to our stake in FCC, we are not currently in negotiations with any other party pending the outcome of our discussions with Mrs. Esther Koplowitz.

Depending on the outcome of our discussions with Mrs. Esther Koplowitz, we may decide to change our method of accounting for our participation in FCC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in France ("French GAAP") and are in accordance with the provisions of the January 3, 1985 law and its implementation rule as of February 17, 1986 and the new rules approved by the "Comite de la Reglementation Comptable" in April 1999.

The Group applies the recommendation of the "Conseil National de la Comptabilite" and accounts for in its consolidated financial statements, assets financed by capital leases, pensions obligations and other retirement costs. Veolia Environnement uses the preference method for the treatment of capital leases.

The Group does not apply by anticipation the regulation CRC 2002-10 relative to amortization and depreciation of assets.

The financial statements of foreign subsidiaries have been adjusted to comply with French GAAP when necessary. French GAAP differs in certain aspects from accounting principles generally accepted in the United States. A description of these differences and their effects on net income and shareholders' equity is set forth in Note 29. The financial statements have been formatted in the original French GAAP financial statements presentation and where necessary have been modified to include certain additional disclosures in order to conform with the content of financial statements required by the generally accepted accounting principles in the United States ("U.S. GAAP").

Change of presentation and accounting principles

In 2003, the Group made the following significant changes to its accounting methods and the presentation of its accounts under accounting principles generally accepted in France, or French GAAP:

o the Group changed the method of depreciating certain operating assets in its waste management activities relating to "Urban Cleaning" and "Industrial Waste" in France. Until December 31, 2002, the Group depreciated these assets using double declining method over five years. As from January 1, 2003, the Group depreciates these assets on a straight-line basis over eight years to better reflect the useful life of these assets. This change in depreciation method contributed an additional (euro)25.6 million to its operating income (loss) before amortization charges and restructuring costs (EBIT) in 2003.

o The Group increased the useful life of its co-generation facilities in its energy services division. Because the Group anticipates that these facilities will be in use for a longer period of time due to the evolution of the demand for electricity, the useful life of these assets for purposes of depreciation has been increased from 12 years to 24 years. This change, which became effective on July 1, 2003, contributed an additional (euro)7.5 million to the operating income (loss) before amortization charges and restructuring costs (EBIT) in 2003.

In 2002, the Group did not change presentation or its accounting principles.

Since January 1, 2001 Veolia Environnement no longer recorded goodwill as a reduction of shareholders' equity.

Convenience Translations

The consolidated balance sheet and consolidated statements of income and cash flows include amounts as of and for the year ended December 31, 2003 denominated in millions of U.S. dollars. These amounts are presented as permitted convenience translations under Rule 3-20 of Regulation S-X of the U.S. Securities Exchange Commission and have been prepared using an exchange rate of U.S.$1 to (euro)0.7918, which was the exchange rate as of December 31, 2003. Convenience translations are presented solely for the convenience of the reader of these financial statements and should not be construed as representations that the local currency has been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

Principles of Consolidation

All companies over which the Group has legal or effective control are consolidated.

The Group uses the equity method of accounting for its investments in certain affiliates in which it owns less than 20% of the voting shares. In these situations, the Group exercises significant influence over the operating and financial decisions of the affiliate either (a) through the disproportionate representation on the affiliate's board of directors, e.g., the percentage of directors appointed to the board by the Group is greater than the percentage of its shareholding interest and those directors allow the Group to exercise significant influence, and (b) because there is no shareholder with a majority voting ownership in the affiliate, which is a consideration under French accounting principles in determining whether significant influence exists, or
(c) because the Group exercises substantive participating rights through shareholder agreements that allow the Group to veto or block decisions taken by the board of the affiliate in question. Significant investments in which the Group has 20% to 50% ownership or otherwise exercises significant influence are accounted for under the equity method.

The proportionate method of consolidation is used for investments in jointly controlled companies, where the Group and other shareholders have agreed to exercise joint control over significant financial and operating policies. For such entities, the Group records its proportionate interest in the balance sheet and income statement accounts.

All other investments in affiliates that are not consolidated are accounted for at cost.

Subsidiaries acquired are included in the consolidated financial statements as of the acquisition date. All material intercompany transactions have been eliminated. In the case of proportionally consolidated companies, intercompany transactions are eliminated on the basis of the Group's interest in the company involved.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Actual results could differ significantly from these estimates. Significant estimates made by management in the preparation of these financial statements include amounts for pension liabilities, deferred taxes, valuation estimates for long-lived assets, reserves as well as recorded and disclosed amounts for certain financial instruments.

Translation of Foreign Subsidiaries' Financial Statements

Balance sheets, statements of income and cash flows of subsidiaries whose functional currency is different from that of the Group are translated into the reporting currency at the applicable exchange rate (i.e., the closing year-end rate for balance sheets, or the average annual rate for income and cash flow statements). Translation gains and losses are recorded in retained earnings. The exchange rates of the significant currencies of non-euro countries used in the preparation of the consolidated financial statements were as follows :


             Year-End Closing Exchange Rates                 2003             2002              2001
(one currency = xx(euro))
--------------------------------------------------   ---------------   --------------   ---------------
U.S. dollar                                                0.7918           0.9536            1.1357
Pound sterling                                             1.4188           1.5373            1.6030

              Average Annual Exchange Rates                  2003             2002              2001
(one currency = xx(euro))
--------------------------------------------------   ---------------   --------------   ---------------
U.S. dollar                                                0.8758           1.0545            1.1148
Pound sterling                                             1.4422           1.5889            1.6058

The balance sheets, income and cash flow statements of subsidiaries operating in highly inflationary economies are re-measured (according to the historical method) into a functional currency. The functional currency is defined as the currency used in the dominant country of the economic area to which the subsidiaries belong. Related translation effects are included in net income. These financial statements are then translated from the functional currency into the reporting currency on the basis of the year-end or average annual exchange rate and the translation adjustments are recorded in retained earnings.

Revenue Recognition

Revenues are recorded when title passes to the customer or when services are rendered and measured in accordance with contracts; title of property is considered to have passed to the customer when goods are shipped.

Revenue resulting from government subsidies associated with long-term operating agreements is recorded ratably over the year.

Revenue relating to specific activities are discussed in applicable sections of these footnotes.

Other income and expenses

This item includes income or expenses resulting from exceptional operations or events that are not part of the ordinary operations of Veolia Environnement. They primarily include capital gains and losses on sales of subsidiaries, affiliates and activities.

Goodwill and Business Combinations

All business combinations are accounted using the purchase accounting method. Under the purchase accounting method, assets acquired and liabilities assumed are recorded at their fair value. The excess of the purchase price over the fair value of net assets acquired, if any, is capitalized as goodwill and amortized over the estimated period of benefit on a straight-line basis. Amortization periods for goodwill range from 20 to 40 years.

Other Intangible Assets

Start-up costs relating to the implementation of new activities, including pre-operating costs, are amortized over their estimated useful life.

Other intangible assets include costs incurred to obtain contracts, such as fees paid to local authorities for public services contracts. Fees paid to local authorities are amortized over the duration of the contract, which can be up to 30 years.

Market share and trademarks are not amortized.

Business assets acquired, such as customers lists and operating rights, are amortized over their estimated useful life.

Property, Plant and Equipment

Property, plant and equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following useful life:
                                                          Estimated useful lives
                                                                 in years
                                                                 --------

         Buildings.......................................      20 to 50
         Technical systems...............................       7 to 24
         Transport equipment.............................       3 to 25
         Other equipment and machinery...................       3 to 12

Assets financed by capital lease are capitalized and amortized over the shorter of the lease term or the estimated useful lives of the assets. Amortization expense on assets acquired under such leases is included with depreciation and amortization expense. Interest expense incurred as a result of expenditures for a fixed asset during the period necessary for its intended use is capitalized as part of the historical cost of fixed assets.

Valuation of Long-lived Assets

Long-lived assets are regularly re-evaluated according to circumstances, either internal or external, which could lead to depreciation. If this is the case, an exceptional amortization or valuation allowance is recorded on the basis of the asset's fair value.

Valuation of goodwill and other intangible assets

Each year, Veolia Environnement review systematically its goodwill and other intangible assets during its strategic planning in mid year. If long term prospects of an activity are durably downgraded, an estimate is realized and an impairment is accounted for at the interim accounts closing if necessary. The assets are valued at market value in case of a decision to sale them and at fair value if they are conserved. At a closing date, a negative budget variance considered as irreversible may lead to an impairment test. In case of disposal, market value is based on the multiples method (brokers surveys) or recent similar transactions. When the assets are held, the preferred method is the discounted future cash flows. Alternative methods are the multiples method or recent similar transactions.

Balance sheet recognition of financing assets

   Lease contracts

    As mentioned above, Veolia Environnement uses the preference method for the treatment of capital leases and uses IAS 17 criteria to identify capital lease contracts.

    In order to make this classification, leases can be examined with respect to the following criteria:

          o the lease transfers ownership of the asset to the lessee by the end of the lease term;

          o the lessee has the option to purchase the asset at a price which is expected to be sufficiently lower than the fair value at the date the option becomes exercisable such that, at the inception of the lease, it is reasonably certain that the option will be exercised;

          o the lease term is for the major part of the economic life of the asset even if title of property is not transferred;

          o at the inception of the lease the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset;

          o the leased assets are of a specialized nature such that only the lessee can use them without major modifications being made;

          o if the lessee can cancel the lease, the lessor's losses associated with the cancellation are borne by the lessee;

          o gains or losses from the fluctuation in the fair value of the residual fall to the lessee; and

          o the lessee has the ability to continue the lease for a secondary period at a rent which is substantially lower than market rent.

   Trade accounts receivables financing

    Securitization of receivables contracts are deconsolidated if the following criteria are met :
-    true sale of receivables to a third party,
-    no shares held in equity of a securitization fund.

Financial Assets

   Investments Accounted for Using the Cost Method

   Investments in unconsolidated affiliates are carried at cost. Any negative difference between carrying value and fair value that is determined to be other than temporary is reserved.

   Portfolio Investments Held as Financial Assets

   Portfolio and other investments include unlisted and listed equity securities of unconsolidated subsidiaries and long-term loans that are recorded at cost. When fair value is less than cost and is determined to be other than temporary, a valuation allowance is provided. Estimated fair value is determined on the basis of the Group's share of the equity of the companies concerned adjusted to market value in case of listed securities or pursuant to other applicable procedures.

   Bonds and Debentures

   Issue costs, as well as discounts and premiums on convertible debt are amortized over the life of the debt.

Inventories and Work-in-progress

Group companies value inventories according to the provisions of the French Commercial Code, either on a first-in-first-out or a weighted average cost basis. Inventories are stated at the lower of cost or net realizable value.

Deferred Taxes

Deferred tax assets are recognized for deductible temporary differences, net tax operating loss carry forwards and tax credit carry forwards. Deferred tax liabilities, including those relating to tax loss carry-forwards, are recognized for taxable temporary differences. Deferred tax assets are recorded at their estimated net realizable value. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the enactment date.

Cash, Cash Equivalents and Marketable Securities

Cash and cash equivalents include all cash balances and short-term highly liquid investments with original maturities of three months or less at the time of purchase and are stated at cost which approximates their fair value.

Marketable securities including treasury shares and other highly liquid investments. Treasury shares are classified as marketable securities when they are acquired to stabilize the market price of the Group's shares or in connection with stock options granted to directors and employees. Treasury shares held for other reasons are recorded as an offset to shareholders' equity. Marketable securities are carried at cost, and a valuation allowance is provided if the fair value is less than the carrying value.

Pension Plans

The Group has several pension plans. Pension obligations are calculated using the projected unit credit method. This method considers the probability of personnel remaining with companies in the Group until retirement, the foreseeable changes in future compensation, and the appropriate discount rate for each country in which the Group maintains a pension plan. This results in the recognition of pension-related assets or liabilities, and the recognition of the related net expenses over the estimated term of service of the employees.

Employees in France and most other European countries are eligible, for severance pay pursuant to applicable law immediately upon termination. The Group provides reserves for such employee termination liabilities using the projected unit credit method.

Stock Based Compensation

The Group has adopted stock option incentive plans that grant options on its common shares to certain directors and officers. The purpose of these stock option plans is to align the interest of management with the interest of shareholders by providing certain officers and other key employees with additional incentives to increase the Group's performance on a long-term basis. Shareholders' equity is credited for the cumulative strike price to reflect the issuance of shares upon the exercise of options.

Treasury shares held to cover commitments relating to stock purchase options are shown under marketable securities at the lower of cost and fair market value. The Group accounts for any capital gains or losses in the year in which shares are sold under the plan.

Derivative Financial Instruments

The Group manages certain of its financial risks by using derivative financial instruments that qualify as hedges.

The Group primarily uses interest rate swaps and caps to manage interest rate risks relating to its borrowing requirements. The goal of these swaps is, depending on the circumstances involved, to modify from fixed to floating rates and from floating to fixed as well as to modify the underlying index on floating rate debt. The goal of the interest caps is to limit the upside risk relating to floating rate debt. Interest rate swaps that modify borrowings or designated assets are accounted for on an accrual basis. Premiums paid for interest rate caps are expensed as incurred.

The Group uses currency swaps and forward exchange contracts to manage its foreign currency risk. Forward exchange contracts are used to hedge firm and anticipated transactions relating to assets denominated in foreign currencies. Currency rate swaps are used to modify the interest rate and currency of foreign denominated debt. Gains and losses arising from the change in the fair value of currency instruments that qualify for hedge accounting treatment are deferred until related gains or losses on hedged items are realized.

Any financial instrument that does not qualify as a hedge for financial reporting purposes is recorded at the lower of cost or fair value in other current assets or liabilities.

Foreign Currency Transactions

Foreign currency transactions are converted into euros at the exchange rate in effect on the transaction date. At year-end, receivables and payables denominated in foreign currencies are remeasured into euros at year-end exchange rates. The resulting exchange losses and gains are recorded in the current earnings period.

Exchange profits or losses on borrowings denominated in foreign currencies that qualify as hedges of net investments in foreign subsidiaries are included as translation adjustments in retained earnings.

Research and Development

The Group's research and development costs are expensed as incurred.

Earnings Per Share

Basic earnings per share calculations are based, according to "Avis n(degree) 27 de l'Ordre des Experts Comptables", on the Group's net income after taxes divided by the weighted average number of common shares outstanding.

Dilutive earnings per share reflect the potential dilution that would occur if all securities and other contracts to issue ordinary shares were exercise or converted. For its calculation weighted average number of common shares outstanding includes shares issuable on exercise of dilutive options.

At December 31, 2003, potential dilutive securities or other contracts to issue ordinary shares are warrants issued in December 2001 and stock-options.

Accounting Policies Specific to the Environmental Services Activities

   Public Service Contracts

   The Group holds public service contracts relating to its operations in water distribution and treatment, district heating networks, urban transportation and waste collection and treatment. Under the French legal system, there are three primary types of public service contracts: "affermage" (or public service management) contracts, where the operator is granted the obligation to manage and maintain facilities owned and financed by local authorities, "concession," facility management contracts which are similar to "BOT" (build-operate-transfer) agreements and contracts presenting mixed characteristics of affermage and concession contracts.

   Revenue is recognized on these contracts when services are rendered in accordance with the terms of the contracts. On an exceptional basis, the Group may also operate management contracts in which it manages a public service for a fixed fee as well as an incentive which is calculated in relation to the performance of the contract. For these contracts, the Group recognizes billing to customers as revenue and all related costs as operating expenses.

   In France, the Group's public service contracts are primarily affermage contracts.

   Facilities

   Facilities operated by the Group are generally financed by local authorities and remain theirs throughout the contract period. Individual facilities financed by the Group as a consequence of specific contractual terms are recorded as fixed assets and depreciated to their estimated residual value, if any, on the shorter of their economic useful lives or the contract's term. Wherever the contract's term is shorter than the economic useful life of the asset, such depreciation is classified as a liability as a financial depreciation.

   Fees Paid to Local Authorities

   The Group does not have any obligation for compensation payments to local authorities during the contract period, except for fees that have been agreed upon by both parties and formally defined by the contract.

   The Group's policy is to expense ratably fees that are paid to local authorities when these fees are paid annually and to amortize these costs on a straight-line basis over the life of the contract when the fees consist of payments at the beginning of the contract.

   Commitments to Maintain and Repair Assets

   The Group generally assumes a contractual obligation to maintain and repair facilities managed through public service contracts. Corresponding repair and maintenance costs are expensed as incurred, except for some specific contracts for which costs are accrued in advance.

   Planned Maintenance Projects

   The Group's policy is to expense costs relating to planned maintenance projects as they are incurred.

   Landfill Capitalization and Depletion

   Landfill sites are carried at cost and amortized ratably using the units of production method over the estimated useful life of the site as the airspace of the landfill is consumed. Landfill costs include capitalized engineering and other professional fees paid to third parties incurred to obtain a disposal facility permit. When the Group determines that the facility cannot be developed or the likelihood of grant of the permit cannot be determined before its final authorization, as it is the case in France and the United Kingdom, these costs are expensed as incurred.

   Landfill Closure and Post-closure Costs

   The Group has financial obligations relating to closure and post-closure costs and the remediation of disposal facilities it operates or for which it is otherwise responsible.

   Landfill final closure and post-closure accruals consider estimates for costs of the final cap and cover for the site, methane gas control, leachate management, groundwater monitoring, and other monitoring and maintenance to be incurred after the site discontinues accepting waste. The cost estimates are prepared by engineers based on the applicable local, state and federal regulations and site specific permit requirements. These estimates do not take into account discounts for the present value of total estimated costs. The Group accrues a reserve for these estimated future costs prorata over the estimated useful life of the sites.

   Accruals for environmental remediation obligations are recognized when such costs are probable and reasonably estimable.

   These liabilities are classified as reserves and allowances.

   Construction

   To calculate their margin, construction companies record revenue according to the percentage of completion method. This method is applied to contracts with a duration of six months or more; for contracts with a duration of less than six months, the completed contracts method is used.

3. GOODWILL AND BUSINESS COMBINATIONS

Goodwill by segment is detailed as follows:

                     2001        2002                                        2003
                                          -----------------------------------------------------------------------
((euro)millions)      Net         Net        Change in       Foreign       Amoztiza-      Other         Nets
                                           consolida-        exchange       tion(3)     movements
                                           tion scope (1)  translation(2)
                   ----------------------------------------------------------------------------------------------
Water               3,769.3     3,291.1           4.9          (99.3)       (1,549.0)       7.3        1,655.0
Waste Management    1,445.6     1,285.7          12.9         (127.5)          (79.6)       5.9        1,097.4
Energy Services       702.7       704.1          47.8           (2.2)          (49.0)       4.8          705.5
Transportation        157.1       209.1          27.8           (4.0)          (27.6)       2.1          207.4
FCC & Proactiva       721.1       662.8        (19.6)               -          (68.6)     (1.5)          573.1
                   ----------------------------------------------------------------------------------------------
Total               6,795.8     6,152.8          73.8         (233.0)       (1,773.8)      18.6        4,238.4
                   ==============================================================================================

(1) The changes in consolidation scope are mainly related to a step up acquisition in the company holding the Rabat contract in Morocco (for
      (euro)8,7 million) and the acquisitions of Stadtwerke Weisswasser in Germany (for (euro)11,3 million) in Water segment, Giglio in Italy (for
      (euro)20,8 million) in Energy segment, FFR in Norway (for (euro)10,0 million) in Transportation segment and the sales in Berlin water subsidiaries (for (euro)(16) million). Other acquisitions have small individual amounts of less than (euro)10 million.

(2) Foreign exchange translation adjustment are mainly the result of the depreciation of the US dollar against the euro.

(3) Total goodwill amortization expense for the years ended December 31, 2003, 2002 and 2001 were (euro)(1,773.8), (euro)(327.2) million and
      (euro)(2,910.1) million respectively. They include goodwill write-downs for (euro)(1,564.2) million in 2003, (euro)(77) million in 2002 and
      (euro)(2,652.2) million in 2001.

The following is a summary of the most significant acquisitions during the periods presented in the accompanying financial statements.

FCC

In October 1998, Vivendi Universal acquired for cash 49% and obtained joint control of a Spanish holding company whose only asset is a 57% ownership interest in FCC, a publicly listed company in Spain active in the environmental services sector. Vivendi Universal sold to the Group its interest in the holding company for (euro)691 million. The holding company, which fully consolidates FCC, is reflected in the Group's financial statements using the proportionate consolidation method. The details of the Group's acquisition are as follows (in millions of euros):

         Fair value of net tangible and intangible assets acquired.......    212
         Purchase price..................................................    691
                                                                         -------
         Goodwill recorded on acquisition ...............................    479
                                                                         -------
         Goodwill net at December 31, 2003...............................    393

            Goodwill recorded from this transaction is being amortized over 20 years.

USFilter Corporation

In April 1999, Vivendi Universal acquired for cash 100% of the outstanding shares of United States Filter Corporation, a U.S. based water treatment and equipment manufacturing company. The transaction was accounted for as a purchase. The details of the acquisition are as follows (in millions of euros):

         Fair value of net tangible and intangible assets acquired........  459
         Purchase price................................................... 5,801
                                                                          ------
         Goodwill recorded on acquisition................................. 5,342
                                                                          ------
         Goodwill net at December 31, 2003................................    3

            Goodwill recorded from this transaction is being amortized over 40 years.

On January 1, 2001 Veolia Environnement renounced the imputation of a part of the initial goodwill of USFilter recorded as a reduction of shareholders' equity. As a result the net goodwill was increased by (euro)2,037 million on December 31, 2001. The goodwill recorded on acquisition was (euro)5,342 million of which (euro)3,253 million was initially recorded as an asset, and (euro)2,089 million as a reduction of shareholders' equity on the acquisition of USFilter by Veolia Environnement from Vivendi Universal on December 23, 1999 which the Group has now renounced. The amortization of the goodwill initial recorded as an asset as of December 31, 2001 was (euro)216 million.

Taking into account the theoretical amortization of the goodwill recorded as a reduction of shareholders' equity of (euro)52 million (calculated as if the goodwill had been recorded as an asset), the net goodwill reintegrated as an asset amounts to (euro)2,037 million.

Goodwill amortization in 2001 included a write-off of goodwill of (euro)2,611 million, related to activities of USFilter. The management determined that the goodwill was impaired, and goodwill was written down based upon an estimate of discounted future cash flow. The analysis was based on a projection over 10 years with a terminal value and with a discount rate of 7% for the goodwill. The management revised the estimated cash flows as a result of the evolution of the US economic situation.

In 2002, the Group actualized the projection of USFilter over 10 years, with a terminal value and utilized a discount rate of 6% which takes into account the reduction in the US risk-free rate. As a result of commercial gains and business development in 2002, and its perspectives for 2003 and despite the US economic situation in 2002, the valuation has not put into question the long term growth prospects of USFilter. The carrying value of the goodwill of USFilter has been justified as of December 31, 2002.

As of June 30, 2003, the Group accounted for a write-off of goodwill of
(euro)1,441 million (see note 1.2). The review of the values (goodwill and trademarks) as of December 31, 2003 related to activities to be sold and to those maintained did not call into question the June 30, 2003 valuation.

Onyx Waste Services (previously Superior Services)

In June 1999, Veolia Environnement acquired for cash 100% of the outstanding shares of Superior Services, a U.S. based waste management company. The transaction was accounted for as a purchase. The details of the acquisition are as follows (in millions of euros):

         Fair value of net tangible and intangible assets acquired.......    168
         Purchase price..................................................    932
                                                                          ------
         Goodwill recorded on acquisition................................    764
                                                                          ------
         Goodwill net at December 31, 2003...............................    510

            Goodwill recorded from this transaction is being amortized over 40 years.

4. OTHER INTANGIBLE ASSETS

The evolution of net intangible assets as follows:

        ((euro)millions)       2001       2002    Additions   Disposals  Amorti-    Change     Foreign       Other       2003
                                                                         zation    in scope    exchange    movements
                                                                                              translation
                            --------  ----------  ---------- -------    --------   ---------  -----------  ---------   ---------
Fees paid to local
authorities (1)               567.6       568.5      5.2      (0.4)     (41.4)           5.2      (5.4)      (3.6)        528.1
Trademarks, market share
and business assets
acquired  (2)               2,922.6     2,283.5      9.8      (1.3)     (679.5)      (110.7)    (270.0)      (4.8)      1,227.0
Software                       69.4        90.9     42.5      (2.8)     (52.0)           1.0      (0.6)       44.1        123.1
Prepaid expenses (3)          469.9       440.8     53.0          -     (64.7)           6.7      (8.1)       21.8        449.5
Other intangible assets       447.5       521.2     49.8      (5.6)     (37.4)           3.4     (59.5)     (50.5)        421.4
                            --------  ----------  ---------- -------    --------   ---------  -----------  ---------   ---------
Total                       4,477.0     3,904.9    160.3     (10.1)     (875.0)       (94.4)    (343.6)        7.0      2,749.1
                            ========  ==========  ========== =======    ========   =========  ===========  =========   =========

(1) Fees paid to local authorities relating to public service contracts, which are primarily located in France, amounted to (euro)528.1 million in 2003, compared with (euro)568,5 million in 2002 and (euro)567.6 million in 2001. These are amortized over the term of the contracts to which they relate. They include amortization of fees paid to local authorities at the beginning of the contract in "Compagnie Generale des Eaux" for (euro)16.5 million and in its regional subsidiaries for (euro)8.6 million.

(2) Trademarks, market share and business assets amounted to (euro)1,227.0 million in 2003, compared to (euro)2,283.5 million in 2002, and
      (euro)2,922.6 million in 2001. These assets mainly include the allocation to trademarks of part of the purchase price of USFilter for (euro)904.4 million which have been impaired for an amount of (euro)650.7 million as of June 30, 2003 (see note 1.2). The carrying value of trademarks, market share and business assets are reviewed every year on the same basis of criteria used to assess their initial value, such as the position of the market, net sales and gross operating surplus or deficit. If the review indicates an other than temporary reduction in value, a valuation allowance is recorded (see note 2). Trademarks and market shares are not amortized. Acquired business assets, such as customer lists and operating rights, are amortized over their estimated useful lives.

      The changes in scope of consolidation are principally due to US Filter trademarks for (euro)(110.1) million as a result of the sale of Everpure.

(3) Prepaid expenses include expenses of (euro)449.5 million, (euro)440.8 million and (euro)469.9 million, as of December 31, 2003, 2002 and 2001, respectively, to be allocated over several financial years, mainly relating to the difference between the contractual amounts of debt servicing payments made to local authorities and the expense charged to income over the contract period.

      Certain subsidiaries of the Group may be obligated to assume responsibility for the repayment of the debt entered into by local authorities relating to the utility network they manage. These obligations are part of the contracts between Veolia Environnement and the local authorities, there are no guarantees given to the lenders. The annual payments generally decrease each year and extend over a period shorter than the contract period. This difference between the amounts paid to the local authorities and the expense charged to income is recorded as a prepaid expense on the balance sheet.

      Total amortization expense for other intangible assets for the years ended December 31, 2003, 2002 and 2001 was (euro)875.0 million (including
      (euro)650.7 million of impairment), (euro)214.2 million and (euro)184.2 million. Accumulated amortization amounted to (euro)1,761.3 million,
      (euro)874.5 million and (euro)774.9 million, as of December 31, 2003, 2002 and 2001, respectively.

5. PROPERTY, PLANT AND EQUIPMENT

Evolution of property, plant and equipment :

                         -----------------------------------------------------------------------------------------------------------
                                                                        December 31,
                         -----------------------------------------------------------------------------------------------------------
((euro)millions)                                 Additions   Disposals    Deprecia-   Change in    Foreign      Other
                           2001       2002                                  tion        scope      exchange    movements        2003
                                                                                                   transla-
                                                                                                    tion
                         ---------  ----------  ----------  -----------  ----------  -----------  ----------  ---------  -----------

Property, plant and       16,843.4   17,679.2     1,709.0      (683.1)           -       (55.5)     (907.1)     (44.4)     17,698.1
equipment
Publicly-owned utility     6,156.7    6,463.6       393.7       (70.5)           -        209.6      (21.2)       49.0      7,024.2
networks
                         ---------  ----------  ----------  -----------  ----------  -----------  ----------  ---------  -----------
Total gross book value    23,000.1   24,142.8     2,102.7      (753.6)           -        154.1     (928.3)        4.6     24,722.3
                         =========  ==========  ==========  ===========  ==========  ===========  ==========  =========  ===========
Property, plant and      (6,898.0)  (7,601.5)           -        487.0   (1,347.0)       (44.9)       285.3       37.9    (8,183.2)
equipment
Publicly-owned utility   (1,910.8)  (2,000.5)           -         26.5     (153.2)        (0.5)         8.3      (0.5)    (2,119.9)
networks
                         ---------  ----------  ----------  -----------  ----------  -----------  ----------  ---------  -----------
Depreciation             (8,808.8)  (9,602.0)           -        513.5   (1,500.2)       (45.4)       293.6       37.4   (10,303.1)
                         ---------  ----------  ----------  -----------  ----------  -----------  ----------  ---------  -----------
Total net book value      14,191.3   14,540.8     2,102.7      (240.1)   (1,500.2)        108.7     (634.7)       42.0     14,419.2
                         =========  ==========  ==========  ===========  ==========  ===========  ==========  =========  ===========

Publicly-owned utility networks are assets financed by the Group as part of their management of public service contracts, and will be returned to the local authority at the end of the contract.

Additions are mainly related to Water segment ((euro)813.5 million), Waste segment ((euro)689.2 million) and FCC segment ((euro)220.5 million).

Disposals are mainly due to Water segment ((euro)(49.6) million), Energy segment ((euro)(47.9) million) and Transportation segment ((euro)(101.0) million).

Change in scope are mainly related to Transportation segment, following the purchase of minority interests of Sometrar, which has been consolidated under the global method in 2003 (consolidated under the proportionate method in 2002).

Effects of foreign currency translation adjustments mainly relate to Water segment ((euro)284.8 million) and Waste segment ((euro)283.3 million) as the result of the depreciation of the US dollar against the euro.

Property, plant and equipment by segment are detailed as follows:

                                                           At December 31,
                     -----------------------------------------------------------------------------------------------
((euro)millions)                          2003                                            2002            2001
                     ------------------------------------------------------------- --------------- -----------------
                        Property,   Publicly-owned   Accumulated     Net tangible    Net tangible    Net tangible
                        Plant and        utility   depreciation/           assets          assets          assets
                        equipment       networks    amortization
                     -------------- -------------- ---------------- --------------- --------------- ----------------
Water                     5,029.0        5,618.9       (3,901.8)          6,746.1         6,989.4         7,130.2
Waste Management          6,097.4           32.8       (2,922.7)          3,207.5         3,258.9         3,304.1
Energy Services           2,587.4          740.4       (1,411.1)          1,916.7         2,002.9         1,724.5
Transportation            2,439.3          472.2       (1,282.1)          1,629.4         1,443.7         1,321.9
FCC                       1,545.0          159.9         (785.4)            919.5           845.9           710.6
                     -------------- -------------- ---------------- --------------- --------------- ----------------
Total                    17,698.1        7,024.2      (10,303.1)         14,419.2        14,540.8        14,191.3
                     ============== ============== ================ =============== =============== ================

The detail of net property, plant and equipment is as follows :

                                                                 At December 31,
                                             ----------------------------------------------------------
((euro)millions)                                    2003                 2002                2001
                                             -----------------   ------------------   -----------------
Land                                                  996.1              1,146.7             1,210.8
Buildings                                           1,715.3              1,663.3             1,686.2
Technical systems                                   4,575.7              5,040.7             5,052.1
Assets under construction                             688.6                647.3               562.0
Other                                               1,539.3              1,579.7             1,434.0
                                             -----------------   ------------------   -----------------
Property, plant and equipment                       9,515.0             10,077.7             9,945.1
                                             -----------------   ------------------   -----------------
Publicly owned utility networks                     4,904.2              4,463.1             4,246.2
                                             -----------------   ------------------   -----------------
Total                                              14,419.2             14,540.8            14,191.3
                                             =================   ==================   =================

Amortization expense for the years ended December 31, 2003, 2002 and 2001 was
(euro)1,500.2 million, (euro)1,485.1 million and (euro)1,322.8 million, respectively.

Accumulated amortization for the years ended December 31, 2003, 2002 and 2001 was (euro)10,303.1 million, (euro)9,602.0 million and (euro)8,808.8 million, respectively.

Tangible assets financed under capital and operating leases are detailed as follows :

                                  -----------------------------------------------------  --------------------
                                                    Capital lease                          Operating lease
                                  -----------------------------------------------------  --------------------
((euro)millions)                     Gross value         Accumulated         Net value            Net value
                                                        amortization
                                  ---------------   -----------------------------------  --------------------
Land                                      21.0              (10.5)              10.5                   8.4
Buildings                                325.2             (134.6)             190.6                 516.1
Technical systems                        617.4             (330.6)             286.8                 392.3
Other                                    585.8             (271.5)             314.3                 698.7
Buildings-work in progress                 9.3               (3.3)               6.0                     -
                                  ---------------   -----------------  ----------------  --------------------
Property, plant and equipment          1,558.7             (750.5)             808.2               1,615.5
                                  ---------------   -----------------  ----------------  --------------------
Publicly owned utility networks          256.9              (92.4)             164.5                 651.7
                                  ---------------   -----------------  ----------------  --------------------
Total 2003                             1,815.6             (842.9)             972.7               2,267.2
                                  ===============   =================  ================  ====================
Total 2002                             1,643.6             (641.3)           1,002.3
                                  ===============   =================  ================
Total 2001                             1,039.3             (388.6)             650.7
                                  ===============   =================  ================

6. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

                              ------------------------------------------------------------------------------------
((euro)millions)                                                   At December 31,
                              ------------------------------------------------------------------------------------
                                        Interest             Proportionate share of     Proportionate share of
                                                                     equity                   net income

                                   2003      2002     2001     2003      2002    2001     2003     2002     2001

Realia                           24.09%    24.10%    24.10%    90.4      75.6     74.4    25.6     13.3      18.2
Philadelphia Suburban (1)             -         -    16.88%       -         -    104.0       -        -      11.6
Domino                           30.00%    30.00%    30.00%    28.9      28.2     54.3   (0.2)    (0.5)       6.7
South Staffordshire Water (1)         -         -    31.74%       -         -     59.6       -      9.2       9.9
Grubar Hoteles                   24.50%    19.70%    18.31%    38.3      46.0     43.2   (2.5)    (2.1)     (0.2)
Bristol Water (1)                     -         -    24.14%       -         -     37.6       -        -       3.8
Intan utilities berhad           30.00%    30.00%    30.00%     8.2      10.7     12.0     0.5      0.8    (10.7)
Acque Potabili(2)                     -    14.36%    14.36%       -      13.4     13.6       -    (0.1)         -
Egyptian company for                  -         -    30.00%        -         -     5.6        -        -      1.2
     prestressed concr.
Fovarosi Csatomazasi Muvek        25.00%    25.00%   25.03%     87.0      95.4    89.8      1.3      0.5      1.8
     Reszvenytarsasag
Eaux du Centre et du Rhone            -    34.97%    34.97%       -       5.6      5.3       -      0.2         -
Tiru                             24.00%    24.00%    24.00%     6.9       6.4      4.6     1.4      2.7       2.2
Technoborgo                      49.00%    49.00%         -     9.1       6.6        -     2.3    (0.1)         -
CICG                             41.97%    41.97%   41.97%      5.3       5.5     5.7      0.1        -      0.6
PCP Holding (3)                  19.21%    19.85%        -      6.5       4.5       -      2.0        -        -
Southern Water Investments       19.90%         -        -     16.9         -       -      4.3        -        -
   Limited
Other (per unit
<(euro)5 million)                                             148.2     150.1    108.3     9.6     15.1      2.7
                                 -----------------------------------------------------------------------------------
Total                                                         445.7     448.0    618.0    44.4     39.0     47.8
                                 -----------------------------------------------------------------------------------

(1)  Shares sold in 2002.
(2)  deconsolidated company due to non exercise of significant influence.
(3) deconsolidated company as of December 31, 2002 due to sale of all its shares then consolidated under equity method as a result of the repurchase of 19.21% of its shares.

The evolution in 2003 of equity investments is as follows :

                                                    -------------------------------------------------------------------------
    ((euro)millions)            Interest      2002      Net       Distribution   Foreign     Change     Others       2003
                                                       income         of         exchange      in
                                                                   dividends   translation    scope

    Realia                        24.09%      75.6       25.6        (10.8)            -           -          -       90.4
    Domino                        30.00%      28.2      (0.2)           0.2          0.9           -      (0.2)       28.9
    Grubar Hoteles                24.50%      46.0      (2.5)             -        (5.3)           -        0.1       38.3
    Intan Utilities Berhad        30.00%      10.7        0.5         (0.3)        (2.7)           -          -        8.2
    Acque Potabili                     -      13.4          -             -            -      (13.4)          -          -
    Fovarosi Csatomazasi Muvek     25.00%     95.4        1.3             -        (9.7)           -          -       87.0
       Reszvenytarsasag
    Eaux du Centre et du Rhone         -       5.6          -             -            -       (5.6)          -          -
    Tiru                          24.00%       6.4        1.4         (0.9)            -           -          -        6.9
    Technoborgo                   49.00%       6.6        2.3             -            -         0.2          -        9.1
    CICG                          41.97%       5.5      (0.1)         (0.1)            -           -          -        5.3
    PCP Holding                   19.21%       4.5        2.0             -            -           -          -        6.5
    Southern Water Investments    19.90%         -        4.3         (0.4)        (6.7)        19.7          -       16.9
       Limited
    Other (per unit <(euro)5           -     150.1        9.8         (5.1)        (7.8)       (7.7)        8.9      148.2
       million)
                                                    -------------------------------------------------------------------------
    Total                                    448.0        44.4        (17.4)      (31.3)       (6.8)        8.8      445.7
                                                    -------------------------------------------------------------------------

Dividends received from equity affiliates amount to (euro)17,4 million in 2003,
(euro)23.8 million in 2002 and (euro)32.9 million in 2001.

Summarized financial information for the major equity method investments is as follows:

 ((euro)millions)                                                     At December 31,
Balance sheet's data                                    2003               2002                  2001
                                                 ----------------   -----------------   ------------------
Long term assets                                       5,676.8             1,865.6              2,470.6
Current assets                                         2,648.1               878.9                474.8
                                                 ----------------   -----------------   ------------------
Total assets                                           8,324.9             2,744.5              2,945.4
Shareholders' equity                                   1,231.9             1,126.2              1,033.4
Minority interests                                       174.0               176.8                 33.2
Financial debt                                         5,452.3               905.1                740.6
Other liabilities and reserves                         1,466.7               536.4              1,138.2
                                                 ----------------   -----------------   ------------------
Total liabilities and shareholders' equity             8,324.9             2,744.5              2,945.4
                                                 ================   =================   ==================
Income statement's data
Net revenue                                            1,025.4               523.7                938.5
Operating income                                         311.4               104.4                291.9
Net income (loss)                                        139.9                65.7                138.7


7. INVESTMENTS ACCOUNTED FOR USING THE COST METHOD

Investments accounted for using the cost method are detailed as follows :

                                                                       At December 31,
                                         ----------------------------------------------------------------------------
((euro)millions)                                                2003                                  2002         2001
                                                                      Deprecia-           ---------------------------
                                            Interest        Gross      tion(1)   Net           Net          Net
                                         ----------------------------------------------------------------------------
Alazor Inversiones SA                        15.75%         14.7           -       14.7          10.9            -
Stadtwerke Weiss Wasser GmbH(2)                   -            -           -          -          29.8            -
Codeve Insurance Company Ltd(3)             100.00%         16.0           -       16.0             -            -
Genova Acque (4)                             20.00%         25.0           -       25.0             -            -
Acque Potabili(4)                            14.36%         13.4           -       13.4             -            -
Ta-Ho Yunlin(5)                              33.30%         10.2           -       10.2           8.9            -
Other (Per unit <(euro)10 million in 2003)                 199.8      (72.9)      126.9         228.4        245.8
                                         -------------------------------------- -------------------------------------
Total                                                      279.1      (72.9)      206.2         278.0        245.8
                                         ====================================== =====================================

(1)  Net depreciation expense amounts to (euro)(20.9) million in 2003.

(2)  Acquired on December 30, 2002 and consolidated in 2003.

(3)  Created on December 12, 2003 with an activity beginning on January 1, 2004.

(4) Non consolidated or deconsolidated company at December 31, 2003 as a result of the loss of exercise of significant influence.

(5)  Beginning of activity.


8.   OTHER PORTFOLIO INVESTMENTS HELD AS FINANCIAL ASSETS

Other portfolio investments held as financial assets can be analyzed as follows:

((euro)millions)                                 At December 31,
                             ---------------------------------------------------
                                 2003                2002              2001
                             -------------   -----------------   ---------------
Long-term loans                  486.2               521.2             349.5
Other financial assets           881.4               766.8             716.5
Depreciation                   (212.3)              (53.7)            (14.0)
                             -------------   -----------------   ---------------
Net value                      1,155.3             1,234.3           1,052.0
                             =============   =================   ===============

They are detailed as follows :

                                            -----------------------------------------------------------------------------------
((euro)millions)                                                                 At December 31,
                                            -----------------------------------------------------------------------------------
                            2001      2002    Acquisitions          Sales/  Depreciation  Change     Foreign      Other     2003
                                                             Reimbursement                   in    exchange
                                                                                           scope  translation
-------------------------------------------------------------------------------------------------------------------------------
Gross long term loans       349.5     521.2         78.7           (77.3)            -      37.4      (23.8)   (50.0)    486.2
-------------------------------------------------------------------------------------------------------------------------------
Valuation allowances        (7.7)     (8.8)            -                -       (74.4)         -         6.7      0.2   (76.3)
-------------------------------------------------------------------------------------------------------------------------------
Net long term loans         341.8     512.4         78.7           (77.3)       (74.4)      37.4      (17.1)   (49.8)    409.9
-------------------------------------------------------------------------------------------------------------------------------
Gross other
financial assets            716.5     766.8        224.9           (46.6)            -      16.3      (52.8)   (27.2)    881.4
-------------------------------------------------------------------------------------------------------------------------------
Valuation allowances        (6.3)    (44.9)            -                -       (90.9)         -       (0.2)        -  (136.0)
Net other financial
assets                      710.2     721.9        224.9           (46.6)       (90.9)      16.3      (53.0)   (27.2)    745.4
-------------------------------------------------------------------------------------------------------------------------------
         Total            1,052.0   1,234.3        303.6          (123.9)      (165.3)      53.7      (70.1)   (77.0)  1,155.3
-------------------------------------------------------------------------------------------------------------------------------

Long term loans :

Acquisitions, sales, reimbursements and change in scope amounts are individually less than (euro)30 million. Other movements mainly includes (euro)84 million long term hedging financial instruments reevaluation affected to long term financial debt as of December 31, 2003.

Valuation allowances mainly include impairment of USFilter long term loans for an amount of (euro)69.8 million.

At December 31, 2003, net long term loans include essentially long term loans within the framework of the participation of Veolia Water in Berlin for an amount of (euro)110 million (other amounts are individually less than (euro)60 million).

Other financial assets :

Acquisitions ((euro)224.9 millions) relate essentially to Southern Water preferred shares for an amount of (euro)65.3 million and to an amount of
(euro)80.0 million, pledged as collateral guarantee, intended to be invested in the Shenzhen contract.
Sales individual amounts are less than (euro)10 million.

Valuation allowances ((euro)(90.9) million) correspond to the amortization of the redemption premium of our convertible bonds for (euro)(30.2) million and to the amortization of the balancing cash adjustment of Vivendi Universal / Veolia Environnement swap for (euro)(55.6) million (see note 24).

As of December 31, 2003, net other financial assets mainly include (euro)121 million of pensions assets in the U.K., (euro)65.3 million of Southern Water preferred shares, (euro)80 million of amount pledged as collateral guarantee intended to be invested in the Shenzhen contract, (euro)30.2 million corresponding to the net amount of the redemption premium of our convertible bonds, (euro)69.1 million corresponding to subordinated borrowings assumed by Veolia Environnement as part of its securitization of accounts receivables (see note 9) and (euro)39.1 million corresponding to the balancing cash adjustment of Vivendi Universal / Veolia Environnement swap.

9. WORKING CAPITAL

Net working capital is detailed as follows:


((euro)millions)                    At December  Variation of    Change in     Foreign       Other     At December
                                     31, 2002      working          scope      exchange     movements    31, 2003
                                                   capital                   translation
--------------------------------------------------------------------------------------------------------------------
Inventories and work in progress       1,174.5        (32.2)        (65.3)       (48.6)         39.4      1,067.8
Accounts receivable                   11,145.8       (181.9)       (115.4)      (410.9)        (4.7)     10,432.9
Accounts payable                      11,607.7          56.9         154.9      (364.9)          9.9     11,464.5
--------------------------------------------------------------------------------------------------------------------
Working capital net                      712.6       (271.0)       (335.6)       (94.6)         24.8         36.2
--------------------------------------------------------------------------------------------------------------------
Variation of differed taxes                          (126.6)
--------------------------------------------------------------------------------------------------------------------
              Working capital net                    (397.6)
--------------------------------------------------------------------------------------------------------------------

Inventories and work in progress

The breakdown by segment is as follows :

((euro)millions)                              At December 31,
                             --------------------------------------------------
                                2003                2002              2001
                             -------------   -----------------   --------------
Water (1)                        529.4               660.0          1,088.4
Waste Management                 100.2               101.8            112.2
Energy Services                  240.6               229.3            233.2
Transportation                    42.5                44.2             31.2
FCC                              212.6               209.0            175.7
                             -------------   -----------------   --------------
Total                          1,125.3             1,244.3          1,640.7
Less valuation allowance (2)    (57.5)              (69.8)           (97.0)
                             -------------   -----------------   --------------
Net value                      1,067.8             1,174.5          1,543.7
                             =============   =================   ==============

(1) In 2002, the decrease in the water sector is related to change in consolidation scope for (euro)(97) million (of which (euro)(65) million for USFilter and (euro)(16) million for Berliner Water subsidiaries) and to the effects of foreign currency translation adjustments ((euro)(49) million).

(2)  Net allowance expenses for 2003 are (euro)(8.0) million.

Accounts receivable

Accounts receivable are detailed as follows:

((euro)millions)                                               At December 31,
                                         --------------------------------------------------------
                                              2003                2002                 2001
                                         ---------------   -----------------   ------------------
Trade accounts receivable                    8,824.4             9,271.2              8,623.0
Valuation allowance                          (464.3)             (484.6)              (472.7)
Total trade accounts receivable              8,360.1             8,786.6              8,150.3
VAT and other accounts receivable            1,146.0             1,347.4              2,904.7
Other including deferred tax                   926.8             1,011.8              1,011.0
                                         ---------------   -----------------   ------------------
Total accounts receivable, net              10,432.9            11,145.8             12,066.0
                                         ===============   =================   ==================

The majority of trade receivables are due in less than one year.

Securitization in France

The French securitization agreement has been signed in June 2002 for 5 years with a SPE (Special Purpose Entity). The Group securitized through its water segment accounts receivable for a total amount of (euro)430 million net of discount ((euro)416 million at December 31, 2002). The securitized receivables are the assets of the SPE. The SPE is financed by senior borrowings assumed by banks and by retained interests of (euro)69 million assumed by Veolia Environnement. Reimbursements of the retained interests will occur only after complete reimbursement of the senior borrowings.

According to the securitization agreement, the subsidiaries are responsible for collecting the receivables. The Group provides guarantees on the performance of its subsidiaries in recovering these amounts.

The increase of the French securitization program since December 31, 2002 ((euro)14 million) is reflected in the decrease in working capital in the consolidated statement of cash-flows.

Discounting of receivables

The Group has discounted (euro)998 million of receivables at December 31, 2003 ((euro)767 million at December 31, 2002).

Allowances for doubtful accounts

The allowances for doubtful accounts for the years ended December 31, 2003, 2002 and 2001 are as follows:

((euro)millions)                                         At December 31,
                                          2003                2002                 2001
                                    ---------------   --------------------------------------
Balance at beginning of period          (484.6)             (472.7)              (435.8)
Amounts charged to expense              (146.6)             (165.7)              (141.4)
Deductions of reserve*                    141.7               100.3                117.8
Other adjustments**                        25.2                53.5               (13.3)
                                    ---------------   -----------------   ------------------
Balance at end of period                (464.3)             (484.6)              (472.7)
                                    ===============   =================   ==================

* of which(euro)8 million of reversal.
** of which(euro)20.1 million related to foreign currency translation adjustments.

Accounts payable

Accounts payable are detailed as follows (in millions of euros):

                                               At December 31,
                                  -----------------------------------------
                                     2003           2002           2001
                                  -----------   ------------   ------------
Trade accounts payable               6,242.4        6,307.5        6,438.7
Social and tax costs payable         4,415.2        4,359.5        5,716.7
Other (1)                              806.9          940.7          783.9
                                  -----------   ------------   ------------
Total accounts payable
                                    11,464.5       11,607.7       12,939.3
                                  ===========   ============   ============

(1) Including deferred tax liabilities of (euro)793.5 million at December 31, 2003, (euro)928.0 million at December 31, 2002 and (euro)762.5 million at December 31, 2001.

10. SHORT TERM LOANS

                                            ------------------------------------------------------------------------
((euro)millions)                                                           At December 31,
                                            ------------------------------------------------------------------------
                            2001      2002                          Change in     Foreign       Other          2003
                                             Variations  Provisions   scope      exchange     movements
                                                                                translation
--------------------------------------------------------------------------------------------------------------------
Gross short term loans    1,008.0     652.8    (27.3)          -      (14.8)         0.5         12.3         623.5
--------------------------------------------------------------------------------------------------------------------
Valuation allowance        (22.5)   (165.3)         -       (0.5)         -          0.1            -        (165.6)
--------------------------------------------------------------------------------------------------------------------
Net short term loans        985.5     487.6    (27.3)       (0.5)     (14.8)         0.6         12.3          457.9
--------------------------------------------------------------------------------------------------------------------

At December 31, 2003, net short term loans amount to (euro)457.9 million ((euro)487.6 million at December 31, 2002 and (euro)985.5 million at December 31, 2001). The decrease of the net amount is related to the reimbursement of
(euro)72 million of a part of a pre-financing of an investment linked to an Australian contract in Transportation segment. This short term loan amount to
(euro)83 million at December 31, 2003 ((euro)155 million at December 31, 2002). Other amounts are smaller than (euro)50 million per unit.

According to the sale agreement of Schwarze Pumpe, Veolia Environnement retains a loan which has been totally impaired at December 31, 2002 for an amount of
(euro)141.5 million.

11. CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

Marketable Securities

                        -------------------------------------------------------------------------------------------------
                                                                At December 31,
                        -------------------------------------------------------------------------------------------------
((euro)millions)                                   2003                                   2002                  2001
                        -------------------------------------------------------------------------------------------------
                        Gross     Deprecia- Net value Unreali-  Estimated    Net value  Estimated    Net value  Estimated
                          value     tion             zed-gains  fair value              fair value             fair value
                        -------------------------------------------------------------------------------------------------
Veolia Environnement       100.1    (10.4)      89.7         -       89.7        91.7      91.7        159.2      159.2
BMTN                       974.8         -     974.8         -      974.8           -         -           -          -
Vinci                       19.5         -      19.5      33.1       52.6        37.9      83.4         37.9      102.3
Vivendi Universal            7.4     (2.1)       5.3         -        5.3         4.7       4.7          7.9       19.0
Others (a)                 114.6     (1.3)     113.3         -      113.3       126.3     126.3        119.1      119.1
-------------------------------------------------------------------------------------------------------------------------
Total
                         1,216.4    (13.8)   1,202.6      33.1    1,235.7       260.6     306.1        324.1      399.6
-------------------------------------------------------------------------------------------------------------------------

(a) This amount includes mainly short term highly liquid investments with fair value equal to cost value.

Veolia Environnement shares have been acquired to cover stock options (770,000 shares) for a total of (euro)26.2 million and to cover Employee Stock Purchase Plans (3,624,844 shares) for a total of (euro)73.9 million. The initial exercise price of these options is (euro)32.5.

Within the framework of its cash management, the Group subscribed (euro)974.8 million of BMTN ("Bons a Moyen Terme Negociables") to financial institutions with minimum notation of AAA.

In accordance with Board meeting of December 11, 2002, shares acquired to stabilize the market price (4,747,518 shares) for a total amount of (euro)198.4 million have been reclassified in "other portfolio investments" in Veolia Environnement's statutory accounts and have been accounted for as a reduction of the Group consolidated shareholder's equity at June 30, 2002 net book value ((euro)151 million).

Cash and cash equivalents amount to (euro)2,538.4 million, consisting at December 31, 2003 of cash for (euro)1,200.3 million, commercial papers for
(euro)559 million and short term investments for (euro)779.1 million (maturity of less than three months).

Net valuation allowances amounted to (euro)(2.9) million in 2003.

12. SHAREHOLDERS' EQUITY

In 1999, (euro)2,776 million of the goodwill arising from the acquisition of USFilter Corporation was allocated, in anticipation, to the paid-in premium to be recorded on the public offering of Veolia Environnement. In 2000, taking into account the results of the capital increase realized in July, (euro)687 million of the goodwill initially recorded as a reduction of shareholders' equity was recorded as an asset. In 2001, the net goodwill was reintegrated as an asset for an amount of (euro)2,037 million (see note 3).

In December 2001, the Group issued a total of 346,174,955 warrants. These warrants give the holder the right to convert seven warrants into one common share at an exercise price of (euro)55.0 per share. In 2001, a total of 5,719 warrants were converted, resulting in the issuance of 817 new shares, over the course of 2002 a total of 93,415 warrants were converted, resulting in the issuance of 13,345 new shares. In 2001, the translation adjustments concern principally the US dollar for (euro)(24.5) million. This amount includes the appreciation of the US dollar against the euro for (euro)294.5 million. In addition, the write-off of goodwill resulted in the reclassification to earnings of foreign currency translation adjustments for (euro)319 million. Accumulated foreign currency adjustments were (euro)654.1 million, as of December 31, 2001.

On August 2, 2002 Veolia Environnement completed its (euro)1.5 billion capital increase, this capital increase, subscribed by a group of declared investors, was made by issuing 57.7 million new shares at a subscription price of
(euro)26.5 per share.

During December 2002, Veolia Environnement issued 1.2 million new shares at a subscription price of (euro)26.5 per share. The shares were subscribed to by the employee stock purchase plan "Sequoia".

In accordance with Board meeting of December 11, 2002, the treasury stocks (4.7 million shares) not allocated to stock option plans and employee saving schemes were reclassified under "other portfolio investments held as financial assets" in Veolia Environnement SA's statutory financial statements and were allocated as a reduction of consolidated shareholders' equity for an amount of (euro)151.0 million.

As of December 31, 2002 foreign currency transaction adjustment ((euro)(957.2) million) is due for (euro)(821) million to the depreciation of the dollar against the euro. As of December 31, 2002 the accumulated foreign currency adjustments were (euro)(303.1) million.

At December 31, 2002, "other" includes proceeds from transferred contracts by Vivendi Universal for an amount of (euro)25.4 million and call options on shares of Veolia Environnement agreed by Vivendi Universal for an amount of (euro)(7.6) million.

In accordance with Resolution No 17 of the Shareholders' Meeting of April
30, 2003, Veolia Environnement SA reduced its shareholders' equity by (euro)3.4 billion by reducing the nominal value of its shares from (euro)13.5 TO (euro)5. It increased the share premium by the same amount at the same time.
Due to the capital reduction by the reduction of the nominal value of the shares, the amount of capital and share premium in the treasury stock allocated to consolidated shareholders' equity was modified by (euro)40.3 million in 2003.

Over the course of 2003 a total of 392 warrants were converted, resulting in the issuance of 56 new shares.

As of December 31, 2003, the foreign currency translation loss totaled
(euro)509.1 million, with (euro)296 millION due to the depreciation of the dollar against the euro and (euro)89 million due to the depreciation of the pound sterling against the euro.

Foreign currency translation adjustment reserves amounted to (euro)(812.2) million as of December 31, 2003.

At December 31, 2003, "other" includes income taxes related to capital increase costs charged against the issuance premium in 2002 for an amount of (euro)(10.5) million.

The Group's consolidated and unconsolidated subsidiaries have certain restrictions on the distribution of net equity. These restrictions mainly concern French companies where, pursuant to French law, they are legally required to reserve a minimum of 5% of its annual net income within the retained earnings account. This minimum contribution is not required once the reserve equals 10% of the aggregate nominal share capital. The legal reserve is distributable only upon liquidation.

The share capital of the Group consisted of 405,070,515 shares at December 31, 2003. All shares have one voting right and may be registered upon request by the owners.

13. MINORITY INTERESTS

Minority interests are detailed as follows (in millions of euros):

                                                                     2003              2002             2001
                                                             --------------  ----------------  ---------------
Minority interests at January 1,                                  2,585.2           2,531.1          2,031.1
Changes in consolidation                                           (11.3)              58.8            139.0
TSAR (1)                                                                -                 -            300.0
Minority interests in income of consolidated subsidiaries           245.5             142.2            131.2
Dividends paid by consolidated subsidiaries                        (91.5)           (112.9)           (76.4)
Impact of foreign currency fluctuations in minority interests      (48.0)            (33.9)              5.4
Other Changes                                                       (0.1)             (0.1)              0.8
                                                             --------------  ----------------  ---------------
Minority interests at December 31,                                2,679.8           2,585.2          2,531.1
                                                             ==============  ================  ===============

(1) TSAR -VEFO ((Veolia Environnement Financiere de l'Ouest), a company fully controlled by Veolia Environnement SA) issued in December 2001, (euro)300 million of company obligated manditorily redeemabLE securities maturing on December 28, 2006. As a result of their profile, these securities are accounted for as a minority interest. The remuneration of these securities is included in the minority interest table above. VEFO holds 8% of CGEA Onyx's capital.

14. DEFERRED INCOME

Deferred income includes mainly (euro)817.7 million in investment subsidies received in connection with tHE management of municipal outsourcing contracts ((euro)634.6 million at December 31, 2002) and (euro)624.6 milLION in payments in respect of income from the securitization of future receivables ((euro)739.0 million at December 31, 2002). To finance most of its cogeneration plants, Dalkia has sold in advance the proceeds from the sale of electricity that EDF has pledged to acquire under long-term contracts. Since January 1, 1998, the proceeds have been amortized on an actuarial basis over the duration of these loans, which ranges between 5 and 12 years.
The increase of investment subsidies in 2003 ((euro)183 million) is mainly due for an amount of (euro)134 million TO the change in consolidation method of Sometrar a subsidiary in Transportation segment which was consolidated under proportionate method until December 31, 2002 and which is fully consolidated since January 1, 2003 as a result of the purchase of the minority interests.

15. RESERVES AND ALLOWANCES

Reserves and allowances are detailed as follows (in millions of euros):


                             At              At                               At December 31,
                    December 31,    December 31,
                                                 Charged
                            2001           2002       to   Utilization  Reversal  Changes     Translation
                                                 expenses                         to scope     adjustments     Others   2003
Litigation
including social
and fiscal                 246.0          366.7    126.5      (117.5)    (21.8)      (4.3)           (6.2)     4.8     348.2
Financial
depreciation               627.8          599.0     61.5       (41.2)         -       18.0           (0.1)   (2.5)     634.7
Maintenance and
repair costs
accrued in
advance                    322.6          324.9     74.4       (75.1)       1.2        5.1           (1.4)   (1.5)     327.6
Valuation
allowance on
work in progress           370.3          233.5     63.6      (137.0)         -      (0.2)           (0.4)     3.8     163.3
Reserves related
to fixed assets            128.7           47.9     23.1       (16.0)     (0.2)        0.7           (0.6)   (0.5)      54.4
Closure and post
closure costs              362.0          388.4     77.2       (33.4)    (12.4)      (2.1)          (27.0)  (23.0)     367.7
Pensions                   215.0          234.0     32.1       (16.9)     (0.8)        1.7           (2.8)     1.5     248.8
Restructuring
costs                      172.9           69.5     46.1       (43.5)     (2.8)        2.1           (4.7)   (4.7)      62.0
Losses on
investment in
unconsolidated
companies                  221.8           94.7     34.7       (24.3)     (1.9)        1.5              -    24.4      129.1
Warranties and
customer care              235.3          309.0    112.6       (96.6)    (21.9)      (5.3)          (8.9)     0.8      289.7
Others                     293.3          278.5    171.4      (129.1)    (23.7)        4.8         (28.2)    14.7      288.4
Total reserves
and allowances           3,195.7        2,946.1    823.2      (730.6)    (84.3)       22.0         (80.3)    17.8    2,913.9


The principal reserves and allowances incite the following comments:

Reserves for litigation

Includes those losses that are considered probable that relate to the litigation that Veolia Environnement experiences in conducting its normal business operations.

The Water and Energy businesses account for (euro)164.8 million and (euro)101.9 million respectively of the total reserves for litigation.

Financial depreciation

Veolia Environnement finances individual installations which, as a consequence of a specific contractual dispositions, are accounted for as tangible assets and amortized, up to their estimated residual value over the shorter of their useful lives and the period of the contract. When the contract period is shorter than the useful life of the asset, such depreciation is recorded as a liability as a financial depreciation. These reserves mainly relate to the Water business ((euro)382.8 million) and Energy business ((euro)176.4 million).

Maintenance and repair costs accrued in advance

The Group, as part of these contractual obligations through public services contracts, assumes responsibility for the replacement of fixed assets in the publicly owned utility networks they manage. Maintenance and repair costs are expensed as incurred except for specific contracts for which costs are accrued in advance. These reserves concern the Water business for (euro)189.9 million and Energy business for (euro)137.6 million.

Valuation allowance on work in progress

The principal reserves are for the Energy business (euro)28.1 million and the engineering activities of the Water business for (euro)125.2 million.

Closure and post-closure costs

The Group has financial obligations relating to closure and post-closure costs and the remediation of disposal facilities it operates or for which it is otherwise responsible.

Landfill final closure and post-closure accruals consider estimates for costs of the final cap and cover for the site, methane gas control, leachate management, groundwater monitoring, and other monitoring and maintenance to be incurred after the site discontinues accepting waste. The cost estimates are prepared by engineers based on the applicable local, state and federal regulations and site specific permit requirements. These estimates do not take into account discounts for the present value of total estimated costs. The Group accrues a reserve for these estimated future costs pro rata over the estimated useful life of the sites.

Those reserves amounted to (euro)323.1 million in 2003, compared to (euro)322.2 million and (euro)321.1 million in 2002 and 2001 respectively. As of December 31, 2002 the total anticipated costs, undiscounted, amounted to (euro)500 million.

Other reserves and accruals are related to the plant dismantling and site remediation in the Water and Waste business with an amount of (euro)27.4 million, (euro)54.1 million and (euro)40.9 million for the years ended December 31, 2003, 2002 and 2001 respectively.

Pensions

The Group has accrued reserves of (euro)135 million and (euro)49 million to cover retirement obligations in France and Germany respectively, principally to cover the indemnities paid on retirement. Those defined pension schemes are essentially limited to the British subsidiaries of Veolia Environnement. The
(euro)121 million of net assets invested in funds, are accounted for on the balance sheet as other financial assets (Note 8). The analysis of pension and other retirement benefits is undertaken in note 29E.

Restructuring charges
The developments in the reserve for restructuring costs for the years ended December 31, 2003, 2002 and 2001 are as follows (in million of euros):

                                                At December 31,
                               ------------------------------------------------
                                         2003             2002            2001
                               ---------------  ---------------  --------------
Balance at beginning of period           69.5            172.9           183.0
Amount charged to expenses               46.1             40.5            83.1
Utilization (cash)                     (43.5)          (141.5)         (128.6)
Other adjustments*                     (10.1)            (2.4)            35.4
                               ---------------  ---------------  --------------
Balance at the end of period             62.0             69.5           172.9
                               ===============  ===============  ==============

* Reflects primarily changes in the scope of consolidation.

Losses on investments in unconsolidated companies

Within its normal activities, Veolia Environnement is drawn to make allowances for certain affiliated companies. The increase in 2003 is principally due to a reserve covering the closure of U.K. bus activity for an amount of (euro)25.2 million..

Warranties and customer care

These reserves are principally those obligations related to the construction activity of FCC ((euro)100.6 million) and the engineering and equipment activities of the Water business ((euro)83.4 million).

Other

Other reserves and allowances include those obligations recorded as part of the normal operating of the Group's subsidiaries.

16. DEBT

Long term financial debt

                                                   -----------------------------------------------------------------------
((euro)millions)                                                                  At December 31,
--------------------------------------------------------------------------------------------------------------------------
                              At         At     Acquisitions                 Change      Foreign       Other           At
                          December    December               Remboursements  in scope    exchange     movements   December
                          31, 2001    31, 2002                    /Cessions             translation              31, 2003
--------------------------------------------------------------------------------------------------------------------------
Bonds                      5,193.6     5,633.8      3,343.5         (167.6)       0.4       (678.8)       (84.1)   8,047.2
--------------------------------------------------------------------------------------------------------------------------
Other long term
financial debt             7,940.4     7,279.2        681.6       (3,352.3)     (89.8)         56.5       (36.0)   4,539.2
--------------------------------------------------------------------------------------------------------------------------
Long term financial
debt                      13,134.0    12,913.0      4,025.1       (3,519.9)     (89.4)       (622.3)     (120.1)  12,586.4
--------------------------------------------------------------------------------------------------------------------------


The table below presents an analysis of the consolidated long-term debt balance by type of debt instrument (in millions of euros):

                                                   At December 31,
                                      ------------------------------------------
                                                          2002             2001
                                      ----------  --------------  --------------

Societe Generale borrowing       (a)         -         1,519.9          2,076.5
Deutsche Bank borrowing          (b)         -           745.8            590.0
Syndicated credit in CZK         (c)     216.0               -                -
Berliner Wasser Betriebe         (d)   1,865.8         1,977.6          1,987.8
Onyx Waste Services              (e)         -           226.9            416.4
Veolia Environnement 1.5% bond   (f)   1,535.3         1,535.3          1,535.6
EMTN                             (g)   5,801.4         3,551.6          2,806.7
US private placement             (h)     325.6               -                -
Vinci convertible bond           (i)         -           120.0            120.0
Montgomery                       (j)      94.8           119.5            121.5
Tyseley                          (k)      96.5           110.5            121.1
Capital Leases                   (l)     800.5           812.3            602.4
Bonds, Bank Loans                (m)   1,850.5         2,193.6          2,756.0
                                      ----------  --------------  --------------
Total                                 12,586.4        12,913.0         13,134.0
                                      ==========  ==============  ==============

(a) This Syndicated credit ((euro)2,164.7 million) maturing on November 3, 2004 is led by the Societe Generale. At December 31, 2003 the credit was not used.

     The debt contains two clauses :

     o    The syndicated interest rate is linked to the debt coverage ratio.

     o In the case of breaking the following financial ratios, the debt contain accelerated redemption clause, otherwise redemption will occur at maturity.

               o    Interest cover ratio (EBITDA/net interest expense):

                   > 4.00 to 1 in 2003 and 2004.

               o    Debt ratio (Net financial debt/EBITDA):

                   < 4.25 to 1 in 2003 and 2004.

(b) On December 31, 2002 Veolia Environnement issued a (euro)3,000 million syndicated loan led by Deutsche Bank, that has been reduced on March 14, 2002 to (euro)2,250 million and which matures on March 13, 2006. As of December 31, 2003 the credit was not used.

    The debt contains two clauses :

     o    The syndicated interest rate is linked to the debt coverage ratio.

          o In the case of breaking the following financial ratios, the debt contain accelerated redemption clause, otherwise redemption will occur at maturity.

          o    Interest cover ratio (EBITDA/net interest expense):

              > 4.00 to 1 in 2003 and the following years.

          o    Debt ratio (Net financial debt/EBITDA):

              < 4.25 to 1 in 2003 and <4.00 to 1 for the following years.

Those two syndicated credits have been relayed on February 19, 2004 by another one amounted to (euro)3,500 million maturing on February 19, 2009. The syndicated interest rate is linked to the debt coverage ratio (Net financial debt/EBITDA). Those disruptive covenants have been totally removed and the cross default agreement has been replaced by a proven acceleration agreement.

(c) This Syndicated credit amounts to 8,000 million of Czech crowns ((euro)247 million) maturing on November 7, 2008 is led by the Credit Lyonnais, ING Bank and Komereni Banka At December 31, 2003 the outstanding credit reaches 7,000 million of Czech crowns, (euro)216.0 million, indexed on Pribor.

     The debt contains two clauses :

     o    The syndicated interest rate is linked to the debt coverage ratio.

     o In the case of breaking the following financial ratios, the debt contain accelerated redemption clause, otherwise redemption will occur at maturity.

          o Interest cover ratio (EBITDA/net interest expense):> 4.00 to 1 in 2003 and the following years.

          o    Debt ratio (Net financial debt/EBITDA):< 4.25 to 1 in 2003 and
               <4.00 to 1 for the following years.

(d) Berliner Wasser Betriebe debt as of December 31, 2003 consists of two lines: the acquired debt of (euro)600 million which matures on January 15, 2005, and debt of (euro)1,265.8 million.

     The acquired debt is guaranteed by Veolia Environnement and contains two clauses:

     o    The interest rate is linked to the debt coverage ratio.

     o In the case of breaking the following financial ratios, the debt contain accelerated redemption clause.

          o Interest cover ratio (EBITDA/net interest expense): > 4.00 to 1 in 2003 and 2004.

          o    Debt ratio (Net financial debt/EBITDA):
              < 4.25 to 1 in 2003 and <4.00 to 1 in 2004.

(e) This "stand-alone" credit facility of Onyx Waste Services (previously Superior Services) allows initially borrowings up to $650 million. It has been reduced on January 1, 2004 to $425 million maturing August 18, 2005. It has not been used at December 31, 2003. This credit facility could be used to issue guarantees. As of December 31, 2003, guarantees amounted to
     (euro)100.5 million.

     The debt contains two redemption clauses at the Onyx Waste Services level:
     The interest rate is linked to the cover debt ratio. The non respect of one of this four covenants might carry an accelerated redemption.

     o    Leverage ratio: < 3.00 to 1.

     o    Interest cover ratio (EBITDA/total interest expense): > 3.00 to 1.

     o    Debt to shareholders' equity ratio: < 50 %

     o    Capital expenditure (capital expenditure/depreciation expense): <
          1.75.

(f) In April 1999, Veolia Environnement issued a (euro)2,850 million of bonds that bear interest at 1.5%, which mature on January 1, 2005, and that were convertible, at the option of the bondholder, into Vivendi Universal shares.

     These bonds could also be converted into shares of Veolia Environnement at a predetermined conversion rate if there was an initial offering of Veolia Environnement shares. As a consequence of an initial offering conversion into Veolia Environnement shares, the number of bonds in circulation was 5,331,058, which are only convertible into Vivendi Universal shares. The liability recorded for these bonds (euro)1,535.3 million, includes a premium of (euro)91 million, the counterpart is recorded against other long-term investments (see Note 8). Taking into account, the growing possibility of non converting Veolia Environnement obligation into Vivendi Universal shares, the premium has been amortized since January 1, 2002. These bonds contained a cross default agreement with Vivendi Universal as part of the guarantee given by Vivendi Universal to investors. On August 20, 2002, this guarantee was removed at the extraordinary general meeting of bondholders. The Oceane's coupon was also modified from 1.50% to 2.25% per year, with a starting effect at September 1, 2002.

(g)  On December 31, 2003, EMTN consists of (euro)5,819.7 million, from which a
     (euro)5,801.4 million matures over one year, and is made as following :

     o (euro)1,000 million bears interest of 4.875%, maturing on May 28, 2013,

     o    (euro)750 million bears interest of 5.375%, maturing on May 28, 2018,

     o (euro)700 million bears interest of 6.125%, maturing on November 25, 2033.

(h) Veolia Environnement issued bonds through a private placement in the United States for a global amount as of December 31, 2003 of (euro)325.6 million which is detailed as follows :

     o    Part A, B and C maturing January 30, 2013 with respective amounts :
          (euro)33 million (bearing interest of 5.84%), (pound)7 million (bearing interest of 6.22%), $147 million (bearing interest of 5.78%),

     o Part D maturing January 30, 2015 with respective amounts : $125 million bearing interest of 6.02%,

     o Part E maturing January 30, 2018 with respective amounts : $85 million bearing interest of 6.31%,

     The debt contains two clauses :

     o In the case of breaking the following financial ratios, the debt contain accelerated redemption clause, otherwise redemption will occur at maturity.

          o Interest cover ratio (EBITDA/net interest expense):> 4.00 to 1 in 2003 and the following years.

          o    Debt ratio (Net financial debt/EBITDA):< 4.25 to 1 in 2003 and
               <4.00 to 1 for the following years.

     o In the case of notation less than BBB+ or Baa1, covenants would be tested on the basis of semi-annual accounts instead of only annual accounts.

(i) This bond exchangeable for Vinci shares contracted by Veolia Environnement with Vivendi Universal in March 2001 for (euro)120 million has been totally reimbursed on September 30, 2003.

(j) This bond finances the Montgomery plant and bears interest at a 4.5% fixed rate and matures on January 1, 2012.

(k) This bond which outstanding is (pound)68.0 million, (euro)96.5 million at December 31, 2003, finances the Tyseley project, bears interest at a 6.675% rate and matures on June 30, 2018. The principal is amortized over the entire life of the bond.

(l) As of December 31, 2003, capital leases mature between 2004 and 2031 and bear fixed interest rate between 2.90% and 12.09% and variable interest rate are mainly indexed on EONIA, T4M and TAM.

(m) Other bonds and banks loans mature between 2004 and 2024 and are indexed on fixed-interest rates between 2.0% and 12.82% and on various variable-interest rates, mainly EURIBOR and LIBOR. Besides, this amount includes (euro)93.3 million subordinated debt (TSDI) underwritten by OTV, to finance the Waste Water plant in Zaragoza, Spain, and which matures on December 20, 2006.

Cover ratios are respected as of December 31, 2003.

Long-term financial debt listed according to the currency in which it is denominated is as follows (in millions of euros):

                                     At December 31,
                                ---------------------------------

                                       2003           2002
                                --------------   ------------
 Euro (a)                          11,079.5        9,223.8
 U.S. Dollar (b)                      312,5        2,564.5
 Pound Sterling                       278.5          286.2
 Czech Crowns                         291.9           94.9
 Australian Dollar                    136.9          198.2
 Korean Won                           136.3          171.6
 Norwegian Crown                       41.3           23.1
 Other                                309.5          350.7
                                --------------   ------------

 Total                             12,586.4       12,913.0
                                ==============   ============

(a) The (euro)1,856 million increase in euro debt during 2003 was due to the
(euro)2,450 million bond issue in connection with the EMTN program, the
(euro)(250) million reimbursement used from the Deutsche Bank medium term syndicated credit and the reimbursement of Vinci convertible bond for
(euro)(120) million.

(b) The (euro)2,252 million decrease in US dollar debt principally resulted from the full reimbursements of the (euro)496 million used on the Deutsche Bank medium term syndicated credit and of the (euro)1,520 million used on the Societe Generale medium term syndicated credit, the reimbursement of (euro)227 million used on the Fleet National Bank medium term syndicated credit arranged for Onyx Waste Services and along with a dollar bond issue connected with a (euro)283 million placement in the United States.

The table below presents a summary of the repayment schedules of the long-term financial debt excluding subordinated securities (in millions of euros):

                                                 At December 31,
                                         2003              2002            2001
                                 --------------  ---------------  --------------
  Due between one and two years       3,087.1          2,311.5         1,227.4
  Due between two and five years      3,710.2          4,660.8         7,461.8
  Due after five years                5,789.1          5,940.7         4,444.8
                                 --------------  ---------------  --------------
  Total                              12,586.4         12,913.0        13,134.0
                                 ==============  ===============  ==============

Short term borrowings

The table below summarizes Veolia Environnement's short-term borrowings (all amounts are in millions of euros):

                                                             --------------------------------------------------------------
 ((euro)millions)                                                                       At December 31,
                                                             --------------------------------------------------------------
                                         At          At                                  Foreign                      2003
                                      December    December                  Change in    exchange      Other
                                      31, 2001    31, 2002    Variations      scope     translation  movements
---------------------------------------------------------------------------------------------------------------------------
Bank overdrafts and other short
term borrowings                          4,889.5     3,795.9        331.2        (79.2)     (157.4)         63.8    3,826.7
---------------------------------------------------------------------------------------------------------------------------

The Group's main short term borrowings as of December 31, 2003 are detailed below:

o (euro)218 million of accrued interest at Veolia Environnement holding level.

o    Cash liabilities :(euro)686 million,

o    (euro)18 million EMTN maturing in 2004,

o Commercial paper program amounting to(euro)1,500 million issued by Veolia Environnement holding ,

The Group's main short term borrowings as of December 31, 2002 are detailed below:

o Cash liabilities : (euro)746 million,

o (euro)268 million EMTN
maturing in 2003,

o Commercial paper program amounting to (euro)1,139 million issued by Veolia Environnement holding with a maximum amount of (euro)4 billion, interest rates are based on EONIA or fixed rates, with maturities between 30 to 180 days,

o (euro)154 million of accrued interest at Veolia Environnement holding level,

o    (euro)214 million of short-term borrowings in Berlin (Vivendi Water).

The Group's main short term borrowings as of December 31, 2001 are detailed below :

o Syndicated Credit facility amounting to $650 million, with an interest rate of LIBOR USD 3 months, maturing on March 12, 2002.

o Commercial paper program amounting to (euro)2,005 million, interest rates are based on EONIA or fixed rates, with maturities between 30 to 180 days.

Unused credit lines

The main unused credit lines amounted as of December 31, 2003 was composed as follows :

In Veolia Environnement holding:

o    (euro)880 million of unused short-term credit line,

o    (euro)1,248 million of unused middle-term credit line,

o    (euro)2,250 million of unused syndicated credit led by Deutsche Bank,

o    (euro)2,164.7 million of unused syndicated credit led by Societe Generale,

o    (euro)31 million of unused syndicated credit in Czech crowns.

In Veolia Environnement's subsidiaries : |X| (euro)435 million of middle-term credit line.

The main unused credit lines amounted as of December 31, 2002 to (euro)3,872 million.

It was composed as follows :

     In Veolia Environnement holding:

     o    (euro)1,150 million of short-term credit line.

     o    (euro)150 million of middle-term credit line.

     o    (euro)2,149 million of unused credit facility.

     In Veolia Environnement's subsidiaries :

     o    (euro)423 million of middle-term credit line.

The main unused credit lines amounted to (euro)2,889 million at December 31, 2001 of which (euro)1,809 million are long term credit lines maturing between 2004 and 2006.

Bank borrowings supported by collateral guarantees

At December 31, 2003, (euro)587 million in bank borrowings was supported by collateral guarantees. The breakdown by type of asset is as follows (in millions of euros) :

                          Amount pledged (a)    Total amount in            %
                                               the balance sheet        (a)/(b)
                                                      (b)

On intangible assets                  2               2,749              0.08%
On tangible assets                  283              14,419              1.96%
On financial assets (1)             213                   -                  -
--------------------------------------------------------------------------------
Total long term assets              498                   -                  -
--------------------------------------------------------------------------------
On current assets                    89              15,700              0.57%
--------------------------------------------------------------------------------
Total assets                        587                   -                  -
--------------------------------------------------------------------------------

(1) Financial assets pledged as collateral being essentially stocks of consolidated subsidiaries, the ratio is not meaningful.


The breakdown by maturity is as follows :

                                      ----------------------------------------------------------------------------
((euro)millions)                          At December     At December                    Maturity
                                              31,             31,
                                             2002            2003
                                      ----------------------------------------------------------------------------
                                                                      Less than 1   1 to 5 years     More than 5
                                                                            year                          years

         Intangible assets                     4               2              2              -               -

         Tangible assets                     337             283             48             75             160

  Land                                       180             103              2              3              98

  Other tangible assets(1)                   157             180             46             72              62

         Financial assets                    212             213              -            113             100

  VW Industrial Dvpt (2) (5)                  71              60              -             60               -

  Chengdu (2) (5)                              -              53              -              -              53

  VW Korean Daesan (3) (5)                    56              44              -             44               -

  Samsung VW Inchon (2) (5)                    -              33              -              -              33

  PPC (2) (5)                                  -               9              -              9               -

  Connex Regiobahn (2) (5)                     6               6              -              -               6

  Technoborgo (2) (6)                          5               5              -              -               5

  Wyuna Water PTY                             74               -              -              -               -

  Amendis Tanger Tetouan (4) (5)               -               2              -              -               2

  Zhuhai (4) (5)                               -               1              -              -               1

         Current assets                       37              89             63              -              26

  Cash collateral                              -               3              -              -               3

  Accounts receivable                         33              72             60              -              12

  Inventories                                  4              14              3              -              11
-----------------------------------------------------------------------------------------------------------------
Total                                        590             587            113            188             186
-----------------------------------------------------------------------------------------------------------------

(1)  mainly equipments and traveling systems.
(2)  100% of equity pledged as collateral.
(3)  95% of equity pledged as collateral.
(4)  Part of equity pledged as collateral less than 10%.
(5)  Non consolidated company as of December 31, 2003.
(6)  Equity method investments as of December 31, 2003.

Shenzhen contract : An amount of (euro)80 million as been pledged for collateral guarantee in the framework of the investment in Shenzhen contract (see note 8).

17. INCOME TAXES

Analysis of Income Tax Expense

Components of the income tax provision are as follows (in millions of euros):

                                                At December 31,
                             ---------------------------------------------------
                                  2003                2002                 2001
                             -----------     ---------------     ---------------
France                         (143.5)              (93.8)              (128.5)
Other countries                (208.7)             (248.9)              (256.3)
Current income tax expense     (352.2)             (342.7)              (384.8)
France                          (58.4)              (11.9)                  9.6
Other countries                  136.2(1)           (82.7)               (87.1)
Deferred income tax (benefit)     77.8              (94.6)               (77.5)
                             -----------     ---------------     ---------------
Total income tax expense       (274.4)             (437.3)              (462.3)
                             ===========     ===============     ===============

     (1) of which (euro)146 million of differed tax assets as a result of US tax group. Anticipated reversal of approximately (euro)200 million in 2004 in case of sales of USFilter activities.

In 2001, a French Tax Group was created. Veolia Environnement SA paid the Group tax to the French tax authority. The tax saving is recorded at the Veolia Environnement SA level.

Deferred Tax Assets and Liabilities

The timing differences which give rise to significant deferred tax assets and liabilities are as follows (in millions of euros):

                                                      At December 31,
                                         --------------------------------------
                                              2003         2002          2001
                                         -----------  -----------   -----------
Deferred tax assets:

-  Employee benefits                           57.7         62.8          53.2
-  Provisions for risks and liabilities        35.9         30.9          19.9
-  Tax loss                                   463.3        442.6         593.9
-  Other timing differences                   574.4        648.3         451.0
                                         -----------  -----------   -----------
Gross deferred tax assets                  1,131.3      1,184.6       1,118.0
                                         -----------  -----------   -----------
Unrecorded deferred tax assets (1)         (204.5)      (172.8)       (107.0)
                                         -----------  -----------   -----------
Deferred tax assets recorded in the books    926.8      1,011.8       1,011.0
                                         -----------  -----------   -----------
Deferred tax liabilities:
-  Depreciation                              338.0        356.8         207.6
-  Reevaluation of assets                     96.1        160.3         151.2
-  Other taxable timing differences          359.4        410.9         403.7
                                         -----------  -----------   -----------
Gross deferred tax liabilities               793.5        928.0         762.5
                                         ===========  ===========   ===========

(1) Represents tax savings from operating losses or other non-activated tax savings. They have not been recorded as assets because their recovery is not probable. Net valuation allowance amounted to (euro)(35.1) million in 2003.

In the consolidated balance sheets, deferred tax assets are classified in "accounts receivable" and deferred tax liabilities in "accounts payable".

Tax Rate Reconciliation


                                                  At December 31,
                                     ----------------------------------------
                                          2003          2002           2001
                                     ----------- ------------- --------------
Statutory tax rate                      35.43%        35.43%         36.43%
Goodwill amortization not
   deductible for tax purposes        (55.22)%        12.75%       (61.30)%
Permanent differences                 (13.33)%         8.91%        (2.07)%
Lower tax rate on long-term capital
   gains and losses                    (0.53)%       (5.89)%          1.76%
Tax losses                               8.02%         5.13%        (4.42)%
Other, net                               7.75%       (8.73)%          1.71%
                                     ----------- ------------- --------------
Effective tax rate (a)                (17.88)%        47.60%       (27.89)%
                                     =========== ============= ==============

(a) The effective tax rate is computed by dividing "income taxes and deferred taxes" by "Income before minority interest, income taxes and deferred taxes."

Net Operating Tax Loss

At December 31, 2003, the Group had tax losses which represent a potential tax saving of (euro)463.3 million (based on the effective tax rate).

Tax losses expire as follows (in millions of euros):

Years                                          Amount  (2)
2004                                            218.4  (1)
2005                                             21.0
2006                                             25.0
2007                                             24.6
2008                                             31.6
2009 and thereafter                              19.9
Unlimited                                       122.8
Total                                           463.3

(1) of which (euro)191 million usable in 2004 within the framework of the sales of USFilter activities.

(2) Since 2004 French tax law, net operating tax losses are usable without time limitation.

18. FINANCIAL INSTRUMENTS AND COUNTERPARTY RISKS

The Group uses various financial derivative instruments to manage its exposure to fluctuations in interest rates and foreign currency rates.

The Group does not anticipate any third-party defaults, which could have a significant impact on its financial position and the results of its transactions.

Interest rate and foreign currency agreements

The contractual amounts stated below are outstanding as of December 31, 2003, 2002 and 2001. These amounts represent the levels of involvement by the Group and are not indicative of gains or losses. The amounts are in millions of euros.


                                                    As of December 31, 2003
                                     -----------------------------------------------
                                       Total     Less than    1 to 5       More than
                                                   1 year       years       5 years
                                     --------  ---------- -------------  -----------
Interest rate hedging activity

Interest rate swaps-pay at
fixed rate / receivable at variable
rate

Nominal amount                       1,602.5        49.9       1,171.1        381.5

Weighted average received rate
(evaluated on December, 31)            1.87%

Weighted average paid rate
(evaluated on December, 31)            5.38%

Interest rate swaps-pay at variable
 rate /  receivable  at fixed rate

Nominal amount                       5,145.9       531.3       2,507.6      2,107.0

Weighted average received rate
(evaluated on December, 31)            5.12%

Weighted average paid rate
(evaluated on December, 31)            2.88%

Interest rate swaps-pay at variable
 rate / receivable at variable rate

Nominal amount                       1,132.3       768.4         363.9            -

Weighted average received rate
(evaluated on December, 31)            1.30%

Weighted average paid rate
(evaluated on December, 31)            1.37%

Swap-cross currency

Nominal amount                       2,716.6       198.8       2,254.6        263.2

Weighted average received rate
(evaluated on December, 31)           2.78%

Weighted average paid rate
(evaluated on December, 31)            1.93%

Interest caps, floors and
collars (a)

Nominal amount                       2,271.8       633.4       1,216.0        422.4

Average guarantee rate                 3.96%

interest rate swap option

Nominal amount                         197.9            -        197.9            -

Weighted average received
rate when exercised                    2.81%

Weighted average paid rate
when exercised                         1.15%

Foreign currency hedging activity

Forward exchange contracts (b)

Nominal amount                       1,389.8     1,361.0          23.1          5.7

(a) Interest caps are used to protect the group from the interest fluctuation which should impact the variable debt, limiting the interest paid. On December 31, 2003, the cap portfolio is made of the following :

     o Covering exposure to Euribor 3 month, with a nominal of (euro)622.4 million. The weighted average guarantee rate is 4.96%.

     o Covering exposure, to Libor USD 6 and 12 month, with a nominal of $1,900 million. The weighted average guarantee rate is 3.59%.

     o Covering exposure to Pribor CZK 12 month, with a nominal amount of 2,000 millions of CZK. The weighted average rate is 4.00%.

(b) The use of forward exchange contracts is linked to foreign currency borrowing .

On December 31, 2003, the exchange operation portfolio is as follows:
(in million of foreign currency)

  Currency                            Forward buy                  Forward sale
  AUD                                         41.7                       188.4
  GBP                                         41.5                       185.5
  USD                                         98.6                       551.9
  Other currency ((euro)equivalent)           28.4                       387.3

                                                        As of December 31, 2002
                                          -------------------------------------------------
                                             Total    Less than       1 to 5    More  than
                                                         1 year        years     5 years
                                          ----------  -----------  -----------  -----------
Interest rate hedging activity

Interest rate swaps-pay at fixed
rate / receivable at variable rate

Nominal amount                             1,382.1        255.6        866.8        259.7

Weighted average received rate
(evaluated on December, 31)                  2.29%

Weighted average paid rate
(evaluated on December, 31)                  5.50%

Interest  rate  swaps-pay at variable
 rate / receivable  at fixed rate

Nominal amount                             2,707.6            -        507.6      2,200.0

Weighted average received rate
(evaluated on December, 31)                  5.63%

Weighted average paid rate
(evaluated on December, 31)                  3.06%

Interest rate  swaps-pay at variable
rate / receivable at variable rate

Nominal amount                             1,573.0        238.4      1,334.6            -

Weighted average received rate
(evaluated on December, 31)                  1.60%

Weighted average paid rate
(evaluated on December, 31)                  1.61%

Swap-cross currency

Nominal amount                               775,9         78.9        183.8        513.2

Weighted average received rate
(evaluated on December, 31)                  2.23%

Weighted average paid rate
(evaluated on December, 31)                  4.74%

Interest caps, floors and collars (a)

Nominal amount                             2,052.7        238.4      1,791.9         22.4

Average guarantee rate                       4.11%

Foreign currency hedging activity

Forward exchange contracts (b)

Nominal amount                             1,242.6      1,227.6         15.0            -


                                                       As of December 31, 2001
                                         ----------------------------------------------------
                                            Total      Less than    1 to 5        More
                                                          1 year         years         than
                                                                                    5 years
                                         ----------  -------------  ------------  -----------
Interest rate hedging activity

Interest  rate  swaps-pay  at fixed
rate /  receivable  at variable rate

Nominal amount                            4,721.2        1,157.4       3,557.3          6.5

Weighted average received rate
(evaluated on December, 31)                 3.17%

Weighted average paid rate
(evaluated on December, 31)                 4.94%

Interest rate swaps-pay at variable
rate / receivable at fixed rate

Nominal amount                            2,449.1           15.2         426.3      2,007.6

Weighted average received rate
(evaluated on December, 31)                 5.67%

Weighted average paid rate
(evaluated on December, 31)                 3.31%

Swap-cross currency

Nominal amount                              262.7              -         262.7            -

Weighted average received
rate (evaluated on December, 31)            4.07%

Weighted average paid
rate (evaluated on December, 31)            3.42%

Interest caps, floors and collars

Nominal amount                              174.8              -         152.4         22.4

Average guarantee rate                      4.69%

Foreign currency hedging activity

Forward exchange contracts

Nominal amount                              186.8          186.8             -            -


19. FAIR VALUE OF FINANCIAL INSTRUMENTS

On December 31, 2003, 2002 and 2001 Veolia Environnement used for financing, notes receivables, as well as derivative financial instruments used to manage interest rate risk, foreign currency risk and equity risk. They were characterized by investments, invoices, loans and advances, short and long-term borrowings.

The carrying value of cash equivalents, short-term receivables, short-term borrowings and the short-term part of long -term debt was approximately equal to the fair value due to their short maturities. The fair value of financial instruments detailed as follows, is generally determined using quoted prices. When no quoted prices are available, fair value is based on estimates using discounted future cash flows or other estimates.


                                                                         At December 31,
                                     -------------------------------------------------------------------------------
   ((euro)million)                                 2003                       2002                      2001
                                     -------------------------------------------------------------------------------
   Assets (liabilities)                 Carrying     Estimated     Carrying    Estimated     Carrying     Estimated
                                          amount    fair value       amount   fair value       amount    fair value
                                     ------------- ------------- ------------ -----------  ------------ ------------
   Investments*                          2,580.6       2,610.3      1,600.8      1,514.3      1,598.6      1,674.1
   Long-term debt                     (12,586.4)    (12,768.0)   (12,913.0)   (13,125.0)   (13,134.0)   (13,265.0)
   Treasury management
   Interest rate swaps                                    32.9                     139,5                    (25.7)
   Cross Currency interest rate swaps                   (10.0)                     117.2                     (4.1)
   Forward exchange contracts                             22.7                      16.5                       3.6
   Interest caps, floors and collars                      14.4                     (5.8)                       0.4
   Interest rate swap option                             257.3                         -                         -

* Excluding treasury shares held for stock option purposes.

Financial instruments including cash and cash equivalents, accounts receivables, short term loans, accounts payable and bank overdrafts and short term borrowings are excluded from the table above. For these instruments, fair value was estimated to be the carrying amount due to the short maturity.

20. SPECIAL PURPOSE ENTITIES

The water company of Berlin has transactions with three special purposes entities as defined by French consolidation rules ( paragraph 10052 of rule CRC 99-02) without holding any share in the entities.

Telo KG : The water company of Berlin is committed to Telo KG through an operating lease contract of wasted water treatment plant (the minimum future payments are given in note 21 Capital leases and operating leases ). The book value of assets held by Telo KG amounts to (euro)325.8 million (for Veolia Environnement stake) and the financial debt to (euro)267.9 million (for Veolia Environnement stake).

Roland Ufer KG : The water company of Berlin is committed to Rolan Ufer KG through an operating lease contract of administrative offices (the minimum future payments are given in note 21 Capital leases and operating leases ). The book value of assets held by Roland Ufer KG amounts to (euro)104.3 million (for Veolia Environnement stake) and the financial debt to (euro)121.5 million (for Veolia Environnement stake).

Molavia : The water company of Berlin sold real estate assets to Molavia in 2000 and is committed to financial guarantees. The assets book values amount to
(euro)10 million (for Veolia Environnement stake) and the financial debt to
(euro)16 million (for Veolia Environnement stake).

If the companies were consolidated in 2003, the EBIT would have been increased by (euro)33.6 million.

For the purposes of development in municipal and industrial outsourcing, US Filter takes part in funds with other partners. US Filter share in the financial debt of these funds equals $57 million at the end of 2003. The expected disposal of "Equipment short term contracts" would reduce the Group exposure to (euro)31 million.

The characteristics of the SPE used for securitization in France are given in note 9.

Further to the enactment of "Loi de securite financiere" of August 1, 2003, the special purposes entities may be consolidated from January 1, 2004, providing new events occur.

21. COMMITMENTS AND CONTINGENCIES

Commitments related to cooperation agreement between Vivendi Universal and Veolia Environnement are detailed in note 24.

Specific Commitments

Put Southern Water

The company has refinanced in 2003 its investment in Southern Water. As a result, the company dealt with a first contract with Societe Generale Bank Trust ("SGBT") on June 30, 2003 and a second one with CDC Ixis on July 18, 2003. The terms are as follows:

o SGBT and CDC Ixis subscribed each other for (pound)110 million of preferred shares without voting rights issued by Southern Water and previously acquired by Veolia Water UK,

o SGBT and CDC Ixis hold each other a put option, maturing in 5 years, allowing them to sell to Veolia Environnement the preferred shares without voting rights at an average exercise price based on a price adjusted by an annual yield of 5.5%.

Put FCC

The Group has agreed to buy the 51% partner's interest in B1998 SL if the partner exercises the option agreement, which remains valid during 10 years, until October 16, 2008 at a price based on the average of the market value of FCC's shares during the three months preceding the exercise of the option (up to seven times FCC's EBITDA or 29.5 times FCC's earnings per share for the previous year, whichever is lower). B1998 SL is a holding company which owns 52.5% of FCC. Based on the average of the market value of FCC's shares during the three months preceding the December 31, 2003, the price would be approximately
(euro)995 million.

If the partner exercises the option agreement, the Group would be the sole shareholder of B1998 SL. As a result of which, the Spanish law could require the Group to launch take over bid on the remaining shares of FCC (47.5%) not held by B1998 SL. The offering price would be determined by the Spanish market authority. According to the share price of FCC on February 26, 2004, the acquisition price of the remaining 47.5% would be around (euro)1,825 million, subject to adjustment by the Spanish authority.

EDF agreements

EDF entered into a call option with the Group on Dalkia shares in case of a take over bid on the Group by a competitor of EDF.

Furthermore, the Group entered into a call option with EDF on its Dalkia shares in case of a change in EDF's status or a take over bid on EDF by a competitor of Veolia Environnement. The share price would be determined by an independent expert if there is no agreement.

EDF and Veolia Environnement hold each other call options and put options which would allow, in case of exercise by one of the parties, to EDF to own 50% of equity and voting rights of Dalkia. Exercise of these options is submitted to liberalization of electricity market in France. It would happen at July 1, 2004.

Replacement engagement

The Group and its water distribution and energy services subsidiaries, as part of their contractual obligations through public services contracts and in return for the revenue they receive, assume responsibility for the replacement of fixed assets in the publicly owned utility networks they manage. The Group forecasts the expenditures required in this regard over the remaining duration of the relevant contracts. The accumulated expenditure forecast is estimated at
(euro)2.5 billion ((euro)2.0 billion for water and (euro)0.5 billion for energy). These expenditures will either be expensed or amortized over the shorter of the estimated useful lives of the assets or the contract period, according to the contract terms.

Performance bonds issued for US subsidiaries

Insurance companies have issued performance guarantees in connection with the activities of the Group's US subsidiaries (operational guarantees, guarantees of site restoration), which have been underwritten by Veolia Environnement SA up to a maximum amount of $1.4 billion ($0.7 billion used at December 31, 2003).

Specific Berlin contract engagement

Under the Berlin water contract, the Group may be obligated to pay approximately
(euro)610 million (at 50%) to previous land owners, not indemnified by the Berlin government, who present claims for payments.

Securitization

According to the securitizaton agreement, the subsidiaries are responsible for collecting the receivables. The Group provides guarantees on the performance of its subsidiaries in recovering these amounts (see note 9).

Fees obligations with local authorities

As described in note 2, under certain public service contracts, the Group has assumed fees obligations with local authorities. At December 31, 2003, the minimum future payments of these commitments is (euro)183 million.

The breakdown by maturity of specific commitments is as follows:

                                                 ---------------------------------------------------
                                                        At          At                    Maturity
                                                  December    December
                                                        31,        31,
         (in millions of euros)                        2002       2003
                                                 ---------------------------------------------------
                                                                          Less than   1 to 5    More
                                                                             1 year   years   than 5
                                                                                               years

Put Southern Water                                     575        312            -     312        -

Put FCC / B                                            751        995            -     995        -

Water replacement engagement                         1,937      2,010          344     807      859

Energy Services replacement engagement                 514        521           54     262      205

Performances bonds VE issued for US subsidiaries       861        550            -     104      446

Specific Berlin contract engagement (50%)              610        610            -       -      610

Fees obligations with local authorities                219        183           48     104       31

----------------------------------------------------------------------------------------------------
Total                                                5,467      5,181          446   2,584    2,151
----------------------------------------------------------------------------------------------------

Other commitments and contingencies

Other commitments and contingencies do not include collateral given in guarantee of banking loans (see note 16) nor specifics commitments and contingencies described above.

Other commitments and contingencies are detailed as follows
(in millions of euros)

                                ------------------------------------------------------------------------
                                At December   At December                    Maturity
                                        31,           31,
                                       2002          2003
                                ------------------------------------------------------------------------

                                                              Less than 1  1 to 5 years   More than 5
                                                                     year                       years

      Operational guarantees       2,974.9        3,081.3          536.7       1,074.0        1,470.5
      Financial guarantees
 Debt guarantees                     185.1          259.1           39.3          55.1          164.6
 Warranty obligation given           338.6          140.0            1.9          68.1           70.0
      Commitments given
 Obligation to buy                    55.7          150.6           57.4          22.3           70.9
 Obligation to sell                   27.0           51.8            5.2          16.5           30.1
      Other commitments given
 Letters of credit                   290.8          249.4           25.3          23.3          200.8
 Other commitments given             398.7          569.4           58.6         181.0          330.0
--------------------------------------------------------------------------------------------------------
          Total                    4,270.8        4,501.6          724.4       1,440.3        2,336.9
--------------------------------------------------------------------------------------------------------

Operational guarantees (performance bonds) : the Group's subsidiaries in the course of their normal activities, give guarantees to their customers. If the company does not reach its specified targets, it may have to pay penalties.

This commitment is often guaranteed by an insurance company, a financial institution, or the parent company of the Group. These guarantees included in the contract are performance commitments. The insurance company or the financial institution often requires counter guarantees from the parent company. The commitment is the amount of the guarantee anticipated in the contract and given by the parent company to the customer or the counter guarantee given by the parent company to the insurance company or to the financial institution.

Debt guarantees : they relate to guarantees given to financial institutions in connection with financial debt of non consolidated companies, companies accounted for under the equity method, or companies consolidated through proportional consolidation.

Warranty obligations given : they include guarantees in connection to sale of Distribution for (euro)39.6 million and the sale of Bonna Sabla for (euro)65.2 million.

Letter of credits : The amount of the credit line given by a bank or financial institution which has not been drawn against.

The Group's contingent liabilities relating to certain performance guarantees by segments are as follows (in millions of euros):

                                    At December 31,
                      ----------------------------------------------
                            2003            2002             2001
                      -------------   -------------   --------------
Water                    1,563.6         1,783.0          1,005.0
Waste Management           586.0           347.2            302.8
Energy Services            584.4           466.2            242.0
Transportation             106.9           114.4            229.5
FCC/Proactiva            1,013.9           748.7            687.5
Holding                    645.2           794.0            641.0
Others                       1.6            17.3              8.2
                      -------------   -------------   --------------
Total                    4,501.6         4,270.8          3,116.0
                      =============   =============   ==============

Capital Leases and Operating Leases

The Group uses capital leases in order to finance certain operating assets and investment properties. As stated in Note 2 to the consolidated financial statements, the Group has capitalized these assets (see note 5) and recorded the principal portion of the related capital leases as long-term debt for its present value ((euro)800.5 million) (see note 16-j). Payments under these capital lease obligations at December 31, 2003, 2002 and 2001 represent
(euro)1.3 billion, (euro)1.2 billion and (euro)0.8 billion, respectively. Furthermore, the Group uses operating leases (mainly transportation equipment and treatment plants).

Veolia Environnement has concluded capital and operating leases. As of December 31, 2003, minimum future payments for these contracts amount to (in millions of euros) :

                                     Operating leases         Capital leases
                                                             (balance sheet)
                                    --------------------   ---------------------
2004                                             353.1                   194.3
2005                                             332.9                   164.9
2006                                             310.6                   135.4
2007                                             286.9                   126.5
2008                                             297.4                   104.3
2009 and thereafter                              700.2                   546.4
                                    --------------------   ---------------------
Total minimum future capital
  lease payments                              2,281.1*                 1,271.8
Less amounts representing interest                                       326.6
                                    --------------------   ---------------------
Present value of net minimum
   future capital lease payments               945.2
                                    ====================   =====================

*of which(euro)524 million regarding Berliner Water operating leases.

Litigation (other than those accounted for)

The Group is subject to various litigation in the normal course of business. Although it is not possible to predict the outcome of such litigation with certainty, based on the facts known by the Group and after consultation with counsel, management believes that such litigation will not have a material adverse effect on the Group's financial position or results of operations.

Commitments received

((euro)millions)                     2002              2003
                              -------------------------------
Commitments received              1,408.1           1,215.0
Debt guarantees                     167.6             154.9
Warranty obligations given           20.4               2.4
Other engagements received *      1,220.1           1,057.7

* Including (euro)894.3 million behalf EDF's electric contracts commitments.

22. TAX REVIEWS

As a part of their normal activities the Group's subsidiaries are subjected to regular tax reviews.

In 2003, most of tax review occurred in the French companies of the four divisions are finalized. Significant claims were positively solved for the Group. Reviews leading to additional tax expenses were adequately reserved.

Some reviews focusing on key issues were submitted to the central departments of the French Finance and Economy Ministry for technical opinion.

Outside France, tax reviews in progress did not lead in 2003 to claim and in some cases were adequately reserved and based on best knowledge of the Group on its subsidiaries.

Veolia Environnement has made allowances for those risks it considers appropriate.

23. SEGMENT INFORMATION

In accordance with the provision of SFAS 131, the Group has identified five reportable segments which include: Water, Waste Management, Energy Services, Transportation, and FCC. These segments are consistent with the basis on which management evaluates investments and results.

The Water segment integrates water and wastewater activities such as water distribution, water and wastewater treatment, industrial process water, manufacturing of water treatment equipment and systems.

The Waste Management segment collects, processes and disposes of household and trade and industrial waste.

The Energy Services segment includes energy optimization and related services.

The Transportation segment focuses on the operation of passenger transportation services, both road and rail networks.

FCC is a separate segment that operates in construction, urban sanitation and water services, cement production and urban related activities mostly in Spain.

Revenue From External Customers

((euro)millions)                 For the year ended at December 31,
                            --------------------------------------------
                                   2003           2002            2001
                            -------------   ------------   -------------
Water                          11,339.8       13,293.7        13,641.2
Waste management                5,971.5        6,138.8         5,914.4
Energy                          4,654.0        4,570.9         4,017.4
Transportation                  3,673.1        3,422.2         3,098.9
FCC                             2,964.6        2,653.1         2,454.8
                            -------------   ------------   -------------
Total                          28,603.0       30,078.7        29,126.7
                            =============   ============   =============

Revenue Between Segments

((euro)millions)                 For the year ended at December 31,
                            ------------------------------------------
                                   2003          2002           2001
                            -------------   -----------   ------------
Water                               5.5           9.0           10.3
Waste management                   49.0          42.1           32.3
Energy                             17.4          13.5            5.9
Transportation                      5.3           4.4            4.1
FCC                                 0.2           0.5            1.8
Other                                 -             -            4.9
                            -------------   -----------   ------------
Total                              77.4          69.5           59.3
                            =============   ===========   ============

Amortization Expense

((euro)millions)                 For the year ended at December 31,
                            -------------------------------------------
                                   2003          2002            2001
                            -------------   -----------   -------------
Water                             602.9         573.2           527.6
Waste management                  510.2         564.3           505.2
Energy                            231.0         230.7           160.2
Transportation                    206.4         189.7           149.8
FCC/Proactiva                     155.3         126.8           129.9
Other                              18.7          14.6            11.9
                            -------------   -----------   -------------
Total                           1,724.5       1,699.3         1,484.6
                            =============   ===========   =============

EBIT

((euro)millions)                 For the year ended at December 31,
                            --------------------------------------------
                                   2003           2002            2001
                            -------------   ------------   -------------
Water                             783.9        1,024.3         1,089.6
Waste management                  380.0          385.2           390.7
Energy                            274.4          244.0           220.5
Transportation                     92.6          115.6           112.1
FCC/Proactiva                     275.3          250.3           229.5
Other                            (55.3)         (48.1)          (29.3)
                            -------------   ------------   -------------
Total                           1,750.9        1,971.3         2,013.1
                            =============   ============   =============

Total Assets

((euro)millions)                            At December 31,
                            --------------------------------------------
                                   2003           2002            2001
                            -------------   ------------   -------------
Water                          11,257.4       16,095.1        19,095.8
Waste management                4,826.5        5,280.0         5,474.9
Energy                          4,863.1        4,950.7         4,471.0
Transportation                  2,695.1        2,631.3         2,576.0
FCC/Proactiva                   3,305.6        3,191.8         3,749.5
Other                          11,972.7        9,869.5         9,042.1
                            -------------   ------------   -------------
Total                          38,920.4       42,018.4        44,409.3
                            =============   ============   =============

Expenditures for Long Lived Assets

((euro)millions)                 For the year ended at December 31,
                            --------------------------------------------
                                   2003           2002            2001
                            -------------   ------------   -------------
Water                           1,015.4        1,086.3         1,188.3
Waste management                  691.2          739.5           794.2
Energy                            322.1          342.2           401.5
Transportation                    184.3          154.7           287.8
FCC/Proactiva                     239.2          278.9           206.7
Other                               3.6            1.8               -
                            -------------   ------------   -------------
Total expenditures              2,455.8        2,603.4         2,878.5
                            =============   ============   =============

Long-term Assets


((euro)millions)                            At December 31,
                            --------------------------------------------
                                   2003           2002            2001
                            -------------   ------------   -------------
Water                          11,079.0       13,945.4        15,441.0
Waste management                4,884.4        5,245.4         5,504.2
Energy                          2,781.4        2,867.5         2,565.1
Transportation                  2,132.3        1,967.5         1,762.6
FCC/Proactiva                   1,534.3        2,130.4         1,883.9
Other                             809.4          411.8           243.9
                            -------------   ------------   -------------
Total long-term assets         23,220.8       26,568.0        27,400.7
                            =============   ============   =============


Equity Method Investments

                                                              At December 31,
                       ------------------------------------------------------------------------------------------------
((euro)millions)                       2003                             2002                             2001
                       -------------------------------  -------------------------------  ------------------------------
                         Investment         Share in      Investment         Share in      Investment        Share in
                                        net earnings                     net earnings                             net
                                                                                                             earnings
                       --------------   --------------  --------------   --------------  --------------   -------------
Water                          122.4              5.7           140.9             11.8           397.3            21.6
Waste management                57.1              6.5            57.1              6.5            26.1             7.2
Energy                          10.6              1.5             9.9            (0.4)             9.0             1.0
Transportation                   2.4            (5.8)             5.7            (2.1)            10.7             0.4
FCC/Proactiva                  217.8             30.7           205.2             19.6           174.9            16.2
Other                           35.4              5.8            29.2              3.6               -             1.4
                       --------------   --------------  --------------   --------------  --------------   -------------
Total                          445.7             44.4           448.0             39.0           618.0            47.8
                       ==============   ==============  ==============   ==============  ==============   =============

Geographical Breakdown of Net Sales

((euro)millions)
                                                         At December 31, 2003
                     ---------------------------------------------------------------------------------------------
                         France        United Kingdom     Rest of      United States    Rest of the        Total
                                                           Europe        of America       world
                     --------------    --------------  --------------   --------------  -------------   -----------
Water                      6,115.7             453.5         1,608.2          1,892.5        1,269.9      11,339.8
Waste management           2,648.1             680.2           777.3          1,130.5          735.4       5,971.5
Energy                     2,912.6             293.8         1,376.2                -           71.4       4,654.0
Transportation             1,346.2             571.1         1,423.2            186.6          146.0       3,673.1
FCC                            6.7              33.1         2,807.4             96.8           20.6       2,964.6
                      -------------   ---------------  --------------   --------------  -------------   -----------
Total                     13,029.3           2,031.7         7,992.3          3,306.4        2,243.3      28,603.0
                      =============   ===============  ==============   ==============  =============   ===========



((euro)millions)                                             At December 31, 2002
                     ---------------------------------------------------------------------------------------------
                         France       United Kingdom     Rest of       United States   Rest of the        Total
                                                          Europe         of America       world
                     --------------    -------------   --------------   --------------  -------------   -----------
Water                      6,201.2            654.9          1,669.6          3,378.7        1,389.3      13,293.7
Waste management           2,543.4            708.5            794.5          1,306.0          786.4       6,138.8
Energy                     2,972.8            302.4          1,226.8              0.4           68.5       4,570.9
Transportation             1,268.0            661.1          1,266.4             83.5          143.2       3,422.2
FCC                           10.4             33.8          2,487.9            102.0           19.0       2,653.1
                     --------------    -------------   --------------   --------------  -------------   -----------
Total                     12,995.8          2,360.7          7,445.2          4,870.6        2,406.4      30,078.7
                     ==============   ==============   ==============   ==============  =============   ===========

 ((euro)millions)                                            At December 31, 2001
                     ---------------------------------------------------------------------------------------------
                         France        United Kingdom      Rest of      United States   Rest of the       Total
                                                            Europe        of America       world
                     --------------    --------------  --------------   --------------  -------------   -----------
Water                      6,193.7             729.7         1,517.2          3,817.3        1,383.3      13,641.2
Waste management           2,440.8             655.1           668.6          1,434.3          715.6       5,914.4
Energy                     2,733.8             313.5           896.3              0.2           73.6       4,017.4
Transportation               993.3             906.9         1,028.1             35.2          135.4       3,098.9
FCC                           10.5              33.4         2,228.1            138.4           44.4       2,454.8
                     --------------    --------------  --------------   --------------  -------------   -----------
Total                     12,372.1           2,638.6         6,338.3          5,425.4        2,352.3      29,126.7
                     ==============   ===============  ==============   ==============  =============   ===========

Geographical Breakdown of Long Lived Assets

((euro) millions)
                     --------------------------------------------------------------------------------------------
                         France     United Kingdom      Rest of     United States    Rest of the        Total
As of December 31,                                       Europe       of America        world
                     -------------- --------------   -------------- -------------- --------------   --------------
      2003                 7,442.9         2,113.6        8,386.9        3,297.2        1,980.2         23,220.8
      2002                 7,304.6         2,136.2        8,452.3        6,568.3        2,106.6         26,568.0
      2001                 6,897.5         2,199.5        7,986.2        8,685.6        1,631.9         27,400.7

24. RELATED PARTY TRANSACTIONS

The main transactions with related parties (principally Vivendi Universal, its subsidiaries and some minority stockholders in Veolia Environnement subsidiaries) and amounts receivable from and payable to them were as follows (in millions of euros):

                                                    At December 31,
                                       ---------------------------------------
                                            2003          2002          2001
                                       -----------  ------------  ------------
Call option/shares of
Veolia Environnement                         7.6           7.6             -

Treasury shares purchased from
Vivendi Universal                              -          73,9             -

Vivendi Universal /
Veolia Environnement swap cancelled            -          75.8             -

Receivables

   Trade accounts (1)                       53.4          37.6          40.2

   Loans (2)                                 5.8          54.6         352.0

Payables

   Vinci convertible bonds                     -         120.0         120.0

   Trade accounts                            6.9          19.6         105.9

   Loans                                       -           1.3           1.0


                                                   At December 31,
                                       ---------------------------------------
                                            2003          2002          2001
                                       -----------  ------------  ------------
Sales                                        9.9          10.8          13.9

Operating income (expense)                  25.8          17.0        (16.2)

Interest expense (3)                       (1.1)        (58.8)        (91.2)

Interest income                              0.8          58.5         100.3


(1) Include (euro) 50.3 million of payable by Vivendi Universal associated with the maintenance or replacement of equipment. (see guarantees)
(2) Include (euro) 4.4 million relating to receivables in connection with Water contracts transferred
(3) Include (euro)34.1 million of payments by Vivendi Universal associated with the maintenance or replacement of equipment. (see guarantees)

Veolia Environnement shares held by Veolia Universal

Veolia Environnement acquired 3,624,844 Veolia Environnement shares from Vivendi Universal at the end of 2002. For each share, Vivendi Universal issued a call option allowing Veolia Environnement to acquire 3,624,844 Veolia Environnement shares by 23 December 2004 for a unit share price of (euro)26.5. The purchase price of the calls amount to euros 7.6 million ((euro)2.1 per share). The purchase price of treasury shares amounts to (euro)73.9 million ((euro)20.4 per share). The call options are accounted for as a reduction of the Group shareholder's equity. The treasury shares are classified in "Cash, cash equivalents and marketable securities", the purpose of the shares being covering Employee Stock Purchase Plans.


Financial agreements between Vivendi Universal and Veolia Environnement

Initial agreements in 2000

o At the time of the IPO, the Group was fully financed by Vivendi Universal as a result of a financial agreement signed on June 20, 2000. The current account with Vivendi Universal bore interest at 5.7%, which corresponded to the market rate of 5.2% plus a margin of 0.5 %. An annual payment of
     (euro)41.2 million was paid by Vivendi Universal to the Group.

o In September 2000, the Group entered into an interest rate swap with Vivendi Universal (Veolia Environnement pays 5.2% fixed and receives EURIBOR 3 months variable). The maximum notional amount of this swap is
     (euro)5 billion, and this swap expires in 2004.

Modifications occurred in 2001 and 2002

o    The current account with Vivendi Universal was fully reimbursed in May
     2001.

o The bulk of the financial agreement was cancelled. The amount of the quarterly payment by Vivendi Universal to Veolia Environnement was reduced in 2001 and cancelled in 2002. As a result, Vivendi Universal paid in 2001 and 2002 to Veolia Environnement a compensation equal to the present value of the reduction in future payments. They amount to (euro)58 million in 2001 and (euro)52.6 million.

o Further to different refinancing operations and in order to take advantage to low level of interest rate, the notional of the interest rate swap was reduced in 2001 and cancelled in 2002. Consequently, Veolia Environnement paid to Vivendi Universal (euro)58 million in 2001 and (euro)75.8 million in 2002. They relate to the fair value of the swap that has been cancelled. The payment is expensed over the life of the swap.

Agreement between Vivendi Universal and Veolia Environnement

In order to finalize the separation of Veolia Environnement from Vivendi Universal, Veolia Environnement and Vivendi Universal reached an agreement, on December 20, 2002.

Transfer of interest
Most of the transfers were realized at the end of 2003.The most significant transfers represent the sale to Generale des Eaux of interests in foreign water companies such as the Rumanian company Apa Nova Bucaresti, the Italian company Genova Acque, the Moroccan company Societe des Eaux et de l'electricite du Nord (Tanger-Tetouan).

Transfer of Water Distribution and Treatment Operations to Compagnie Generale des Eaux Vivendi Universal has economically transferred to Generale des Eaux (wholly-owned subsidiary of Veolia Environnement, previously named Compagnie Generale des Eaux-Sahide) all its water-related operations in France and the right to the operating income including income relating to contracts not yet transferred. The last transfer occurred last October 1, 2002. Four contracts representing a non material turnover are still held by Vivendi Universal with the operating support of Compagnie Generale des Eaux.

Counter-Guarantee Agreement
Vivendi Universal and Veolia Environnement agreed that Vivendi Universal would be replaced by Vivendi Environnement for some guarantees given to Veolia Environnement by Vivendi Universal. The maximum amount of the commitments not yet transferred equals to (euro)234 million at the end of 2003.

Guarantees
In connection with the formation of the Group and Vivendi Universal's contribution or sale to the Group of its interests in its water and energy services, the Group has replaced Vivendi Universal as managing partner (associe commandite) of substantially all Vivendi Universal's historic water and energy services subsidiaries. As managing partner of these subsidiaries, the Group has agreed, or will agree, to reimburse those subsidiaries for expenses related to the maintenance and replacement of equipment.

Under the guarantee agreement dated June 2000, Vivendi Universal will pay us for any loss that we suffer over a period of 12 years as a result of our undertaking to reimburse the subsidiaries for expenses associated with maintenance or replacement of equipments. Pursuant to the terms of the Agreement dated December 2002, the initial limit of (euro)15.2 million was increased by an additional
(euro)15.2 million , raising the initial cap to (euro)30.5 million (in June 2000 euros), or (euro)34.118 million after indexing. The additional (euro)15.2 million will be only payable beginning in January 2005 and will bear interest at the legal interest rate. The Agreement also provides that if the cumulative amount of our renewal expenses exceeds (euro)228.7 million, Vivendi Universal will cover the excess amount up to a maximum and definitive amount of (euro)76.2 million.

Veolia Environnement received (euro)17 million in 2003 and earned (euro)17 million in deferred income in 2003 payable in 2005. These amounts are reductions from the operating expenses. The total amount payable by Vivendi Universal to Veolia Environnement by 2005 equals (euro)33.2 million.

Vinci bonds
The Group indirectly took part in the issuance of the Vivendi Universal bonds convertible into Vinci shares last March 2001. Vivendi Universal lent to the Group (euro)120 million against 1,552,305 shares of Vinci held by the Group through Dalkia France.

On the 30th September 2003, Veolia Environnement reimbursed the loan for an amount of(euro)128.8 million

FCC agreement

Prior to the restructuring of Veolia Environnement's capital, on June 17, 2002, Veolia Environnement and Ms. Esther Koplowitz signed an agreement making Veolia Environnement the partner in all the contractual documents concerning B 1998 SL, in place of Vivendi Universal. Ms. Esther Koplowitz thereby accepted to not exercise her purchase right on her partner's stake in B 1998 SL, should Vivendi Universal's holding be reduced to less than 50% of Veolia Environnement's capital and voting rights.

In consideration for this, Veolia Environnement awarded Madame Esther Koplowitz and her group of shareholders in B 1998 SL a preferential purchase right for the B 1998 SL shares held by Veolia Environnement, should Veolia Environnement be the target of a hostile takeover. A hostile takeover is defined as the direct or indirect acquisition of at least 25% of Veolia Environnement's capital, which has not been approved by Veolia Environnement's Supervisory and Management Board, by a direct competitor of FCC in Spain. The striking price of the preferential purchase right would be the average between the price paid by Veolia Environnement for its stake, which is about (euro)691 million, and the market value of that stake, calculated in a transparent manner on the basis of the average price of FCC's shares during the quarter preceding the hostile takeover.

In addition, Veolia Environnement confirmed its intention to strengthen revenue growth in FCC's business activities other than Realia and Grucycsa. Veolia Environnement thus awarded the Chairman of FCC's board of directors a casting vote, until December 31, 2004, to be used in the event of a deadlock on the decisions of FCC's executive committee on projects with this objective. The casting vote may become permanent after December 31, 2004, if FCC's revenue does not meet certain growth targets.

25. INCOME STATEMENT

Employees and personnel charges

Personnel charges including profit sharing amount to (euro)8.6 billion in 2003, compared to (euro)8.7 billion in 2002 and (euro)8.0 billion in 2001.

((euro)millions)                   For the year ended at December 31,
                    ----------------------------------------------------------
                               2003                 2002                2001
                    -----------------   ------------------   -----------------
Personnel costs               8,519                8,654               7,992
Profit sharing                   50                   39                  42
                    -----------------   ------------------   -----------------
                              8,569                8,693               8,034
                    =================   ==================   =================

Weighted-average number of employees

By category                    For the year ended at December 31,
                    ----------------------------------------------------------
                               2003                 2002                2001
                    -----------------   ------------------   -----------------
Executives                   31,245               34,393              33,320
Employees                   225,773              222,784             205,716
                    -----------------   ------------------   -----------------
                            257,018              257,177             239,036
                    =================   ==================   =================

By segment                      For the year ended at December 31,
                    ------------------------------------------------------------
                                2003                2002                 2001
                    -------------------   -----------------   ------------------
Water                         65,669              74,223               72,538
Waste management              67,418              65,007               60,710
Energy                        35,101              34,075               30,691
Transportation                51,437              48,389               42,122
Proactiva                      8,851               9,876                9,779
FCC                           28,295              25,408               23,124
Other                            247                 199                   72
                    -------------------   -----------------   ------------------
                             257,018             257,177              239,036
                    ===================   =================   ==================


By method of
   consolidation *                For the year ended at December 31,
                    ------------------------------------------------------------
                                 2003                 2002                2001
                    -------------------   ------------------   -----------------
Fully consolidation          207,561              206,359             191,466
Proportionate
   consolidation              49,457               50,818              47,570
                    -------------------   ------------------   -----------------
                             257,018              257,177             239,036
                    ===================   ==================   =================

* In 2001 and 2002, entities consolidated with the multi-proportionate consolidation method were included in the line "proportionate consolidation", in 2003, they are included in the line "fully consolidation".

         Research and development costs

Research and development costs amounted to (euro)95.3 million, (euro)92.5 million and (euro)101.6 million for 2003, 2002 and 2001 respectively.

         Depreciation and Amortization


                                                           -------------------------------------------------------
((euro)millions)                                                              At December 31, 2003
                                                           -------------------------------------------------------
                                                  Notes         Additions         Utilization/             Net
                                                                                    Reversal

In the statement of cash-flows

Amortization

   Goodwill                                         3           (1,773.8)                  -         (1,773.8)

   Tangible assets                                  5           (1,504.4)                4.2         (1,500.2)

   Intangible assets                                4             (876.4)                1.4           (875.0)

Depreciation of financial assets
   Investments accounted for using the cost         7              (42.9)               22.0            (20.9)
   method

   Long term loans                                  8             (113.1)               38.7            (74.4)

   Other financial assets                           8              (92.3)                1.4            (90.9)

   Short term loans                                10              (10.3)                9.8             (0.5)

   Cash and cash equivalent and other              11               (9.4)                6.5             (2.9)
   marketable securities

   Other portfolio investments                                          -               17.6              17.6

Reserves and allowances (1)                        15             (823.2)              814.9             (8.3)

Valuation allowances on differed taxes             17              (68.3)               33.2            (35.1)
                                                           -------------------------------------------------------
                                                                                                     (4,364.4)
                                                                                                ------------------
Renewal expenses (2)                                                                                   (310.1)
                                                                                                ------------------
                                                                                                     (4,674.5)
                                                                                                ------------------
Valuation allowance on current assets

                                                           -------------------------------------------------------
Inventories and work in progress                    9              (50.2)               42.2             (8.0)
                                                           -------------------------------------------------------
Trade accounts receivables                          9             (146.6)              141.7             (4.9)
                                                           -------------------------------------------------------
Other accounts receivables                                         (25.0)                9.3            (15.7)
                                                           -------------------------------------------------------
                                                                                                        (28.6)
                                                                                                ------------------

(1) Operational, financial and others

(2) All renewal costs for publicly-owned utility networks are considered in the cash flow statement, as investments, whether the utility network have been originally financed by the concessionary or not. In addition, in the passage from net income (loss) to net cash provided by operating activities, all renewal costs are eliminated under adjustments for depreciations and amortizations.

Goodwill amortization and depreciation of intangible assets with indefinite life

Details are as follows :

((euro)millions)                      For the year ended at December 31,
                        -------------------------------------------------
                               2003            2002               2001
                        -------------   -------------     ---------------
Goodwill amortization       (209.6)         (250.2)             (257.9)
Impairment of goodwill    (2,214.9)  *       (77.0) **        (2,652.2) ***
                        -------------   -------------     ---------------
         Total            (2,424.5)         (327.2)           (2,910.1)
                        =============   =============     ===============
* Including (euro)(2,091.3) million of US Filter goodwill impairment.

** Including (euro)(40.6) million of Latin America goodwill impairment.

*** Including (euro)(2,611) million of US Filter Corporation goodwill impairment.

Goodwill amortization decrease as a result of the depreciation of the US dollar against the euro and of the impairment of USFilter goodwill accounted for at June 30, 2003.

Our amortization expenses relating to goodwill and intangible assets with an indefinite life increased sharply from (euro)327.2 million in 2002 to
(euro)2,424.5 million in 2003, principally due to a write-off in the first half of 2003 of (euro)2.1 billion of goodwill recorded in connection with the acquisition of USFilter and several brands held by USFilter (which are recorded as intangible assets with an indefinite life) following our reorganization of our U.S. water activities and the contemplated divestment of several of these activities. (See note 1). In addition, in light of the market environment in 2003 and our prospects for our markets, in 2003 we wrote-off goodwill amounting in aggregate to (euro)123.6 million, of which (euro)36 million was recorded in several engineering subsidiaries of our water division, (euro)21.6 million in our German waste management operations, (euro)18.8 million in our energy services activities, (euro)24.2 million in FCC and (euro)9.7 million due to the termination of our Connex South Eastern contract.

         Financial income and expenses

Net financial income for 2003, 2002 and 2001 amounts to a loss of (euro)(749.9) million, (euro)(648.1) million and (euro)(798.0) million, respectively.

It includes interest expenses, foreign exchange income and provisions.

((euro)millions)                         For the year ended at December 31,
                                   --------------------------------------------
                                         2003            2002            2001
                                   ------------   -------------   -------------
Interest expense                      (623.7)         (680.9)         (764.2)
Other financial income (expense)          7.9           142.2            19.7
Provisions                            (134.1)         (109.4)          (53.5)
                                   ------------   -------------   -------------
         Financial income             (749.9)         (648.1)         (798.0)
         (expense)                 ============   =============   =============

         Our net financial income (expense) includes dividends received, profit or loss on sales of marketable securities, foreign exchange profit or loss and financing costs. We incurred net financial expense of (euro)749.9 million in 2003, compared to net financial expense of (euro)648.1 million in 2002. The increase in net financial expense was principally due to the accrual of a number of reserves in 2003 as further described below, which was only partially offset by a decline in our average financing costs from (euro)680.9 million in 2002 to
(euro)623.7 million in 2003. The decrease in our financing costs is attributable to a reduction in our outstanding indebtedness as a result of our capital increase in 2002 and the implementation of our divestment program in 2002 and 2003. The average cost of our debt increased slightly from 4.25% in 2002 to 4.31% in 2003, mainly due to the impact in 2002 of the termination of our financial arrangements with Vivendi Universal.

         Excluding the impact of our financing costs, we recorded net financial expense of (euro)126.2 million in 2003, compared to net financial income of
(euro)32.8 million in 2002. In 2003, we recorded financial income as a result of a non-recurring capital gain of (euro)30.5 million from the sale of shares of Vinci held by us (compared to a capital gain of (euro)110.3 million in 2002 from the sale of our participation in Philadelphia Suburban Corporation), while in 2002 we had also recorded financial income from a net foreign exchange gain of
(euro)44.0 million, which arose mainly in connection with the sale of USFilter's Distribution division, and dividends from companies accounted for under the equity method amounting to (euro)16.4 million.

         Our financial income in 2003 was more than offset by financial expenses resulting mainly from:

         o the accrual of non-recurring reserves on financial assets amounting to, net of reserves reversed or released over the same period, (euro)61.1 million, including a (euro)69.8 million reserve accrued in connection with several financial credits held by USFilter (compared to (euro)62.5 million in non-recurring reserves accrued in 2002, of which (euro)32.2 million related to shares of our company that we held as treasury stock and
              (euro)30.3 relating to various financial assets);

         o the amortization of (euro)34.1 million in redemption premium (compared to (euro)33.4 million in 2002), a substantial part of which corresponds to redemption premium on our convertible bonds (OCEANE);

         o commissions paid to financial institutions amounting to(euro)13.0 million (compared to(euro)28.5 million in 2002); and

         o    a net foreign exchange loss of(euro)7.8 million.

Other income (expenses)

((euro)millions)                 For the year ended at December 31,
                        -------------------------------------------------
                                2003              2002             2001
                        --------------   ---------------   --------------
Capital gains and losses        22.0            (31.4)            150.0
Losses, reserves and
impairment of assets           (86.6)            (30.4)          (117.0)
Other                            2.2               2.1              5.9
                        --------------   ---------------   --------------
                              (62.4)            (59.7)             38.9
                        ==============   ===============   ==============

         We record non-recurring income and charges as "other income (expense)." We define non-recurring income and charges as those resulting from extraordinary events that are not likely to reoccur in the ordinary course of our operations, including capital gains and losses recorded in connection with the sale of our subsidiaries and assets. We recorded net other expense of (euro)62.4 million, compared to (euro)59.7 million in 2002.

         Our net other expense in 2003 resulted from:

         o (euro)65 million in capital losses recorded in connection with the sale of several of USFilter's activities (including the impact of fluctuations in exchange rates on the sales proceeds) and reserves accrued in respect of USFilter activities in the process of being sold,

         o a(euro)28.3 million reserve accrued in respect of companies in the United Kingdom to be sold following our strategic decision to withdraw from the U.K. transportation market, and

         o a(euro)21.6 million reserve accrued by FCC in respect of the sale of Grubar Hotels,

which more than offset net capital gains of (euro)53 million from various divestments. Our net capital gains resulted primarily from a (euro)30.8 million gain on the sale of our interest in Wyuna and a (euro)40.8 million gain on the sale by FCC of Compania de Energia Hydroelectrica de Navarra, which were more than offset several insignificant capital losses on other sales in 2003.

In 2002, capital gains and losses include the losses on sales of Bonna Sabla for
(euro)(44) million, of the Distribution Branch of USFilter for (euro)(59) million and of Schwarze Pumpe ("Eaux de Berlin" subsidiary) for (euro)(24) million.

They also include the gains on sales of the minority participations in the subsidiaries of Bristol Water holding and South Staffordshire for (euro)73 million and a capital gain on FCC/Portland merge for (euro)10.7 million. Losses, reserves and impairment of assets include a reserve on a German subsidiary not linked to water distribution activity for (euro)(10) million taking into account the expectations in terms of results.

In 2001, capital gains and losses are related to the sale of Dalkia to EDF for
(euro)121 million and the capital gain on the sale of SAFEI and Midkent for
(euro)34 million.

2003 Bank ratio                         2003                      Reference
"EBITDA" bank definition
   EBIT                              1,750.9                  Income statement
   +   Operational amortization      1,724.5                Note 23 Depreciation
   +   Operational valuation                                   and amortization
          allowance on long
          term assets                      -                        idem
   +   Profit sharing                   49.8               Note 25 Employees and
                                 ---------------              personnel charges
(a) "EBITDA" bank definition         3,525.2
                                 ---------------

"Net interest expenses"
   bank definition

   Interest expenses                   623.7                Note 25 Financial
   Other financial incomes                                  income and expenses
     (expenses)                        (7.9)                        idem
                                 ---------------
(b) Net interest expenses
    bank definition                   615.8
                                 ---------------

Debt
   Financial long term debt         12,586.4                    Balance sheet
   Financial short term debt         3,826.7                    Balance sheet
   Total gross debt                 16,413.1
   Short term financial loans          457.9                    Balance sheet
   Long term financial loans           409.9           Note 8 : Other financial
                                     1,202.6                    asset
   Marketable securities             2,538.4                    Balance sheet
   Cash and cash equivalent          4,608.8                    Balance sheet
   Total financial assets        ---------------
                                    11,804.3
(c) Total net financial debt     ---------------


(d) Interest coverage ratio =
   (a) / (b)                             5,7                   6.9 for 2002 *

(e) Debt payout ratio = (c) / (a)        3,3                    3.5 for 2002

*The economic ratio "Interest coverage ratio", excluding Philadelphia Suburban disposal, amounts to 5.7.

26. INVESTMENTS ACCOUNTED FOR USING THE PROPORTIONATE CONSOLIDATION
      METHOD

Investments accounted for using the proportionate consolidation method represent companies in which the Group and other shareholders have agreed to exercise joint control over significant financial and operating policies.

Summarized financial information for major subsidiaries consolidated under the proportionate consolidation method is as follows (in millions of euros):

                                             At December 31,
                                 --------------------------------------
Balance sheet data                    2003         2002          2001
                                 -----------   ----------   -----------
Non-current assets                 8,813.3      9,185.5       8,081.6
Current assets                     5,004.0      4,655.0       4,693.9
                                 -----------   ----------   -----------
Total assets                      13,817.3     13,840.5      12,775.5
                                 ===========   ==========   ===========
Shareholders equity                5,507.8      5,435.4       5,145.4
Minority interests                    11.4          5.0         163.3
Financial debt                     2,920.1      3,093.2       2,851.9
Reserves and other liabilities     5,378.0      5,306.9       4,614.9
                                 -----------   ----------   -----------
Total liabilities and
   shareholders' equity           13,817.3     13,840.5      12,775.5
                                 ===========   ==========   ===========

                                      2003         2002          2001
                                 -----------   ----------   -----------
Income statement data
Net sales                          5,796.2      5,569.8       4,923.3
Operating income                     514.1        464.3         426.3
Net income                           437.3        204.3         128.3

Cash flow data
Operating cash flow                  927.9        590.9         449.2
Investing cash flow                (494.3)      (849.6)       (677.9)
Financing cash flow                (254.3)        145.0         311.2


27. "loi de Securite financiere": Law 2003-706 of August 1, 2003

Article 133 of the law cancels the provisions of the Commercial law that links the consolidation by a controlling entity to the holding of at least one share.

This modification of the law leads to analyze in substance the control of assets by using SIC-12 interpretation of the IFRS framework. It has been applicable to Veolia Environnement since January 1, 2004. Veolia Environnement has reviewed the existing contracts at the end of 2003. Securitization in France (note 9) and special purposes entities described in note 20 may be consolidated from January 1, 2004 onwards.

28. LISTING OF MAIN COMPANIES INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS IN 2003

In 2003, the Group consolidated or accounted for a total of slightly over 2,397 companies, of which the principal companies are:

Group and Address                             Consolidation       % holding
Veolia Environnement SA                            Full            100.00
36-38, avenue Kleber -
75116 Paris

WATER

Veolia Water                                       Full            100.00
52, rue d'Anjou -
75008 Paris

Generale des Eaux - Sahide
et ses filiales                                    Full            100.00
52, rue d'Anjou -
75008 Paris

Of which in France :
Compagnie des Eaux et de l'Ozone                   Full             99.99
52, rue d'Anjou -
75008 Paris

Compagnie des Eaux de Paris                        Full             99.99
4, rue du General Foy -
75008 Paris

Societe Francaise de Distribution d'Eau            Full             99.60
4, rue du General Foy -
75008 Paris

Compagnie Fermiere de Services Publics             Full             99.11
3, rue Marcel Sembat - Immeuble CAP 44 -
44100 Nantes

Compagnie Mediterraneenne
d'exploitation des Services d'Eau                  Full             99.70
12, boulevard Rene Cassin -
06100 Nice

Societe des Eaux de Melun                          Full             99.22
Zone Industrielle - 198/398, rue Foch -
77000 Vaux Le Penil

Societe des Eaux
de Marseille and its subsidiaries                  Prop             48.83
25, rue Edouard Delanglade - BP 29 -
13254 Marseille

Societe des Eaux du Nord                           Prop             49.54
217, boulevard de la Liberte -
59800 Lille

Societe des Eaux de Versailles
et de Saint-Cloud                                  Prop             50.00
145, rue Yves le Coz -
78000 Versailles

Sade-Compagnie Generale de Travaux
d'Hydraulique and its subsidiaries                 Full             98.59
28, rue de la Baume - 75008 Paris

Veolia Water Systems (previously OTV)              Full            100.00
l'Aquarene - 1, place Montgolfier -
94417 St Maurice Cedex

Sainte-Lizaigne SA                                 Full             99.45
Tour Ariane - 5, place de la Pyramide -
92800 Puteaux La Defense

Prague Water CGE AW                                Full             99.76
52, rue d'Anjou - 75008 Paris

Group and Address                            Consolidation       % holding

Of which outside France :
Veolia Water UK Plc and its subsidiaries          Full            100.00
37-41 Old Queen Street, London SW1H 9JA
(United Kingdom)

US Filter Corporation and its subsidiaries        Full            100.00
40-004 Cook Street - 92211 Palm Desert
(United States)

Berliner Wasser Betriebe                          Prop             24.95
Anstalt des Offentlichen Rechts -
Hohenzollerndamn 45 - 10631 Berlin
(Germany)

Servitec KFT                                      Full            100.00
Lovas UT 131b - 1012 Budapest (Hungary)

Veolia Water Ceska Republica                      Full            100.00
Sokolovska 238 - Prague 9 (Czech Republic))

OEWA Wasser und Abwasser                          Full             94.50
Walter Kohn Strasse 1 - 04358 LeipzFull
(Germany)

Southern Water Investments Limited
Southern House Yeomen Road Worthing -
West Sussex BN13 3 NX (United-Kingdom)            ME              19.90

ENERGY

Dalkia - Saint-Andre                              Full             66.00
37, avenue du Mal de Lattre de Tassigny -
 59350 St Andre les Lille

Dalkia France                                     Full             65.94
37, avenue du Mal de Lattre de Tassigny -
59350 St Andre les Lille

Cogestar - Saint Andre                            Full             65.86
37, avenue du Mal de Lattre de Tassigny -
59350 St Andre les Lille

Cogestar 2 - Saint Andre                          Full             65.81
33, place Ronde Quartier Valmy -
92800 Puteaux

Crystal S.A. - Saint Andre                        Full             65.94
37, avenue du Mal de Lattre de Tassigny -
59350 St Andre les Lille

Citelum                                           Full             65.94
37, rue de Lyon - 75012 Paris

Dalkia Morava AS                                  Prop             49.20
28 Rijna 152 - 70974 Ostrava
(Czech Republic)

Dalkia PLC and its subsidiaries                   Prop             50.02
Elizabeth House - 56-60 London Road -
Staines TW18 4BQ
(United Kingdom)

Clemessy and its subsidiaries                     Full             65.63
18, rue de Thann - 68200 Mulhouse

Siram, SPA and its subsidiaries                   Prop             50.02
Via Bisceglie, 95 - 20152 Milano (Italy)

ZTO                                               Prop             46.74
Pivovarska, 84/1 PSC - Ostrava
(Czech Republic)

Giglio Giovanni Spa                               Prop             50.02
via provinciale n(degree)1 - 29010 Gragnano
Trebbiense PC (Italy)

Group and Address                            Consolidation       % holding

WASTE MANAGEMENT

CGEA ONYX                                         Full            100.00
Parc des Fontaines - 163 / 169, avenue
Georges Clemenceau - 92000 Nanterre

Societe d'Assainissement Rationnel et de
Pompage and its subsidiaries                      Full            99.52
(S.A.R.P.)
162/16 Energy Park IV - 162/166,
boulevard de Verdun - 92413 Courbevoie Cedex

SARP - Industries and its subsidiaries            Full            99.79
427, route du Hazay - Zone Portuaire
Limay-Porcheville-78520 Limay

Onyx Environmental Group Plc                      Full             100.00
Onyx house - 401 Mile end Road - E34 PB -
London (United Kingdom)

Onyx North America Corp.                          Full             100.00
3225 Aviation Avenue - 4th Floor - 33133
Miami (United States)

Onyx Waste Service                                Full             100.00
One Honey Creed Corporate Center -
125 South - 84th Street - Suite 200
WI 53214 Milwaukee (United States)

Collex Waste Management Pty Ltd                   Full             100.00
280 Georges Street - Level 12 - P.O. Box H126
Australia Square - NSW 1215 -
Sydney (Australia)

Marius Pedersen - Danemark                        Full             65.00
rbaekvej 49
5863 Ferritslev (Denmark)

TRANSPORTATION

CGEA CONNEX                                       Full             100.00
Parc des Fontaines - 163 / 169, avenue
Georges Clemenceau - 92000 Nanterre

Connex Transport AB                               Full             100.00
Englundavagen 9 - Box 1820 - 17124
Solna (Sweden)

Connex Transport UK Ltd                           Full             100.00
Waterloo Business Center -
117 Waterloo Road - London SE1 8UL
(United Kingdom)

Connex Verkher GmBh                               Full             100.00
Rodelheimer Bahnweg -
60489 Francfort (Germany)

Connex Group Australia Pty Ltd                    Full             100.00
Level 3, Flinders St Station,
223 Flinders St - Melbourne, Victoria 3000
(Australia)

Connex Nort America (CNA)                         Full             100.00
2100 Huntingdon Avenue - MD
21211 Baltimore (United States)

C.F.T.I. (Compagnie Francaise de
Transport Interurbain)                            Full             99.52
Parc des Fontaines - 163 / 169, avenue
Georges Clemenceau - 92000 Nanterre

C.G.F.T.E. (Compagnie Generale Francaise
de Transports et d'Entreprises)
Parc des Fontaines - 163 / 169, avenue
Georges Clemenceau - 92000 Nanterre               Full             100.00

F.C.C.
F.C.C. and its subsidiaries Prop 25.72
Calle Balmes 36 - 08007 Barcelona (Spain)

Proactiva                                         Full             62.86
216 Paso de la Castellana - 28046
Madrid (Spain)




Full: Full consolidation
Prop: Proportionate consolidation
ME: Equity method

29. SUPPLEMENTAL DISCLOSURES

The following information has been prepared to present supplemental disclosures required under U.S. GAAP and SEC regulations applicable to the Group.

29A.SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING POLICIES GENERALLY
    ACCEPTED IN THE UNITED STATES AND FRANCE

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in France ("French GAAP") which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The principal differences between French GAAP and U.S. GAAP as they relate to the Group are discussed in further detail below.

Use of the Proportionate Consolidation Method

Under French GAAP, it is appropriate to use the proportionate consolidation method for subsidiaries over which the Group and other shareholders have agreed to exercise joint control over significant financial and operating policies. Under the proportionate consolidation method, the Group recognizes the assets, liabilities, equity, revenues and expenses of subsidiaries to the extent of its interest in the Group ownership.

Under U.S. GAAP, when the Group controls a subsidiary based on majority ownership or voting or other rights, the subsidiary is fully consolidated. When the Group does not exercise control over a subsidiary, but has significant influence over the entity, the Group uses the equity method to account for its investment. Summarized financial information for those investments accounted for under the proportionate consolidation method are included in note 26.

This difference in accounting policy has no effect on either net income or shareholders' equity.

Use of the Equity Method

Under French GAAP there are several criteria to be met which result in the presumption that equity accounting should be used. For investments under 20%, equity accounting is followed if the investor is determined to have significant influence due to the relative level of ownership, board of directors representation, and other contractual relationships. Another consideration is the level of ownership by others in the investee. The Group applies the criteria described in Note 2.

Under U.S. GAAP, equity accounting is generally required when an investor's ownership interest is equal to or greater than 20% of the investee's total voting securities. In unusual situations where the ownership interest is less than 20% equity accounting may be appropriate if significant influence exists as the result of other contractual relationships and board representation.

Income taxes

Under French GAAP, the Group does not recognize deferred tax assets on net operating loss carryforwards or on temporary differences when the recovery of the related deferred tax asset is not probable.

Under U.S. GAAP, deferred tax assets are recognized for deductible temporary differences and net operating loss carryforwards and are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

This difference in accounting policy has no effect on either net income or shareholders' equity.

Under French GAAP, deferred taxes should be discounted when the company has a reliable reversal plan for temporary differences.

Under US GAAP, deferred taxes are not discounted.

Goodwill

Under French GAAP, goodwill should be amortized over its estimated useful life, which is generally 20 to 40 years. Moreover, an impairment test should be performed if there is an indication that the recoverable amount may be lower than the carrying amount.

Under US GAAP, goodwill is no longer amortized since January 1, 2002 and an impairment test at reporting unit level should be performed once a year at least.

   Specific transactions: Businesses sold by Vivendi Universal

Upon forming the Group, Vivendi Universal sold certain subsidiaries and affiliates to the Group. According to French GAAP, these transactions were at market value which, in certain cases, has resulted in the generation of additional goodwill. Under U.S. GAAP, transfers of assets among entities under common control, including transfers of operating subsidiaries, are recorded at the predecessor's historical cost basis.

Dilution profit or capital gain

There is a difference between French and U.S. GAAP regarding the amount of dilution profit or capital gain due to the impact of U.S. GAAP adjustments on the carrying value of sold entities. These U.S. GAAP adjustments are posted as goodwill and therefore have been reported on this line item.

Net investment in a foreign entity to be sold

 Under French GAAP, the Cumulative Translation Adjustment (CTA) should not be included in the carrying value of a net investment in a foreign entity to be sold for the impairment test.

Under US GAAP, the CTA should be included in the carrying value of this investment, net of the CTA on the effective foreign currency hedge.

Intangible Assets

   Start-up Costs

   Under French GAAP, certain costs, such as start-up costs, are capitalized and amortized over their useful lives or the duration of the contract, if applicable.

   Under U.S. GAAP, start-up costs are charged to expense in the period they are incurred.

   Other Intangible Assets Acquired in Business Combinations

   Under French GAAP, market shares acquired in a business combination should be accounted for as a separate intangible asset and are not required to be amortized.

   According to SFAS 141, market shares has been reclassified in goodwill as of January 1, 2002. They were previously amortized over their useful lives, up to 40 years.

   Under French GAAP, trademarks acquired in a business combination are not required to be amortized. According to SFAS 142, those intangible assets with a finite useful life are amortized over their useful lives, those intangible assets with an indefinite useful life are not amortized and are subject to an annual impairment test, or more frequently if circumstances dictate. Trademarks were previously amortized over their useful lives, up to 40 years.

Tangible assets

As mentioned in Note 2.2., the Group has changed its depreciation method for some previously recorded assets (from the double-declining-balance method to the straight-line method).

Under French GAAP, this change is accounted for prospectively.

Under US GAAP, this change is accounted for retrospectively.

Public Service Contracts

   Commitments to Maintain and Repair Assets

   Under French GAAP, a few consolidated subsidiaries for specific contracts apply the accrue in advance method to account for repair costs.

   Under U.S. GAAP, the Group applies the expensed as incurred method for maintenance and repair expenditures.

   Payments to Local Authorities

   Under French GAAP, these obligations are not recorded as a liability on the balance sheet. The debt service payments are expensed in a manner that results in the straight-line recognition of the total payments over the contract period. The payments made in early years of the contract period may exceed the straight-line expense amount. This difference is recorded as a prepaid expense and amortized to income over the remaining contract period so as to achieve the straight line expense amount throughout the contract period.

   Under US GAAP, the present value of the total obligation has been recorded as debt on the balance sheet. The interest element of the obligation is amortized to income so as to achieve a constant rate of interest on the outstanding liability.

Reserves

Under French GAAP, certain reserves and allowances may be provided when it is possible that those costs will be incurred.

Under U.S. GAAP, contingent losses are accrued only if it is probable that a liability had been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

Under French GAAP, reserves related to fixed assets, inventories and investments in unconsolidated subsidiaries may be accounted as liabilities. Under U.S. GAAP, these reserves are recognized as a reduction of the carrying value of the related assets.

    Restructuring reserves

    Under French GAAP, restructuring costs should be accrued at the date of a company's commitment to an exit plan, generally when the company has a constructive obligation. For operating lease relative to unused assets, the reserve should be reduced of rental to be received if the asset will be sub-leased.

    In addition, for certain reserves, such as restructuring charges, additional criteria must be met. If these criteria are not met, the provision for these reserves and allowance may not be recognized.

    Reconciling adjustments were made to certain restructuring reserves because the probability criteria under SFAS 5 had not been met or the criteria for severance ratification and employee identification under EITF 94-3 had not been completed at the time the reserves were established under French GAAP. Reconciling adjustments were also made to reverse reserves recorded under French GAAP for estimates of future possible repair and maintenance costs. The conditions under which the reserves were recorded did not meet the liability criteria under SFAS 5.

Securitization and discounting of receivables

The Group has entered into various securitizations agreements, various discounting of receivables and sales of future receivables as described in Note 9 and Note 14.

The securitization agreement signed in June 2002 with a SPE (Special Purpose Entity) described in Note 9 does not comply with all the requirements of SFAS 140 which notably states that the Originator and its affiliates cannot be entitled and obligated to repurchase or redeem the receivables, or have the ability to unilaterally cause the return of specific receivables, other than through exercise of a clean-up call. The call option held by the Group allows the repurchase of the receivables irrespective of any default payments. Consequently, the securitization is restated under U.S. GAAP.

Under French GAAP, future receivables sale (see Note 14) are accounted as deferred income and the discounting of receivables are accounted for as a sale. Under U.S. GAAP, the deferred income is reclassified as long-term financial debt whereas the discounting of receivables does not qualify as a true sale in compliance with the provisions of SFAS 140.

Financial Instruments

   Investment Securities

   Under French GAAP, investments in debt and non-consolidated equity securities are recorded at acquisition cost and an allowance is provided if management deems that there has been an other-than-temporary decline in fair value. Unrealized gains and temporary unrealized losses are not recognized.

   Under U.S. GAAP, investments in debt and equity securities are classified into three categories and accounted for as follows:

   Debt securities that the Group has the intention and the ability to hold to maturity, are carried at cost and classified as "held-to-maturity".

   Debt and equity securities that are acquired and held principally for the purpose of sale in the near term are classified as "trading securities" and are reported at fair value, with unrealized gains and losses included in earnings. All other investment securities not otherwise classified as either "held-to-maturity" or "trading" are classified as "available-for-sale" securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in shareholders' equity.

   Under U.S. GAAP, Vivendi Universal shares owned by the Group are accounted for as "available-for-sale securities".

   Convertible bonds

   Under French GAAP, the accrual of redemption premium is optional. Under U.S. GAAP, the redemption premium is accrued as financial interest expense. The Group's convertible bonds include a beneficial conversion feature associated with the contingent conversion of the bonds into the Group's shares or Vivendi Universal's shares. The conversion was contingent upon the Group effecting an initial public offering of its shares, which it did in July, 2000. In accordance with French GAAP, the Group has not recorded financial interest expense in connection with the beneficial conversion feature. Under U.S. GAAP, a financial interest expense related to the feature computed upon the full amount of bonds eligible was recorded as of the date of the initial public offering.

   Treasury Shares

   Under French GAAP, shares of the Group's own stock owned by the Group and its subsidiaries are recorded as financial assets in statutory accounts and as a reduction of consolidated shareholder's equity, or as marketable securities in the consolidated financial statements if those shares are acquired to stabilize the market price or in connection with stock options granted to directors and employees.

   Under U.S. GAAP, treasury shares are recorded as a reduction of shareholders' equity. Profit and loss on the disposal of treasury shares is recognized as an adjustment to shareholders' equity.

   Derivative Financial Instruments

   According to French GAAP, the effects of financial instruments which qualify as hedging instruments are included in net income along with the corresponding hedged item. For those financial instruments which do not qualify as hedging instruments, a provision is recorded when their market value is negative.

   On January 1, 2001, Veolia Environnement adopted SFAS 133 "Accounting for derivative instruments and hedging activities". According to SFAS 133, derivative financial instruments (including those embedded in other contracts) should be recorded on the balance sheet at their fair value. Changes to fair value are recorded depending on whether the derivative instrument is classified as a fair value hedge, a net investment in a foreign currency hedge or a cash-flow hedge, or is regarded as not being a hedging instrument under SFAS 133.

   The variations of fair value hedges are recorded in financial income (expenses). The effect on income is matched by the reevaluation of the hedged asset, debt or firm commitment which is also recorded in financial income (expenses).

   The variations of net investment in a foreign currency hedges are recorded under cumulative translation adjustment.

   The variations of cash-flow hedges are recorded under other comprehensive income. They are recorded in income depending on the realization of the underlying cash-flow.

   The qualification of the hedge, results from the initial intention of the financial instrument as a means of hedging an asset, debt, firm commitment or future cash-flow. The effectiveness of the hedging instrument should be periodically tested to show the correlation between the changes in the hedging instrument and the hedged item. The ineffective part of the hedging instrument is systematically recorded to financial income (expenses).

   The derivative instruments used by Veolia Environnement as part of its risk management, but which do not constitute hedging instruments under SFAS 133 are recorded at their fair value, with changes to their value included in net income of the exercise.

   Due to its financial operations, Veolia Environnement is exposed to market risks (essentially due to changes in interest rate or exchange rates). Management uses these financial instruments to limit these financial risks. Nevertheless, some of the financial instruments used do not satisfy the criteria defined by SFAS 133 to qualify as hedging instruments. Consequently, the volatility of the market value of these derivative instruments is reflected in financial income (expenses).

Stock Based Compensation

Vivendi Universal has adopted stock option incentive plans that grant options on its common shares to certain directors and officers, including those of the Group. Vivendi Universal also maintains employee stock purchase plans that allow substantially all full-time employees of the Group and its subsidiaries to purchase shares of Vivendi Universal.

According to the agreement signed on December 20, 2002 between Vivendi Universal and Veolia Environnement, Vivendi Universal assumes the responsibility for these plans until their maturity.

In addition, Veolia Environnement has implemented a stock option plan attributed to a limited number of employees.

Under French GAAP, common shares issued upon the exercise of options granted to employees and directors are recorded as an increase to share capital at the cumulative exercise price. In cases where Veolia Environnement shares are sold to employees through qualified employee stock purchase plans, they are reclassified from marketable securities to share capital and the difference between the carrying value of the treasury shares and the cumulative exercise price by the stock purchase plan is recognized as a gain or loss in the period that the shares are sold. In accordance with French GAAP, the Group has not recorded compensation expense on stock-based plans with a discounted exercise price of up to 20% off the fair value of the common shares at the date of grant.

Under U.S. GAAP, APB opinion No. 25 defines plans that grant or sale of common shares to employees as compensatory if such plans are not open to substantially all employees and do not require the employee to make a reasonable investment in the shares, usually defined as no less than 85% of the market value at the grant date. If a plan is deemed to be compensatory, APB Opinion No. 25 requires that the compensation arising from such plans be measured based on the intrinsic value of the shares granted or sold to employees. For fixed plans remuneration is the difference between the exercise price of the stock option and the market value of the corresponding shares. For compensatory stock option plans, remuneration is recognized in the period for which the relative service is performed.

Pension Plans

Since January 1997, the Group has adopted an accounting policy to record pension obligations, covering all eligible employees, using the projected unit credit method. The transition obligation as of the date of adoption is amortized over the average residual life of the employees.

Under U.S. GAAP, the projected unit credit method is required to be applied as of January 1, 1989. The transition obligation or fund excess determined as of January 1, 1989 is amortized over the average residual active life of the population that was covered under the plan at that date.

Under French GAAP, postretirement benefits other than pensions are recorded as expense when amounts are paid.

Under U.S. GAAP, the Group must recognize an obligation for amounts to be paid under postretirement plans, other than pensions. A postretirement transition obligation may be determined as of January 1, 1995 and amortized over the estimated average life of retirees covered by the plan. Current period charges are based on estimated future payments to expected retirees.

29B NEW ACCOUNTING STANDARDS IN THE UNITED STATES EFFECTIVE IN 2003

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143 "Accounting for Asset Retirement Obligations" which becomes effective in January 2003. This statement addresses accounting and reporting for obligations and costs, which will occur when the long-term assets are retired. Among other things, the statement requires that the present value of the liability associated with future asset retirements be recorded on the balance sheet when an obligation has been incurred and when it can be reasonably measured. The amortization of the capitalized costs and increase in the present value of the obligation which result from the passage of time, are charged to earnings.

Under French GAAP, assets retirement obligations are measured at current cost, without effect of inflation and discounting. Under US GAAP, these obligations are measured at the present value, including the effect of inflation and discounting. The first application of this standard has a positive effect of
(euro)36.3 million on 2003 net income.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), and changes the timing of recognition for certain exit costs associated with restructuring activities. Under SFAS 146 certain exit costs would be recognized over the period in which the restructuring activities occur. Currently, exit costs are recognized when the Company commits to a restructuring plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated since December 31, 2002, though early adoption is allowed. The Company has adopted SFAS 146 for exit or disposal activities since January 1, 2003. The adoption of this standard do not have a material impact for the Group.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of this interpretation do not have a material impact for the Group.

In 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46) and its amendment FIN 46R. This Interpretation as amended clarifies existing accounting principles related to the preparation of consolidated financial statements when the equity investors in an entity do not have characteristics of a controlling financial interest or when the equity at risk is not sufficient for the entity to finance its activities without additional subordinated financial support. Fin 46R requires a company to evaluate all existing arrangements to identify situations where a company has a "variable interest" in a "variable interest entity" and further determine when such interests require a company to consolidate the variable interest entities' financial statements with its own. The Group must adopt this statement in 2004 and consolidate any variable interest entities for which it will absorb a majority of the entities' expected losses or receive a majority of the expected residual gains. Management does not believe it has any variable interests, which will require consolidation or disclosure.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement requires that an issuer classifies a financial instrument that is within its scope as a liability (or asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective on January 1, 2004 for the Company. The Group do not entered into or modified financial instruments within the scope of this standard after May 31, 2003. We believe that the adoption of SFAS 150 on January 1, 2004 will not have any material effect on classification of financial instruments entered into before May 31, 2003.

In May 2003, the EITF reached a consensus on issue N(degree) 03-04 "Determining the Classification and Benefit Attribution Method for a `Cash Balance' Pension Plan". The consensus requires certain cash balance pension plans to be accounted for as defined benefit plans. For cash balance plans described in the consensus, EITF 03-04 requires the use of the traditional unit credit method for purposes of measuring the benefit obligation and annual cost of benefits earned, as opposed to the projected unit credit method. EITF 03-04 is applicable as of the plan's next measurement date after May 28, 2003 if the cash balance pension plan had been accounting for as a defined benefit plan, and as of January 1, 2004 if it had been accounting for as a defined contribution plan. This consensus has no material effect on 2003 financial statements. The Group is currently assessing the impact as of January 1, 2004.

29C NEW ACCOUNTING STANDARDS IN THE UNITED STATES EFFECTIVE IN 2004

In November 2002, the EITF reached a consensus on issue No. 00-21 Accounting for Revenue Arrangements with Multiple Deliverables ("EITF 00-21") on a model to be used to determine when a revenue arrangement involving the delivery or performance of multiple products, services and/or rights to use assets should be divided into separate units of accounting. Additionally, EITF 00-21 addresses if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. EITF 00-21 will be applicable to agreements entered into on or after January 1, 2004. In addition, companies are permitted to apply EITF 00-21 to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, Accounting Changes. The Group is currently assessing the impact on its financial statements.

In May 2003, the EITF reached a consensus on issue N(degree) 01-08 "Determining Whether an Arrangement Contains a Lease", relating to new requirements on identifying leases contained in contracts or other arrangements that sell or purchase products or services. The evaluation of whether an arrangement contains a lease within the scope of SFAS n(degree) 13 "Accounting for Leases" should be based on the evaluation of whether an arrangement conveys the right to use property, plant and equipment. This consensus is effective prospectively for contracts entered into or significantly modified after January 1, 2004. The Group is currently assessing the impact on its financial statements.

29D.RECONCILIATION OF SHAREHOLDERS' EQUITY AND NET INCOME TO U.S. GAAP

The following is a summary reconciliation of shareholders' equity as reported in the consolidated balance sheet to shareholders' equity as adjusted for the approximate effects of the application of U.S. GAAP for the period ended December 31, 2003 and 2002, and net income as reported in the consolidated statement of income to net income as adjusted for the approximate effects of the application of U.S. GAAP for the period ended December 31, 2003 and 2002 (in millions of euros).

                                                     At December 31,
                                             ---------------------------------
                                                     2003              2002
                                             --------------   ---------------
Shareholders' equity as reported in
  the consolidated balance sheets                3,574.8           6,329.6
  Adjustments to conform to U.S. GAAP:
   Goodwill (Gross)                               (878.1)           (852.2)
   Goodwill accumulated amortization                 12.7            (61.5)
   Dilution profit or capital gain/loss              56.0              39.1
   Intangible assets (Gross)                      (319.0)           (343.2)
   Intangible assets depreciation                  (98.6)           (119.8)
   Tangible assets accumulated amortization          26.0                 -
   Commitments to maintain and repair assets        195.8             200.2
   Payments to local authorities                  (176.3)           (171.2)
   Reserves                                          84.4              44.4
   Treasury shares                                 (90.1)            (92.1)
   Other financial instruments                     (80.9)           (243.9)
   Stock based compensation                           1.0            (14.9)
   Pension plans                                   (31.7)             (9.9)
   Leases (property, plant & equipment)             (2.9)             (3.0)
   Use of equity method                                 -                 -
   Others                                          (33.1)            (25.4)
   Tax effect of above adjustments                  138.1             247.0
                                             --------------   ---------------
U.S. GAAP Shareholders' Equity                    2,378.1           4,923.2
                                             ==============   ===============

                                                   For the year ended at
                                                       December 31,
                                              ---------------------------------
                                                      2003              2002
                                              --------------   ---------------
Net income as reported in the consolidated
  statements of income                            (2,054.7)            339.2
  Adjustments to conform to U.S. GAAP:
   Goodwill (Gross)                                      -              67.7
   Goodwill accumulated amortization                  90.9         (2,415.2)
   Dilution profit or capital gain/loss               16.9              33.4
   Intangible assets (Gross)                         (1.0)            (10.5)
   Intangible assets accumulated amortization        (8.2)            (27.4)
   Tangible assets accumulated amortization           26.7                 -
   Commitments to maintain and repair assets         (0.8)             (9.9)
   Payments to local authorities                     (4.3)             (1.6)
   Reserves                                           47.1            (48,2)
   Treasury shares                                     2.0              33.6
   Other financial instruments                       175.1             (8.8)
   Stock based compensation                            0.9               3.6
   Pension plans                                     (1.1)               2.1
   Leases (property, plant & equipment)              (0.1)             (1.8)
   Use of equity method                                  -                 -
   Others                                            (9.9)             (3.4)
   Tax effect of above adjustments                 (106.4)              58.4
                                              --------------
                                              --------------   ---------------
U.S. GAAP Net Income                             (1,826.9)         (1,988.8)
                                              ==============   ===============

29E. PENSION PLAN AND OTHER POST RETIREMENT BENEFITS OTHER THAN PENSION PLANS

Disclosures, presented in accordance with SFAS 132, are as follows (in millions of euros):

                                                      Pension Benefits            Other Benefits
                                                  -------------------------- --------------------------
                                                       2003          2002         2003          2002
                                                  -----------  ------------  -----------  ------------
Change in benefit obligation
Benefit obligation at beginning of year               973.1         927.9            -             -

Service cost                                           24.8          42.2            -             -

Interest cost                                          31.3          54.8            -             -

Plan participants contributions                         3.3           8.2            -             -

Business combinations                                   0.9          36.4            -             -

Disposals                                           (281.7)         (5.4)            -             -

Curtailments                                          (0.8)        (16.9)            -             -

Actuarial loss (gain)                                  28.9        (40.0)            -             -

Benefits paid                                        (28.4)        (33.6)            -             -

Special termination benefits                              -             -            -             -

Others (foreign currency translation)                (36.4)         (0.5)            -             -

Benefit obligation at end of year                     715.0         973.1            -             -

Change in plan assets

Fair value of plan assets at beginning of year        766.0         902.7            -             -

Actual return on plan assets                           50.3       (117.4)            -             -

Group contributions                                    11.8          16.1            -             -

Plan participant contributions                          3.3           8.2            -             -

Acquisitions                                            0.1           0.3            -             -

Disposals                                           (279.1)         (3.8)            -             -

Curtailments                                              -         (7.5)            -             -

Benefits paid                                        (22.8)        (29.0)            -             -

Others (foreign currency translation)                (46.3)         (3.6)            -             -

Fair value of plan assets at end of year              483.3         766.0            -             -

Funded status of plan                               (231.7)       (207.2)            -             -

Unrecognized actuarial loss                           161.0         264.3            -             -

Unrecognized actuarial prior service costs             11.5        (71.2)            -             -

Unrecognized actuarial transition obligation          (5.7)         (9.2)            -             -

Others                                                  0.7         (7.7)            -             -

Accrued benefit cost                                 (64.2)        (31.0)            -             -


Amounts recognized in the balance sheets consist of (in millions of euros):

                                                       Pension Benefits             Other Benefits
                                                   --------------------------  ---------------------------
                                                         2003          2002         2003          2002
                                                   ------------  ------------  -----------  ------------
Accrued benefit liability (including MLA)             (208.5)       (188.2)            -             -

Prepaid benefit cost                                    122.9         138.5            -             -

Net amount accrued for under U.S. GAAP                 (85.7)        (49.7)            -             -

Intangible assets (MLA)(a)                               21.5          18.7            -             -

Net amount recognized under U.S. GAAP                  (64.2)        (31.0)            -             -

(a) Adjustment for U.S. GAAP purpose: the benefit liability accrued under U.S. GAAP has to be the minimum between the accumulated benefit obligation net of fair value of plan assets and the net amount recognized under U.S. GAAP.

Net accruals in the accompanying consolidated balance sheet can be compared with balances determined under U.S. GAAP as follows (in millions of euros):

                                                          Pension Benefits             Other Benefits
                                                      --------------------------  --------------------------
                                                            2003          2002         2003          2002
                                                      ------------  ------------ ------------  ------------

Net amount accrued for under U.S. GAAP                    (85.7)        (49.7)            -             -

Excess  funding of plans  recognized  in income  only
when paid back to the Group                                    -             -            -             -

Changes in scope                                          (62.1)        (64.5)            -             -

Impacts of  transition  obligation,  of prior service
cost and of actuarial gains recognized with a                  -             -            -             -

different timing under local regulations
Minimum liability adjustments (MLA)                         21.5          18.8            -             -

Net  amount  accrued  for  under  French  GAAP in the
accompanying consolidated balance sheet                  (126.3)        (95.4)            -             -

Accrued                                                  (248.8)       (233.7)            -             -

Prepaid                                                    122.5          81.9            -             -

Net periodic cost under U.S. GAAP was as follows (in millions of euros):

                                                          Pension Benefits             Other Benefits
                                                      --------------------------  --------------------------
                                                            2003          2002         2003          2002
                                                      ------------  ------------ ------------  ------------

Service cost                                                24.8          42.2            -             -

Expected interest cost                                      31.3          54.8            -             -

Expected return on plan assets                            (20.4)        (69.7)            -             -

Amortization of unrecognized prior service cost            (1.6)         (8.5)            -             -

Amortization of actuarial net loss (gain)                    6.1          22.2            -             -

Amortization of net transition obligation                  (7.8)         (3.1)            -             -

Curtailments/Settlements                                   (0.8)        (11.5)            -             -

Others                                                       0,4        (10.0)            -             -

Net periodic benefit cost under U.S. GAAP                   31.9          16.4            -             -

The retained assumptions are as follows:

                                                          Pension Benefits             Other Benefits
                                                      --------------------------  --------------------------
                                                            2003          2002         2003          2002
                                                      ------------  ------------ ------------  ------------

Discount rate                                               5.4%          5.9%            -             -

Expected return on plan assets                              6.8%          7.4%            -             -

Expected residual active life (in years)                    15.8          13.3            -             -


As regards health insurance plans, an increase of one percent in health expenses would not have any significant impact.

                                                                       Exhibit A


      Report of the Chairman of the Board of Directors to the Shareholders' Meeting of May 12, 2004 on the conditions of preparation and organization of the Board's work and on internal audit procedures (year ending
                               December 31, 2003)


Article L.225-37 of the commercial code (Code de commerce), as modified by the Financial Security Law (Loi de Securite Financiere) of August 1, 2003, provides that "the Chairman of the Board of Directors shall report, in a report joined to the management report ... on the conditions of preparation and organization of the Board's work as well as on the internal audit procedures put in place by the company." ... "The report shall also specify the limits which the Board of Directors places on the powers of the chief executive officer."

FIRST PART - CONDITIONS OF PREPARATION AND ORGANIZATION OF THE BOARD'S WORK
             LIMITS PLACED ON THE POWERS OF THE CEO BY THE BOARD

I. Preparation and organization of the work of the Board of Directors

On April 30, 2003, the Board of Directors adopted internal rules aimed at defining the methods of its organization and practices, meant to complement legal provisions and the company's articles of association.

A - Reminder of the specific rules for the organization and practices of the Board and their application

Composition of the Board of Directors - Our articles of association provide that the Board of Directors shall be composed of at least three and at most eighteen members, except in case of derogation due to legal provisions. At present, the Board is composed of 14 members.

Calling of Board meetings - Invitations to attend Board meetings are generally sent out fifteen days in advance.

Persons Who May Call Board meetings - In the past year, Board meetings were called by the Chairman and Chief Executive Officer (CEO). The Board does not meet at the request of another board member unless it has not met for more than two months, as provided in our articles of association.

Representation of Board members - Board members may be represented at Board meetings by another Board member, each Board member being entitled to only one proxy per meeting.

Chairing of Board meetings - Board meetings are chaired by the Chairman or, in his absence, by a Board member chosen by the Board at the beginning of the meeting. The Chairman and CEO chaired all meetings of the Board of Directors held in 2003.

Videoconference - Our articles of association provide that Board members may participate in meetings by videoconference. This provision was not exercised in 2003. As provided in our articles of association and the internal rules of the Board, Board members participating in this way are considered present for calculations of quorum and majority, except in the following cases: election of a chairman and vice-chairman, determination of their pay as well as their dismissal; dismissal of the chief executive officer; nomination, dismissal and determination of the pay of executive officers, establishment of statutory financial statements and related management report and establishment of the consolidated financial statements and related group management report.


B - Information provided to Board members

Information provided to Board members - The Chairman provides to Board members, in sufficient time, information allowing them to fully carry out their responsibilities. For meetings of the Board of Directors, documents are provided to Board members several days in advance. In addition, the Chairman is in constant communication with Board members regarding significant information concerning the company. Each Board member receives and can have communicated to him all information necessary for the carrying out of his responsibilities.

Speakers to the Board and Guests - With a view to carrying out their responsibilities, Board members may meet with the principal managers of the company and group, provided that the Chairman has been informed in advance. In addition, at the request of the Chairman or of a Board member, an operational manager may be invited to Board meetings specifically dedicated to the prospects and strategies of his business sector. In the course of the year, the heads of the Water, Energy Services and Transportation Divisions were each invited to participate in one or more Board meetings to shed useful light on specific points relating to the business of their Division or group strategy.

C - Delegation regarding sureties and guarantees

In application of Articles L. 225-35 and 89 of the Decree of March 23, 1967, the Board of Directors on April 30, 2003 gave the Chairman and CEO (with the ability to delegate) power to issue sureties and guarantees in the company's name up to an amount of (euro)300 million per liability and a total of (euro)2 billion for all liabilities issued under this authorization. This authorization, given for a period of 12 months, expires on April 29, 2004.

D - Participation in meetings of the Board of Directors

A representative of the works committee attends meetings of the Board of Directors in a consultative capacity. The Senior Executive Vice President (Directeur General Executif) of the company also attends all Board meetings.

E - Periodic evaluation of the operation of the Board and the independence of its members

Evaluation of the operation of the Board - Once a year, the Board conducts a self-evaluation in order to assess the methods of its operation with a view to improving efficiency, verifying that important questions are suitably prepared and debated by the Board and measuring the effective contribution of each member to the Board's work and his participation in debates.

The evaluation of the Board for the year 2003 was conducted in the first quarter of 2004 under the purview of the Nominations and Compensation Committee. The chairman of the Committee conducted the evaluation by distributing a detailed questionnaire, which was completed in individual interviews, the responses to which were analyzed and then presented by the Committee at the Board meeting of April 5, 2004.

The result of this first evaluation was a judgment that, on the whole, the Board functions satisfactorily. A certain number of improvements were however suggested, in particular developing communication and exchanges with the group's operational businesses, increasing the frequency with which information relating to liquidity and off-balance sheet commitments is communicated, and presenting group strategy regarding human resources. These improvements will be pursued and further developed in the course of 2004.

In addition, the internal rules of the Board provide that a formal evaluation be conducted every three years, possibly under the management of an independent director, and if necessary with the assistance of an external consultant, in order to verify that the principles of the Board's operation are being respected and to allow for the identification of possible improvements in the operation and efficiency of the Board.

Evaluation of the independence of Board members - The Board conducts an evaluation of the independence of its members every year. On a case by case basis, it examines the qualifications of each member according to the criteria set out by the internal rules of the Board, the particular circumstances of the member concerned and of the company and the group, and the opinion of the Nominations and Compensation Committee. This evaluation was carried out by the Board of Directors at its meeting of April 5, 2004, after an opinion was given by the Nominations and Compensation Committee, at which time it decided to declare 10 of its members independent.

F - Frequency of Board meetings, duration and average attendance of Board members

Under the terms of the Board's internal rules, the Board of Directors meets at least four times per year. The Supervisory Board (Conseil de Surveillance) and the Board of Directors met 8 times in 2003 (including the 3 meetings of the Supervisory Board held before April 30, 2003).

Board meetings are part of an annual timetable submitted to the attention of Board members. This timetable allows for an average of one meeting every 2 months. It is adjusted if necessary to accommodate extra meetings, whenever consultation of the Board is deemed necessary. Two extra meetings were arranged in 2003.

The average length of a Board meeting is approximately 2 hours, which allows an examination and detailed discussion of questions on the agenda.

The average attendance of members of the Supervisory Board and Board of Directors in 2003 was approximately 75%.

G - Division of business of the Supervisory Board and the Board of Directors in 2003

In 2003, the business of the Supervisory Board and the Board of Directors was divided between company management (30%), financial statements (26%), group strategy and businesses (25%), financial and legal authorizations (16%) and miscellaneous business (3%).


II. Committees created by the Board

The Board created internal committees aimed at improving the operation of the Board and efficiently working towards the preparation of its decisions. The composition and powers of these committees are specified by individual internal rules for each committee, determined by the committee concerned and approved by the Board.

A - The Accounts, Audit and Commitments Committee

This Committee has 3 members, all of whom are independent. Its members are appointed by the Board of Directors, on the recommendation of the Nominations and Compensation Committee, and chosen as a function of their financial or accounting abilities. The chairman of the Committee is named by the Board.

The Committee chairman provides to Board members, in sufficient time, information allowing them to fully carry out their responsibilities.

With regard to accounting matters, the principal functions of the Accounts, Audit and Commitments Committee are as follows: (i) to examine, with the auditors (commissaires aux comptes), the appropriateness and permanence of the accounting methods adopted to prepare the consolidated or statutory financial statements, as well as the adequate treatment of significant transactions at a group level; (ii) to be informed of the perimeter of consolidated companies and to receive, if necessary, the auditors' explanations; (iii) to give an opinion on the statutory and consolidated financial statements prepared by the general management, both half-year and annual, before their presentation to the Board and to examine significant commitments1; (iv) if necessary, to hear the opinion of the auditors, members of general management and the finance department, particularly on off-balance sheet commitments, amortizations, provisions, treatment of overvalued assets and principles of consolidation. These meetings may be held, if the Committee so wishes, outside the presence of the company's general management.

With regard to the internal audit and risk management, the Committee receives from the company a periodic summary of internal audit reports and, if requested, every internal audit report. Once a year, it examines the group's internal audit plan. It hears, as necessary, from the internal audit manager and gives its opinion on the organization of his department.

Finally, with regard to the auditors, the Accounts, Audit and Commitments Committee is responsible for examining the auditors' work plan once per year. It may hear from the auditors and managers in charge of finance, accounting and liquidity, possibly outside the presence of the company's general management. The Committee supervises the auditor selection procedure, formulates an opinion on the amount of the fees charged for their legal control function and submits to the Board the results of this selection. The Committee must give its approval prior to the carrying out by the auditors of any work which is strictly secondary or complementary to the audit of financial statements, such as acquisition audits, but not their appraisal work. Finally, it is informed of the fees paid by the company and the group to the firm and network of auditors and assures that their amount or the proportion which they represent in the revenues of the firm and network are not such as would pose a threat to the independence of the auditors.

In 2003, the work of the Accounts, Audit and Commitments Committee was organized through an annual program. As regards its functions, in addition to the periodic examination of half-year and annual financial statements, the Committee in the past year carried out important work on the accounting principles used in the group, off-balance sheet commitments, liquidity and the financing capacity of the company. The Committee also conducted an examination and follow-up of the internal audit program, the putting in place of internal control procedures in the Veolia Environnement group, the functions, areas of control and fees of auditors, as well as a review of questions linked to changes in accounting standards and information systems.


--------------
1 A "significant" transaction or commitment is any transaction or commitment with a budget exceeding (euro)300 million (per transaction or commitment).

In order to achieve its objectives, the Committee may hear from the auditors, members of the company's general management and finance department and the internal audit manager. The Committee may also hear from any third party whose opinion is useful to its operation and may call upon external experts. In 2003, the Committee heard and/or met on several occasions with the Senior Executive Vice President (Directeur General Executif), the Control and Synergies Manager (Directeur Controle et Synergies), the Control-Budget-Plan Manager (Directeur Controle - Budget - Plan), the Group Internal Audit Manager and the auditors. The Committee did not however call upon external consultants.

The Committee meets at least five times per year to examine the periodic and annual financial statements before they are submitted to the Board. It met 5 times in 2003.

The average attendance of members was approximately 73%.

B - The Nominations and Compensation Committee

This Committee has 3 members, 1 of whom is independent. Its members are appointed by the Board of Directors on the recommendation of the then-current Nominations and Compensation Committee. The chairman of the Committee is appointed by the Board.

As regards compensation, the Committee's function is to study and make proposals on the compensation of officers and directors, in particular the rules for determining the variable part of said compensation in a way that is consistent with the annual performance evaluation of the directors and officers and the medium-term company and group strategy. The Committee also monitors the application of these rules. The Committee makes proposals on benefits in kind, stock option plans and pensions.

The Committee makes a proposal to the Board on the total amount of attendance fees for Board members (which is then proposed to the general meeting) as well as the rules for the allocation of said fees. It advises the Board on the stock option policy drawn up by the group's general management and makes proposals regarding the award of options. The Committee is also informed of the remuneration policy regarding non-director/officer managers of the company and other companies in the group.

The Committee may consult a company specializing in the remuneration of directors to carry out its function.

As regards nominations, the Committee is responsible for preparing the future composition of the company's managing bodies. In particular, it is responsible for the selection and planning of the succession of directors and officers. It also recommends candidates for membership or chairmanship of each of the Committees of the Board of Directors, with the exception of its own chairman, taking into consideration the functions of each Committee. It provides an explanation of candidate selection to the Board.

Each year, the Committee examines, on a case-by-case basis, the position of each Board member with regard to the independence criteria contained in the Board's internal rules, and submits proposals to the Board with a view to its examination of each member's independence; it also provides the Board with its opinion on the performance of the Chairman and members of the Board of Directors. The Committee gave its proposals on these matters to the Board at the Board meeting of April 5, 2004.

The Nominations and Compensation Committee meets at least twice a year. In 2003, the Nominations and Compensation Committee met twice: once before April 30, 2003 and once after April 30, 2003. The business of the Nominations and Compensation Committee mainly concerned the selection of Board members (appointed by the general shareholders' meeting of April 30, 2003), the selection of members of Committees (appointed by the Board at its meeting of April 30, 2003), a review of the list of beneficiaries of stock options under the 2003 plan, and the making of proposals regarding attendance fees and remuneration for principal managers.

To achieve its objectives, the Committee may hear from executives of the company and the group. In 2003, the Committee heard and/or met on several occasions with the Senior Executive Vice President (Directeur General Executif), the General Director in charge of Human Resources (Directeur General adjoint en charge des ressources humaines) and the General Counsel (Directeur juridique) regarding functions delegated to the Committee. The Committee also sought the advice of an external consultant to help in its evaluation of the operation of the Board.

The average attendance of members was approximately 67%.

III. Management of the company and limits on the powers of the Chief Executive Officer

The company's Board of Directors has decided to combine the offices of Chairman of the Board of Directors and Chief Executive Officer.

Under the internal rules of the Board of Directors and the debate at the Board meeting of April 30, 2003 which named the Chief Executive Officer and defined his powers, the following decisions of the Chief Executive Officer are subject to the prior approval of the Board of Directors:

o    Decisions on group strategy;

o Transactions in line with group strategy in excess of (euro)300 million per transaction where these transactions appear in the budget, and in excess of
     (euro)150 million where they do not, with the exception of financing transactions;

o Transactions not in line with group strategy in excess of (euro)100 million per transaction, with the exception of financing transactions;

o Financing transactions, whatever their terms, representing an amount in excess of (euro)1.5 billion per transaction;

o Transactions involving company shares in a total amount in excess of 1% of the company's total outstanding shares.

In accordance with these provisions, the chief executive officer has submitted for the Board's prior approval all transactions concerning refinancing, investment, disposals and significant restructurings of the group.


SECOND PART - INTERNAL CONTROL PROCEDURES PUT IN PLACE BY THE COMPANY



I. Objectives of internal control

The company's internal control procedures aim to:

o Verify that management actions conform with applicable laws and regulations, corporate departments and the values, standards and internal rules of the company, as well as with the strategy and objectives decided on by management;

o Assure that the accounting, financial and management information communicated to the company's corporate departments give a true and fair reflection of the business and position of the company.

One of the objectives of the internal control system is to prevent and manage risks resulting from the company's business and risks of error or fraud, in particular in the areas of accounting and finance. As with every control system, it cannot absolutely guarantee the total elimination of such risks.

II. Control environment

The Veolia Environnement group is organized in four Divisions: Veolia Water, Dalkia, Connex and Onyx. In addition, the group holds an indirect interest in the company Fomento de Construcciones y Contratas ("FCC") which is listed in Madrid.

Each Division is managed by a Head of Division, who is a member of the executive committee of Veolia Environment, which contributes to the definition and monitoring of the application of group strategy. Group business mainly consists of managing long-term contracts in the water, energy, transport and waste sectors. To facilitate the management of these contracts and to better enable the specific needs of each client to be taken into account, subsidiaries are often created or maintained for the management of significant contracts. As a result, each Division includes several subsidiaries which are themselves under the management of a director or officer.

In this context, the internal controls put in place by Veolia Environnement aim to make directors and officers more aware of their responsibilities, in particular regarding risk management, to put in place reporting procedures, in particular financial and legal reporting, and to apply management rules to the entire group.

A charter titled "Ethics, Belief and Responsibility" has been adopted. It defines six fundamental values for the entire group: the strict adherence to laws, loyalty, social responsibility, risk management, informing shareholders, and agreements promoting sustainable development. This charter includes a number of annexes which aim to prevent the main risks with which the group may be confronted, notably a code of conduct which strictly defines the conditions in which directors and employees of the group are permitted to undertake transactions involving company shares. The procedures and structures are defined consistently with the values set out in the charter, notably:

o A patronage and sponsorship committee examines propositions and formulates an opinion. It validates and communicates the conventions to be followed in cases of a favorable response.

o An ethics committee was set up by the company's executive committee at the start of 2004. This committee's function is to be aware of, coordinate and settle all questions relating to the respect of fundamental values concerning companies in the Veolia Environnement group and each of their employees.

o In line with the provisions of the Sarbanes Oxley Act, a Code of Financial Ethics was approved by the executive committee of Veolia Environnement at the beginning of 2004. This Code of Ethics aims to set out a standard of behavior in line with international standards for those responsible for the group's financial and accounting information.

o A sustainable development department has been created within the company's general management. In particular, it contributes to the implementation of a charter on sustainable development and the production of the annual report on sustainable development.

Other bodies responsible for applying these principles are discussed later in this report, in particular the roles of the finance and legal departments of Veolia Environnement, its Divisions and operational entities, the group's internal audit department, the liaison committee for the evaluation and prevention of risks and the disclosure committee.

III. Evaluation of risks

Company management has put in place a risk management process which is described in Veolia Environnement's 2003 annual report as filed with the AMF (document de reference).

Operational risks are the responsibility of the management of each entity, which benefits from the support of the corporate department and Divisions of the group.

At the group level, a liaison committee for the evaluation and prevention of risks identifies the principal risk factors in the legal, industrial, environmental and financial sectors and assures their integration into action plans aimed at risk prevention or insurance coverage. The risk and insurance manager participates in the work of the liaison committee for the evaluation and prevention of risks and acts within the context of the charter on risk management and insurance coverage.

An environmental management system is currently being set up in our entire operational perimeter which is described in the sustainable development report of 2003. It aims to identify, analyze and measure the environmental impact of the group's business. Besides "reporting" of environmental indicators, the environmental management system will provide progress reports on environmental risk management.

Regarding financial risks, the group's finance and treasury department has written and distributed asset management rules so that areas where our operations are exposed to risks, notably exchange or interest rate risks, are centralized at the group level. Centralized asset management has also been put in place regarding debt and financial reporting.


IV. Control activities


A - Organization and procedures relating to the development and treatment of financial and accounting information

Organization - A specific department responsible for control and synergies has been put in place at the group level. In particular, it is responsible for the conception and implementation of procedures relating to the development and treatment of financial and accounting information. Two specific departments are responsible for these functions, within the context of the group's organizational principles:

o The financial control department is responsible for the development of the group's consolidated financial statements and financial documentation, as well as the application of accounting principles, methods and management systems in the group. It drives the budget procedure and annual forecasts and contributes to work on the long-term plan.

o The "subsidiary management" department is responsible for following the performance of operational entities. It consolidates the monthly management reports and leads the long-term planning process. It directly contributes to coordination between Veolia Environnement, its Divisions and operational entities for all financial functions.

Procedures - Before the end of each accounting period, an instruction memo is sent to the group's main accounting officers. It sets out the accounting and financial information necessary for the establishment of published financial documentation. It provides a reminder of new regulations and accounting texts and details the methods of their application.
Accounting information is issued from a single information system unless an exception is justified.

On receipt of the financial statements, coordination meetings are arranged between the group and divisional finance departments. Their aim is to check that the financial statements have been compiled in accordance with the rules and to understand changes in the main aggregates and indicators compared with the previous year. In addition, the group finance department conducts a review of each Division's financial statements, analyzing changes compared with the previous year and with the budget provisions.

As part of their duties, the auditors carry out procedural reviews. They also have access to analyses conducted by the group finance department. Coordination meetings are arranged with the auditors at the divisional and group levels.

In 2003, the procedural reviews carried out by the auditors increased. In order to prepare for the introduction of the IFRS standards ("International Financial Reporting Standards"), a consolidation handbook was written with the auditors. A training program is currently being put in place.

The annual reports required by the French stock exchange authorities (AMF) in the form of a document de reference are subject to a specific validation procedure by the disclosure committee, chaired by the Chairman and CEO, and composed of Heads of Divisions and divisional financial officers, as well as the group's main functional managers (responsables fonctionnels). This committee is responsible for supervising and controlling the collection, distribution and communication to the public or the market of information about the company.

B - Other control activities

The group tax affairs department contributes to the definition of consistent tax management procedures within the group. The tax departments of each Division, in liaison with the group tax affairs department, are responsible for their application. The group information systems department is responsible for deciding group policy regarding information systems and managing the network of technology specialists. The group's risk and insurance department is responsible for applying a global policy of divisional risk management, and for deciding and applying group policy regarding insurance in all Divisions and operational entities.

The group's legal department also directly contributes to control activities. In particular, it developed a litigation reporting procedure and participates in the management of the group's off-balance sheet commitments.

Control structures are also in place in the Divisions and subsidiaries of the group.

Each Division has a finance department, which is in particular responsible for the application of consolidation standards and budget procedures at the divisional level. More widely, several group procedures are applied at the divisional level according to defined thresholds on delegation. This applies, for example, to investment selection procedures.

In each subsidiary, specific procedures may be put in place depending on the business, geographic scope and shareholder composition of the company.

V. Information and communication

The main procedures adopted by the group are communicated on the company intranet.

The informing of directors, officers and employees of the goals and methods of internal control was improved in 2003 by the distribution to French companies of a self-evaluation questionnaire regarding internal control, which followed the COSO reference structure.

The Heads of Divisions and divisional financial officers provide the group general management with "affirmation" letters certifying in particular the accuracy of the financial and accounting information communicated to the parent company and its conformity with applicable laws and regulations.

VI. Piloting

The organization and operation of the Accounts, Audit and Commitments Committee are set out in the first part of this report.

An internal audit department, which reports directly to the Chairman and CEO, carries out its control functions according to an annual program approved by the Accounts, Audit and Commitments Committee and in conformity with a charter which is also approved by the Committee. The internal audit department is in regular contact with the auditors. The internal audit manager periodically gives a presentation on the progress of the audit program and a summary of the work carried out to the Accounts, Audit and Commitments Committee.


                                 *        *
                                     *

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  May 13, 2004

                                          VEOLIA ENVIRONNEMENT


                                          By:  /s/ Jerome Contamine
                                               --------------------------------
                                               Name: Jerome Contamine
                                               Title:   Chief Financial Officer